As confidentially submitted to the Securities and Exchange Commission on December 20, 2018
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
CONFIDENTIAL SUBMISSION ON
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Tradeweb Markets Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6200 (Primary Standard Industrial Classification Code Number)	83-2456358 (I.R.S. Employer Identification No.)
1177 Avenue of the Americas
New York, New York 10036
(646) 430-6000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lee Olesky
Chief Executive Officer
1177 Avenue of the Americas
New York, New York 10036
(646) 430-6000
(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies to:
Steven G. Scheinfeld, Esq. Andrew B. Barkan, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	Michael Kaplan, Esq. Shane Tintle, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check One):
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has not elected to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.01 per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the aggregate offering price of Class A common stock that may be purchased by the underwriters upon the exercise of their option to purchase additional shares of Class A common stock.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any state where the offer or sale is not permitted.
Subject to completion, dated            , 2018
PRELIMINARY PROSPECTUS
     Shares
Tradeweb Markets Inc.
Class A Common Stock
This is the initial public offering of Tradeweb Markets Inc. We are selling      shares of our Class A common stock.
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price is expected to be between $     and $     per share of our Class A common stock. We intend to apply to list our Class A common stock on the      under the symbol “TW.”
The underwriters have an option for a period of 30 days from the date of this prospectus to purchase up to a maximum of       additional shares of Class A common stock.
We will use the net proceeds that we receive from this offering to purchase issued and outstanding common membership units, which we refer to as “LLC Interests,” in Tradeweb Markets LLC, which we refer to as “TWM LLC,” from certain existing owners of TWM LLC. There is no public market for the LLC Interests. The purchase price for the LLC Interests will be equal to the public offering price of our Class A common stock, less the underwriting discounts and commissions referred to below.
We will have four classes of authorized common stock after this offering: Class A common stock, Class B common stock, Class C common stock and Class D common stock. Each share of Class A common stock and Class C common stock entitles its holder to one vote on all matters presented to our stockholders generally. Each share of Class B common stock and Class D common stock entitles its holder to ten votes on all matters presented to our stockholders generally. The holders of Class C common stock and Class D common stock will not have any of the economic rights (including the rights to dividends and distributions upon liquidation) provided to holders of Class A common stock and Class B common stock. Upon completion of this offering, all of our Class B common stock will be held by the Refinitiv Direct Owners (as defined below), all of our Class D common stock will be held by the Continuing LLC Owners (as defined below) on a one-to-one basis with the number of LLC Interests they own, and there will be no outstanding shares of our Class C common stock.
Immediately following this offering, the holders of our Class A common stock issued in this offering collectively will hold     % of the economic interests in us and     % of the combined voting power in us, the Refinitiv LLC Owners (as defined below) and the Refinitiv Direct Owners, through their ownership of Class B common stock and Class D common stock, collectively will hold     % of the economic interests in us and     % of the combined voting power in us, and the Other LLC Owners (as defined below), through their ownership of Class D common stock, collectively will hold no economic interest in us and the remaining     % of the combined voting power in us. We will be a holding company, and upon completion of this offering and the application of proceeds therefrom, our principal asset will be the LLC Interests we acquire from certain of the Other LLC Owners and the LLC Interests we receive from the Refinitiv Direct Owners in exchange for shares of Class B common stock issued by us, representing an aggregate     % economic interest in TWM LLC. The remaining     % economic interest in TWM LLC will be owned by the Continuing LLC Owners through their ownership of LLC Interests. We will be the sole manager of TWM LLC, we will operate and control all of the business and affairs of TWM LLC, and through TWM LLC and its subsidiaries, we will conduct our business.
After the completion of this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of      .
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and will be subject to reduced reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.
Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 26 to read about factors you should consider before buying shares of our Class A common stock.
	Per Share	Total
Price to public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Tradeweb Markets Inc.	$	$

(1)
See “Underwriting (Conflicts of Interest)” for additional information regarding underwriting compensation.

Delivery of the shares of Class A common stock will be made on or about            , 2019.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Citigroup	Goldman Sachs & Co. LLC	J.P. Morgan	Morgan Stanley
BofA Merrill Lynch	Barclays	Credit Suisse
Deutsche Bank Securities	UBS Investment Bank	Wells Fargo Securities
Jefferies	Sandler O’Neill + Partners, L.P.
The date of this prospectus is            , 2019.

Neither we nor the underwriters have authorized anyone to provide you with any information other than that included in this prospectus or in any free writing prospectus prepared by or on behalf of us. We do not take any responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. Offers to sell, and solicitations of offers to buy, shares of our Class A common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, operating results, and prospects may have changed since such date.
No action is being taken in any jurisdiction outside the United States to permit a public offering of Class A common stock. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.
i

MARKET AND INDUSTRY DATA
This prospectus includes estimates regarding market and industry data that we prepared based on our management’s knowledge and experience in the markets in which we operate, together with information obtained from various sources, including publicly available information, industry reports and publications, surveys, our clients, trade and business organizations and other contacts in the markets in which we operate.
In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. Market share data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of market shares. Accordingly, you are cautioned not to place undue reliance on such market share data or any other such estimates. While we believe such information is reliable, neither we nor the underwriters can guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified any third-party information and data from our internal research has not been verified by any independent source. While we believe the estimated market and industry data included in this prospectus are generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise.
CERTAIN TRADEMARKS, TRADE NAMES AND SERVICE MARKS
This prospectus includes trademarks and service marks owned by us. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
BASIS OF PRESENTATION
In connection with the closing of this offering, we will effect certain organizational transactions. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the completion of the organizational transactions and this offering, which we refer to collectively as the “Reorganization Transactions.” See “The Reorganization Transactions” for a description of the Reorganization Transactions and a diagram depicting our organizational structure after giving effect to the Reorganization Transactions, including this offering.
As used in this prospectus, unless the context otherwise requires, references to:
•
“We,” “us,” “our,” the “Company,” “Tradeweb” and similar references refer: (i) on or prior to the completion of the Reorganization Transactions, including this offering, to Tradeweb Markets LLC, which we refer to as “TWM LLC,” and, unless otherwise stated or the context otherwise requires, all of its subsidiaries and any predecessor entities, and (ii) following the completion of the Reorganization Transactions, including this offering, to Tradeweb Markets Inc., and, unless otherwise stated or the context otherwise requires, TWM LLC and all of its subsidiaries and any predecessor entities.

•
“Bank Stockholders” refer collectively to entities affiliated with the following clients: Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated (a subsidiary of Bank of America Corporation), Morgan Stanley & Co. LLC, RBS Securities Inc., UBS Securities LLC and Wells Fargo Securities, LLC, which, prior to the completion of this offering, collectively hold a 46% ownership interest in Tradeweb.

•
“Continuing LLC Owners” refer collectively to the Refinitiv LLC Owners and the Other LLC Owners.

•
“Investor Group” refer to certain investment funds affiliated with The Blackstone Group L.P., an affiliate of Canada Pension Plan Investment Board, an affiliate of GIC Special Investments Pte. Ltd. and certain co-investors, which collectively hold indirectly a 55% ownership interest in Refinitiv (as defined below).

•
“LLC Interests” refer to the single class of newly issued common membership interests of TWM LLC.

•
“Original LLC Owners” refer to the owners of TWM LLC prior to the Reorganization Transactions.

•
“Other LLC Owners” refer collectively to: (i) those Original LLC Owners (including the Bank Stockholders and certain of our executive officers and excluding the Refinitiv LLC Owners) that will continue to own LLC Interests after the completion of the Reorganization Transactions, including this offering, and who may, following the completion of this offering, redeem or exchange their LLC Interests for shares of our Class A common stock or Class B common stock as described in “Certain Relationships and Related Party Transactions — TWM LLC Agreement” and (ii) with respect to the Tax Receivable Agreement (as defined in “Prospectus Summary — Summary of the Reorganization Transactions”), Original LLC Owners who dispose of LLC Interests for cash in connection with this offering.

•
“Refinitiv” refer to King (Cayman) Holdings Ltd., and unless otherwise stated or the context otherwise requires, all of its subsidiaries, which owns substantially all of the former financial and risk business of Thomson Reuters (as defined below), including an indirect 54% ownership interest in Tradeweb, and is controlled by the Investor Group.

•
“Refinitiv Direct Owners” refer collectively to those Original LLC Owners (including certain indirect subsidiaries of Refinitiv) that will exchange their indirect ownership of LLC Interests for shares of our Class B common stock in connection with the completion of the Reorganization Transactions, including this offering.

•
“Refinitiv LLC Owners” refer collectively to those Original LLC Owners (including certain indirect subsidiaries of Refinitiv and excluding the Other LLC Owners) that will continue to own LLC Interests after the completion of the Reorganization Transactions, including this offering, and who may, following the completion of this offering, redeem or exchange their LLC Interests for shares of our Class A common stock or Class B common stock as described in “Certain Relationships and Related Party Transactions — TWM LLC Agreement.”

•
“Refinitiv Owners” refer collectively to the Refinitiv Direct Owners and the Refinitiv LLC Owners.

•
“Refinitiv Transaction” refer to the transaction pursuant to which Refinitiv indirectly acquired on October 1, 2018 substantially all of the financial and risk business of Thomson Reuters and Thomson Reuters indirectly acquired a 45% ownership interest in Refinitiv.

•
“Thomson Reuters” refer to Thomson Reuters Corporation, which indirectly holds a 45% ownership interest in Refinitiv.

•
“Transactions” refer to the Refinitiv Transaction, the Reorganization Transactions, including this offering, and the other transactions described in “Unaudited Pro Forma Consolidated Financial Information.”

We will be a holding company and the sole manager of Tradeweb Markets LLC, and upon completion of this offering and the application of proceeds therefrom, our principal asset will be LLC Interests of Tradeweb Markets LLC. Tradeweb Markets LLC is the predecessor of the issuer, Tradeweb Markets Inc., for financial reporting purposes. Tradeweb Markets Inc. will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:
•
Tradeweb Markets Inc.   Other than the inception statement of financial condition, dated as of November 7, 2018, the historical financial information of Tradeweb Markets Inc. has not been included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.

•
Tradeweb Markets LLC.   As we will have no other interest in any operations other than those of Tradeweb Markets LLC and its subsidiaries, the historical consolidated financial information included in this prospectus is that of Tradeweb Markets LLC and its subsidiaries.

The unaudited pro forma consolidated financial information of Tradeweb Markets Inc. presented in this prospectus has been derived by the application of pro forma adjustments to the historical consolidated financial statements of Tradeweb Markets LLC and its subsidiaries included elsewhere in this prospectus. These pro forma adjustments give effect to the Transactions, including this offering, as well as certain other items described therein, as if all such transactions had occurred on January 1, 2017, in the case of the unaudited pro forma consolidated statement of operations data, and as of September 30, 2018, in the case of the unaudited pro forma consolidated statement of financial condition. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the pro forma financial information included in this prospectus.
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. In addition, we round certain percentages presented in this prospectus to the nearest whole number. As a result, figures expressed as percentages in the text may not total 100% or, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.
USE OF NON-GAAP FINANCIAL MEASURES
This prospectus contains “non-GAAP financial measures,” which are financial measures that are not calculated and presented in accordance with generally accepted accounting principles in the United States, or “GAAP.”
The Securities and Exchange Commission (“SEC”) has adopted rules to regulate the use in filings with the SEC and in other public disclosures of non-GAAP financial measures. These rules govern the manner in which non-GAAP financial measures are publicly presented and require, among other things:
•
a presentation with equal or greater prominence of the most comparable financial measure or measures calculated and presented in accordance with GAAP; and

•
a statement disclosing the purposes for which the registrant’s management uses the non-GAAP financial measure.

Specifically, we make use of the non-GAAP financial measures “Free Cash Flow,” “Adjusted EBITDA,” “Adjusted EBITDA margin” and “Adjusted Net Income” in evaluating our past results and future prospects. For the definition of Free Cash Flow and a reconciliation to cash flow from operating activities, its most directly comparable financial measure presented in accordance with GAAP, see footnote 4 to the table under the heading “Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial and Other Data.” For the definitions of Adjusted EBITDA and Adjusted Net Income and reconciliations to net income, their most directly comparable financial measure presented in accordance with GAAP, see footnote 5 to the table under the heading “Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial and Other Data.” Adjusted EBITDA margin is defined as Adjusted EBITDA divided by gross revenue for the applicable period.
We present Free Cash Flow because we believe it is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations after expenditures for capitalized software development costs and furniture, equipment and leasehold improvements.
We present Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management and our board of directors use Adjusted EBITDA to assess our financial performance and believe it is helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Further, our executive incentive compensation is based in part on components of Adjusted EBITDA.

We use Adjusted Net Income as a supplemental metric to evaluate our business performance in a way that also considers our ability to generate profit without the impact of certain items. Each of the normal recurring adjustments and other adjustments described in the definition of Adjusted Net Income helps to provide management with a measure of our operating performance over time by removing items that are not related to day-to-day operations or are non-cash expenses.
Free Cash Flow, Adjusted EBITDA and Adjusted Net Income have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under GAAP. Some of these limitations include the following:
•
Free Cash Flow, Adjusted EBITDA and Adjusted Net Income do not reflect every expenditure, future requirements for capital expenditures or contractual commitments;

•
Adjusted EBITDA and Adjusted Net Income do not reflect changes in our working capital needs;

•
Adjusted EBITDA does not reflect any interest expense, or the amounts necessary to service interest or principal payments on any debt obligations;

•
Adjusted EBITDA does not reflect income tax expense, and, following the completion of the Reorganization Transactions, because the payment of taxes will be part of our operations, tax expense will be a necessary element of our costs and ability to operate;

•
although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any costs of such replacements;

•
in future periods, we expect Adjusted EBITDA and Adjusted Net Income will not reflect the noncash component of employee compensation;

•
Adjusted EBITDA and Adjusted Net Income do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative, on a recurring basis, of our ongoing operations; and

•
other companies in our industry may calculate Free Cash Flow, Adjusted EBITDA and Adjusted Net Income or similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by relying primarily on our GAAP results and using Free Cash Flow, Adjusted EBITDA and Adjusted Net Income only as supplemental information.
v

PROSPECTUS SUMMARY
This summary highlights information contained in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our consolidated financial statements and related notes thereto included elsewhere in this prospectus and the information in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a description of certain of the terms we use to describe our business in this prospectus, see “Business.”
Overview
We are a leader in building and operating electronic marketplaces for our global network of clients across the financial ecosystem. Our network is comprised of clients across the institutional, wholesale and retail client sectors, including many of the largest global asset managers, hedge funds, insurance companies, central banks, banks and dealers, proprietary trading firms and retail brokerage and financial advisory firms, as well as regional dealers. Our marketplaces facilitate trading across a range of asset classes, including rates, credit, money markets and equities. We are a global company serving clients in 62 countries with offices in North America, Europe and Asia. We believe our proprietary technology and culture of collaborative innovation allow us to adapt our offerings to enter new markets, create new platforms and solutions and adjust to regulations quickly and efficiently. We support our clients by providing solutions across the trade lifecycle, including pre-trade, execution, post-trade and data. Our marketplaces provide deep pools of liquidity with average daily trading volume for the first nine months of 2018 of over $530 billion across more than 40 products.
There are multiple key dimensions to the electronic marketplaces that we build and operate. Foundationally, these begin with our clients and then expand through multiple geographic regions, asset classes, product groups, trading protocols and trade lifecycle solutions.

EXECUTION
POST-TRADE/REPORTING
DATA
PRE-TRADE
RFQ
A2A
INVENTORY
SESSIONS
VOICE
CLOB
STREAMING
CASH
DERIVATIVES
ETFS
RATES
CREDIT
EQUITIES
MONEY MARKETS
AMERICAS
EUROPE
ASIA
INSTITUTIONAL
RETAIL
WHOLESALE
SOLUTIONS
PROTOCOLS
PRODUCT
ASSET CLASS
GEOGRAPHY
CLIENT SECTORS

Our markets are large and growing. Electronic trading continues to develop as a result of market demand for greater transparency, higher execution quality, operational efficiency and lower costs, as well as regulatory changes. We believe our deep client relationships, asset class breadth, geographic reach, regulatory knowledge and scalable technology position us to continue to be at the forefront of the evolution of electronic trading. Our platforms provide transparent, efficient, cost-effective and compliant trading environments across multiple regions and regulatory regimes. As market participants seek to reduce their costs of trading and increase the effectiveness of their trading through the use of our data and analytics, we believe the demand for our platforms and electronic trading solutions will continue to grow.
We have a powerful network of clients across the institutional, wholesale and retail client sectors. Our clients include leading global asset managers, hedge funds, insurance companies, central banks, banks and dealers, proprietary trading firms and retail brokerage and financial advisory firms, as well as regional dealers. As our network continues to grow across client sectors, we will generate additional transactions and data on our platforms, driving a virtuous cycle of greater liquidity and value for our clients.

Our technology supports multiple asset classes, trading protocols and geographies, and as a result, we are able to provide a broad spectrum of solutions and cost savings to our clients. We have built a scalable, flexible and resilient proprietary technology architecture that enables us to remain agile and evolve with market structure. This allows us to partner closely with our clients to develop customized solutions for their trading and workflow needs. Our technology is deeply integrated with our clients’ risk and order management systems, clearinghouses, trade repositories, middleware providers and other important links in the trading value chain. These qualities allow us to be quick to market with new offerings, to constantly enhance our existing marketplaces and to collect a robust set of data and analytics to support our marketplaces.
We have a track record of growth and financial performance. By expanding the scope of our platforms and solutions, building scale and integration across marketplaces and benefiting from broader network effects, we have been able to grow both our transaction volume and subscription-based revenues. Between 2004 and 2017, we had annual compound average daily trading volume growth of 10.8% and annual compound gross revenue growth of 11.5%. Approximately 52% of our gross revenue for the year ended December 31, 2017 was fixed and generated from subscription fees and minimum volume floors. For the last twelve months ended September 30, 2018 and 2017, respectively, our gross revenue was $649.2 million and $551.4 million, an increase of 17.7%, our net income was $137.3 million and $101.5 million, our Adjusted EBITDA was $268.3 million and $211.8 million, with an Adjusted EBITDA margin of 41.3% and 38.4%, and our Adjusted Net Income was $216.8 million and $175.7 million. For the definitions of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income and reconciliations to net income, their most directly comparable financial measure presented in accordance with GAAP, see footnote 5 in “— Summary Historical and Pro Forma Consolidated Financial and Other Data.”
Our Evolution
We were founded in 1996 and set out to solve for inefficiencies in the institutional U.S. Treasury trading workflows, including limited price transparency, weak connectivity among market participants and error-prone manual processes. Our first electronic marketplace went live in 1998, and over the next two decades we leveraged our technology and expertise to expand into additional rates products and other asset classes, such as credit, money markets and certain equities. Client demand for better trading workflow globally also was increasing and we initiated a strategy of rolling out our existing products to new geographies and adding local products. We expanded to Europe in 2000, initially offering U.S. fixed income products and soon thereafter added a marketplace for European government bonds. We expanded to Asia in 2005, where our first local product was Japanese government bonds. We have since continued to expand our product and client base in Europe and Asia.
We identified an opportunity to expand our marketplaces to the wholesale and retail client sectors based on our existing relationships with dealers and our strong market position. We developed our wholesale platform through the acquisitions of Hilliard Farber in 2008 and Rafferty Capital Markets in 2011, and developed technology to facilitate the migration of inefficient wholesale voice markets to more efficient and transparent electronic markets. We entered the retail market through our acquisition of LeverTrade in 2006, scaled our market position through our acquisition of BondDesk in 2013, and have continued to leverage our market and technology expertise to enhance our platform serving that client sector.
Throughout our evolution we have developed many new innovations that have provided greater pre-trade price transparency, better execution quality and seamless post-trade solutions. Such innovations include the introduction of pre-trade composite pricing for multi-dealer-to-customer (“D2C”) trading and the Request-for-Quote (“RFQ”) protocol across the fixed income markets. We have also integrated our trading platforms with our proprietary post-trade systems as well as our clients’ systems for efficient post-trade processing. We expect to continue to leverage our success to expand into new products, asset classes and geographies, while growing our powerful network of clients.

We have continued to solve inefficiencies by adding new products across our rates, credit, money markets and equities asset classes, thereby increasing our opportunities in related addressable markets, where average daily trading volumes have grown from approximately $0.6 trillion in 1998 to $4.0 trillion through the first nine months of 2018, according to industry sources.
Our Market Opportunity
Continued Growth of Global Markets
Based on industry sources, we estimate that the global notional value outstanding for rates and credit was approximately $524 trillion at the end of 2017. When combined with money markets and equities, the market size for our platforms increases to an estimated notional value of approximately $539 trillion. The markets in which we participate are actively traded, generating an estimated average daily trading volume of approximately $4.0 trillion through the first nine months of 2018. Major market participants include large, asset managers, hedge funds, central banks, banks and dealers, insurance companies, corporations, proprietary trading, brokerage and retail advisory firms, governments and retail investors.
Trading activity is influenced by, among other things, the amount of notional securities outstanding, new issuances, market volatility, regulation and economic factors such as growth and monetary policy. The U.S. government bond market has experienced substantial growth in notional value outstanding, growing at 12% annually since 2007 according to SIFMA. The U.S. corporate bond and Chinese bond markets have grown annually at 5% and 21%, respectively, over the last decade according to SIFMA and CFETS. The U.S. and European ETF markets have each grown annually at nearly 20% respectively since 2007 according to etfgi.com and Thomson Reuters. Continuing growth in these markets may be driven by increasing global trading volumes, resulting from increased economic activity, including growing international securities trading, new debt and equity issuances and continued economic growth. Additionally, after a period of historically low interest rates, trading volumes in our rates asset class may benefit from interest rates normalizing to higher levels as global central banks move toward monetary policy normalization. These markets have also migrated to electronic trading platforms at different adoption rates — some gradually over time (e.g., government bonds and credit bonds) and others on a more accelerated basis due to regulation (e.g., interest rate swaps).
Advancements in technology, increased connectivity and the evolving business needs of market participants have caused financial markets to become more global. Our platforms operate throughout the global 24-hour trading day as market participants have become increasingly global and comprehensive, trading across multiple geographies, asset classes and currencies.

Electronification of Trading
Trading in fixed income and derivative markets historically was a highly manual process. Buyers lacked a centralized source of price discovery and automated post-trade processing solutions, and as a result, were required to telephone multiple dealers to receive price quotes, compare quotes among multiple dealers, confirm orders via telephone and then engage in manual trade settlement via fax. The process was time-consuming and error-prone, leading to poor price transparency and execution quality, limited connectivity among market participants and high levels of operational risk. Even as other markets, such as the equity, FX and futures markets, transitioned to electronic processes, large components of the fixed income and derivative markets have been slower to migrate to electronic execution because of the diversity and heterogeneous nature of those instruments.
Our clients demand more efficient solutions to improve outcomes and reduce costs. Over the last 20 years, we have been a leader in the electronification of fixed income and other markets, using proprietary and innovative technologies and collaborating hand-in-hand with clients on product innovation. Electronification has made markets more efficient by improving price transparency and execution, while also reducing operational risk and allowing market participants to create organizational cost efficiencies, by reducing front office headcount and by eliminating manual errors.
The process of market electronification is ongoing. Markets — even in asset classes we already offer — continue to have meaningful volumes traded manually, with liquidity-taking investors calling multiple dealers for quotes and engaging in manual post-trade processing. Our product innovation is driven by client demand for efficiencies in additional products and geographies, which, combined with our entrepreneurial culture and domain expertise, are expected to attract additional market participants to Tradeweb.
Regulatory changes have also driven demand for electronification. The policy objectives of a number of post-2008 crisis reforms, such as the Dodd-Frank Wall Street Reform and Customer Protection Act (the “Dodd-Frank Act”), Basel III and the Markets in Financial Instruments Directive II (“MiFID II”), are to increase transparency and reduce systemic risk. These objectives have generally led to increased adoption of electronic trading on regulated markets where price transparency, counterparty credit checks, reporting and clearing are essential components. In addition, higher capital requirements have driven dealers to reduce the size of their balance sheets and utilize the distribution and scale provided by electronic trading venues.
Unlocking the Value of Data for our Network
Traders are increasingly using data for pre-trade analytics, automated execution, transaction cost analysis, predictive insights and post-trade solutions. Greater demand for data and analytics has improved the value proposition of electronic trading relative to other mediums. Our real-time pre-trade data and analytics provide additional value-add to platform users, further entrenching our platforms and solutions among our clients. We provide continuous pre-trade pricing updates across our markets to clients increasing transparency in trading. Additionally, regulations are mandating additional audit trail and reporting requirements, which we help solve with our trading platforms and integrated post-trade settlement protocols. These applications are supported by advancements in technology and the increased prevalence of electronic trading, both of which have made it easier to generate, capture, store and analyze data.
Our Competitive Strengths
Our Network of Clients, Products, Geographies and Protocols
Our clients continue to come to our trading venues because of our large network and deep pools of liquidity, which result in better and more efficient trade execution. We expand our relationships through our integrated technology and new offerings made available to our growing network of clients. As an electronic trading marketplace for key asset classes and products, we benefit from a virtuous cycle of liquidity — trading volumes growing together and re-enforcing each other. We expect our existing clients to trade more volume on our trading venues and to attract new users to our already powerful network, as liquidity on our marketplaces grows and we offer more value-added solutions. The breadth of our network, products, global presence and embedded scalable technology offers us unique insights and an established platform to swiftly enter additional markets and offer new value-added solutions. This is supported by more than 20 years of successful innovation and long trusted relationships with our clients.
We are a leader in making trading and the associated workflow more efficient for market participants. For our institutional clients, which is our largest client sector, we estimate that we have the leading market position in four of our five largest products — U.S. Treasuries, To-Be-Announced mortgage-backed securities (“TBA MBS”), European government bonds, U.S. dollar-denominated interest rate swaps and euro-denominated interest rate swaps. We cover all major client sectors participating in electronic trading, including the institutional, wholesale and retail client sectors. We are a global business with users accessing our platforms and solutions in 62 countries, and in 2017, we generated 32% of our gross revenue from clients outside of the United States. We have built a business that is diverse across more than 40 products and provides the full spectrum of trading protocols from voice through RFQ to CLOB (central limit order book).
We believe the breadth of our offerings, experience and client relationships provides us unique market feedback and enables us to enter new markets with higher probabilities of success and greater speed. Many of our markets are interwoven and we provide participants trading capabilities across multiple products through a single relationship. We cover our global clients through offices in North America, Europe and Asia and a global trading network that is distributed throughout the world.
Culture of Collaborative Innovation
We have developed trusted client relationships through a culture of collaborative innovation where we work alongside our clients to solve their evolving workflow needs. We have a long track record of working with clients to solve both industry-level challenges and client-specific issues. We have had a philosophy of collaboration since our founding, when we worked with certain clients to improve U.S. Treasury bond trading for the institutional client sector.
More recently, we helped make trading in credit markets more efficient by partnering with major dealers to improve liquidity and reduce the cost of net spotting the U.S. Treasury in connection with a corporate bond trade. This net spotting functionality allows our credit clients to spot multiple bonds at the same time using our multi-dealer net spotting tool to net their interest rate risk simultaneously using one spot price. We have also worked side-by-side with clients to customize solutions for their particular needs. For example, in direct collaboration with our leading TBA MBS clients we developed a functionality (Round Robin) to help resolve the issue of systemic fails on TBA MBS trades and reduced the operational risk and costs associated with delivery failures that often plagued the TBA MBS market. Through collaborative endeavors like these, we have become deeply integrated into our clients’ workflow and become a partner of choice for new innovations.
Scalable and Flexible Technology
We have consistently used our proprietary technology to find new ways for our clients to trade more effectively and efficiently. Our core software solutions span multiple components of the trading lifecycle and include pre-trade data and analytics, trade execution and post-trade data, analytics and reporting, integration and connectivity and straight-through processing. Our systems are built to be scalable, flexible and resilient. Our internet-based, thin client technology is readily accessible and enables us to quickly access the market with easily distributed new solutions. For example, we were the first to offer web-based electronic multi-dealer trading to the institutional U.S. Treasury market and have subsequently automated the market structure of additional markets globally. We have also created new trading protocols and developed additional solutions for our clients that are translated and built by our highly experienced technology and business personnel working together to solve a client workflow problem. Going forward, we expect our technology platform to help us stay at the forefront of the evolution of electronic trading.

Our Global Regulatory Footprint and Domain Expertise
We are regulated (as necessitated by jurisdiction and applicable law) or have necessary legal clearance to offer our platforms and solutions in major markets globally, and our experience provides us credibility when we enter new markets and facilitates our ability to comply with additional regulatory regimes. With extensive experience in addressing existing and pending regulatory changes in our industry, we offer clients a central source of expertise and thought leadership in our markets and assist them through the myriad of regulatory requirements. We then provide our clients with trading platforms that meet regulatory requirements and connectivity to pre-and post-trade systems necessary to comply with their regulatory obligations.
Platforms and Solutions Empowered by Data and Analytics
Our data and analytics enhance the value proposition of our trading venues and improve the trading experience of our clients. We support our clients’ core trading functions by offering trusted pre- and post-trade services, value-added analytics and predictive insights informed by our deep understanding of how market participants interact. Our data and analytics help clients make better trading decisions, benefitting current market participants and attracting new ones to our financial ecosystem. For example, data powers our Automated Intelligent Execution (“AiEX”) functionality which allows traders to execute their smaller, low touch trades more efficiently and to focus their attention on larger, more nuanced trades.
Our over 20 year operating history has allowed us to build comprehensive and unique datasets across our markets. Our marketplaces generate valuable data, processing over 950 million pre-trade price updates daily, that we collect centrally and use as inputs to our pre-trade indicative pricing and analytics. We maintain a full history of inquiries and transactions, which means, for example, we have 20 years of U.S. Treasury data. We also will seek to further monetize our data both through potential expansion of our existing market data license agreement with Refinitiv and through distributing additional data sets and analytics offerings through our own network or through other third-party networks.
We are consistently developing new offerings and solutions to meet the changing needs of our clients and will benefit from helping them comply with new regulations. For example, in January 2018, we launched our Approved Publication Arrangement (“APA”) reporting service in response to demand by our clients to satisfy new off-venue and over the counter (“OTC”) reporting requirements under MiFID II. We now operate one of the largest fixed income APA services with over 100 clients, including 20 leading global banks, and expect to expand our APA service in the coming years.
Experienced Management Team
Our focus and decades of experience have enabled us to accumulate the knowledge and capabilities needed to serve complex, dynamic and highly regulated markets. Our founder-led management team is composed of executives with an average of over 25 years of relevant industry experience including an average of 13 years working together at Tradeweb under different ownership structures and through multiple market cycles. Our stable management team has overseen our expansion into new markets and geographies while managing ongoing strategic initiatives including our significant technology investments. Additionally, management has fostered a culture of collaborative innovation with our clients, which combined with management’s focus and experience, has been an important contributor to our success. We have been thought leaders and contributors to the public dialogue on key issues and regulations affecting our markets and industry, including congressional testimony, public roundtables, regulatory committees and industry panels.

Our Growth Strategies
Throughout our history, we have operated with agility to address the evolving needs of our clients. We have been guided by our core principles, which are to build better marketplaces, to forge new relationships and to create trading solutions that position us as a strategic partner to the clients that we serve. We seek to advance our leadership position by focusing our efforts on the following growth strategies:
Continue to Grow Our Existing Markets
We believe there are significant opportunities to generate additional revenue from secular tailwinds in our existing markets:
Growth in Our Underlying Asset Classes
The underlying volumes in our asset classes continue to increase due to expanded government and corporate issuance, higher market volatility and a rising interest rate environment. In addition, the government bond market is foundational to and correlative to virtually every asset class in the cash and derivatives fixed income markets. Based on industry sources, we estimate that the addressable average daily trading volume across the rates, credit, money markets and equity asset classes has grown at a compound average annual rate of 8% from the first half of 2015 through the first half of 2018. Select products that we believe have a high growth potential include global government bonds, derivatives, ETFs and credit.
Growth in Our Market Share
Our clients represent most of the largest institutional, wholesale and retail market participants. The global rates, credit, money markets and equity asset classes continue to evolve electronically. We intend to continue to increase our market share by growing our client base and increasing the percentage of our clients’ overall trading volume transacted in those asset classes on our platforms. Many of our asset manager, hedge fund, insurance, central bank/sovereign entity and regional dealer clients actively trade multiple products on our platforms. In addition, our global dealer clients trade in most asset classes across all three client sectors. We also see a growing appetite for multi-asset trading to reduce cost and duration risk. For example, in our U.S. credit marketplace, 90% of trades include a net hedge transaction leveraging our U.S. Treasury marketplace.
Electronification of Our Markets
Market demands and regulation are changing the paradigm of trading and driving the migration to electronic markets. Our clients desire transparency, best execution and choice of trading protocols amidst dynamic and evolving markets. Furthermore, innovations in capital markets have enabled increased automation and process efficiency across our markets. We are well positioned to continue to innovate and provide better electronic markets that satisfy the needs of our clients.
Expand Our Product Set and Reach
We intend to leverage innovation and technology capabilities to develop new solutions that help our clients trade more effectively and efficiently. For example, our swap compression functionality allows clients to reduce their swap positions at the clearinghouse, resulting in significant cost savings. In addition, given the breadth of expertise of our sales people and management, we have the ability to focus on new client opportunities and on selling additional solutions to existing clients.
In addition, we believe our business model is well suited to serve clients in other asset classes and geographies where our guiding principles can continue to transform markets and broaden our reach. We currently have clients in 62 countries, and we plan to expand our platforms and solutions into additional geographies. Our international strategy involves offering our existing products to new geographies and then adding local products. We believe we can continue to develop trading models in one product or asset class and deliver those models to other products or asset classes, irrespective of geography. For example, we are leveraging session-based trading technology in European credit bonds for session-based trading in U.S. credit bonds and Off-the-Run U.S. Treasury securities. We have significant scale and breadth across our platforms, which position us well to take advantage of favorable market dynamics.

Enhance Underlying Data and Analytics Capabilities to Develop Innovative Solutions
As the demand for data and analytics solutions grows across markets and geographies, we plan to continue to expand the scope of our underlying data, improve our tools and technology and enhance our analytics and trade decision support capabilities to provide innovative solutions that address this demand. As the needs of market participants evolve, we expect to continue to help them meet their challenges, which our recent investments in data, technology and analytics enable us to do more quickly and efficiently. For example, we enhance our solutions by linking indicative pre-trade data to our clients’ specific trades to create predictive insights from client trading behavior.
Our technology architecture reduces the time to market for new data solutions, which allows us to react quickly to client needs. Recently, we extended our long-term agreement with Refinitiv, pursuant to which Refinitiv licenses certain data from us, which provides us with a predictable and growing revenue stream.
Pursue Strategic Acquisitions and Alliances
We intend to selectively consider opportunities to grow through strategic acquisitions and alliances. These opportunities should enhance our existing capabilities, accelerate our ability to enter new markets or provide new solutions. For example, in addition to our acquisitions in the wholesale and retail client sectors, we made an acquisition (CodeStreet) in 2016, which bolstered our predictive analytics capabilities. Our focus will be on opportunities that we believe can enhance or benefit from our technology platform and client network, provide significant market share and profitability and are consistent with our corporate culture.
Summary of the Reorganization Transactions
Prior to the completion of this offering and the organizational transactions described below, the Original LLC Owners are the only members of TWM LLC. Tradeweb Markets Inc. was incorporated as a Delaware corporation on November 7, 2018 to serve as the issuer of the Class A common stock offered hereby.
In connection with the closing of this offering, we will consummate the following organizational transactions:
•
we will amend and restate the fourth amended and restated limited liability company agreement of TWM LLC (as amended, effective as of the completion of this offering, the “TWM LLC Agreement”), to, among other things, (i) provide for LLC Interests that will be the single class of common membership interests in TWM LLC, (ii) exchange all of the Original LLC Owners’ existing membership interests in TWM LLC for LLC Interests and (iii) appoint Tradeweb as the sole manager of TWM LLC;

•
we will amend and restate Tradeweb’s certificate of incorporation to, among other things, provide for Class A common stock, Class B common stock, Class C common stock and Class D common stock. Each share of Class A common stock and Class C common stock will entitle its holder to one vote on all matters presented to our stockholders generally. Each share of Class B common stock and Class D common stock will entitle its holder to ten votes on all matters presented to our stockholders generally. The holders of Class C common stock and Class D common stock will have no economic interests in Tradeweb (where “economic interests” means the right to receive any dividends or distributions, whether cash or stock, in connection with common stock). These attributes are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	10	Yes
Class C common stock	1	No
Class D common stock	10	No
Holders of any outstanding shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law;

•
we will assume sponsorship of the Option Plan (as defined herein) and the PRSU Plan (as defined herein) currently sponsored by Tradeweb Markets LLC. Accordingly, all options and PRSUs granted under such plans will be converted into economically equivalent awards of Tradeweb Markets Inc.;

•
we will issue       shares of Class D common stock to the Continuing LLC Owners, on a one-to-one basis with the number of LLC Interests they own, for nominal consideration;

•
we will issue       shares of our Class A common stock to the purchasers in this offering;

•
we intend to use the net proceeds from the sale of Class A common stock by us in this offering to acquire an equivalent number of issued and outstanding LLC Interests from certain of the Other LLC Owners at a purchase price per interest equal to the initial public offering price per share of Class A common stock (and cancel an equal number of shares of Class D common stock), less the underwriting discounts and commissions payable thereon, collectively representing     % of TWM LLC’s outstanding LLC Interests;

•
the Refinitiv Direct Owners will exchange with us their indirect ownership of LLC Interests for     shares of Class B common stock on a one-to-one basis. The Refinitiv Direct Owners and other future holders of Class B common stock may from time to time exchange all or a portion of their shares of our Class B common stock for newly issued shares of Class A common stock on a one-for-one basis (in which case their shares of Class B common stock will be cancelled on a one-for-one basis upon any such issuance);

•
the Continuing LLC Owners will continue to own the LLC Interests they receive in exchange for their existing membership interests in TWM LLC, which LLC Interests following the completion of this offering, will be redeemable, at the election of such members, for newly issued shares of Class A common stock or Class B common stock on a one-for-one basis (and such holders’ shares of Class C common stock or Class D common stock, as the case may be, will be cancelled on a one-for-one basis upon any such issuance) . The Continuing LLC Owners may also from time to time exchange all or a portion of their shares of our Class D common stock for newly issued shares of Class C common stock on a one-for-one basis (in which case their shares of Class D common stock will be cancelled on a one-for-one basis upon such issuance);

•
Tradeweb’s board of directors, which will include directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, may, at its option, instead of the foregoing redemptions of LLC Interests, cause the Company to make a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the TWM LLC Agreement;

•
each share of our Class B common stock will automatically convert into one share of Class A common stock and each share of our Class D common stock will automatically convert into one share of our Class C common stock (i) immediately prior to any sale or other transfer of such share by a holder or any of its affiliates or permitted transferees, or (ii) once the Refinitiv Owners and their affiliates together no longer beneficially own a number of shares of our common stock and LLC Interests that together entitle them to at least 10% of our economic interests. Holders of LLC Interests that receive shares of Class C common stock upon any such conversion may continue to elect to have their LLC Interests redeemed for newly issued shares of Class A common stock as described above (in which case their shares of Class C common stock will be cancelled on a one-for-one basis upon such issuance). See “Description of Capital Stock;” and

•
Tradeweb will enter into (i) a tax receivable agreement (the “Tax Receivable Agreement”) with the Continuing LLC Owners, (ii) a stockholders agreement (the “Stockholders Agreement”) with              and (iii) a registration rights agreement (the “Registration Rights Agreement”) with              .

We refer to this offering and the foregoing organizational transactions we will consummate prior to the closing of this offering collectively as the “Reorganization Transactions.” For more information regarding the Reorganization Transactions and our structure after the completion of the Reorganization Transactions, including this offering, see “The Reorganization Transactions.”
Immediately following this offering, Tradeweb will be a holding company whose principal asset will be the LLC Interests it acquires from certain of the Other LLC Owners using the net proceeds from this offering and the LLC Interests it receives from the Refinitiv Direct Owners in exchange for shares of Class B common stock issued by us. As the sole manager of TWM LLC, we will operate and control all of the business and affairs of TWM LLC and, through TWM LLC and its subsidiaries, conduct our business. We will have the sole voting interest in, and control the management of, TWM LLC. As a result, we will consolidate TWM LLC in our consolidated financial statements and will report a non-controlling interest related to the LLC Interests held by the Continuing LLC Owners on our consolidated financial statements.
See “Description of Capital Stock” for more information about our amended and restated certificate of incorporation and the terms of the Class A common stock, Class B common stock, Class C common stock and Class D common stock. See “Certain Relationships and Related Party Transactions” for more information about the TWM LLC Agreement, including the terms of the LLC Interests and the redemption rights of the Continuing LLC Owners; the Tax Receivable Agreement; the Stockholders Agreement; and the Registration Rights Agreement.

The following diagram shows our organizational structure after giving effect to the Reorganization Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock:

Refinitiv
Direct Owners
Continuing
LLC Owners*
Public
Stockholders
Class B Common Stock
• % economic interest
• % voting interest
• 10:1 vote
Class D Common Stock
• No economic interest
• % voting interest
• 10:1 vote
Class A Common Stock
• % economic interest
• % voting interest
• 1:1 vote
Tradeweb Markets Inc.
(Delaware corporation)
Issuer
Sole Manager
• % economic interest
• 100% voting interest
LLC Interests
• % economic interest
• No voting rights
Tradeweb
Markets LLC
(Delaware LLC)
Operating Subsidiaries

*
Included among the Continuing LLC Owners is a holding vehicle to which certain members of the Company’s management team contributed the LLC Interests that they held immediately prior to this offering, and through which such members currently hold such LLC Interests. To facilitate a member’s sale of LLC Interests, a member may cause the holding vehicle to distribute to that member some or all of the LLC Interests that the member contributed to the holding vehicle prior to this offering.

Risks Associated with Our Business
Our business is subject to numerous risks described in “Risk Factors” immediately following this prospectus summary and elsewhere in this prospectus. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of the more significant risks we face include:
•
changes in economic, political and market conditions and the impact of these changes on trading volumes;

•
our failure to compete successfully;

•
our failure to adapt our business effectively to keep pace with industry changes;

•
consolidation and concentration in the financial services industry;

•
our dependence on dealer clients that are also stockholders;

•
systems failures, interruptions, delays in services, catastrophic events and resulting interruptions;

•
extensive regulation of our industry; and

•
Refinitiv’s control of us and our status as a controlled company.

See “Risk Factors” immediately following this prospectus summary for a more thorough discussion of these and other risks and uncertainties we face.
Implications of Being an Emerging Growth Company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:
•
we are required to have only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure;

•
we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•
we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•
we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and

•
we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of  $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.
We have elected to take advantage of some of the reduced disclosure obligations listed above in this prospectus, and may elect to take advantage of other reduced reporting requirements in future filings. In particular, we have elected to adopt the reduced disclosure with respect to our executive compensation disclosure. As a result of this election, the information that we provide stockholders may be different than you might get from other public companies.
The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.
Corporate Information
Tradeweb Markets Inc., the issuer of the Class A common stock in this offering, was incorporated as a Delaware corporation on November 7, 2018. Our corporate headquarters are located at 1177 Avenue of the Americas, New York, New York 10036. Our telephone number is (646) 430-6000. Our principal website address is www.tradeweb.com. The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus.

The Offering
Issuer
Tradeweb Markets Inc., a Delaware corporation.
Class A common stock offered by us
     shares.
Option to purchase additional shares of Class A common stock
The underwriters have an option to purchase up to an aggregate of       additional shares of Class A common stock from us at the initial public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Class A common stock to be outstanding after this offering
     shares (or      shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Class B common stock to be outstanding after this offering
     shares, all of which will be owned by the Refinitiv Direct Owners.
Class C common stock to be outstanding after this offering
None.
Class D common stock to be outstanding after this offering
     shares, all of which will be owned by the Continuing LLC Owners (or      shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
LLC Interests to be held by us after this offering
     LLC Interests, representing a     % economic interest in TWM LLC (or      LLC Interests, representing a     % economic interest in TWM LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Voting rights
Each share of Class A common stock entitles its holder to one vote on all matters presented to our stockholders generally, representing an aggregate of      % of the combined voting power of our issued and outstanding common stock upon completion of this offering (or     %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Each share of Class B common stock entitles its holder to ten votes on all matters presented to our stockholders generally, representing an aggregate of      % of the combined voting power of our issued and outstanding common stock upon completion of this offering. Upon completion of this offering, the Refinitiv Direct Owners will own all of our outstanding Class B common stock.
Each share of Class C common stock entitles its holder to one vote on all matters presented to our stockholders generally. Upon completion of this offering, no shares of Class C common stock will be outstanding.

Each share of Class D common stock entitles its holder to ten votes on all matters presented to our stockholders generally, representing an aggregate of      % of the combined voting power of our issued and outstanding common stock upon consummation of this offering (or   %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock). Upon completion of this offering, the Continuing LLC Owners will own all of our outstanding Class D common stock.
Holders of any outstanding shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. See “Description of Capital Stock.”
Voting power held by the Refinitiv Owners
    %.
Voting power held by the Other LLC Owners
    % (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Controlled company
We will be a “controlled company” within the meaning of the corporate governance standards of      . See “Management — Director Independence and Controlled Company Exception.”
Dividend policy
Following the completion of this offering and subject to legally available funds, we intend to pay quarterly cash dividends on our Class A common stock and Class B common stock initially equal to $     per share, commencing with the      quarter of      .
Because we are a holding company and all of our business is conducted through our subsidiaries, we expect to pay dividends, if any, from funds we receive from our subsidiaries. As the sole managing member of TWM LLC, we intend to cause, and will rely on, TWM LLC to make distributions in respect of LLC Interests to fund our dividends. When TWM LLC makes such distributions, the Continuing LLC Owners will be entitled to receive proportionate distributions based on their economic interests in TWM LLC. If TWM LLC is unable to cause these subsidiaries to make distributions, it may have inadequate funds to distribute to us and we may be unable to fund our expected dividends.
The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors and subject to certain considerations. See “Dividend Policy.”
Ratio of shares of common stock to LLC Interests
Our amended and restated certificate of incorporation and the TWM LLC Agreement will require that (i) we at all times maintain a ratio of one LLC Interest owned by us for each share of Class A common stock and Class B common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (ii) TWM LLC at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock and Class B common stock issued by us and the number of LLC Interests owned by us, (y) a one-to-one ratio between the number of shares of Class C common stock and Class D common stock issued by us and the number of LLC Interests owned by the holders of such Class C common stock and Class D common stock.
Redemption rights of holders of LLC Interests/exchange rights of holders of Class B common stock and Class D common stock
The Continuing LLC Owners, from time to time following this offering, may require TWM LLC to redeem all or a portion of their LLC Interests for newly issued shares of Class A common stock or Class B common stock on a one-for-one basis (and such holders’ shares of Class C common stock or Class D common stock, as the case may be, will be cancelled on a one-for-one basis upon any such issuance).
Tradeweb’s board of directors, which will include directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, may, at its option, instead of the foregoing redemptions of LLC Interests, cause the Company to make a cash payment equal to the volume weighted average market price of one share of our Class A common stock for each LLC Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the TWM LLC Agreement. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With This Offering — TWM LLC Agreement.”
The Refinitiv Direct Owners and other future holders of Class B common stock may from time to time exchange all or a portion of their shares of our Class B common stock for newly issued shares of Class A common stock on a one-for-one basis (in which case their shares of Class B common stock will be cancelled on a one-for-one basis upon any such issuance). Furthermore, the Continuing LLC Owners may from time to time exchange all or a portion of their shares of our Class D common stock for newly issued shares of Class C common stock on a one-for-one basis (in which case their shares of Class D common stock will be cancelled on a one-for-one basis upon such issuance).
Conversion
Each share of our Class B common stock will automatically convert into one share of Class A common stock and each share of our Class D common stock will automatically convert into one share of our Class C common stock (i) immediately prior to any sale or other transfer of such share by a holder or any of its affiliates or permitted transferees, which, in the case of Class D common stock, such sale or other transfer will be limited by the transfer restrictions on LLC Interests contained in the TWM LLC

Agreement or (ii) once the Refinitiv Owners and their affiliates together no longer beneficially own a number of shares of our common stock and LLC Interests that together entitle them to at least 10% of our economic interests. Holders of LLC Interests that receive shares of Class C common stock upon any such conversion may continue to elect to have their LLC Interests redeemed for newly issued shares of Class A common stock as described above (in which case their shares of Class C common stock will be cancelled on a one-for-one basis upon such issuance). See “Description of Capital Stock.”
Registration Rights Agreement
Pursuant to the Registration Rights Agreement, we will grant        , their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With This Offering —  Registration Rights Agreement.”
Use of proceeds
We estimate that the net proceeds to us from this offering, after deducting underwriting discounts, but before estimated offering expenses, will be approximately $     million.
We intend to use the net proceeds that we receive from this offering to purchase      issued and outstanding LLC Interests from certain of the Other LLC Owners at a purchase price per interest equal to the initial public offering price per share of our Class A common stock, less the underwriting discounts and commissions payable thereon. See “Use of Proceeds.”
Conflicts of interest
Affiliates of                           will receive more than 5.0% of the net proceeds from this offering. As a result,                          is deemed to have a “conflict of interest” pursuant to FINRA Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to Rule 5121, a “qualified independent underwriter” (as defined in Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the registration statement and this prospectus.                 has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. We have also agreed to indemnify              against certain liabilities incurred in connection with it acting as a qualified independent underwriter in this offering, including liabilities under the Securities Act.

Tax Receivable Agreement
We will enter into the Tax Receivable Agreement with TWM LLC and the Continuing LLC Owners that will provide for the payment by Tradeweb to a Continuing LLC Owner of 50% of the amount of U.S. federal, state and local income or franchise tax savings, if any, that Tradeweb actually realizes (or in some circumstances is deemed to realize) as a result of, for such Continuing LLC Owner, (i) increases in the tax basis of TWM LLC’s assets resulting from (a) the purchase of LLC Interests from such Continuing LLC Owner using the net proceeds from this or any future offering or (b) any redemptions or exchanges by such Continuing LLC Owner of LLC Interests for shares of our Class A common stock or Class B common stock or for cash, as applicable, described above under “— Redemption rights of holders of LLC Interests/exchange rights of holders of Class B common stock and Class D common stock” and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”
Proposed stock exchange symbol
“TW.”
Risk factors
Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” in this prospectus for a discussion of factors you should carefully consider before investing in our Class A common stock.
The number of shares of our Class A common stock to be outstanding after this offering is based on the membership interests of TWM LLC outstanding as of            , 2019 and, after giving effect to the Reorganization Transactions, excludes:
•
     shares of Class A common stock issuable upon the exercise of outstanding options (of which      are vested) under the Amended and Restated Tradeweb Markets Inc. 2018 Stock Option Plan (the “Option Plan”) as of            , 2019 at an exercise price of  $     per share, which options may be exercised on a cashless or net settlement basis;

•
     shares of Class A common stock underlying performance based restricted share units issued under the Amended & Restated Tradeweb Markets Inc. PRSU Plan (the “PRSU Plan”);

•
     shares of Class A common stock reserved for future issuance under our Option Plan and our 2019 Omnibus Equity Incentive Plan (the “2019 Equity Incentive Plan”); and

•
     shares of Class A common stock reserved as of the closing date of this offering for future issuance upon (i) exchange of Class B common stock by the Refinitiv Direct Owners and other future holders of Class B common stock, (ii) redemption or exchange of LLC Interests by the Continuing LLC Owners or (iii) conversion of the Class B common stock.

Unless otherwise stated or the context otherwise requires, all information contained in this prospectus:
•
assumes an initial public offering price of  $     per share of Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus;

•
assumes the underwriters’ option to purchase additional shares of Class A common stock has not been exercised;

•
assumes the completion of the organizational transactions described under “The Reorganization Transactions;”

•
gives effect to the application of the net proceeds from this offering as described under “Use of Proceeds;” and

•
gives effect to our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective prior to or upon the closing of this offering.

Unless otherwise indicated or the context otherwise requires, references in this prospectus to the exercise of the underwriters’ option to purchase additional shares of Class A common stock give effect to the use of the net proceeds therefrom.

Summary Historical and Pro Forma Consolidated Financial and Other Data
The following tables present the summary historical and pro forma consolidated financial and other data for Tradeweb Markets LLC and its subsidiaries. Tradeweb Markets LLC is the predecessor of the issuer, Tradeweb Markets Inc., for financial reporting purposes. The summary consolidated statement of operations data for the nine months ended September 30, 2018 and 2017 and each of the years in the two-year period ended December 31, 2017 and the summary consolidated statement of financial condition data as of September 30, 2018 and 2017 and as of December 31, 2017 and 2016 are derived from the consolidated financial statements of Tradeweb Markets LLC and its subsidiaries included elsewhere in this prospectus. In the opinion of our management, the unaudited financial statements for and as of the nine months ended September 30, 2017 reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results operations for such period.
The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with “Selected Historical Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.
The summary unaudited pro forma consolidated financial data of Tradeweb Markets Inc. presented below have been derived from our unaudited pro forma consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma consolidated financial data for the year ended December 31, 2017 and as of and for the nine months ended September 30, 2018 give effect to the Transactions, including this offering, as if all such transactions had occurred on January 1, 2017, in the case of the summary unaudited pro forma consolidated statement of operations data, and as of September 30, 2018, in the case of the summary unaudited pro forma consolidated statement of financial condition data. The unaudited pro forma consolidated financial data includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the Transactions, including this offering, taken place on the dates indicated, or that may be expected to occur in the future. See “Unaudited Pro Forma Consolidated Financial Information” for a complete description of the adjustments and assumptions underlying the summary unaudited pro forma consolidated financial data.
The summary historical consolidated financial data of Tradeweb Markets Inc. have not been presented as Tradeweb Markets Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.

	Historical				Pro Forma
	Tradeweb Markets LLC				Tradeweb Markets Inc.(1)
	Nine Months Ended September 30,		Year Ended December 31,		Nine Months Ended September 30,	Year Ended December 31,
	2018	2017	2017	2016	2018	2017
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues
Transaction fees	$273,751	$198,562	$267,020	$230,171	$	$
Subscription fees(2)	143,981	145,887	194,534	191,983
Commissions	79,830	71,616	96,745	91,663
Other	8,209	3,504	4,669	4,587
Gross revenue	505,771	419,569	562,968	518,404
Contingent consideration(3)	(26,830)	(29,535)	(58,520)	(26,224)
Net revenue	478,941	390,034	504,448	492,180
Expenses
Employee compensation and benefits	209,053	185,727	248,963	228,584
Depreciation and amortization	48,808	52,645	68,615	80,859
General and administrative	23,056	25,416	33,973	27,392
Technology and communications	26,598	22,390	30,013	28,239
Professional fees	20,360	13,262	19,351	18,158
Occupancy	10,732	11,322	14,441	15,817
Total expenses	338,607	310,762	415,356	399,049
Operating income	140,334	79,272	89,092	93,131
Interest income	1,726	883	1,140	644
Interest expense	—	(455)	(455)	(1,339)
Income before taxes	142,060	79,700	89,777	92,436
Provision for income taxes	(11,900)	(3,159)	(6,129)	725
Net income	$130,160	$76,541	$83,648	$93,161	$	$
Net income attributable to non-controlling interests	$—	$—	$—	$—	$	$
Net income attributable to Tradeweb Markets Inc.	$—	$—	$—	$—	$	$

Pro Forma
Tradeweb Markets Inc.(1)
	Nine Months Ended September 30,	Year Ended December 31,
	2018	2017
Pro forma net income per share data(1):
Pro forma weighted average shares of Class A common stock outstanding
Basic
Diluted
Pro forma net income available to Class A common stock per share
Basic	$	$
Diluted	$	$
	Historical				Pro Forma
	Tradeweb Markets LLC				Tradeweb Markets Inc.(1)
	As of September 30,		As of December 31,		As of September 30,
	2018	2017	2017	2016	2018
	(in thousands)
Statement of Financial Condition Data:
Cash and cash equivalents	$350,183	$316,449	$352,598	$324,074	$
Total assets	1,323,807	1,323,947	1,316,887	1,320,732
Total liabilities	185,796	294,556	317,118	283,319
Total members’ capital	1,125,165	1,018,209	986,468	1,024,759
	Tradeweb Markets LLC
	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(dollars in thousands, other than volumes)
Other Financial and Operating Data:
Free Cash Flow(4)	$138,978	$111,216	$183,962	$136,496
Adjusted EBITDA(5)	$215,012	$162,546	$215,863	$202,086
Adjusted EBITDA margin(5)	42.5%	38.7%	38.3%	39.0%
Adjusted Net Income(5)	$175,606	$131,840	$173,040	$162,382
Average Daily Volumes (dollars in millions):
Rates	$346,616	$246,717	$255,152	$220,535
Credit	12,873	7,713	7,552	5,960
Money markets	168,608	127,737	132,105	94,315
Equities	7,615	4,338	4,817	4,576

(1)
Pro forma figures give effect to the Transactions, including this offering. See “Unaudited Pro Forma Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

(2)
Subscription fees for the nine months ended September 30, 2018 and 2017 and the years ended

December 31, 2017 and 2016 include $36.9 million, $37.9 million, $50.1 million and $50.6 million, respectively, of Thomson Reuters market data fees.
(3)
In 2014, we issued equity to certain of the Bank Stockholders and management as a result of a capital contribution to facilitate our expansion into new credit products. The equity vested on July 31, 2018 upon the achievement of specific revenue earnout milestones related to the new credit products. Prior to the July 31, 2018 vesting, we recognized contingent consideration as a contra-revenue adjustment, which partially offset gross revenue for the periods presented.

(4)
In addition to cash flow from operating activities presented in accordance with GAAP, we use Free Cash Flow to measure liquidity. Free Cash Flow is defined as cash flow from operating activities less expenditures for capitalized software development costs and furniture, equipment and leasehold improvements.

We present Free Cash Flow because we believe it is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations after expenditures for capitalized software development costs and furniture, equipment and leasehold improvements.
Free Cash Flow has limitations as an analytical tool, and you should not consider Free Cash Flow in isolation or as an alternative to cash flow from operating activities or any other liquidity measure determined in accordance with GAAP. For a discussion of these limitations, see “Use of Non-GAAP Financial Measures.” You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. In addition, in evaluating Free Cash Flow, you should be aware that in the future, we may incur expenditures similar to the adjustments in the presentation of Free Cash Flow. In addition, Free Cash Flow may not be comparable to similarly titled measures used by other companies in our industry or across different industries.
The table set forth below presents a reconciliation of our cash flow from operating activities to Free Cash Flow for the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016:
	Tradeweb Markets LLC
	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(in thousands)
Cash flow from operating activities	$164,828	$141,295	$224,580	$171,845
Less: Capitalization of software development costs	(19,523)	(20,042)	(27,157)	(25,351)
Less: Purchases of furniture, equipment and leasehold improvements	(6,327)	(10,037)	(13,461)	(9,998)
Free Cash Flow	$138,978	$111,216	$183,962	$136,496

(5)
In addition to net income presented in accordance with GAAP, we present Adjusted EBITDA as a measure of our operating performance and Adjusted Net Income as a measure of our profitability.

Adjusted EBITDA is defined as net income before contingent consideration, interest income and expense, net, provision for income taxes, depreciation and amortization and adjusted for the impact of certain other items, including unrealized foreign exchange gains/losses. We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. For example, we exclude contingent consideration because it is equity settled and its balance is based on our value at a certain time and may not reflect our actual operating performance. In addition, in future periods, we expect to also exclude stock-based compensation expense associated with the Special Option Award discussed under “Management’s Discussion &

Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation,” as well as any other stock-based compensation expense that may be incurred from time to time. We believe it will be useful to exclude stock-based compensation expense because the amount of expense associated with the Special Option Award or any other award in any specific period may not directly correlate to the underlying performance of our business and will vary across periods.
Management and our board of directors use Adjusted EBITDA to assess our financial performance and believe it is helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Further, our executive incentive compensation is based in part on components of Adjusted EBITDA.
Adjusted EBITDA margin is defined as Adjusted EBITDA divided by gross revenue for the applicable period.
Adjusted Net Income is defined as net income before contingent consideration, acquisition related intangible amortization and unrealized foreign exchange gains/losses. We use Adjusted Net Income as a supplemental metric to evaluate our business performance in a way that also considers our ability to generate profit without the impact of certain items. In addition to excluding contingent consideration for the reasons described above, we believe it is useful to exclude the amortization of acquisition related intangible assets in order to facilitate a period-over-period comparison of our financial performance. In future periods, we expect to also exclude stock-based compensation expense associated with the Special Option Award, as well as any other stock-based compensation expense that may be incurred from time to time, for the reasons described above. Each of the normal recurring adjustments and other adjustments described in the definition of Adjusted Net Income helps to provide management with a measure of our operating performance over time by removing items that are not related to day-to-day operations or are non-cash expenses.
Adjusted EBITDA and Adjusted Net Income have limitations as analytical tools, and you should not consider these non-GAAP financial measures in isolation or as alternatives to net income or operating income or any other operating performance measure derived in accordance with GAAP. For a discussion of these limitations, see “Use of Non-GAAP Financial Measures.” You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. In addition, in evaluating Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of Adjusted EBITDA and Adjusted Net Income. Our presentation of Adjusted EBITDA and Adjusted Net Income should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. In addition, Adjusted EBITDA and Adjusted Net Income may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

The table set forth below presents a reconciliation of net income to Adjusted EBITDA for the twelve months ended September 30, 2018 and 2017, the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016:
	Tradeweb Markets LLC
	Twelve Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2018(a)	2017(a)	2018	2017	2017	2016
	(in thousands)
Net income	$137,265	$101,469	$130,160	$76,541	$83,648	$93,161
Contingent consideration	55,815	39,201	26,830	29,535	58,520	26,224
Interest income and expense, net	(1,982)	(345)	(1,726)	(428)	(685)	695
Depreciation and amortization	64,778	71,582	48,808	52,645	68,615	80,859
Provision for income taxes	14,871	65	11,900	3,159	6,129	(725)
Unrealized foreign exchange gains/losses	(2,418)	(143)	(960)	1,094	(364)	1,872
Adjusted EBITDA	$268,329	$211,829	$215,012	$162,546	$215,863	$202,086

The table set forth below presents a reconciliation of net income to Adjusted Net Income for the twelve months ended September 30, 2018 and 2017, the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016:
	Tradeweb Markets LLC
	Twelve Months Ended September 30,		Nine Months Ended September 30,		Year Ended December 31,
	2018(a)	2017(a)	2018	2017	2017	2016
	(in thousands)
Net income	$137,265	$101,469	$130,160	$76,541	$83,648	$93,161
Contingent consideration	55,815	39,201	26,830	29,535	58,520	26,224
Acquisition related intangible amortization	26,142	35,193	19,576	24,670	31,236	41,125
Unrealized foreign exchange gains/losses	(2,418)	(143)	(960)	1,094	(364)	1,872
Adjusted Net Income	$216,803	$175,720	$175,606	$131,840	$173,040	$162,382

(a)
The summary consolidated financial data presented for the last twelve months ended September 30, 2018 has been derived by adding the financial data for the year ended December 31, 2017 to the financial data for the nine months ended September 30, 2018, and then subtracting the financial data for the nine months ended September 30, 2017. The summary consolidated financial data presented for the last twelve months ended September 30, 2017 has been derived by adding the financial data for the year ended December 31, 2016 to the financial data for the nine months ended September 30, 2017, and then subtracting the financial data for the nine months ended September 30, 2016. We believe that the presentation of financial data for the last twelve months ended September 30, 2018 and 2017, which presentation does not comply with GAAP, is useful to investors because it presents information about how our business has performed in the twelve month period immediately preceding the date of our most recent interim financial statements, which allows investors to review our recent performance trends over a period consisting of our four most recent consecutive fiscal quarters.

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks, together with all of the other information contained in this prospectus, before deciding to invest in our Class A common stock. Our business, financial condition and results of operations could be materially adversely affected by any of these risks or uncertainties. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.
Risks Relating to Our Business and Industry
Economic, political and market conditions may reduce trading volumes, which could have a material adverse effect on our business, financial condition and results of operations.
The electronic financial services industry is, by its nature, risky and volatile. Our business performance is impacted by a number of global and regional factors that are generally beyond our control. Any one of the following factors may cause a substantial decline in the U.S. and/or global financial markets, which could result in reduced trading volumes and profitability for our business:
•
economic and political conditions and uncertainties in the United States, the United Kingdom, the European Union and/or its member states, China or other major economies around the world, including, among other things, the proposed exit by the United Kingdom from the European Union (“Brexit”);

•
the effect of Federal Reserve Board and other central banks’ monetary policy, increased capital requirements for banks and other financial institutions, and other regulatory requirements;

•
adverse market conditions, including unforeseen market closures or other disruptions in trading;

•
broad trends in business and finance, including the amount of new issuances and changes in investment patterns and priorities;

•
consolidation or contraction in the number, and changes in the financial strength, of market participants;

•
concerns over inflation and weakening consumer and investor confidence levels;

•
the availability of capital for borrowings and investments by our clients;

•
concerns over credit default or bankruptcy of one or more sovereign nations or corporate entities;

•
legislative and regulatory changes, including changes to financial industry regulations and tax laws that could limit the ability of market participants to engage in a wider array of trading activities;

•
actual or threatened trade war, including between the United States and China, or other governmental action related to tariffs, international trade agreements or trade policies; and

•
actual or threatened acts of war, terrorism or other armed hostilities.

These factors also affect the degree of volatility (the magnitude and frequency of fluctuations) in the U.S. and/or global financial markets, including in the prices and trading volumes of the products traded on our platforms. Volatility increases the need to hedge price risk and creates opportunities for investment and speculative or arbitrage trading, and thus increases trading volumes. Although we generally experience increased trading volumes across our marketplaces during periods of volatility, use of our platforms and demand for our solutions may decline during periods of significant volatility as market participants in rapidly moving markets may seek to negotiate trades and access information directly over the telephone instead of electronically.
In the event of stagnant economic conditions or stability in the U.S. and/or global financial markets, we would likely experience lower trading volumes. A general decline in trading volumes across our marketplaces would lower revenues and could materially adversely affect our results of operations if we are unable to offset falling volumes through changes in our fee structure. If trading volumes decline substantially or for a sustained period, the critical mass of transaction volume necessary to support viable markets could be jeopardized, which, in turn, could further discourage clients and further accelerate the decline in trading volumes. Additionally, if our total market share decreases relative to our competitors, our trading venues may be viewed as less attractive sources of liquidity. If our marketplaces are perceived to be less liquid, we could lose further trading volumes and our business, financial condition and results of operations could be materially adversely affected.
There have been significant declines in trading volumes in the financial markets generally in the past and there may be similar declines in trading volumes generally or across our marketplaces in particular in the future. During periods of lower trading volumes or during an economic downturn, our clients may become more price sensitive and exert pricing pressure on us, and we may be forced to reduce our fees or to maintain our fees during periods of increased costs. Because our cost structure is largely fixed, if use of our platforms and demand for our solutions decline for any reason or if we are forced to reduce fees, we may not be able to adjust our cost structure to counteract the associated decline in revenues, which would materially harm our profitability.
Failure to compete successfully could materially adversely affect our business, financial condition and results of operations.
We face intense competition in both the financial services industry generally and the institutional, wholesale and retail client sectors that we serve in particular, and we expect competition with a broad range of competitors to continue to intensify in the future. Within the electronic financial services industry in which we operate, we compete based on our ability to provide a broad range of solutions, trading venues with a broad network of market participants and deep liquidity, a competitive fee structure and comprehensive pre-trade, trade and post-trade functionality, as well as the reliability, security and ease of use of our platforms and solutions.
We primarily compete with other electronic trading platforms and trading business conducted directly between dealers and their institutional, wholesale and retail client counterparties over telephone, email or instant messaging. We also compete with securities and futures exchanges, other inter-dealer brokers and single bank systems. For example, our trading platforms face existing and potential competition from large exchanges, which have in recent years developed electronic capabilities in-house or through acquisitions. We also face competition from individual banks that offer their own electronic platforms to their institutional clients. In addition, we may face competition from companies with strong market share in specific markets or organizations and businesses that have not traditionally competed with us but that could adapt their products and services or utilize significant financial and information resources, recognized brands, or technological expertise to begin competing with us. We expect that we may compete in the future with a variety of companies with respect to our platforms and solutions. If we are not able to compete successfully in the future, our business, financial condition and results of operations could be materially adversely affected.
Certain of our current and prospective competitors are substantially larger than we are and have substantially greater market presence than we do, as well as greater financial, technological, marketing and other resources. These competitors may be better able to withstand reductions in fees or other adverse economic or market conditions than we can. Some competitors may be able to adopt new or emerging technologies, or incorporate customized features or functions into existing technologies, to address changing market conditions or client preferences at a relatively low cost and/or more quickly than we can. In addition, because we operate in a rapidly evolving industry, start-up companies can enter the market with new and emerging technologies more easily and quickly than they would in more traditional industries. If we are unable or unwilling to reduce our fees or make additional investments in the future, we may lose clients and our competitive position may be adversely affected. In addition, our competitive position may be adversely affected by changes in regulations that have a disproportionately negative affect on us or the trading protocols we offer our clients.
Competition in the markets in which we operate has intensified due to consolidation, which has resulted in increasingly large and sophisticated competitors. In recent years, our competitors have made acquisitions and/or entered into joint ventures and consortia to improve the competitiveness of their electronic trading offerings. For example, Intercontinental Exchange (“ICE”) recently acquired BondPoint, TMC Bonds and IDC, in an effort to expand its portfolio of fixed income products and services. In addition, in 2018, CME Group completed its acquisition of NEX Group, which expands CME Group’s offerings to include NEX Group’s OTC foreign exchange and rates products and market data. If, as a result of industry consolidation, our competitors are able to offer lower cost (including fixed cost proceeds compared to our variable fees) and/or a wider range of trading venues and solutions, obtain more favorable terms from third-party providers or otherwise take actions that could increase their market share, our competitive position and therefore our business, financial condition and results of operations may be materially adversely affected.
Our operations also include the sale of pre- and post-trade services, analytics and market data (including through a distribution agreement with Refinitiv). There is a high degree of competition among market data and information vendors in solutions for pre- and post-trade data, analytics and reporting, and such businesses may become more competitive in the future as new competitors emerge. Some of these companies are already in or may enter the electronic trading business. Accordingly, some of our competitors may be able to combine use of their electronic trading platforms with complementary access to market data and analytical tools and/or leverage relationships with existing clients to obtain additional business from such clients, which could preempt use of our platforms or solutions. For example, Bloomberg and ICE have trading platforms that compete with ours and also have a data and analytics relationships with the vast majority of institutional, wholesale and retail market participants. If we are not able to compete successfully in this area in the future, our revenues could be adversely impacted and, as a result, our business, financial condition and results of operations would be materially adversely affected.
The industry in which we operate is rapidly evolving. If we are unable to adapt our business effectively to keep pace with industry changes, we may not be able to compete effectively, which could have a material adverse effect on our business, financial condition and results of operations.
The electronic financial services industry is characterized by rapidly changing and increasingly complex technologies and systems, changing and increasingly sophisticated client demands (including access to new technologies and markets), frequent technology and service introductions, evolving industry standards, changing regulatory requirements and new business models. If we are not able to keep pace with changing market conditions or client demands and if our competitors release new technology before we do, our existing platforms, solutions and technologies may become obsolete or our competitive position may be materially harmed, each of which could have a material adverse effect on our business, financial condition and results of operations.
Operating in a rapidly evolving industry involves a high degree of risk and our future success will depend in part on our ability to:
•
enhance and improve the responsiveness, functionality, accessibility and reliability of our existing platforms and solutions;

•
develop and/or license new platforms, solutions and technologies that address the increasingly sophisticated and varied needs of our existing and prospective clients, and that allow us to grow within our existing markets and to expand into new markets, asset classes and products;

•
achieve and maintain market acceptance for our platforms and solutions;

•
adapt our existing platforms and solutions for new markets, asset classes and products;

•
respond to competitive pressures, technological advances, including new or disruptive technology, emerging industry standards and practices and regulatory changes on a cost-effective and timely basis;

•
attract highly-skilled technology, regulatory, sales and marketing personnel;

•
operate, support, expand, adapt and develop our operations, systems, networks and infrastructure;

•
manage cybersecurity threats;

•
take advantage of acquisitions, strategic alliances and other opportunities; and

•
obtain any applicable regulatory approval for our platforms and solutions.

Further, the development of new internet, networking, telecommunications or blockchain technologies may require us to devote substantial resources to modify and adapt our marketplaces. In particular, because our platforms and solutions are designed to operate on a variety of electronic systems, we will need to continuously modify and enhance our marketplaces to keep pace with changes in internet-related hardware and other software, communication and browser technologies. We cannot assure you that we will be able to successfully adapt our existing technologies and systems to incorporate new, or changes to existing, technologies.
The success of new platforms or solutions, or new features and versions of existing platforms and solutions, depends on several factors, including the timely and cost-effective completion, introduction and market acceptance, of such new or enhanced platform or solution. Development efforts entail significant technical and business risks. We may use new technologies ineffectively, fail to adequately address new regulatory requirements, experience design defects or errors or fail to accurately determine market demand for new platforms, solutions and enhancements. Furthermore, development efforts may require substantial expenditures and take considerable time, and we may experience cost overrun, delays in delivery or performance problems and not be successful in realizing a return on these development efforts in a timely manner or at all.
We cannot assure you that we will be able to anticipate or respond in a timely manner to changing market conditions, and new platforms, technologies or solutions, or enhancements to existing platforms, technologies or solutions, may not meet regulatory requirements, address client needs or achieve market acceptance. If we are not able to successfully develop and implement, or face material delays in introducing, new platforms, solutions and enhancements, our clients may forego the use of our platforms and solutions and instead use those of our competitors. Any failure to remain abreast of changing market conditions and to be responsive to market preferences could cause our market share to decline and materially adversely impact our revenues.
Consolidation and concentration in the financial services industry could materially adversely affect our business, financial condition and results of operations.
There has been significant consolidation in the financial services industry over the past several years. Further consolidation in the financial services industry could result in a smaller client base and heightened competition, which may lower our trading volumes. If our clients merge with or are acquired by other companies that are not our clients, or companies that use less of our offerings, such clients may discontinue or reduce their use of our platforms and solutions. Any such developments could materially adversely affect our business, financial condition and results of operations.
The substantial consolidation of market share among companies in the financial services industry has resulted in concentration in markets by some of our largest dealer clients. Because our trading platforms depend on these clients, any event that impacts one or more of these clients or the financial services industry in general could negatively impact our trading volumes and revenues. For example, current financial regulations impose certain capital requirements on, and restrict certain trading activities by, our dealer clients, which could adversely affect such clients’ ability to make markets across a variety of asset classes and products. If our existing dealer clients reduce their trading activity and that activity is not replaced by other market participants, the level of liquidity and pricing available on our trading platforms would be negatively impacted, which could materially adversely affect our business, financial condition and results of operations. In addition, some of our dealer clients have announced plans to reduce their sales and trading businesses in the markets in which we operate. This is in addition to the significant reductions in these businesses already completed by certain of our dealer clients.
The consolidation and concentration of market share, the limitation on the ability of large clients to engage in a wider array of trading activities and the reduction by large clients of certain businesses may lead to increased revenue concentration among our dealer clients, which may further increase our dependency on such clients and reduce our ability to negotiate pricing and other matters with such clients. Additionally, the sales and trading global market share has become increasingly concentrated over the past several years among the top investment banks, which will increase competition for client trades and place additional pricing pressure on us. If we are not able to compete successfully, our business, financial condition and results of operations could be materially adversely affected.

We are dependent on our dealer clients that are also stockholders to support our marketplaces by transacting with our other institutional, wholesale and retail clients.
We rely on our dealer clients to provide liquidity on our trading platforms by posting prices on our platforms and responding to client inquiries. In particular, we have historically earned a substantial portion of our revenues from dealer clients that are also stockholders. We refer to these clients and stockholders as the “Bank Stockholders.” For the nine months ended September 30, 2018 and the years ended December 31, 2017 and 2016, 41.8%, 41.3% and 40.8%, respectively, of our revenues were generated by the Bank Stockholders and their affiliates. Market knowledge and feedback from these Bank Stockholders have been important factors in the development of many of our offerings and solutions. In addition, these Bank Stockholders also provide us with data via feeds and through the transactions they execute on our trading platforms, which is an important input for our market data offerings.
There are inherent risks whenever a significant percentage of revenues are concentrated with a limited number of clients, and these risks are especially heightened for us due to the potential effects of increased industry consolidation and financial regulation on our business. The contractual obligations of our clients to us are non-exclusive and subject to termination rights by such clients. Any failure by us to meet a Bank Stockholder’s or other key client’s expectations could result in cancellation or non-renewal of the contract. In addition, our reliance on any individual dealer client for a significant portion of our trading volume may also give that client a degree of leverage against us when negotiating contracts and terms of services with us.
Our dealer clients also buy and sell through traditional methods, including by telephone, e-mail and instant messaging, and through other trading platforms. Some of our dealer clients have developed electronic trading networks that compete with us or have announced their intention to explore the development of such electronic trading networks, and many of our dealer clients are involved in other ventures, including other trading platforms or other distribution channels, as trading participants and/or as investors. In particular, certain of our Bank Stockholders or their affiliates, as is typical for a large number of major banks, have their own single bank or other competing trading platform and frequently invest in such businesses and may acquire ownership interests in similar businesses, and such businesses may also compete with us. These competing trading platforms may offer some features that we do not currently offer or that we are unable to offer, including customized features or functions. Accordingly, there can be no assurance that such dealer clients’ primary commitments will not be to one of our competitors or that they will not continue to rely on their own trading platforms or traditional methods instead of using our trading platforms.
Although we have established and maintain significant long-term relationships with our key dealer clients, we cannot assure you that all of these relationships will continue or will not diminish. In addition, it is possible that the Bank Stockholders may reduce their engagement with us after this offering due to the reduction in the level of their equity ownership following the completion of this offering. Any reduction in the use of our trading platforms by our key dealer clients for any reason, and any associated decrease in the pool of capital and liquidity accessible across our marketplaces, could reduce the volume of trading on our platforms, which could, in turn, reduce the use of our platforms by their counterparty clients. In addition, any decrease in the number of dealer clients competing for trades on our trading platforms, could cause our dealer clients to forego use of our platforms and instead use platforms that provide access to more competitive trading environments and prices. The occurrence of any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.
We do not have long-term contractual arrangements with most of our liquidity taking clients, and our trading volumes and revenues could be reduced if these clients stop using our platforms and solutions.
Our business largely depends on certain of our liquidity taking clients to initiate inquiries on our trading platforms. A limited number of such clients can account for a significant portion of our trading volumes, which in turn, results in a significant portion of our transaction fees. Most of our liquidity taking clients do not have long-term contractual arrangements with us and utilize our platforms and solutions on a transaction-by-transaction basis and may choose not to use our platforms at any time. These clients buy and sell a variety of products within various asset classes using traditional methods, including by telephone, e-mail and instant messaging, and through other trading platforms. Any significant loss of these clients or a significant reduction in their use of our platforms and solutions could have a material negative impact on our trading volumes and revenues, and materially adversely affect our business, financial condition and results of operations.
We rely on third parties to perform certain key functions, and their failure to perform those functions could result in the interruption of our operations and systems and could result in significant costs and reputational damage to us.
We rely on a number of third parties to supply, support and maintain critical elements of our operations, including our trading, information, technology and other systems. In addition, we depend on third parties, such as telephone companies, online service providers, hosting services, software and hardware vendors, for various computer and communications systems, such as our data centers, telecommunications access lines and certain computer software and hardware. Our clients also depend on third-party middleware and clearinghouses for clearing and settlement of certain trades on our trading platforms, which could impact our trading platforms.
We cannot assure you that any of these third-party providers will be able or willing to continue to provide these products and services in an efficient, cost-effective or timely manner, or at all, or that they will be able to adequately expand their services to meet our needs. In particular, like us, third-party providers are vulnerable to operational and technological disruptions, and we may have limited remedies against these third parties in the event of product or service disruptions. In addition, we have little control over third-party providers, which increases our vulnerability to errors, failures, interruptions or disruptions or problems with their products or services. Further, the priorities and objectives of third-party providers may differ from ours, which may make us vulnerable to terminations of, or adverse changes to, our arrangements with such providers, and there can be no assurance that we will be able to maintain good relationships or the same terms with such providers. If an existing third-party provider is unable or unwilling to provide a critical product or service, and we are unable to make alternative arrangements for the supply of such product or service on commercially reasonable terms or a timely basis, or at all, our business, financial condition and results of operations could be materially adversely affected.
Further, we also face risks that providers may perform work that deviates from our standards. Moreover, our existing third-party arrangements may bind us for a period of time to terms that become uncompetitive or technology and systems that become obsolete. If we do not obtain the expected benefits from our relationships with third-party providers, we may be less competitive, which could have a material adverse effect on our business, financial condition and results of operations. In the future, if we choose to transition a function previously managed by us to a third party, we may spend significant financial and operational resources and experience delays in completing such transition, and may never realize any of the anticipated benefits of such transition.
Our business could be harmed if we are unable to maintain and grow the capacity of our trading platforms, systems and infrastructure.
Our success depends on our clients’ confidence in our ability to provide reliable, secure, real-time access to our trading platforms. If our trading platforms cannot cope, or expand to cope, with demand, or otherwise fail to perform, we could experience disruptions in service, slow delivery times and insufficient capacity. These consequences could result in our clients deciding to stop using or to reduce their use of our trading platforms, either of which would have a material adverse effect on our business, financial condition and results of operations.
We will need to continually improve and upgrade our trading platforms, systems and infrastructure to accommodate increases in trading volumes, trading practices of new and existing clients, irregular or heavy use of our trading platforms, especially during peak trading times or at times of increased market volatility, regulatory changes and the development of new and enhanced trading platform features, functionalities and ancillary solutions. The maintenance and expansion of our trading platforms, systems and infrastructure has required, and will continue to require, substantial financial, operational and technical resources. As our operations grow in both size and scope, these resources will typically need to be committed well in advance of any potential increase in trading volumes. We cannot assure you that our estimates of future trading volumes will be accurate or that our systems will always be able to accommodate actual trading volumes without failure or degradation of performance, especially during periods of abnormally high volumes. If we do not successfully adapt our existing trading platforms, systems and infrastructure to the requirements of our clients or to emerging industry standards, or if our trading platforms otherwise fail to accommodate trading volumes, our business, financial condition and results of operations could be materially adversely affected.
If we experience design defects, errors, failures or delays with our platforms or solutions, our business could suffer serious harm.
Despite testing, our platforms and solutions may contain design defects and errors when first introduced or when major new updates or enhancements are released. In our development of new platforms, platform features and solutions or updates and enhancements to our existing platforms and solutions, we may make a design error that causes the platform or solution to operate incorrectly or less effectively. Many of our solutions also rely on data and services provided by third-party providers over which we have no or limited control and may be provided to us with defects, errors or failures. Our clients may also use our platforms and solutions together with their own software, data or products from other companies. As a result, when problems occur, it might be difficult to identify the source of the problem. In addition, we could experience delays while developing and introducing new or enhanced platforms, platform features and solutions, primarily due to difficulties in technology development, obtaining any applicable regulatory approval, licensing data inputs, or adapting to new operating environments.
If design defects, errors or failures are discovered in our current or future platforms or solutions, we may not be able to correct or work around them in a cost-effective or timely manner or at all. The existence of design defects, errors, failures or delays that are significant, or are perceived to be significant, could also result in rejection or delay in market acceptance of our platforms or solutions, damage to our reputation, loss of clients and related revenues, diversion of resources, product liability claims, regulatory actions or increases in costs, any of which could materially adversely affect our business, financial condition or results of operations.
Systems failures, interruptions, delays in service, catastrophic events and resulting interruptions in the availability of our platform or solution could materially harm our business and reputation.
Our business depends on the efficient and uninterrupted operation of our platforms, systems, networks and infrastructure. We cannot assure you that we, or our third-party providers, will not experience systems failures or business interruptions. Our systems, networks, infrastructure and other operations, in particular our trading platforms, are vulnerable to impact or interruption from a wide variety of causes, including: irregular or heavy use of our trading platforms during peak trading times or at times of increased market volatility; power, internet or telecommunications failures; hardware failures or software errors; human error, acts of vandalism or sabotage; catastrophic events, such as natural disasters, extreme weather events or acts of war or terrorism; malicious cyberattacks or cyber incidents, such as unauthorized access, ransomware, loss or destruction of data, computer viruses or other malicious code; and the loss or failure of systems over which we have no control, such as loss of support services from critical third-party providers. In addition, we may also face significant increases in our use of power and data storage and may experience a shortage of capacity and/or increased costs associated with such usage.
Any failure of, or significant interruption, delay or disruption to, or security breaches affecting, our systems, networks or infrastructure could result in: disruption to our operations, including disruptions in service to our clients; slower response times; distribution of untimely or inaccurate market data to clients who rely on this data for their trades; delays in trade execution; incomplete or inaccurate accounting, recording or processing of trades; significant expense to repair, replace or remediate systems, networks or infrastructure; financial losses and liabilities to clients; loss of clients; legal or regulatory claims, proceedings, penalties or fines. Any system failure or significant interruption, delay or disruption in our operations, or decreases in the responsiveness of our platforms and solutions, could materially harm our reputation and business and lead our clients to decrease or cease their use of our platforms and solutions, particularly our trading platforms.

We internally support and maintain many of our systems and networks, including those underlying our trading platforms; however, we may not have sufficient personnel to properly respond to all systems, networks or infrastructure problems. Our failure to monitor or maintain our systems, networks and infrastructure, including those maintained or supported by our third-party providers, or to find a replacement for defective or obsolete components within our systems, networks and infrastructure in a timely and cost-effective manner when necessary, would have a material adverse effect on our business, financial condition and results of operations. While we generally have disaster recovery and business continuity plans that utilize industry standards and best practices for much of our business, including redundant systems, networks, computer software and hardware and data centers to address interruption to our normal course of business, our systems, networks and infrastructure may not always be fully redundant and our disaster recovery and business continuity plans may not always be sufficient or effective. Similarly, although some contracts with our third-party providers, such as our hosting facility providers, require adequate disaster recovery or business continuity capabilities, we cannot be certain that these will be adequate or implemented properly. Our disaster recovery and business continuity plans are heavily reliant on the availability of the internet and mobile phone technology, so any disruption of those systems would likely affect our ability to recover promptly from a crisis situation. If we are unable to execute our disaster recovery and business continuity plans, or if our plans prove insufficient for a particular situation or take longer than expected to implement in a crisis situation, it could have a material adverse effect on our business, financial condition and results of operations, and our business interruption insurance may not adequately compensate us for losses that may occur.
In addition, high-profile system failures in the electronic financial services industry, whether or not involving us directly, could negatively impact our business. In recent years, U.S. and foreign regulators have imposed new requirements on operations such as ours that have been costly for us to implement and that could result in a decrease in the use of our platforms and demand for some of our solutions or result in regulatory investigations, fines and penalties. For example, the SEC’s Regulation Systems Compliance and Integrity and the system safeguards regulations of the Commodity Futures Trading Commission (“CFTC”) subject portions of our trading platforms and other technological systems related to our swap execution facilities (“SEFs”) to more extensive regulation and oversight. Ensuring our compliance with these regulations requires significant ongoing costs and there can be no assurance that government regulators will not impose additional costly obligations on us in the future. If system failures in the industry continue to occur, it is possible that confidence in the electronic financial services industry could diminish, leading to materially decreased trading volumes and revenues.
Actual or perceived security vulnerabilities in our systems, networks and infrastructure, breaches of security controls, unauthorized access to confidential information or cyber-attacks could harm our business, reputation and results of operations.
Our business relies on technology and automation to perform significant functions within our firm. Because of our reliance on technology, we are susceptible to various cyber-threats to our systems, network and infrastructure. Similar to other financial services companies that provide services online, we have experienced, and likely will continue to experience, cyber-threats, cyber-attacks and attempted security breaches. Cyber-threats and cyber-attacks vary in technique and sources, are persistent, frequently change and increasingly are more sophisticated, targeted and difficult to detect and prevent against. These threats and attacks may come from external sources such as governments, crime organizations, hackers, and other third parties or may originate internally from an employee or a third-party service provider, and can include unauthorized attempts to access, disable, improperly modify or degrade our information, systems, networks and infrastructure, the introduction of computer viruses and other malicious codes and fraudulent “phishing” emails that seek to misappropriate data and information or install malware onto users’ computers. We carry what we believe are sufficient levels of cyber insurance. However, if one or more cyber-attacks occur, it could jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our systems and networks, or cause interruptions or malfunctions in our operations, which could result in reputational damage, financial losses, client dissatisfaction and/or regulatory fines and penalties, which may not in all cases be covered by insurance.

While we have dedicated personnel who are responsible for maintaining our cybersecurity program and training our employees on cybersecurity, and while we utilize third-party technology product and services to help identify, protect and remediate our systems, networks and infrastructure, our defensive measures and security controls may not be adequate or effective to prevent, identify or mitigate cyber-attacks or security breaches. We are also dependent on security measures, if any, that our third-party service providers and clients take to protect their own systems, networks and infrastructures. Because techniques used to obtain unauthorized access to, or to sabotage, systems, networks and infrastructures change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate defensive measures or security controls. Additionally, we may be required in the future to incur significant costs to continue to minimize, mitigate against or alleviate the effects of cyber-attacks or other security vulnerabilities and to protect against damage caused by disruptions or cyber-attacks that may occur.
There have been an increasing number of cyber-attacks in recent years in various industries, including ours, and cybersecurity risk management has been the subject of increasing focus by U.S. and foreign regulators. As a result, we may be required to devote significant additional financial, operational and technical resources to modify and enhance our defensive measures and security controls and to identify and remediate any security vulnerabilities. In addition, any adverse regulatory actions that may result from a cybersecurity incident or a finding that we have inadequate defensive measures and security controls, could result in reputational harm.
Although we have not been a victim of a cyber-attacks or other cyber incidents that have had a material impact on our operations or financial condition, we have from time to time experienced cybersecurity incidents, including attempted distributed denial of service attacks, malware infections, phishing and other information technology incidents that are typical for an electronic financial services company of our size. If an actual, threatened or perceived cyber-attack or breach of our security occurs, our clients could lose confidence in our trading platforms, security measures and reliability, which would materially harm our ability to retain clients and gain new ones. As a result of any such attack or breach, we may be required to expend significant resources to repair system, network or infrastructure damage and to protect against the threat of future cyber-attacks or security breaches. We could also face litigation or other claims from impacted individuals as well as substantial regulatory sanctions or fines.
We are dependent on third parties for our pre- and post-trade data, analytics and reporting solutions.
The success of our trading platforms depends in part on our pre- and post-trade data, analytics and reporting solutions. We depend upon data and information services from external sources, including data received from certain competitors, clients and self-regulatory organizations for information used on our marketplaces, as well as certain data, analytical tools and post-trade services. In particular, we depend on Refinitiv to source certain reference data for products that trade on our platforms. Our data sources and information providers could increase the price for or withdraw their data or information services for a variety of reasons. For example, our clients, the majority of which are not subject to long-term contractual arrangements or purchase commitments, may stop using or reduce their use of our trading platforms at any time, which would decrease our volume of trade data and may diminish the competitiveness of our market data offerings. In addition, data sources or information providers may enter into exclusive contracts with other third parties, including our competitors, which could preclude us from receiving certain data or information services from these providers or restrict our use of such data or information services, which may give our competitors an advantage. Further, our competitors could revise the current terms on which they provide us with data or information services or could cease providing us with data or information services altogether for a variety of reasons, including competition.
If a substantial number of our key data sources and information providers withdraw or are unable to provide us with their data or information services, and we are unable to suitably replace such data sources or information services, or if the collection of data or information becomes uneconomical, our ability to offer our pre- and post-trade data, analytics tools and reporting solutions could be adversely impacted. If any of these factors negatively impact our ability to provide these data-based solutions to our clients, our competitive position could be materially harmed, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, pursuant to a market data license agreement, Refinitiv currently distributes a significant portion of our market data. The cancellation of, or any adverse change to, our arrangement with Refinitiv or the inability of Refinitiv to effectively distribute our data may materially harm our business and competitive position.
We are dependent upon our trading counterparties and clearinghouses to perform their obligations to us.
Our business consists of providing consistent two-sided liquidity to market participants across numerous geographies and asset classes. In the event of a systemic market event resulting from large price movements or otherwise, certain market participants may not be able to meet their obligations to their trading counterparties, who, in turn, may not be able to meet their obligations to their other trading counterparties, which could lead to major defaults by one or more market participants. Many trades in the securities and futures markets, and an increasing number of trades in the over-the-counter derivatives markets, are cleared through central counterparties. These central counterparties assume and specialize in managing counterparty performance risk relating to such trades. However, even when trades are cleared in this manner, there can be no assurance that a clearinghouse’s risk management methodology will be adequate to manage one or more defaults. Given the counterparty performance risk that is concentrated in central clearing parties, any failure by a clearinghouse to properly manage a default could lead to a systemic market failure. If our trading counterparties do not meet their obligations to us, or if any central clearing parties fail to properly manage defaults by market participants, we could suffer a material adverse effect on our business, financial condition, results of operations and cash flows.
Our ability to conduct our business may be materially adversely impacted by unforeseen or catastrophic events. In addition, our U.S. and European operations are heavily concentrated in particular areas and may be adversely affected by events in those areas.
We may incur losses as a result of unforeseen or catastrophic events, including fire, natural disasters, extreme weather events, power loss, telecommunications failure, software or hardware malfunctions, theft, cyber-attacks, war or terrorist attacks. In addition, employee misconduct or error could expose us to significant liability, losses, regulatory sanctions and reputational harm. Misconduct or error by employees could include engaging in improperly using confidential information or engaging in improper or unauthorized activities or transactions. These unforeseen or catastrophic events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. Certain of these events also pose significant risks to our employees and our physical facilities and operations around the world, whether the facilities are ours or those of our third-party service providers or clients. If our systems were to fail or be negatively impacted as a result of an unforeseen or catastrophic event, our business functions could be interrupted, our ability to make our trading platforms and solutions available to our clients could be impaired and we could lose critical data. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after an unforeseen or catastrophic event, and successfully execute on those plans should such an event occur, our business, financial condition, results of operations and reputation could be materially harmed.
In addition, our U.S. operations are heavily concentrated in the New York metro area, and our European operations are heavily concentrated in London. Any event that affects either of those geographic areas could affect our ability to operate our business. For example, as discussed below, Brexit is expected to have a material impact on our European operations.
If we fail to maintain our current level of business or execute our growth plan, our business, financial condition and results of operations may be materially harmed.
We have experienced significant growth in our operations over the years. However, we cannot assure you that our operations will continue to grow at a similar rate, if at all. In particular, we cannot assure you that the growth of electronic means of trading will continue. Our future financial performance depends in large part on our ability to successfully execute our growth plan. To effectively manage the expected growth of our operations, we will need to continue to improve our operational, financial and management processes and systems.

The success of our growth plan depends, in part, on our ability to implement our business strategies. In particular, our growth depends on our ability to maintain and expand our network of global market participants that utilize our platforms, as well as to continue to integrate them across geographies and a wide range of asset classes, trade types and trade sizes within our marketplaces. Our growth also depends on, among other things, clients increasing the use of our trading platforms and attracting new clients to increase our overall market share. Our growth may also be dependent on our ability to further diversify our revenue base. We currently derive approximately 56% of our gross revenue from our Rates asset class. Our long-term growth plan includes expanding the growth of our underlying asset classes, including the number of products we offer across those asset classes, by investing in product development, and increasing our revenues, by growing in our existing markets and entering into new markets. Although our long-term growth plan includes entering into new asset classes, we may not enter into new asset classes in the near term. We cannot assure you that we will be able to successfully execute our growth plan or be able to maintain or improve our current level of business, and we may decide to alter or discontinue certain aspects of our growth plan at any time.
Execution of our growth plan entails significant risks and may be impacted by factors outside of our control, including competition, general economic, political and market conditions and industry, legal and regulatory changes. Failure to manage our growth effectively could result in our costs increasing at a faster rate than our revenues and distracting management from our core business and operations. For example, we may incur substantial development, sales and marketing expenses and expend significant management effort to create a new platform, platform feature or solution, and the period before such platform, platform feature or solution is successfully developed, introduced and adopted may extend over many months or years, if ever. Even after incurring these costs, such platform, platform feature or solution may not achieve market acceptance.
It is possible that our entry into new markets will not be successful, and potential new markets may not develop quickly or at all.
Our long-term growth plan includes expanding our operations by entering into new markets, including new asset classes, products and geographies, including markets where we have little or no operating experience. We may have difficulties identifying and entering into new markets due to established competitors, lack of recognition of our brand and lack of acceptance of our platforms and solutions, as has occurred with certain of our initiatives in the past.
Expansion, particularly in new geographic markets, may require substantial expenditures and take considerable time. In particular, we may need to make additional investments in management and new personnel, infrastructure and compliance systems. Furthermore, our expansion efforts may divert management’s attention or inefficiently utilize our resources. If we are not able to manage our expansion effectively, our expansion costs could increase at a faster rate than our revenues from these new markets. If we cannot successfully implement the necessary processes to support and manage our expansion, our business, financial condition and results of operations may suffer.
We cannot assure you that we will be able to successfully adapt our platforms, solutions and technology for use in any new markets. Even if we do adapt our products, services and technologies, we cannot assure you that we will be able to attract clients to our platforms and compete successfully in any such new markets.
These and other factors have led us to scale back our expansion efforts into new markets in the past, and there can be no assurance that we will not experience similar difficulties in the future. For example, following the 2008 financial crisis, we did not continue to actively invest in our operations in Asia, following our entry into that market in 2005. There can be no assurance that we will be able to successfully maintain or grow our operations abroad.
It is possible that our entry into new markets will not be successful, and potential new markets may not develop quickly or at all. If these efforts are not successful, we may realize less than expected earnings, which in turn could result in a material decrease in the market value of our Class A common stock.
Our business, financial condition and results of operations may be materially adversely affected by risks associated with our international operations.
We have operations in the United States, China, Japan, Hong Kong, Singapore and the United Kingdom, and we may further expand our international operations, including in the Netherlands, where we are currently seeking regulatory approval. We have invested significant resources in our international operations and expect to continue to do so in the future. However, there are certain risks inherent in doing business in international markets, particularly in the financial services industry, which is heavily regulated in many jurisdictions. These risks include:
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differing legal and regulatory requirements, and the possibility that any required approvals may impose restrictions on the operation of our business;

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changes in laws, government policies and regulations, or in how provisions are interpreted or administered;

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the inability to manage and coordinate the various legal and regulatory requirements of multiple jurisdictions that are constantly evolving and subject to change;

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varying tax regimes, including with respect to imposition or increase of taxes on financial transactions or withholding and other taxes on remittances and other payments by subsidiaries;

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actual or threatened trade war, including between the United States and China, or other governmental action related to tariffs, other trade barriers or international trade agreements;

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currency exchange rate fluctuations and restrictions on currency conversion;

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limitations or restrictions on the repatriation or other transfer of funds;

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potential difficulties in protecting intellectual property;

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the inability to enforce agreements, collect payments or seek recourse under or comply with differing commercial laws;

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managing the potential conflicts between locally accepted business practices and our obligations to comply with laws and regulations, including anti-corruption and anti-money laundering laws and regulations;

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compliance with economic sanctions laws and regulations;

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difficulties in staffing and managing foreign operations;

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increased costs and difficulties in developing and managing our global operations and our technological infrastructure;

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seasonal reductions in business activity; and

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local economic, political and social conditions, including the possibility of hyperinflationary conditions and political instability.

Our overall success depends, in part, on our ability to anticipate and effectively manage these risks and there can be no assurance that we will be able to do so without incurring unexpected or increased costs. If we are not able to manage the risks related to our international operations, our business, financial condition and results of operations may be materially adversely affected. In certain regions, the degree of these risks may be higher due to more volatile economic conditions, less developed and predictable legal and regulatory regimes and increased potential for various types of adverse governmental action.
The United Kingdom’s exit from the European Union could have a material adverse effect on our business, financial condition and results of operations.
In March 2017, the United Kingdom government invoked article 50 of the Lisbon Treaty and formally initiated the process of negotiations with the European Union regarding the United Kingdom’s exit from the European Union. As a result, the United Kingdom is currently scheduled to exit the European Union on March 29, 2019. The terms of the United Kingdom’s withdrawal continue to be subject to negotiation. Brexit, together with the protracted negotiations around the terms of the withdrawal, could significantly impact the business environment in which we and our clients operate, increase the cost of conducting business in both the European Union and the United Kingdom, impair or prohibit access to European Union clients, affect market liquidity and introduce significant new uncertainties with respect to the legal and regulatory requirements to which we and our clients are subject. In particular, Brexit is expected to significantly affect the fiscal, monetary and regulatory landscape in both the United Kingdom and the European Union, and may have a material impact on their respective economies. It is unclear how Brexit will affect liquidity in our marketplaces.
Significantly, the effects of Brexit will depend on any agreements the United Kingdom makes to retain access to the European Union single market. Discussions between the United Kingdom and the European Union regarding a transitional period following Brexit contemplate a temporary continuation of the existing passporting rights that allow financial services firms to operate throughout the European Union. However, it is not possible to predict with any certainty whether the United Kingdom and the European Union will be able to agree on a transitional period, which laws and policies will apply during any such transitional period, whether we would be able to rely on the existing passporting regime during a transitional period or the length of such period. In the event of no political agreement on a transitional period, regulated financial services firms and trading venues based in the United Kingdom will lose such passporting rights. This potential loss of passporting rights will affect us and many of our clients. For us, it means our UK authorized subsidiary will no longer be able to provide services to EU clients other than in limited circumstances. As a result, we have started the process of establishing a new regulated subsidiary in a different member state of the European Union in order to be in a position to be able to continue to serve clients in the European Union following Brexit and any transitional period. No assurance can be given that such a subsidiary will obtain authorization before Brexit or at all. We will face regulatory and operational costs and challenges associated with the establishment of any new regulated subsidiaries in the European Union and the management of a client and employee base that is less centralized in London.
Brexit may also lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which European Union laws to replace or replicate. Accordingly, the cost and complexity of operating across increasingly divergent regulatory regimes could increase following Brexit, which could have a material adverse effect on our business, financial condition, and results of operations.
Further, although we have an international client base, we could also be materially adversely affected by reduced growth in the United Kingdom economy and increased volatility in the rate of exchange of the pound sterling.
Fluctuations in foreign currency exchange rates may adversely affect our financial results.
Since we operate in several different countries outside the United States, most notably the U.K., Japan and Hong Kong, significant portions of our revenues, expenses, assets and liabilities are denominated in non-U.S. dollar currencies, most notably the pound sterling, euros and Japanese Yen and Hong Kong dollars. Because our consolidated financial statements are presented in U.S. dollars, we must translate non-U.S. dollar denominated revenues, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Accordingly, increases or decreases in the value of the U.S. dollar against other currencies may affect our business, financial condition and results of operations. In recent years, external events, such as Brexit, the 2016 U.S. presidential election, uncertainty regarding actual and potential shifts in U.S. and foreign trade, economic and other policies, the passage of U.S. tax reform legislation and concerns over increasing interest rates (particularly short-term rates), have caused, and may continue to cause, significant volatility in currency exchange rates, especially among the U.S. dollar, the pound sterling and the euro.
While we engage in hedging activity to attempt to mitigate currency exchange rate risk, these hedging activities may not be effective, particularly in the event of inaccurate forecasts of the levels of our non-U.S. dollar denominated assets and liabilities. Accordingly, if there are adverse movements in exchange rates, we may suffer significant losses, which would materially adversely affect our financial condition and results of operations.
We may undertake acquisitions or divestitures, which may not be successful, and which could materially adversely affect our business, financial condition and results of operations.
From time to time, we may consider acquisitions, which may not be completed or, if completed, may not be ultimately beneficial to us. We have made several acquisitions in the past, including the purchase of the Hilliard Farber & Co. business in 2008, the Rafferty Capital Markets business in 2011, BondDesk in

2013 and CodeStreet in 2016. We also may consider potential divestitures of businesses from time to time. We routinely evaluate potential acquisition and divestiture candidates and engage in discussions and negotiations regarding potential acquisitions and divestitures on an ongoing basis; however, even if we execute a definitive agreement, there can be no assurance that we will consummate the transaction within the anticipated closing timeframe, or at all. Moreover, there is significant competition for acquisition and expansion opportunities in the electronic financial services industry.
Acquisitions involve numerous risks, including (i) failing to properly identify appropriate acquisition targets and to negotiate acceptable terms; (ii) incurring the time and expense associated with identifying and evaluating potential acquisition targets and negotiating potential transactions; (iii) diverting management’s attention from the operation of our existing business; (iv) using inaccurate estimates and judgments to evaluate credit, operations, funding, liquidity, business, management and market risks with respect to the acquisition target or assets; (v) litigation relating to an acquisition, particularly in the context of a publicly held acquisition target, that could require us to incur significant expenses, result in or delay or enjoin the transaction; (vi) failing to properly identify an acquisition target’s significant problems, liabilities or risks; (vii) not receiving required regulatory approvals on the terms expected or such approvals being delayed or restrictively conditional; and (viii) failing to obtain financing on favorable terms, or at all. In addition, in connection with any acquisitions, we must comply with various antitrust requirements. In addition, it is possible that perceived or actual violations of these requirements could give rise to litigation or regulatory enforcement action or result in us not receiving the necessary approvals to complete a desired acquisition.
Furthermore, even if we complete an acquisition, the anticipated benefits from such acquisition may not be achieved unless the operations of the acquired business, product or technology are integrated in an efficient, cost-effective and timely manner. The integration of any acquired business includes numerous risks, including an acquired business not performing to our expectations, our not integrating it appropriately and failing to realize anticipated synergies and cost savings as a result, and difficulties, inefficiencies or cost overruns in integrating and assimilating the organizational cultures, operations, technologies, data, products and services of the acquired business with ours. The integration of our acquisitions will require substantial attention from management and operating personnel to ensure that the acquisition does not disrupt any existing operations, or affect our reputation or our clients’ opinions and perceptions of our platforms and solutions. We may spend time and resources on acquisitions that do not ultimately increase our profitability or that cause loss of, or harm to, relationships with employees and clients.
Divestitures also involve numerous risks, including: (i) failing to properly identify appropriate assets or businesses for divestiture and buyers; (ii) inability to negotiate favorable terms for the divestiture of such assets or businesses; (iii) incurring the time and expense associated with identifying and evaluating potential divestitures and negotiating potential transactions; (iv) management’s attention being diverted from the operation of our existing business, including to provide on-going services to the divested business; (v) encountering difficulties in the separation of operations, products, services or personnel; (vi) retaining future liabilities as a result of contractual indemnity obligations; and (vii) loss of, or damage to our relationships with, any of our key employees, clients, suppliers or other business partners.
We cannot readily predict the timing or size of any future acquisition or divestiture, and there can be no assurance that we will realize any anticipated benefits from any such acquisition or divestiture. If we do not realize any such anticipated benefits, our business, financial condition and results of operations could be materially adversely affected.
If we enter into strategic alliances, partnerships or joint ventures, we may not realize the anticipated strategic goals for any such transactions.
From time to time, we may enter into strategic alliances, partnerships or joint ventures as a means to accelerate our entry into new markets, provide new solutions or enhance our existing capabilities. Entering into strategic alliances, partnerships and joint ventures entails risks, including: (i) difficulties in developing or expanding the business of newly formed alliances, partnerships and joint ventures; (ii) exercising influence over the activities of joint ventures in which we do not have a controlling interest; (iii) potential conflicts with or among our partners; (iv) the possibility that our partners could take action without our approval or prevent us from taking action; and (v) the possibility that our partners become bankrupt or otherwise lack the financial resources to meet their obligations.

In addition, there may be a long negotiation period before we enter into a strategic alliance, partnership or joint venture or a long preparation period before we commence providing trading venues and solutions and/or begin earning revenues pursuant to such arrangement. We typically incur significant business development expenses, and management’s attention may be diverted from the operation of our existing business, during the discussion and negotiation period with no guarantee of consummation of the proposed transaction. Even if we succeed in developing a strategic alliance, partnership or joint venture with a new partner, we may not be successful in maintaining the relationship, which may have a material adverse effect on our business, financial condition or results of operations.
We cannot assure you that we will be able to enter into strategic alliances, partnerships or joint ventures on terms that are favorable to us, or at all, or that any that any strategic alliance, partnership or strategic alliance we have entered into or may enter into will be successful. In particular, these arrangements may not generate the expected number of new clients or increased trading volume or other benefits we seek. Unsuccessful strategic alliances, partnerships or joint ventures could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.
Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.
Our quarterly operating results may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors and, as a result, may not fully reflect the underlying performance of our business. Fluctuations in quarterly results may negatively impact the price at which our Class A common stock trades. Factors that may cause fluctuations in our quarterly financial results include, but are not limited to:
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fluctuations in overall trading volumes or our market share for our key products;

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the addition or loss of clients;

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the unpredictability of the financial services industry;

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our ability to drive an increase in the use of our trading platforms by new and existing clients;

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the amount and timing of operating expenses related to the maintenance and expansion of our business, operations and infrastructure;

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network or service outages, internet disruptions, the availability of our service, security breaches or perceived security breaches;

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general economic, political, industry and market conditions;

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changes in our business strategies and pricing policies (or those of our competitors);

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the timing and success of our entry into new markets or introductions of new or enhanced platforms or solutions by us and our competitors, including disruptive technology, or any other change in the competitive dynamics of our industry, including consolidation or new entrants among competitors, market participants or strategic alliances;

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the timing and success of any acquisitions, divestitures or strategic alliances;

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the timing of expenses related to the development or acquisition of products, services, technologies or businesses and potential future charges for impairment of goodwill from acquired companies; and

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new, or changes to existing, regulations that limit or affect our platforms, solutions and technologies or which increase our regulatory compliance costs.

Failure to retain our existing senior management team or the inability to attract and retain qualified personnel could materially adversely impact our ability to operate or grow our business.
The success of our business depends upon the skills, experience and efforts of our executive officers, particularly Lee Olesky, our Chief Executive Officer, and Billy Hult, our President. The terms of Messrs. Olesky’s and Hult’s employment agreements with us do not require them to continue to work for us and allow them to terminate their employment at any time, subject to certain notice requirements and forfeiture of non-vested equity awards. Although we have invested in succession planning, the loss of key members of our senior management team could nevertheless have a material adverse effect on our business, financial condition and results of operations. Should we lose the services of any member of our senior management team, we would have to conduct a search for a qualified replacement. This search may be prolonged, and we may not be able to locate and hire a qualified replacement.
Our business also depends on our ability to continue to attract, motivate and retain a large number of highly qualified personnel in order to support our clients and achieve business results. There is a limited pool of employees who have the requisite skills, training and education. Identifying, recruiting, training, integrating and retaining qualified personnel requires significant time, expense and attention, and the market for qualified personnel, particularly those with experience in technology, clearing and settlement, product management and regulatory compliance, has become increasingly competitive as an increasing number of companies seek to enhance their positions in the markets we serve. In particular, we compete for technology personnel with highly innovative technology companies and large companies focused on technology development. Many of these companies have significant financial resources and recognized brands and are able to offer more attractive employment opportunities and more lucrative compensation packages. Our inability to attract, retain and motivate personnel with the requisite skills could impair our ability to develop new platforms, platform features or solutions, enhance our existing platforms and solutions, grow our client base, enter into new markets or manage our business effectively.
Damage to our reputation or brand could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business, and we must protect and grow the value of our brand in order for us to continue to be successful. Any incident that erodes client loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to, among other things, the quality and reliability of our platforms and solutions, the accuracy of our market data, our ability to maintain the security of our data and systems, and any impropriety, misconduct or fraudulent activity by any personnel formerly or currently associated with us.
Also, there has been a marked increase in the use of blogs, social media platforms and other forms of Internet-based communications that provide individuals with access to a broad audience of interested persons. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information may be posted on such sites and platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our business and reputation. The harm may be immediate without affording us an opportunity for redress or correction.
Ultimately, the risks associated with any negative publicity or actual, alleged or perceived issues regarding our business or personnel cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.
We may not be able to adequately protect our intellectual property, which, in turn, could materially adversely affect our brand and our business.
Our success depends in part on our proprietary technology, processes, methodologies and information and on our ability to further build brand recognition using our tradenames and logos. We rely primarily on a combination of U.S. and foreign patent, copyright, trademark, service mark and trade secret laws and nondisclosure, license, assignment and confidentiality arrangements to establish, maintain and protect our proprietary rights as well as the intellectual property rights of third parties whose content, data, information and other materials we license. We can give no assurances that any such patents, copyrights, trademarks, service marks and other intellectual property rights will protect our business from competition or that any intellectual property rights applied for in the future will be issued. In addition, the steps we take to protect our intellectual property may not adequately protect our rights or prevent third parties from infringing or misappropriating our rights, and third parties may successfully challenge the validity and/or enforceability of our intellectual property rights. Furthermore, we cannot assure you that these protections will be adequate to prevent our competitors from independently developing logos, products, services or technologies that are substantially equivalent or superior to our logos, products, services or technologies.

The protection of our intellectual property may require the expenditure of financial and managerial resources. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and may result in the impairment or loss of portions of our intellectual property. In addition, the laws of some countries in which we now or in the future provide our services may not protect intellectual property rights to the same extent as the laws of the United States. If our efforts to secure, protect and enforce our intellectual property rights are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brand may be harmed, which could have a material adverse effect on our business.
Third parties may claim that we are infringing or misappropriating their intellectual property rights, which could cause us to suffer competitive injury, expend significant resources defending against such claims or be prevented from offering our platforms and solutions.
Our competitors, as well as other companies and individuals, may have obtained, and may be expected to obtain in the future, intellectual property rights related to the types of platforms and solutions we currently provide or plan to provide. In particular, as the number of trading platforms increases and the functionality of these platforms further overlaps, the possibility of intellectual property rights claims against us grows. We cannot assure you that we are or will be aware of all third-party intellectual property rights that may pose a risk of infringement or misappropriation to our platforms, solutions, technologies or the manner in which we operate our business.
We have in the past been, are currently, and may from time to time in the future become subject to legal proceedings and claims relating to the intellectual property rights of others. The costs of supporting legal and dispute resolution proceedings are considerable, and there can be no assurance that a favorable outcome will be obtained. We may need to settle litigation and disputes on terms that are unfavorable to us, or we may be subject to an unfavorable judgment. The terms of any settlement or judgment may require us to cease some or all of our operations, pay substantial amounts to the other party and/or seek a license to continue practices found to be in violation of third-party intellectual property rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license may not be available to us at all, and we may be required to develop alternative non-infringing products, services, technology or practices or discontinue use of such products, services, technologies or practices. Any development efforts could require significant effort and expense and, as result, our business, results of operations, and financial condition could be materially adversely affected.
Extensive regulation of our industry results in ongoing exposure to significant costs and penalties, enhanced oversight and restrictions and limitations on our ability to conduct and grow our business.
The financial services industry, including our business, is subject to extensive regulation by governmental and self-regulatory organizations in the jurisdictions in which we operate. These regulators have broad powers to promulgate and interpret laws, rules and regulations that often serve to restrict or limit our business. The requirements imposed by these regulators are designed to safeguard the integrity of the financial markets and to protect public investors generally rather than the interests of our stockholders, and we could become subject to increased governmental and public scrutiny in the future in response to global conditions and events. The SEC, the CFTC, the Financial Industry Regulatory Authority, Inc. (“FINRA”), the National Futures Association (“NFA”) and other authorities extensively regulate the U.S. financial services industry, including most of our operations in the United States. Much of our international operations are subject to similar regulations in their respective jurisdictions, including regulations overseen by the Financial Conduct Authority (“FCA”) in the United Kingdom, the Monetary Authority of Singapore, the Hong Kong Securities and Futures Commission, the Investment Industry Regulatory Organization of Canada and provincial regulators in Canada, the Japanese Financial Services Agency and the Japan Securities Dealers Association.
Most aspects of our business, and in particular our broker-dealer, SEF and introducing broker subsidiaries, are subject to laws, rules and regulations that cover all aspects of our business, including manner of operation, system integrity, anti-money laundering and financial crimes, handling of material non-public information, safeguarding data, capital requirements, reporting, record retention, market access, licensing of employees and the conduct of officers, employees and other associated persons. See

“Business — Regulation,” for a further description of the laws, rules and regulations that materially impact our business. There can be no assurance that we and/or our directors, officers and employees will be able to fully comply with these laws, rules and regulations. Any failure to comply with such legal and regulatory requirements could subject us to increased costs, fines, penalties or other sanctions, including suspensions of, or prohibitions on, certain of our activities, revocations of certain of our licenses or registrations, such as our membership in FINRA or our registration as a broker-dealer, or suspension of personnel.
Certain of our subsidiaries are subject to net capital and similar financial resource requirements. For example, our SEF subsidiaries are required to maintain sufficient financial resources to cover operating costs for at least one year. These net capital and related requirements may restrict our ability to withdraw capital from our regulated subsidiaries in certain circumstances, including through the payment of dividends, the redemption of stock or the making of unsecured advances or loans.
Some of our subsidiaries are subject to regulations regarding changes in control of their ownership or organizational structure as defined by the applicable regulatory body. These regulations generally provide that prior regulatory approval must be obtained in connection with any transaction resulting in a change in control or organizational structure of the subsidiary, such as changes in the composition of the board of directors or similar body or the appointment of new officers, and, may include similar changes that occur at Tradeweb Markets Inc. As a result of these regulations, our future efforts to sell shares or raise additional capital, or to make changes to our organizational structure, may be delayed or prohibited in circumstances in which such a transaction would give rise to a change in control or organizational structure as defined by the applicable regulatory body.
Our ability to operate our trading platforms in a particular jurisdiction is dependent on continued registration or authorization in that jurisdiction (or the maintenance of a valid exemption from such registration or authorization). In addition, regulatory approval may be required to expand certain of our operations and activities, and we may not be able to obtain the necessary regulatory approvals on a timely or cost-effective basis, or at all. Even if regulatory approvals are obtained, they may limit or impose restrictions on our operations and activities, and we may not be able to continue to comply with the terms of such approvals.
We incur significant costs, and will continue to devote significant financial and operational resources, to develop, implement and maintain policies, systems and processes to comply with our evolving legal and regulatory requirements. Future laws, rules and regulations, or adverse changes to, or more stringent enforcement of, existing laws, rules and regulations, could increase these costs and expose us to significant liabilities.
Our regulators generally require strict compliance with their laws, rules and regulations, and may investigate and enforce compliance and punish non-compliance. Many of our regulators, as well as other governmental authorities, are empowered to bring enforcement actions and to conduct administrative proceedings, examinations, inspections and investigations, which may result in increased compliance costs, penalties, fines, enhanced oversight, increased financial and capital requirements, additional restrictions or limitations, censure, suspension or other sanction, such as disgorgement, restitution or the revocation of regulatory approvals. The risks associated with such actions may be difficult to assess or quantify.
In the normal course of our business, we have been, and expect in the future to continue to be, a party to various legal and regulatory proceedings related to compliance with applicable laws, rules and regulations, including audits, examinations and investigations of our operations and activities. Legal and regulatory actions, from subpoenas and other requests for information to potential criminal investigations, may divert management’s attention, cause us to incur significant expenses, including fees for legal representation and costs for remediation efforts, and result in fines, penalties or other sanctions. We may also be required to change or cease aspects of our operations or activities if a legal or regulatory authority determines that we have failed to comply with any laws, rules or regulations applicable to our business and/or otherwise determines to prohibit any of our operations or activities or revoke any of our approvals. In addition, regardless of the outcome, such actions may result in substantial costs and negative publicity, which may damage our reputation and impair our ability to attract and retain clients.
Firms in the financial services industry have experienced increased scrutiny in recent years, and penalties, fines and other sanctions sought by governmental and regulatory authorities, including the SEC, the CFTC, the Department of Justice, state securities administrators and state attorneys general in the United States, the FCA in the United Kingdom and other foreign regulators, have increased accordingly. This trend toward a heightened regulatory oversight and enforcement environment is expected to continue for the foreseeable future, and may create uncertainty and may increase our exposure to scrutiny of our operations and activities, significant penalties and liability and negative publicity.
Our business, and the businesses of many of our clients, could be materially adversely affected by new laws, rules or regulations or changes in existing laws, rules or regulations, including the interpretation and enforcement thereof.
Our business, and the business of many of our clients, is subject to extensive regulation. Governmental and regulatory authorities periodically review legislative and regulatory initiatives, and may promulgate new or revised, or adopt changes in the interpretation and enforcement of existing, rules and regulations at any time. Any such changes in laws, rules or regulations or in governmental policies could create additional regulatory exposure for our business, cause us to incur significant additional costs, require us to change or cease aspects of our business or restrict or limit our ability to grow our business, any of which could have a material adverse effect on our business, financial condition or results of operations. There have been in the past, and could be in the future, significant technological, operational and compliance costs associated with the obligations that derive from compliance with evolving laws, rules and regulations.
Changes in legislation and in the rules and regulations promulgated by domestic and foreign regulators often directly affect the method of operation and profitability of dealers and other financial services intermediaries, including our dealer clients, and could result in restrictions in the way we and our clients conduct business. For example, various rules promulgated since the financial crisis, including under the Dodd-Frank Act, could adversely affect our dealer clients’ ability to make markets in a variety of products, thereby negatively impacting the level of liquidity and pricing available on our trading platforms. Our business and that of our clients could also be affected by the monetary policies adopted by the Federal Reserve and foreign central banking authorities, which may affect the credit quality of our clients or increase the cost for our clients to trade certain instruments on our trading platforms. In addition, such changes in monetary policy may directly impact our cost of funds for financing and investment activities and may impact the value of the financial instruments we hold.
Furthermore, many of the underlying markets in which we facilitate trading, and in which our clients trade, are subject to regulation. For example, trading in interest rate swaps has been subject to extensive regulation in the past, and any future regulation could lead to a decline in trading in these markets, which could have a negative impact on our trading volumes and, as a result, our revenues.
In addition, regulatory bodies in Europe have recently developed new rules and regulations targeted at the financial services industry, including MiFID II and the Markets in Financial Instruments Regulation (“MiFIR”), which were implemented in January 2018 and which introduced significant changes to the EU financial markets designed to facilitate more efficient markets and greater transparency for participants. MiFID II and MiFIR may have an adverse effect on our operations and our ability to offer our trading platforms in a manner that can successfully compete against other methods of trading. Additionally, most of the world’s major economies have introduced and continue to introduce regulations implementing Basel III, a global regulatory standard on bank capital adequacy, stress testing and market liquidity risk. The continued implementation of these and other bank capital standards could restrict the ability of our large bank and dealer customers to raise additional capital or use existing capital for trading purposes, which might cause them to trade less on our trading platforms and diminish transaction velocity.
We believe that it remains premature to know conclusively how specific aspects of the regulatory developments described above may directly affect our business. We cannot predict whether additional changes to the laws, rules and regulations that govern our business and operations, including changes to their interpretation, implementation or enforcement, will occur in the future or the extent to which any such changes will impact our business and operations. In addition, we cannot predict how current proposals that have not yet been finalized and/or that remain subject to ongoing debate will be implemented or in what form. We believe that uncertainty and potential delays around the final form of such new laws, rules and regulations may negatively impact our clients and trading volumes in certain markets in which we transact.

Additionally, unintended consequences of such new laws, rules and regulations may adversely affect our industry, our clients and us in ways yet to be determined. Any such legal and regulatory changes could affect us in substantial and unpredictable ways, and could have a material adverse effect on our business, financial condition and results of operations.
Our actual or perceived failure to comply with privacy, data protection and information security laws, regulations, and obligations could harm our business.
Certain types of information we collect, compile, store, use, transfer and/or publish are subject to numerous federal, state, local, and foreign laws and regulations regarding privacy, data protection and information security These laws and regulations govern the storing, sharing, use, processing, transfer, disclosure and protection of personal information and other content. The scope of these laws and regulations are changing, subject to differing interpretations, may be inconsistent among countries or conflict with other rules. We are also subject to the terms of our privacy policies and obligations to third parties related to applicable privacy, data protection, and information security.
The regulatory framework for privacy and data protection worldwide is uncertain, and is likely to remain uncertain for the foreseeable future, and we expect that there will continue to be new laws, regulations and industry standards concerning privacy, data protection, and information security proposed and enacted in the various jurisdictions in which we operate. For example, European legislators adopted the General Data Protection Regulations (“GDPR”) that became effective in May 2018. The GDPR imposes more stringent EU data protection requirements, and provides for greater penalties for noncompliance. Further, Brexit has created uncertainty with regard to the regulation of data protection in the United Kingdom. In particular, it is unclear whether the United Kingdom will enact data protection laws or regulations designed to be consistent with the GDPR and how data transfers to and from the United Kingdom will be regulated.
Our efforts to comply with privacy, data protection and information security laws and regulations could entail substantial expenses, may divert resources from other initiatives and could impact our ability to provide certain solutions. Additionally, if our third-party providers violate any of these laws or regulations, such violations may also put our operations at risk. Any failure or perceived failure by us to comply with any of our obligations relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or negative publicity and could result in significant liability, increased costs or cause our clients to lose trust in us, which could have an adverse effect on our reputation and business.
Recent U.S. tax legislation may materially adversely affect our financial condition, results of operations and cash flows.
On December 22, 2017, President Trump signed into law a comprehensive tax reform bill (the “Tax Cuts and Jobs Act,” or the “TCJA”) that significantly reforms the Internal Revenue Code of 1986, as amended. The TCJA, among other things, contains significant changes to corporate taxation, including a reduction of the corporate income tax rate, a partial limitation on the deductibility of business interest expense, limitation of the deduction for certain net operating losses to 80% of current year taxable income, an indefinite carryforward of certain net operating losses, immediate deductions for certain new investments instead of deductions for depreciation expense over time and the modification or repeal of many business deductions and credits. We continue to examine the impact of this tax reform legislation, and as its overall impact is uncertain, we note that the TCJA could adversely affect our business and financial condition. The impact of this tax reform legislation on holders of our Class A common stock is also uncertain and could be adverse.
Our compliance and risk management programs might not be effective and may result in outcomes that could adversely affect our reputation, business, financial condition and results of operations.
Our ability to comply with all applicable laws, rules and regulations is largely dependent on our establishment and maintenance of compliance and risk management programs, including audit and reporting systems, that can quickly adapt and respond, as well as our ability to attract and retain qualified compliance, audit, legal, cybersecurity and other risk management personnel. While we have policies and procedures to identify, monitor and manage our risks and regulatory obligations, we cannot assure you that our policies and procedures will always be effective or that we will always be successful in monitoring or evaluating the risks to which we are or may be exposed. Our risk-management programs may prove to be ineffective because of their design, their implementation or the lack of adequate, accurate or timely information. If our risk-management programs and efforts are ineffective, we could suffer losses that could have a material adverse effect on our financial condition and results of operations.
As part of our compliance and risk management programs, we must rely upon our analysis of laws, rules, regulations and information regarding our industry, markets, personnel, clients and other matters that are publicly available or otherwise accessible to us. That information may not in all cases be accurate, complete, up-to-date or properly analyzed. Furthermore, we rely on a combination of technical and human controls and supervision that are subject to error and potential failure, the challenges of which are exacerbated by the 24-hour-a-day, global nature of our business, which is subject to various legal and regulatory requirements of multiple jurisdictions that are constantly evolving and subject to change.
In case of non-compliance or alleged non-compliance with applicable laws, rules or regulations by us or third parties on which we may rely, we could be subject to regulatory investigations and proceedings that may be very expensive to defend against and may result in substantial fines and penalties or civil lawsuits, including by clients, for damages which can be significant. Any of these outcomes would adversely affect our reputation, financial condition and results of operations. Further, the implementation of new legislation or regulations, or changes in or unfavorable interpretations of existing legislation or regulations by courts or regulators, could require us to incur significant compliance costs and impede our ability to operate, expand and enhance our platforms and solutions as necessary to remain competitive and grow our business, which could materially adversely affect our business, financial condition and results of operations.
We are exposed to litigation risk.
We are from time to time involved in various litigation matters and claims, including lawsuits regarding employment matters, breach of contract matters and other business and commercial matters. See “Business — Legal Proceedings.” Many aspects of our business, and the businesses of our clients, involve substantial risks of liability. These risks include, among others, disputes over terms of a trade and claims that a system failure or delay caused monetary loss to a client or that an unauthorized trade occurred. Although we carry insurance that may limit our risk of damages in some matters, we may still sustain uncovered losses or losses in excess of available insurance, and we could incur significant legal expenses defending claims, even those without merit. Due to the uncertain nature of the litigation process, it is not possible to predict with certainty the outcome of any particular litigation matter or claim, and we could in the future incur judgments or enter into settlements that could have a material adverse effect on our business, financial condition and results of operations. The ultimate outcome of lawsuits against us may require us to change or cease certain operations and may result in higher operating costs. An adverse resolution of any litigation matter or claim could cause damage to our reputation and could have a material adverse effect on our business, financial condition and results of operations.
Our use of open source software could result in litigation or impose unanticipated restrictions on our ability to commercialize our platforms and solutions.
We use open source software in our technology, most often as small components within a larger solution. Open source code is also contained in some third-party software we rely on. The terms of many open source licenses are ambiguous and have not been interpreted by U.S. or other courts, and these licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our platforms and solutions, license the software on unfavorable terms, require us to re-engineer our platforms and solutions or take other remedial actions, any of which could have a material adverse effect on our business.
We are a restricted subsidiary under Refinitiv’s credit facility and the indentures governing its senior notes, which may limit Refinitiv’s ability to permit us to take certain actions.
We are a “restricted subsidiary” under Refinitiv’s credit facility and the indentures governing its senior notes. While we are not a guarantor of Refinitiv’s indebtedness, or a party to the agreements governing Refinitiv’s indebtedness, the restrictions applicable to “restricted subsidiaries” contained in such agreements will nevertheless be applicable to us for so long as we are consolidated within Refinitiv’s financial statements in accordance with GAAP. Among these restrictions are limitations on Refinitiv’s ability to permit us to incur or guarantee indebtedness, issue certain preferred stock, repurchase subordinated indebtedness, make certain investments, transfer or sell certain assets, enter into restrictions affecting our ability to make distributions or loans or advances to Refinitiv, and enter into certain transactions with affiliates. As a result of these restrictions, we may be unable to take certain actions and, accordingly, limited in our ability to expand and pursue our business strategies and otherwise conduct our business.
We may incur impairment charges for our goodwill and other indefinite-lived intangible assets which would negatively impact our operating results.
As of September 30, 2018, we had goodwill of  $563.4 million and indefinite-lived intangible assets of $12.0 million, which relate primarily to the acquisition of Tradeweb Group LLC in 2004, our merger with Tradeweb NewMarkets LLC in 2010, the purchase of the Rafferty Capital Markets business in 2011 and the purchase of BondDesk in 2013, and we expect the amount of goodwill to increase as a result of the Refinitiv Transaction. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of indefinite-lived intangible assets represents the fair value of trademarks and trade names as of the acquisition date. Determining the fair value of certain assets acquired and liabilities assumed is judgmental in nature and requires management to use significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates, growth rates and asset lives. We do not amortize goodwill and indefinite-lived intangible assets that we expect to contribute indefinitely to our cash flows, but instead we evaluate these assets for impairment at least annually, or more frequently if changes in circumstances indicate that a potential impairment could exist. Significant negative industry or economic trends, disruptions to our business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of the acquired assets, divestitures and market capitalization declines may impair our goodwill and other indefinite-lived intangible assets. Any charges relating to such impairments could materially adversely affect our financial condition and results of operations.
Risks Relating to the Company and Our Organizational Structure
Our principal asset after the completion of this offering will be our interest in TWM LLC, and, accordingly, we will depend on distributions from TWM LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement.
We are a holding company and, upon completion of the Reorganization Transactions, including this offering, our principal asset will be our ownership of LLC Interests of TWM LLC. We will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of TWM LLC and its subsidiaries and distributions we receive from TWM LLC. There can be no assurance that TWM LLC and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions will permit such distributions.
We will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect could be significant. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With This Offering — Tax Receivable Agreement.” We intend, as its sole manager, to cause TWM LLC to make cash distributions to the owners of LLC Interests in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover our operating expenses, including payments under the Tax Receivable Agreement. However, TWM LLC’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which TWM LLC is then a party, or any applicable law, or that would have the effect of rendering TWM LLC insolvent. In addition, when TWM LLC makes distributions the Continuing LLC Owners will be entitled to receive proportionate distributions based on their economic interests in TWM LLC. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With This Offering — Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With This Offering — TWM LLC Agreement.” In addition, if TWM LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired. See “— Risks Relating to This Offering and Ownership of Our Class A Common Stock” and “Dividend Policy.”
In certain circumstances, TWM LLC will be required to make distributions to us and the other holders of LLC Interests, and the distributions that TWM LLC will be required to make may be substantial and in excess of our tax liabilities and obligations under the Tax Receivable Agreement. To the extent we do not distribute such excess cash, the Continuing LLC Owners would benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock or Class B common stock following an exchange of their LLC Interests.
TWM LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Interests, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of TWM LLC. Under the TWM LLC Agreement, TWM LLC will generally be required from time to time to make pro rata distributions in cash to us and the other holders of LLC Interests in amounts that are intended to be sufficient to cover the taxes on our and the other LLC Interests holders’ respective allocable shares of the taxable income of TWM LLC. As a result of  (i) potential differences in the amount of net taxable income allocable to us and the other LLC Interest holders, (ii) the lower tax rate applicable to corporations as compared to individuals and (iii) the favorable tax benefits that we anticipate receiving from (a) acquisitions of interests in TWM LLC in connection with future taxable redemptions or exchanges of LLC Interests for shares of our Class A common stock or Class B common stock, as applicable, and (b) payments under the Tax Receivable Agreement, we expect that these tax distributions will be in amounts that exceed our tax liabilities and obligations to make payments under the Tax Receivable Agreement. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, any potential dividends, the payment obligations under the Tax Receivable Agreement and the payment of other expenses. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. No adjustments to the redemption or exchange ratio of LLC Interests for shares of Class A common stock or Class B common stock, as applicable, will be made as a result of either (i) any cash distribution by us or (ii) any cash that we retain and do not distribute to our stockholders. To the extent that we do not distribute such excess cash as dividends on our Class A common stock and Class B common stock and instead, for example, hold such cash balances or lend them to TWM LLC, the Continuing LLC Owners would benefit from any value attributable to such cash balances as a result of their ownership of Class A common stock or Class B common stock, as applicable, following a redemption or exchange of their LLC Interests. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With This Offering — TWM LLC Agreement.”
The Tax Receivable Agreement with the Continuing LLC Owners requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.
Upon the closing of this offering, we will be a party to the Tax Receivable Agreement with the Continuing LLC Owners. Under the Tax Receivable Agreement, we will be required to make cash payments to a Continuing LLC Owner equal to 50% of the U.S. federal, state and local income or franchise tax savings, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of, for such Continuing LLC Owner, (i) an increase in tax basis in TWM LLC’s assets resulting from (a) the purchase of LLC Interests from such Continuing LLC Owner using the net proceeds from this or any future offering, (b) redemptions or exchanges by such Continuing LLC Owner of LLC Interests for shares of our Class A common stock or Class B Common Stock or for cash, as applicable, as described under

“The Reorganization Transactions,” or (c) payments under the Tax Receivable Agreement and (ii) tax benefits related to imputed interest deemed to arise as a result of payments made under the Tax Receivable Agreement. We expect that the amount of the cash payments that we will be required to make under the Tax Receivable Agreement will be significant. Any payments made by us to the Continuing LLC Owners under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement. For more information, see “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”
The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending on a number of factors, including, but not limited to, the timing of any future redemptions, exchanges or purchases of the LLC Interests held by Continuing LLC Owners, the price of our Class A common stock at the time of the purchase, redemption or exchange, the extent to which redemptions or exchanges are taxable, the amount and timing of the taxable income that we generate in the future, the timing and amount of any earlier payments we make under the Tax Receivable Agreement itself, the tax rates then applicable and the portion of our payments under the Tax Receivable Agreement constituting imputed interest. We expect that, as a result of the increases in the tax basis of the tangible and intangible assets of TWM LLC attributable to the redeemed or exchanged LLC Interests, the payments that we may make to the existing Continuing LLC Owners could be substantial. For example, assuming (i) that the Continuing LLC Owners redeemed or exchanged all of their LLC Interests immediately after the completion of this offering, (ii) no material changes in relevant tax law, and (iii) that we earn sufficient taxable income in each year to realize on a current basis all tax benefits that are subject to the Tax Receivable Agreement, based on the assumed initial public offering price of  $                  per share of our Class A common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, we expect that the tax savings we would be deemed to realize would aggregate approximately $               over the 15-year period from the assumed date of such redemption or exchange, and over such period we would be required to pay the Continuing LLC Owners 50% of such amount, or approximately $               , over such period. The actual amounts we may be required to pay under the Tax Receivable Agreement may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and Tax Receivable Agreement payments by us, will be calculated based in part on the market value of our Class A common stock at the time of redemption or exchange and the prevailing federal tax rates applicable to us over the life of the Tax Receivable Agreement (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize all of these tax savings (subject to the exceptions described under “Certain Relationships and Related Party Transactions — Tax Receivable Agreement”). Payments under the Tax Receivable Agreement are not conditioned on any Continuing LLC Owner’s continued ownership of LLC Interests or our Class A common stock after this offering. There may be a material negative effect on our liquidity if, as described below, the payments under the Tax Receivable Agreement exceed the actual benefits we receive in respect of the tax attributes subject to the Tax Receivable Agreement and/or distributions to us by TWM LLC are not sufficient to permit us to make payments under the Tax Receivable Agreement.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing LLC Owners that will not benefit Class A common stockholders or Class B common stockholders to the same extent as it will benefit the Continuing LLC Owners.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the Continuing LLC Owners that will not benefit the holders of our Class A common stock or Class B common stock, as applicable, to the same extent as it will benefit the Continuing LLC Owners. We will enter into the Tax Receivable Agreement with TWM LLC and the Continuing LLC Owners and it will provide for the payment by us to the Continuing LLC Owners of 50% of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of  (i) an increase in tax basis in TWM LLC’s assets resulting from (a) the purchase of LLC Interests from the Continuing LLC Owners using the net proceeds from this or any future offering, (b) redemptions or exchanges by the Continuing LLC Owners of LLC Interests for shares of our Class A common stock or Class B Common Stock or for cash, as applicable, as described under “The Reorganization Transactions,” or (c) payments under the Tax Receivable Agreement and (ii) tax benefits related to imputed interest deemed to arise as a result of payments made under the Tax Receivable Agreement. Although we will retain 50% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.
In certain cases, payments under the Tax Receivable Agreement to the Continuing LLC Owners may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.
The Tax Receivable Agreement provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control or if, at any time, we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement to make payments thereunder would be accelerated and calculated based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.
As a result of the foregoing, (i) we could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement (for example, if we do not end up having any income in the relevant period) and (ii) we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement.
We will not be reimbursed for any payments made to the Continuing LLC Owners under the Tax Receivable Agreement in the event that any tax benefits are disallowed.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the Internal Revenue Service or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain such challenge. We will not be reimbursed for any cash payments previously made to the Continuing LLC Owners under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to a Continuing LLC Owner are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to a Continuing LLC Owner will be netted against any future cash payments that we might otherwise be required to make to such Continuing LLC Owner under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a Continuing LLC Owner for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that we realize in respect of the tax attributes with respect to a Continuing LLC Owner that are the subject of the Tax Receivable Agreement.
Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could materially adversely affect our results of operations and financial condition.
We are subject to taxation by U.S. federal, state, local and foreign tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
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changes in the valuation of our deferred tax assets and liabilities;

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expected timing and amount of the release of any tax valuation allowances;

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tax effects of stock-based compensation;

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changes in tax laws, regulations or interpretations thereof; or

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future earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated earnings in countries where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, local and foreign taxing authorities. Outcomes from these audits could have an adverse effect on our results of operations and financial condition.
Legislation that is effective for taxable years beginning after December 31, 2017 may impute liability for adjustments to a partnership’s tax return on the partnership itself in certain circumstances, absent an election to the contrary. TWM LLC may be subject to material liabilities pursuant to this legislation and related guidance if, for example, its calculations of taxable income are incorrect.
If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of our ownership of TWM LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if  (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.
As the sole manager of TWM LLC, we will control and operate TWM LLC. On that basis, we believe that our interest in TWM LLC is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of TWM LLC, our interest in TWM LLC could be deemed an “investment security” for purposes of the 1940 Act.
We and TWM LLC intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
Risks Relating to This Offering and Ownership of Our Class A Common Stock
The Refinitiv Owners control us and their interests may conflict with ours or yours in the future.
Immediately following this offering and the application of the net proceeds from this offering, the Refinitiv Owners will control approximately     % of the combined voting power of our common stock as a result of their ownership of our Class B common stock and Class D common stock, each share of which is entitled to 10 votes on all matters submitted to a vote of our stockholders. Accordingly, for such period of time as the Refinitiv Owners hold a controlling interest in us, the Refinitiv Owners will have significant influence with respect to our management, business plans and policies. In particular, the Refinitiv Owners will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of voting power could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock.
The Refinitiv Owners and their respective affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, the Refinitiv Owners and their respective affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that none of the Refinitiv Owners, any of their respective affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The Refinitiv Owners and their respective affiliates also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, the Refinitiv Owners and their respective affiliates may have an interest in us pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you.
Immediately following the consummation of this offering, the Refinitiv Direct Owners and the Continuing LLC Owners may require us to issue additional shares of our Class A common stock.
After this offering, we will have an aggregate of more than      shares of Class A common stock authorized but unissued, including approximately      shares of Class A common stock (or     shares, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) issuable upon the redemption or exchange of LLC Interests that will be held by the Continuing LLC Owners or the exchange of shares of Class B common stock that will be held by the Refinitiv Direct Owners and any other future holders of Class B common stock. TWM LLC will enter into the TWM LLC Agreement and, subject to certain restrictions set forth therein and as described elsewhere in this prospectus, the Continuing LLC Owners will be entitled to have their LLC Interests redeemed for newly issued shares of our Class A common stock or Class B common stock, in each case, on a one-for-one basis (in which case such holders’ shares of Class C common stock or Class D common stock, as the case may be, will be cancelled on a one-for-one basis upon any such issuance). Shares of our Class B common stock may also be exchanged at any time, at the option of the holder, for newly issued shares of Class A common stock (in which case such holders’ shares of Class B common stock will be cancelled on a one-for-one basis upon any such issuance).
We cannot predict the size of future issuances of our Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, including shares issued in connection with an acquisition, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.
We are a “controlled company” within the meaning of the corporate governance standards of the      and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.
Following this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of      . A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” within the meaning of the corporate governance standards of       and may elect not to comply with certain corporate governance requirements of      , including:
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the requirement that a majority of our board of directors consist of independent directors;

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the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

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the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we intend to rely on all of the exemptions listed above. If we do utilize the exemptions, we will not have a majority of independent directors and our nominating and corporate governance and compensation committees will not consist entirely of independent directors. As a result, our board of directors and those committees may have more directors who do not meet      independence standards than they would if those standards were to apply. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of      .
In addition, listing standards require, among other things, that
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compensation committees be composed of fully independent directors, as determined pursuant to new and existing independence requirements;

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compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisers; and

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compensation committees are required to consider, when engaging compensation consultants, legal counsel or other advisers, certain independence factors, including factors that examine the relationship between the consultant or adviser’s employer and us.

As a “controlled company,” we will not be subject to these compensation committee independence requirements, and accordingly, you will not have the same protections afforded to stockholders of companies that are subject to these compensation committee independence requirements.
There is no existing market for our Class A common stock, and we do not know if one will develop to provide you with adequate liquidity to sell our Class A common stock at prices equal to or greater than the price you paid in this offering.
Prior to this offering, there has been no public market for our Class A common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market on     , or otherwise or how active and liquid that market may come to be. Although we have been authorized to list our Class A common stock on     , if an active trading market for our Class A common stock does not develop following this offering, you may not be able to sell your shares quickly or at or above the initial public offering price. The initial public offering price for our shares will be determined by negotiations between us and the representatives of the underwriters, and this price may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A common stock at prices equal to or greater than the price you paid in this offering.
The market price of our Class A common stock may be highly volatile, and you may not be able to resell your shares at or above the public offering price.
The trading price of our Class A common stock could be volatile, and you could lose all or part of your investment. Stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. The following factors, in addition to other factors described in this “Risk Factors” section, may have a significant impact on the market price of our Class A common stock:
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negative trends in global economic conditions or activity levels in our industry;

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changes in our relationship with our clients or in client needs, expectations or trends;

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announcements concerning our competitors or our industry in general;

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announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

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our ability to implement our business strategy;

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our ability to complete and integrate acquisitions;

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actual or anticipated fluctuations in our quarterly or annual operating results;

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trading volume of our Class A common stock;

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the failure of securities analysts to cover the Company or changes in analysts’ financial estimates;

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economic, political, legal and regulatory factors unrelated to our performance;

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changes in accounting principles;

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the loss of any of our management or key personnel;

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sales of our Class A common stock by us, our executive officers and directors or our stockholders in the future; and

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overall fluctuations in the U.S. equity markets.

In addition, broad market and industry factors may negatively affect the market price of our Class A common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly.
Investors purchasing Class A common stock in this offering will experience immediate and substantial dilution as a result of this offering and any future equity issuances.
The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock. Dilution is the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering. If you purchase shares of Class A common stock in this offering, you will incur immediate and substantial dilution in the amount of  $     per share based upon an assumed initial public offering price of  $     per share (the midpoint of the price range listed on the cover page of this prospectus). To the extent outstanding options are ultimately exercised, there will be further dilution to investors in this offering. In addition, if the underwriters exercise in full their option to purchase additional shares of Class A common stock, or if we issue additional equity securities in the future, including to our employees and directors under our equity incentive plans, investors purchasing shares of Class A common stock in this offering will experience additional dilution. See “Dilution.”
Sales, or the potential for sales, of a substantial number of shares of our Class A common stock in the public market could cause our stock price to drop significantly.
Sales of a substantial number of shares of our Class A common stock in the public market or the perception that these sales might occur, could depress the market price of our Class A common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon the closing of this offering, we will have     outstanding shares of Class A common stock (or      if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and      shares of Class A common stock that are authorized but unissued that would be issuable upon redemption or exchange of LLC Interests or exchange of shares of our Class B common stock.
We and each of our directors and executive officers and substantially all of our other stockholders, which collectively will hold     % (or      %, if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of our outstanding common stock (including shares of Class A common stock issuable upon redemption or exchange of LLC Interests or exchange of shares of our Class B common stock) after giving effect to this offering, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of Class A common stock or securities convertible into or exchangeable for (including the LLC Interests and shares of Class B common stock, Class C common stock and Class D common stock), or that represent the right to receive, shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of      . Sales of a substantial number of Class A common stock upon expiration of such above-described agreements, the perception that such sales may occur, or early release of such agreements, could cause the market price of our shares of Class A common stock to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.
All of our shares of Class A common stock outstanding as of the date of this prospectus (and shares of Class A common stock issuable upon redemption or exchange of LLC Interests or exchange of shares of our Class B common stock) may be sold in the public market by existing stockholders following the expiration of the applicable lock-up period, subject to applicable limitations imposed under federal securities laws. In addition, shares of Class A common stock issued or issuable upon exercise of options vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of shares of our Class A common stock following the expiration of the applicable lock-up period could have a material adverse effect on the trading price of our Class A common stock. See “Shares Eligible for Future Sale.”
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock issued or issuable under our equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the applicable lock-up period. We expect that the initial registration statement on Form S-8 will cover      shares of our Class A common stock.
We also intend to enter into a Registration Rights Agreement with                                   . See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With This Offering — Registration Rights Agreement.”
If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our markets, or if they adversely change their recommendations or publish negative reports regarding our business or our stock, our stock price and trading volume could materially decline.
The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our markets or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price could materially decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to materially decline.
We intend to pay regular dividends on our Class A common stock and Class B common stock, but our ability to do so may be limited.
Following the completion of this offering, we intend to pay cash dividends on our Class A common stock and Class B common stock on a quarterly basis, subject to the discretion of our board of directors and our compliance with applicable law, and depending on our and our subsidiaries’ results of operations, capital requirements, financial condition, business prospects contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors deems relevant.
Because we are a holding company and all of our business is conducted through our subsidiaries, we expect to pay dividends, if any, only from funds we receive from our subsidiaries. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. As the sole managing member of TWM LLC, we intend to cause, and will rely on, TWM LLC to make distributions in respect of LLC Interests to fund our dividends. When TWM LLC makes such distributions, the Continuing LLC Owners will be entitled to receive equivalent distributions pro rata based on their economic interests in TWM LLC. See “The Reorganization Transactions.” In order for TWM LLC to make distributions, it may need to receive distributions from its subsidiaries. Certain of these subsidiaries are or may in the future be subject to regulatory capital requirements that limit the size or frequency of distributions. If TWM LLC is unable to cause these subsidiaries to make distributions, it may have inadequate funds to distribute to us and we may be unable to fund our dividends. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of Tradeweb or its subsidiaries.
Our dividend policy entails certain risks and limitations, particularly with respect to our liquidity. By paying cash dividends rather than investing that cash in our business or repaying any outstanding debt, we risk, among other things, slowing the expansion of our business, having insufficient cash to fund our operations or make capital expenditures or limiting our ability to incur borrowings. Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our growth plans and determine whether to modify the amount of regular dividends and/or declare any periodic special dividends. There can be no assurance that our board of directors will not reduce the amount of regular cash dividends or cause us to cease paying dividends altogether.

Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.
Our amended and restated certificate of incorporation and amended and restated bylaws to become effective immediately prior to the consummation of this offering will contain provisions that may make the merger or acquisition of our company more difficult without the approval of our board of directors. Among other things, these provisions:
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provide for a multi-class common stock structure with a 10 vote per share feature of our Class B common stock and Class D common stock;

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would allow us to authorize the issuance of undesignated preferred stock in connection with a stockholder rights plan or otherwise, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of our common stock;

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prohibit stockholder action by written consent from and after the date on which the Refinitiv Owners cease to beneficially own at least     % of the total voting power of all then outstanding shares of our capital stock unless such action is recommended by all directors then in office;

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provide that the board of directors is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 66 2∕3% or more in voting power of all outstanding shares of our capital stock, if the Refinitiv Owners and their respective affiliates beneficially own less than     % in voting power of our stock entitled to vote generally in the election of directors; and

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establish advance notice requirements for nominations for elections to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, while we have opted out of Section 203 of the DGCL, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
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prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2∕3% of our outstanding voting stock that is not owned by the interested stockholder.

Our amended and restated certificate of incorporation provides that the Refinitiv Owners and their affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.
Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. See “Description of Capital Stock.”
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with us or our directors, officers or other employees.
Our amended and restated certificate of incorporation will provide that, unless we consent to the selection of an alternative forum, any (i) derivative action or proceeding brought on behalf of our

Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our Company to our Company or our stockholders, (iii) action asserting a claim against us or any director or officer arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”) or our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) action asserting a claim against us or any director or officer of our Company governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, any proceeding or claim arising pursuant to the federal securities laws of the United States or the securities or antifraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder shall, to the fullest extent permitted by law, be exclusively brought in the federal district courts of the United States of America. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and Board of Directors.
Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.
The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:
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be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;

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be exempt from the “say on pay” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Act;

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be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act; and

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be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on the financial statements.

We currently intend to take advantage of each of the exemptions described above. In addition, the JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 107(b) of the JOBS Act.
We could be an emerging growth company for up to five years after this offering. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our Class A common stock.
Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes- Oxley Act could have a material adverse effect on our business and stock price.
We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Although we will be required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. However, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.
As a private company, we do not currently have any internal audit function. To comply with the requirements of being a public company, we have undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff or consultants. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to capital markets.
The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act and     , may strain our resources, increase our costs and divert management’s attention, and we may be unable to comply with these requirements in a timely or cost-effective manner.
As a public company, we will be subject to the reporting requirements of the Exchange Act, and the corporate governance standards of the Sarbanes-Oxley Act and     . These requirements will place a strain on our management, systems and resources and we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company. The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition within specified time periods and to prepare a proxy statement with respect to our annual meeting of stockholders. The Sarbanes-Oxley Act will require that we maintain effective disclosure controls and procedures and internal controls over financial reporting.     will require that we comply with various corporate governance requirements. To maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting and comply with the Exchange Act and      requirements, significant resources and management oversight will be required. This may divert management’s attention from other business concerns and lead to significant costs associated with compliance, which could have a material adverse effect on us and the price of our Class A common stock.
The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or its committees or as our executive officers. Advocacy efforts by stockholders and third parties may also prompt even more changes in governance and reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of these costs. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action and potentially civil litigation.
We may be subject to securities litigation, which is expensive and could divert management attention.
Our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations. Any adverse determination in litigation could also subject us to significant liabilities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “will” or “would,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets and expansion into new markets, any potential tax savings we may realize as a result of our organizational structure, our expected dividend policy and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions, or future events or performance, contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements.
We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements, or could affect our share price. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:
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changes in economic, political and market conditions and the impact of these changes on trading volumes;

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our failure to compete successfully;

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our failure to adapt our business effectively to keep pace with industry changes;

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consolidation and concentration in the financial services industry;

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our dependence on dealer clients that are also stockholders;

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our dependence on third parties for certain market data and certain key functions;

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our inability to maintain and grow the capacity of our trading platforms, systems and infrastructure;

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design defects, errors, failures or delays with our platforms or solutions;

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systems failures, interruptions, delays in services, catastrophic events and resulting interruptions;

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our ability to implement our business strategies profitably;

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our ability to successfully integrate any acquisition or to realize benefits from any strategic alliances, partnerships or joint ventures;

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our ability to retain the services of certain members of our management;

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inadequate protection of our intellectual property;

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extensive regulation of our industry;

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our dependence on distributions from TWM LLC to fund our expected dividend policy and to pay our taxes and expenses, including payments under the Tax Receivable Agreement;

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our ability to realize any benefit from our organizational structure;

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Refinitiv’s control of us and our status as a controlled company; and

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the other risk factors described under “Risk Factors.”

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations, financial condition, and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition, and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.
Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

THE REORGANIZATION TRANSACTIONS
Existing Organization
Prior to the completion of this offering and the organizational transactions described below, the Original LLC Owners are the only members of TWM LLC. TWM LLC is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to any U.S. federal entity-level income taxes. Rather, taxable income or loss is included in the U.S. federal income tax returns of TWM LLC’s members.
Tradeweb Markets Inc. was incorporated as a Delaware corporation on November 7, 2018 to serve as the issuer of the Class A common stock offered hereby.
Reorganization Transactions
In connection with the closing of this offering, we will consummate the following organizational transactions, which we refer to as the “Reorganization Transactions”:
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we will amend and restate the TWM LLC Agreement to, among other things, (i) provide for LLC Interests that will be the single class of common membership interests in TWM LLC, (ii) exchange all of the Original LLC Owners’ existing membership interests in TWM LLC for LLC Interests and (iii) appoint Tradeweb as the sole manager of TWM LLC;

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we will amend and restate Tradeweb’s certificate of incorporation to, among other things, provide for Class A common stock, Class B common stock, Class C common stock and Class D common stock. Each share of Class A common stock and Class C common stock will entitle its holder to one vote on all matters presented to our stockholders generally. Each share of Class B common stock and Class D common stock will entitle its holder to ten votes on all matters presented to our stockholders generally. The holders of Class C common stock and Class D common stock will have no economic interests in Tradeweb (where “economic interests” means the right to receive any dividends or distributions, whether cash or stock, in connection with common stock). These attributes are summarized in the following table:

Class of Common Stock	Votes	Economic Rights
Class A common stock	1	Yes
Class B common stock	10	Yes
Class C common stock	1	No
Class D common stock	10	No
Holders of any outstanding shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law;
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we will assume sponsorship of the Option Plan and the PRSU Plan currently sponsored by Tradeweb Markets LLC. Accordingly, all options and PRSUs granted under such plans will be converted into economically equivalent awards of Tradeweb Markets Inc.;

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we will issue      shares of Class D common stock to the Continuing LLC Owners, on a one-to-one basis with the number of LLC Interests they own, for nominal consideration;

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we will issue      shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $     million, assuming the shares are offered at $     per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions but before deducting offering expenses;

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we intend to use the net proceeds from the sale of Class A common stock by us in this offering to acquire an equivalent number of issued and outstanding LLC Interests from certain of the Other

LLC Owners at a purchase price per interest equal to the initial public offering price per share of Class A common stock (and cancel an equal number of shares of Class D common stock), less the underwriting discounts and commissions payable thereon, collectively representing     % of TWM LLC’s outstanding LLC Interests;
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the Refinitiv Direct Owners will exchange with us their indirect ownership of LLC Interests for      shares of Class B common stock on a one-to-one basis;

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the Continuing LLC Owners will continue to own the LLC Interests they received in exchange for their existing membership interests in TWM LLC and will have no economic interests in Tradeweb despite their ownership of Class D common stock (where “economic interests” means the right to receive any distributions or dividends, whether cash or stock, in connection with common stock); and

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Tradeweb will enter into (i) the Tax Receivable Agreement with the Continuing LLC Owners, (ii)  the Stockholders Agreement with                               , and (iii) the Registration Rights Agreement with                               . For a description of the terms of the Tax Receivable Agreement, the Stockholders Agreement and the Registration Rights Agreement, see “Certain Relationships and Related Party Transactions.”

Organizational Structure Following this Offering
Immediately following the completion of the Reorganization Transactions, including this offering:
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Tradeweb will be a holding company whose principal asset will be LLC Interests of TWM LLC that it acquires from certain of the Other LLC Owners using the net proceeds from this offering and the LLC Interests that it receives from the Refinitiv Direct Owners in exchange for shares of Class B common stock issued by Tradeweb;

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Tradeweb will be the sole manager of TWM LLC and will operate and control all of the business and affairs of TWM LLC and its subsidiaries;

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our amended and restated certificate of incorporation and the TWM LLC Agreement will require that (i) we at all times maintain a ratio of one LLC Interest owned by us for each share of Class A common stock and Class B common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities), and (ii) TWM LLC at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock and Class B common stock issued by us and the number of LLC Interests owned by us, (y) a one-to-one ratio between the number of shares of Class C common stock and Class D common stock issued by us and the number of LLC Interests owned by the holders of such Class C common stock and Class D common stock;

•
Tradeweb will own LLC Interests representing a     % economic interest in TWM LLC (or     LLC Interests, representing a     % economic interest in TWM LLC, if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
the purchasers in this offering (i) will own      shares of Class A common stock, representing approximately     % of the combined voting power of all of Tradeweb’s common stock (or approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii) will own     % of the economic interest in Tradeweb (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (iii) through Tradeweb’s ownership of LLC Interests, indirectly will hold (applying the percentages in the preceding clause (ii) to Tradeweb’s percentage economic interest in TWM LLC) approximately     % of the economic interest in TWM LLC (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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the Refinitiv Direct Owners (i) will own      shares of Class B common stock representing approximately     % of the combined voting power of all of Tradeweb’s common stock and     % of the economic interest in Tradeweb and (ii) through Tradeweb’s ownership of LLC

Interests, indirectly will hold (applying the percentages in the preceding clause (i) to Tradeweb’s percentage economic interest in TWM LLC) approximately     % of the economic interest in TWM LLC (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);
•
the Refinitiv LLC Owners will own (i) LLC Interests, representing     % of the economic interest in TWM LLC (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) through their ownership of shares of Class D common stock, approximately     % of the combined voting power of all of Tradeweb’s common stock (or approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
the Other LLC Owners will own (i) LLC Interests, representing     % of the economic interest in TWM LLC (or     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (ii) through their ownership of       shares of Class D common stock, approximately     % of the combined voting power of all of Tradeweb’s common stock (or approximately     % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
following this offering, each LLC Interest held by the Continuing LLC Owners will be redeemable, at the election of such members, for newly issued shares of Class A common stock or Class B common stock on a one-for-one basis (and such holders’ shares of Class C common stock or Class D common stock, as the case may be, will be cancelled on a one-for-one basis upon any such issuance). The Continuing LLC Owners may also from time to time exchange all or a portion of their shares of our Class D common stock for newly issued shares of Class C common stock on a one-for-one basis (in which case their shares of Class D common stock will be cancelled on a one-for-one basis upon such issuance);

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Tradeweb’s board of directors, which will include directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, may, at its option, instead of the foregoing redemptions of LLC Interests, cause the Company to make a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the TWM LLC Agreement. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With This Offering — TWM LLC Agreement;”

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the Refinitiv Direct Owners and other future holders of Class B common stock may from time to time exchange all or a portion of their shares of our Class B common stock for newly issued shares of Class A common stock on a one-for-one basis (in which case their shares of Class B common stock will be cancelled on a one-for-one basis upon any such issuance);

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each share of our Class B common stock will automatically convert into one share of Class A common stock and each share of our Class D common stock will automatically convert into one share of our Class C common stock (i) immediately prior to any sale or other transfer of such share by a holder or any of its affiliates or permitted transferees or (ii) once the Refinitiv Owners and their affiliates together no longer beneficially own a number of shares of our common stock and LLC Interests that together entitle them to at least 10% of our economic interests. Holders of LLC Interests that receive shares of Class C common stock upon any such conversion may continue to elect to have their LLC Interests redeemed for newly issued shares of Class A common stock as described above (in which case their shares of Class C common stock will be cancelled on a one-for-one basis upon such issuance). See “Description of Capital Stock.”

Immediately following this offering, Tradeweb will be a holding company whose principal asset will be the LLC Interests it acquires from certain of the Other LLC Owners using the net procceds from this offering and the LLC Interests it receives from the Refinitiv Direct Owners in exchange for shares of Class B common stock issued by us. As the sole manager of TWM LLC, we will operate and control all of the business and affairs of TWM LLC and, through TWM LLC and its subsidiaries, conduct our business. We will have the sole voting interest in, and control the management of, TWM LLC. As a result, we will consolidate TWM LLC in our consolidated financial statements and will report a non-controlling interest related to the LLC Interests held by the Continuing LLC Owners on our consolidated financial statements. Tradeweb will have a board of directors and executive officers, but will have no employees. The functions of all of our employees are expected to reside at TWM LLC and its subsidiaries.
The following diagram shows our organizational structure after giving effect to the Reorganization Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock:

*
Included among the Continuing LLC Owners is a holding vehicle to which certain members of the Company’s management team contributed the LLC Interests that they held immediately prior to this offering, and through which such members currently hold such LLC Interests. To facilitate a member’s sale of LLC Interests, a member may cause the holding vehicle to distribute to that member some or all of the LLC Interests that the member contributed to the holding vehicle prior to this offering.

USE OF PROCEEDS
We estimate that the net proceeds to us from our sale of           shares of Class A common stock in this offering will be approximately $     million, based on the assumed initial public offering price of  $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we expect to receive approximately $     million of net proceeds.
We intend to use the net proceeds to us from this offering to purchase      issued and outstanding LLC Interests from certain of the Other LLC Owners (or       LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock), at a purchase price per interest equal to the initial public offering price per share of Class A common stock, less the underwriting discounts and commissions payable thereon.
Each $1.00 increase (decrease) in the assumed initial public offering price of  $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming the assumed initial public offering price of  $     per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY
Following the completion of this offering and subject to legally available funds, we intend to pay quarterly cash dividends on our Class A common stock and Class B common stock initially equal to $     per share, commencing with the      quarter of       . The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors and will depend on our and our subsidiaries’ results of operations, capital requirements, financial condition, business prospects, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant.
Because we are a holding company and all of our business is conducted through our subsidiaries, we expect to pay dividends, if any, from funds we receive from our subsidiaries. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. As the sole managing member of TWM LLC, we intend to cause, and will rely on, TWM LLC to make distributions in respect of LLC Interests to fund our dividends. When TWM LLC makes such distributions, the Continuing LLC Owners will be entitled to receive equivalent distributions pro rata based on their economic interests in TWM LLC. Because Tradeweb must pay taxes and make payments under the Tax Receivable Agreement, amounts ultimately distributed as dividends to holders of our Class A common stock or Class B common stock are expected to be less than the amounts distributed by TWM LLC to its members on a per LLC Interest basis. See “The Reorganization Transactions.” In order for TWM LLC to make distributions, it may need to receive distributions from its subsidiaries. If TWM LLC is unable to cause these subsidiaries to make distributions, it may have inadequate funds to distribute to us and we may be unable to fund our dividends. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of Tradeweb or its subsidiaries.
Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our growth plans and determine whether to modify the amount of regular dividends and/or declare any periodic special dividends. Any future determination to change the amount of dividends and/or declare special dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions and other factors that our board of directors considers relevant.
See “Risk Factors — Risks Relating to the Company and Our Organizational Structure — Our principal asset after the completion of this offering will be our interest in TWM LLC, and, accordingly, we will depend on distributions from TWM LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement” and “Risk Factors — Risks Relating to This Offering and Ownership of our Class A Common Stock — We intend to pay regular dividends on our Class A common stock and Class B common stock, but our ability to do so may be limited.”
In February, June, September and December 2018, Tradeweb Markets LLC made cash distributions to its equityholders in aggregate amounts of  $25.0 million, $55.0 million, $59.4 million and $36.0 million, respectively.
In March, June, August and November 2017, Tradeweb Markets LLC made cash distributions to its equityholders in aggregate amounts of  $20.0 million, $50.0 million, $45.0 million and $37.0 million, respectively.
In February, May, August and November 2016, Tradeweb Markets LLC made cash distribution to its equityholders in aggregate amounts of  $20.0 million, $45.0 million, $35.0 million and $30.0 million, respectively.

CAPITALIZATION
The following table sets forth the cash and cash equivalents and the total capitalization as of September 30, 2018:
•
of Tradeweb Markets LLC and its subsidiaries on an actual basis; and

•
of Tradeweb Markets Inc. and its subsidiaries on a pro forma basis to give effect to the Reorganization Transactions, including our issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of  $     per share, the midpoint of the price range set forth on the cover page of this prospectus, after (i) deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the proceeds from this offering, each as described under “Use of Proceeds.”

For more information, please see “The Reorganization Transactions,” “Use of Proceeds” and “Unaudited Pro Forma Consolidated Financial Information.” You should read this information in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.
	As of September 30, 2018
	Historical	Pro Forma
	Tradeweb Markets LLC	Tradeweb Markets Inc.(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$350,183	$
Members’ capital/stockholders’ equity:
Members’ capital	$1,141,496	$
Accumulated other comprehensive loss	(16,331)
Class A common stock, par value $0.01 per share; no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, pro forma	—
Class B common stock, par value $0.01 per share; no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, pro forma	—
Class C common stock, par value $0.01 per share; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma	—	—
Class D common stock, par value $0.01 per share; no shares authorized, issued and outstanding, actual; shares authorized, issued and outstanding, pro forma	—
Additional paid-in capital	—
Total stockholders’ equity attributable to Tradeweb Markets Inc.	—
Non-controlling interests(2)	—
Total members’ capital/stockholders’ equity	1,125,165
Total capitalization	$1,125,165	$

(1)
Each $1.00 increase (decrease) in the assumed initial public offering price of  $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in-capital, total stockholders’ equity and total capitalization on a pro forma basis by approximately $    , assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock sold in this offering by us, as set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in-capital, total stockholders’ equity and total capitalization on a pro forma basis by approximately $    , assuming an initial public offering price of $     per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us.
(2)
On a pro forma basis, includes the LLC Interests not owned by us, which represents     % (or    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock) of TWM LLC’s outstanding common equity. The Refinitiv LLC Owners and the Other LLC Owners will hold the non-controlling interests in TWM LLC. Tradeweb will hold     % of the economic interests in TWM LLC, the Refinitiv LLC Owners will hold     % of the economic interests in TWM LLC and the Other LLC Owners will hold     % of the economic interests in TWM LLC.

DILUTION
The Continuing LLC Owners will maintain their LLC Interests in TWM LLC after the Reorganization Transactions. Because the Continuing LLC Owners do not own any Class A common stock or have any right to receive distributions from Tradeweb, we have presented dilution in pro forma net tangible book value per share assuming that all of the holders of LLC Interests (other than Tradeweb) had their LLC Interests redeemed for newly issued shares of Class A common stock or Class B common stock on a one-for-one basis (rather than for cash) and the cancellation for no consideration of all of their shares of Class D common stock (which are not entitled to receive distributions or dividends, whether cash or stock, from Tradeweb) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption of all LLC Interests as described in the previous sentence as the “Assumed Redemption.”
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.
Pro forma net tangible book value per share is determined at any date by dividing our pro forma net tangible book value, which is total tangible assets less total liabilities, by the number of shares of common stock outstanding, after giving effect to the Reorganization Transactions, including this offering, and the Assumed Redemption. Our pro forma net tangible book value as of September 30, 2018 after this offering, would have been approximately $     million, or $     per share. This amount represents an immediate increase in pro forma net tangible book value of  $     per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $     per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock.
The following table illustrates this dilution on a per share basis:
Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2018 before this offering(1)	$
Increase per share attributable to investors in this offering
Pro forma net tangible book value per share after this offering
Dilution per share to new Class A common stock investors		$

(1)
The computation of pro forma net tangible book value per share as of September 30, 2018 before this offering is set forth below:

(in thousands, except per share data)
Numerator
Book value of tangible assets	$
Less: total liabilities
Pro forma net tangible book value(a)	$
Denominator
Shares of common stock to be outstanding after this offering
Assumed Redemption
Total
Pro forma net tangible book value per share	$

(a)
Gives pro forma effect to the Reorganization Transactions (other than this offering) and the Assumed Redemption.

Each $1.00 increase (decrease) in the assumed initial offering price of  $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would affect our pro forma net tangible book value after this offering by approximately $     million, the pro forma net tangible book value per share after this offering by $     per share, and the dilution per share to new investors by $     per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold by us in this offering, as set forth on the cover page of this prospectus, would affect our pro forma net tangible book value after this offering by approximately $     million, the pro forma net tangible book value per share after this offering by $     per share, and the dilution per share to new investors by $     per share, assuming the assumed initial public offering price of  $     per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us.
If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma net tangible book value after the offering would be $     per share, the increase in pro forma net tangible book value per share to existing stockholders would be $     and the dilution per share to new investors would be $     per share, in each case assuming an initial public offering price of $     per share, which is the midpoint of the price range listed on the cover page of this prospectus.
The following table summarizes, as of September 30, 2018, after giving effect to this offering, the differences between the Original LLC Owners and new investors in this offering with regard to:
•
the number of shares of Class A common stock purchased from us by investors in this offering and the number of shares issued to the Original LLC Owners after giving effect to the Assumed Redemption;

•
the total consideration paid to us in cash by investors purchasing shares of Class A common stock in this offering and by the Original LLC Owners including historical cash contributions; and

•
the average price per share that such Original LLC Owners and new investors paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Original LLC Owners		%	$	%	$
New investors		%	$	%
Total		100.0%	$	100.0%	$

Each $1.00 increase (decrease) in the assumed initial offering price of  $     per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $    , $    and $    per share, respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us. Each increase (decrease) of 1.0 million shares in the number of shares sold in this offering, as set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $    , $    and $    per share, respectively, assuming the assumed initial public offering price of  $     per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions payable by us.
If the underwriters exercise in full their option to purchase additional shares of Class A common stock, there will be further dilution to investors in this offering.
Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. In addition, the discussion and tables above exclude shares of Class C common stock and Class D common stock, because holders of the Class C common stock and Class D common stock are not entitled to distributions or dividends, whether cash or stock, from Tradeweb. The number of shares of our Class A common stock to be outstanding after this offering is based on the membership interests of TWM LLC outstanding as of            , 2019, after giving effect to the Reorganization Transactions and the Assumed Redemption, and excludes:
•
     shares of Class A common stock issuable upon the exercise of outstanding options (of which      are vested) under our Option Plan as of      , 2019 at an exercise price of  $     per share, which options may be exercised on a cashless or net settlement basis;

•
     shares of Class A common stock underlying performance based restricted share units issued under our PRSU Plan;

•
     shares of Class A common stock reserved for future issuance under our Option Plan and our 2019 Omnibus Equity Incentive Plan; and

•
     shares of Class A common stock reserved as of the closing date of this offering for future issuance upon (i) exchange of Class B common stock by the Refinitiv Direct Owners and other future holders of Class B common stock, (ii) redemption or exchange of LLC interests by the Continuing LLC Owners or (iii) conversion of the Class B common stock.

To the extent any options are granted and exercised, or any restricted stock units are granted and settled, in the future, there may be additional economic dilution to new investors.
In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
The following table presents the selected historical consolidated financial data for Tradeweb Markets LLC and its subsidiaries. Tradeweb Markets LLC is the predecessor of the issuer, Tradeweb Markets Inc., for financial reporting purposes. The selected consolidated statement of operations data for the nine months ended September 30, 2018 and 2017 and each of the years in the two-year period ended December 31, 2017 and the selected consolidated statement of financial condition data as of September 30, 2018 and 2017 and as of December 31, 2017 and 2016 are derived from the consolidated financial statements of Tradeweb Markets LLC and its subsidiaries included elsewhere in this prospectus. In the opinion of our management, the unaudited financial statements for and as of the nine months ended September 30, 2017 reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results operations for such period.
The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and the consolidated financial statements and related notes thereto included elsewhere in this prospectus.
The selected historical financial data of Tradeweb Markets Inc. have not been presented as Tradeweb Markets Inc. is a newly incorporated entity, has had no business transactions or activities to date and had no assets or liabilities during the periods presented in this section.
	Tradeweb Markets LLC
	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues
Transaction fees	$273,751	$198,562	$267,020	$230,171
Subscription fees(1)	143,981	145,887	194,534	191,983
Commissions	79,830	71,616	96,745	91,663
Other	8,209	3,504	4,669	4,587
Gross revenue	505,771	419,569	562,968	518,404
Contingent consideration(2)	(26,830)	(29,535)	(58,520)	(26,224)
Net revenue	478,941	390,034	504,448	492,180
Expenses
Employee compensation and benefits	209,053	185,727	248,963	228,584
Depreciation and amortization	48,808	52,645	68,615	80,859
General and administrative	23,056	25,416	33,973	27,392
Technology and communications	26,598	22,390	30,013	28,239
Professional fees	20,360	13,262	19,351	18,158
Occupancy	10,732	11,322	14,441	15,817
Total expenses	338,607	310,762	415,356	399,049
Operating income	140,334	79,272	89,092	93,131
Interest income	1,726	883	1,140	644
Interest expense	—	(455)	(455)	(1,339)
Income before taxes	142,060	79,700	89,777	92,436
Provision for income taxes	(11,900)	(3,159)	(6,129)	725
Net income	$130,160	$76,541	$83,648	$93,161

Tradeweb Markets LLC
	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
(in thousands, except share and per share data)
Pro forma net income per share data(3):
Pro forma weighted average shares of Class A common stock outstanding
Basic
Diluted
Pro forma net income available to Class A common stock per share
Basic	$		$
Diluted	$		$
	Tradeweb Markets LLC
	As of September 30,		As of December 31,
	2018	2017	2017	2016
	(in thousands)
Statement of Financial Condition Data:
Cash and cash equivalents	$350,183	$316,449	$352,598	$324,074
Total assets	1,323,807	1,323,947	1,316,887	1,320,732
Total liabilities	185,796	294,556	317,118	283,319
Total members’ capital	1,125,165	1,018,209	986,468	1,024,759
	Tradeweb Markets LLC
	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(dollars in thousands, other than volumes)
Other Financial and Operating Data:
Free Cash Flow(4)	$138,978	$111,216	$183,962	$136,496
Adjusted EBITDA(5)	$215,012	$162,546	$215,863	$202,086
Adjusted EBITDA margin(5)	42.5%	38.7%	38.3%	39.0%
Adjusted Net Income(5)	$175,606	$131,840	$173,040	$162,382
Average Daily Volumes (dollars in millions):
Rates	$346,616	$246,717	$255,152	$220,535
Credit	12,873	7,713	7,552	5,960
Money markets	168,608	127,737	132,105	94,315
Equities	7,615	4,338	4,817	4,576

(1)
Subscription fees for the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016 include $36.9 million, $37.9 million, $50.1 million and $50.6 million, respectively, of Thomson Reuters market data fees.

(2)
In 2014, we issued equity to certain of the Bank Stockholders and management as a result of a capital contribution to facilitate our expansion into new credit products. The equity vested on July 31, 2018 upon the achievement of specific revenue earnout milestones related to the new credit products. Prior to the July 31, 2018 vesting, we recognized contingent consideration as a contra-revenue adjustment, which partially offset gross revenues for the periods presented.

(3)
Pro forma figures give effect to the Transactions, including this offering. See “Unaudited Pro Forma Consolidated Financial Information” for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

(4)
In addition to cash flow from operating activities presented in accordance with GAAP, we use Free Cash Flow to measure liquidity. Free Cash Flow is defined as cash flow from operating activities less expenditures for capitalized software development costs and furniture, equipment and leasehold improvements.

We present Free Cash Flow because we believe it is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations after expenditures for capitalized software development costs and furniture, equipment and leasehold improvements.
Free Cash Flow has limitations as an analytical tool, and you should not consider Free Cash Flow in isolation or as an alternative to cash flow from operating activities or any other liquidity measure determined in accordance with GAAP. For a discussion of these limitations, see “Use of Non-GAAP Financial Measures.” You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. In addition, in evaluating Free Cash Flow, you should be aware that in the future, we may incur expenditures similar to the adjustments in the presentation of Free Cash Flow. In addition, Free Cash Flow may not be comparable to similarly titled measures used by other companies in our industry or across different industries.
The table set forth below presents a reconciliation of our cash flow from operating activities to Free Cash Flow for the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016:
	Tradeweb Markets LLC
	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(in thousands)
Cash flow from operating activities	$164,828	$141,295	$224,580	$171,845
Less: Capitalization of software development costs	(19,523)	(20,042)	(27,157)	(25,351)
Less: Purchases of furniture, equipment and leasehold improvements	(6,327)	(10,037)	(13,461)	(9,998)
Free Cash Flow	$138,978	$111,216	$183,962	$136,496

(5)
In addition to net income presented in accordance with GAAP, we present Adjusted EBITDA as a measure of our operating performance and Adjusted Net Income as a measure of our profitability.

Adjusted EBITDA is defined as net income before contingent consideration, interest income and expense, net, provision for income taxes, depreciation and amortization and adjusted for the impact of certain other items, including unrealized foreign exchange gains/losses. We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. For example, we exclude contingent consideration because it is equity settled and its balance is based on our value at a certain time and may not reflect our actual operating performance. In addition, in future periods, we expect to also exclude stock-based compensation expense associated with the Special Option Award discussed under “Management’s Discussion & Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation,” as well as any other stock-based compensation expense that may be incurred from time to time. We believe it will be useful to exclude stock based compensation expense because the amount of expense associated with the Special Option Award or any other award in any specific period may not directly correlate to the underlying performance of our business and will vary across periods.
Management and our board of directors use Adjusted EBITDA to assess our financial performance and believe it is helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Further, our executive incentive compensation is based in part on components of Adjusted EBITDA.
Adjusted EBITDA margin is defined as Adjusted EBITDA divided by gross revenue for the applicable period.
Adjusted Net Income is defined as net income before contingent consideration, acquisition related intangible amortization and unrealized foreign exchange gains/losses. We use Adjusted Net Income as a supplemental metric to evaluate our business performance in a way that also considers our ability to generate profit without the impact of certain items. In addition to excluding contingent consideration for the reasons described above we believe it is useful to exclude the amortization of acquisition related intangible assets in order to facilitate a period-over-period comparison of our financial performance. In future periods, we expect to also exclude stock-based compensation expense associated with the Special Option Award, as well as any other stock-based compensation expense that may be incurred from time to time, for the reasons described above. Each of the normal recurring adjustments and other adjustments described in the definition of Adjusted Net Income helps to provide management with a measure of our operating performance over time by removing items that are not related to day-to-day operations or are non-cash expenses.
Adjusted EBITDA and Adjusted Net Income have limitations as analytical tools, and you should not consider these non-GAAP financial measures in isolation or as alternatives to net income or operating income or any other operating performance measure derived in accordance with GAAP. For a discussion of these limitations, see “Use of Non-GAAP Financial Measures.” You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. In addition, in evaluating Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of Adjusted EBITDA and Adjusted Net Income. Our presentation of Adjusted EBITDA and Adjusted Net Income should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. In addition, Adjusted EBITDA and Adjusted Net Income may not be comparable to similarly titled measures used by other companies in our industry or across different industries.
The table set forth below presents a reconciliation of net income to Adjusted EBITDA for the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016:
	Tradeweb Markets LLC
	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(in thousands)
Net income	$130,160	$76,541	$83,648	$93,161
Contingent consideration	26,830	29,535	58,520	26,224
Interest income and expense, net	(1,726)	(428)	(685)	695
Depreciation and amortization	48,808	52,645	68,615	80,859
Provision for income taxes	11,900	3,159	6,129	(725)
Unrealized foreign exchange gains/losses	(960)	1,094	(364)	1,872
Adjusted EBITDA	$215,012	$162,546	$215,863	$202,086

The table set forth below presents a reconciliation of net income to Adjusted Net Income for the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016:
	Tradeweb Markets LLC
	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(in thousands)
Net income	$130,160	$76,541	$83,648	$93,161
Contingent consideration	26,830	29,535	58,520	26,224
Acquisition related intangible amortization	19,576	24,670	31,236	41,125
Unrealized foreign exchange gains/losses	(960)	1,094	(364)	1,872
Adjusted Net Income	$175,606	$131,840	$173,040	$162,382

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2018 and the year ended December 31, 2017 give effect to the Transactions, including this offering, as if the same had occurred on January 1, 2017. The unaudited pro forma consolidated statement of financial condition as of September 30, 2018 gives effect to the Transactions, including this offering, as if the same had occurred on September 30, 2018.
We have derived the unaudited pro forma consolidated financial information for the year ended December 31, 2017 and as of and for the year ended September 30, 2018 from the consolidated financial statements of Tradeweb Markets LLC and its subsidiaries included elsewhere in this prospectus. The pro forma adjustments are based on available information and certain assumptions that management believes are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma combined financial statements. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
The pro forma adjustments related to the Refinitiv Transaction, which we refer to as the “Refinitiv Adjustments,” are described in the notes to the unaudited pro forma consolidated financial information, and principally include the consummation of the Refinitiv Transaction and the application of pushdown accounting. As a result of the Refinitiv Transaction, we revalued our assets and liabilities based on their fair values as of the closing date of the Refinitiv Transaction in accordance with the acquisition method of accounting. The unaudited pro forma consolidated financial information presented, including the allocation of the total purchase price of the Refinitiv Transaction attributable to the purchase of our assets and liabilities, are based on preliminary estimates of the fair values of our assets and our liabilities, available information as of the date of this prospectus and management assumptions, and will be revised as additional information becomes available. The final purchase price allocation is dependent on, among other things, the finalization of the asset and liability valuations by our independent third-party valuation firm. The actual adjustments to our consolidated financial statements following the closing of the Refinitiv Transaction will depend on a number of factors. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material. Any final adjustments will change the allocation of purchase price, which could affect the fair value assigned to our assets and liabilities and could result in a change to the unaudited pro forma consolidated financial information, including a change to goodwill.
The pro forma adjustments related to the Reorganization Transactions other than this offering, which we refer to as the “Reorganization Adjustments,” are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:
•
the amendment and restatement of the TWM LLC Agreement to, among other things, (i) provide for LLC Interests that will be the single class of common membership interests in TWM LLC, (ii) exchange all of the Original LLC Owners existing membership interests in TWM LLC for LLC Interests and (iii) appoint Tradeweb as the sole manager of TWM LLC;

•
the amendment and restatement of Tradeweb’s certificate of incorporation to, among other things, (i) provide for Class A common stock, Class B common stock, Class C common stock and Class D common stock and (ii) issue shares of Class D common stock to the Continuing LLC Owners, on a one-to-one basis with the number of LLC Interests they own, for nominal consideration;

•
the exchange by the Refinitiv Direct Owners of their LLC Interests for      shares of Class B common stock on a one-to-one basis; and

•
a provision for federal and state income taxes of Tradeweb as a taxable corporation at an effective rate of ____% and    % for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively.

The pro forma adjustments related to this offering, which we refer to as the “Offering Adjustments,” are described in the notes to the unaudited pro forma consolidated financial information, and principally include the following:
•
the issuance of shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $     million, assuming that the shares are offered at $     per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and commissions but before deducting offering expenses;

•
the application of all of the net proceeds from this offering to purchase issued and outstanding LLC Interests from certain of the Other LLC Owners at a purchase price per interest equal to the initial public offering price of Class A common stock, less the underwriting discounts and commissions payable thereon; and

•
the payment of fees and expenses related to this offering.

Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.
We refer to the transactions related to the Refinitiv Adjustments, the Reorganization Adjustments and the Offering Adjustments collectively as the “Transactions.”
As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.
The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly related to the Transactions, including this offering. The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the Transactions, including this offering, taken place on the dates indicated, or that may be expected to occur in the future. For further discussion of these matters, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements and related notes included elsewhere in this prospectus.

Tradeweb Markets LLC and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Financial Condition as of September 30, 2018
	Historical Tradeweb Markets LLC	Refinitiv Adjustments	Pro Forma TWM LLC	Reorganization Adjustments	As Adjusted Before this Offering	Offering Adjustments	Pro Forma Tradeweb Markets Inc.
	(in thousands)
Assets
Cash and cash equivalents	$350,183
Restricted cash	1,200
Receivable from brokers and dealers and clearing organizations	4,642
Deposits with clearing organizations	9,200
Accounts receivable, net	95,959
Furniture, equipment, purchased software and leasehold improvements, net	23,864
Software development costs, net	40,741
Intangible assets, net	202,624
Goodwill	563,421
Receivable from affiliates	3,350
Other assets	28,623
Total assets	$1,323,807
Liabilities and Members’ Capital/Stockholders’ Equity
Liabilities
Accrued compensation	82,201
Deferred revenue	28,280
Accounts payable, accrued expenses and other liabilities	35,545
Employee equity compensation payable	33,914
Payable to affiliates	5,856
Total liabilities	185,796
Mezzanine Capital
Class C Shares and Class P(C) Shares	12,846
Members’ Capital/Stockholders’ Equity
Members’ capital	1,141,496
Class A common stock	—
Class B common stock	—
Class C common stock	—
Class D common stock	—
Additional paid in capital	—
Accumulated other comprehensive loss	(16,331)
Total members’ capital/stockholders’ equity attributable to Tradeweb Markets Inc.	1,125,165
Non-controlling interest	—
Total liabilities and members’ capital/stockholders’ equity	$1,323,807

Tradeweb Markets LLC and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Operation for the Nine Months Ended September 30, 2018
	Historical Tradeweb Markets LLC	Refinitiv Adjustments	Pro Forma TWM LLC	Reorganization Adjustments	As Adjusted Before this Offering	Offering Adjustments	Pro Forma Tradeweb Markets Inc.
	(in thousands, except per share data)
Revenues
Transaction fees	$273,751
Subscription fees	107,130
Commissions	79,830
Thomson Reuters market data fees	36,851
Other	8,209
Gross revenue	505,771
Contingent consideration	(26,830)
Net revenue	478,941
Expenses
Employee compensation and benefits	209,053
Depreciation and amortization	48,808
General and administrative	23,056
Technology and communications	26,598
Professional fees	20,360
Occupancy	10,732
	338,607
Operating income	140,334
Interest income	1,726
Income before taxes	142,060
Provision for income taxes	(11,900)
Net income	$130,160
Net income attributable to non-controlling interest	—
Net income attributable to Tradeweb Markets Inc.	$—
Pro forma net income per share data
Weighted-average shares of Class A common stock outstanding
Basic
Diluted
Net income available to Class A common stock per share
Basic
Diluted

Tradeweb Markets LLC and Subsidiaries
Unaudited Pro Forma Consolidated Statement of Operation for the Year Ended December 31, 2017
	Historical Tradeweb Markets LLC	Refinitiv Adjustments	Pro Forma TWM LLC	Reorganization Adjustments	As Adjusted Before this Offering	Offering Adjustments	Pro Forma Tradeweb Markets Inc.
	(in thousands, except per share data)
Revenues
Transaction fees	$267,020
Subscription fees	144,409
Commissions	96,745
Thomson Reuters market data fees	50,125
Other	4,669
Gross revenue	562,968
Contingent consideration	(58,520)
Net revenue	504,448
Expenses
Employee compensation and benefits	248,963
Depreciation and amortization	68,615
General and administrative	33,973
Technology and communications	30,013
Professional fees	19,351
Occupancy	14,441
	415,356
Operating income	89,092
Interest income	1,140
Interest expense	(455)
Income before taxes	89,777
Provision for income taxes	6,129
Net income	$83,648
Net income attributable to non-controlling interest	—
Net income attributable to Tradeweb Markets Inc.	$—
Pro forma net income per share data
Weighted-average shares of Class A common stock outstanding
Basic
Diluted
Net income available to Class A common stock per share
Basic
Diluted

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections titled “Selected Historical Consolidated Financial and Other Data” and “Unaudited Pro Forma Consolidated Financial Information” and our consolidated financial statements and related notes and other information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results described in or implied by the forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this prospectus.
Overview
We are a leader in building and operating electronic marketplaces for our global network of clients across the financial ecosystem. Our network is comprised of clients across the institutional, wholesale and retail client sectors, including many of the largest global asset managers, hedge funds, insurance companies, central banks, banks and dealers, proprietary trading firms and retail brokerage and financial advisory firms as well as regional dealers. Our marketplaces facilitate trading across a range of asset classes, including rates, credit, money markets and equities. We are a global company serving clients in 62 countries with offices in North America, Europe and Asia. We believe our proprietary technology and culture of collaborative innovation allow us to adapt our offerings to enter new markets, create new platforms and solutions and adjust to regulations quickly and efficiently. We support our clients by providing solutions across the trade lifecycle, including pre-trade, execution, post-trade and data.
Our institutional client sector serves institutional investors in 37 markets across 22 currencies, and in 62 countries around the globe. We connect institutional investors with pools of liquidity using our flexible order and trading systems. Our clients trust the integrity of our markets and recognize the value they get by trading electronically: enhanced transparency, competitive pricing, efficient trade execution and regulatory compliance.
In our wholesale client sector, we provide a broad range of electronic, voice and hybrid platforms to more than 300 dealers and financial institutions with more than 90 actively trading on our electronic or hybrid markets with our Dealerweb platform. This platform was launched in 2008 following the acquisition of inter-dealer broker Hilliard Farber & Co., Inc. In 2011, we acquired the brokerage assets of Rafferty Capital Markets. Today, Dealerweb actively competes across a range of rates, credit, derivatives and equity markets.
In our retail client sector, we provide advanced trading solutions for financial advisory firms and traders with our Tradeweb Direct platform. We entered the retail sector in 2006 and launched our Tradeweb Direct platform following the 2013 acquisition of BondDesk Group LLC, which was built to bring innovation and efficiency to the wealth management community. Tradeweb Direct has provided financial advisory firms access to live offerings, accurate pricing in the marketplace and fast execution.
Our markets are large and growing. Electronic trading continues to develop from market demand for greater transparency, higher execution quality, operational efficiency, lower costs, as well as regulatory changes. Our deep client relationships, asset class breadth, geographic reach, regulatory knowledge and scalable technology position us to continue to be at the forefront of the evolution of electronic trading. Our platforms provide transparent, efficient, cost-effective and compliant trading environments across multiple regions and regulatory regimes. As market participants seek to reduce their costs of trading and the importance of data to support trading increases, we believe the demand for our platforms and electronic trading solutions will grow.
Trends and Other Factors Impacting Our Performance
Economic Environment
Our business is impacted by the overall market activity and, in particular, trading volumes and market volatility. Lower volatility is correlated to lower liquidity, which may result in lower trading volume for our clients and may negatively impact our operating performance. As a result, our business is sensitive to slow trading environments and the continuity of conservative monetary policies of central banks internationally, which tend to lessen volatility.
While our business is impacted by the overall activity of the market and market volatility, our revenues consist of a mix of fixed and variable fees that partially mitigates this impact. More importantly, we are actively engaged in the further electronification of trading activities, which will help mitigate this impact as we believe secular growth trends can offset market volatility risk.
Regulatory Environment
Our business is subject to extensive regulations in the United States and internationally, which may expose us to significant regulatory risk and cause additional legal costs to ensure compliance. See “Business — Regulation.” The existing legal framework that governs the financial markets is periodically reviewed and amended, resulting in enforcement of new laws and regulations that apply to our business. The current regulatory environment in the United States may be subject to future legislative changes driven by the current presidential administration. The impact of any reform efforts on us and our operations remains uncertain. In addition, as a result of the referendum in favor of the United Kingdom’s withdrawal from the European Union (“Brexit”) in June 2016, we expect to incur additional costs to comply with the new regulations in Europe as well as to address the effects of Brexit. Compliance with regulations may require us to dedicate additional financial and operational resources, which may adversely affect our profitability. In addition, compliance with regulations may require our clients to dedicate significant financial and operational resources, which may negatively affect their ability to pay our fees and use our platforms and, as a result, our profitability.
Competitive Environment
We and our competitors compete to introduce innovations in market structure and new electronic trading capabilities. While we endeavor to be a leader in innovation, new trading capabilities of our competitors are also adopted by market participants. On the one hand, this increases liquidity and electronification for all participants, but it also puts pressure on us to further invest in our technology and to innovate to ensure the continued growth of our network of clients and continued improvement of liquidity, electronic processing and pricing on our platforms. Our ability to compete is influenced by key factors such as (i) developments in trading platforms and solutions, (ii) the liquidity we provide on transactions, (iii) the transaction costs we incur in providing our solutions, (iv) the efficiency in execution of transactions on our platforms, (v) our ability to hire and retain talent and (vi) our ability to maintain the security of our platforms and solutions. Our competitive position is also influenced by the familiarity and integration of our clients with our electronic, voice and hybrid systems. When either a client wants to trade in a new product or we want to introduce a new product, trading protocol or other solution, we believe we benefit from our clients’ familiarity with our offerings as well as our integration into their order management systems and back offices. See “Business — Competition” for more detail on our competitors.
Technology and Cybersecurity Environment
Our business and its success are largely impacted by the introduction of increasingly complex technology, sophisticated systems, infrastructures and new business models. Offering specialized trading venues and solutions through the development of new and enhanced platforms is essential to maintaining our level of competitiveness in the market and attracting new clients seeking platforms that provide advanced automation and better liquidity. We believe we will increase demand for our platforms and solutions and the volume of transactions on our platforms, and thereby enhance our client relationships, by responding to new trading and information requirements by utilizing technological advances and emerging industry standards and practices in an effective and efficient way. We plan to continue to focus on technology infrastructure initiatives and continually improve our platforms and solutions to further enhance our market position. We experience cyber-threats and attempted security breaches. If these were successful, these cyber security incidents could impact revenue and operating income and increase costs. We therefore continue to make investments, which may result in increased costs, to strengthen our cybersecurity measures.

Foreign Currency Exchange Rate Environment
We earn revenues, pay expenses, hold assets and incur liabilities in currencies other than the U.S. dollar. During the nine months ended September 30, 2018 and the year ended December 31, 2017, approximately 28.6% and 24.7%, respectively, of our gross revenue and 17.0% and 15.6%, respectively, of our operating expenses were denominated in currencies other than the U.S. dollar, almost entirely the Euro for gross revenue and the British pound sterling for operating expenses. Accordingly, fluctuations in foreign currency exchange rates can affect our results of operations from period to period. In particular, fluctuations in exchange rates for non-U.S. dollar currencies may reduce the U.S. dollar value of revenues, earnings and cash flows we receive from non-U.S. markets, increase our operating expenses (as measured in U.S. dollars) in those markets, negatively impact our competitiveness in those markets or otherwise adversely impact our results of operations or financial condition. Future fluctuations of foreign currency exchange rates and their impact on our results of operations and financial condition are inherently uncertain. As we continue to grow the size of our global operations, these fluctuations may be material. See “— Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency and Derivative Risk.”
Effect of Pushdown Accounting on our Financial Statements
Our financial statements in the future will vary from the historical financial statements included elsewhere in this prospectus. As a result of the Refinitiv Transaction and the application of pushdown accounting, our assets and liabilities will be adjusted to their estimated fair market values as of October 1, 2018, the closing date of the Refinitiv Transaction. These adjusted valuations will result in an increase in our other operating expenses due to the increased carrying value of our assets and the related increase in depreciation of tangible assets and amortization of our intangible assets. Additionally, the excess of the portion of the total purchase price of the Refinitiv Transaction attributable to the purchase of our assets and liabilities over their estimated fair value as of the closing date of the Refinitiv Transaction will be allocated to goodwill. A preliminary assessment of the estimated fair value of our assets indicates that the value at which we carry our goodwill and intangible assets will increase significantly. Goodwill will be subject to annual impairment testing. Amounts allocated to intangible assets with definite lives will be subject to amortization over the estimated useful life of the asset. See “Unaudited Pro Forma Consolidated Financial Information.”
Post-Offering Taxation and Public Company Expenses
After the consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Tradeweb Markets LLC and will be taxed at prevailing corporate tax rates. Our actual effective tax rate will be impacted by our ownership share of Tradeweb Markets LLC, which will increase over time as the Continuing LLC Owners exchange their LLC Interests for shares of Class A common stock or Class B common stock, as applicable. In addition to tax expenses, we also will incur expenses related to our operations. Furthermore, in connection with this offering, we will enter into the Tax Receivable Agreement pursuant to which we will make payments that we expect to be significant. We intend to cause Tradeweb Markets LLC to make distributions in an amount sufficient to allow us to pay our tax obligations and operating expenses, including payments under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions — Related Party Transactions Entered Into in Connection With This Offering — TWM LLC Agreement.”
Historically, Thomson Reuters and related entities provided certain services and activities to support our business, including human resources, finance, tax and accounting services, market data services, client services, technology services, sales and customer support services and real estate and facilities support. Following this offering, we expect Refinitiv will continue to provide market data services and insurance and, at least in the near term, office space and related services. We do not anticipate that we will incur any material increased expenses if we transition away from Refinitiv for these services in the future.
In addition, as a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In particular, we expect our accounting, legal and personnel-related expenses and directors’ and officers’ insurance costs to increase as we establish more comprehensive compliance and governance functions, establish, maintain and review internal controls over financial reporting in accordance with the Sarbanes-Oxley Act and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements following this offering will reflect the impact of these expenses.

Components of our Results of Operations
Revenues
Our gross revenue is derived primarily from transaction fees, subscription fees, commissions and market data fees. For each period presented our gross revenue is offset by contingent consideration recognized as a contra-revenue adjustment related to the achievement of specific revenue earnout milestones, as further described below. This contingent consideration vested on, and has no additional impacts on our results of operations after, July 31, 2018. We believe that gross revenue is the key driver of our operating performance and therefore is the revenue measure we utilize to assess our business on a period by period basis.
Transaction Fees
We earn transaction fees from transactions executed on our markets through various fee plans. Transaction fees are generated on both a variable and fixed price basis and vary by geographic region, product type and trade size. For most of our products, clients pay both fixed minimum monthly transaction fees and variable transaction fees on a per transaction basis in excess of the monthly minimum. For certain of our products, clients also pay a subscription fee in addition to the minimum monthly transaction fee. For other products, instead of a minimum monthly transaction fee, clients pay a subscription fee and variable or fixed transaction fees on a per transaction basis. For variable transaction fees, we charge clients fees based on the mix of products traded and the volume of transactions executed. Transaction volume is determined by using either a measure of the notional volume of the products traded or a count of the number of trades. We typically charge higher fees for products that are less actively traded. In addition, because transaction fees are sometimes subject to fee plans with tiered pricing based on product mix, volume, monthly minimums and monthly maximum fee caps, average transaction fees per million generated for a client may vary each month depending on the mix of products and volume traded. Furthermore, because transaction fees vary by geographic region, product type and trade size, our revenues may not correlate with volume growth.
Subscription Fees
We earn subscription fees primarily for granting clients access to our markets for trading and market data. For a limited number of products, we only charge subscription fees and no transaction fees. Subscription fees are generally generated on a fixed price basis.
For purposes of our discussion of our results of operations, we include Thomson Reuters (now Refinitiv) market data fees in subscription fees. We earn fixed license fees from our market data license agreement with Refinitiv. We also earn royalties from Refinitiv for referrals of new Eikon customers based on customer conversion rates. Royalties may fluctuate from period to period depending on the numbers of customer conversions achieved by Refinitiv during the applicable royalty fee earning period, which is typically five years from the date of the initial referral. See “Certain Relationships and Related Party Transactions — Transactions with Refinitiv/Thomson Reuters.”
Commissions
We earn commission revenue from our electronic and voice brokerage services on a riskless principal basis. Riskless principal revenues are derived on matched principal transactions where revenues are earned on the spread between the buy and sell price of the transacted product. For TBA-MBS, U.S. Treasury and repurchase agreement transactions executed by our wholesale clients, we also generate revenue from fixed commissions that are generally invoiced monthly.
Contingent Consideration
In 2014, we issued Class A Shares and unvested Class P1-(A) Shares to some of the Bank Stockholders as a result of a $120.0 million capital contribution to facilitate our expansion into new credit products. In connection with this investment, certain employees also invested $5.3 million in us and were issued Class C Shares and unvested Class P1-(C) Shares. The Class P1-(A) Shares and Class P1-(C) Shares vested on

July 31, 2018 upon the achievement of specific revenue earnout milestones related to the growth of specified credit products (the “Credit Initiative Earnout”). Prior to the July 31, 2018 vesting, we recognized contingent consideration with respect to the Credit Initiative Earnout as a contra-revenue adjustment, which partially offset gross revenue for the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016. See “— Critical Accounting Policies and Estimates — Contingent Consideration” for a discussion of the calculation of contingent consideration. The value of the contingent consideration of  $156.2 million was finalized and contributed to members’ capital or employee equity compensation payable on July 31, 2018 and we therefore no longer recognize any contra-revenue adjustments from the Credit Initiative Earnout subsequent to that date.
Operating Expenses
Employee Compensation and Benefits
Employee compensation and benefits expense consists of wages, employee benefits, bonuses, commissions, and stock-based compensation cost. Factors that influence employee compensation and benefits expense include revenue and earnings growth, hiring new employees, trading activity which generates broker commissions and, following this offering, the share price of our Class A common stock. As we grow our business, we expect to hire additional employees. As a result, we expect employee compensation and benefits expense to increase as we hire additional employees and as our revenues and earnings grow. As a result, employee compensation and benefits can vary from period to period.
Depreciation and Amortization
Depreciation and amortization expense consists of costs relating to the depreciation and amortization of other intangible assets, acquired and internally developed software, leasehold improvements furniture and equipment. As discussed in “— Effect of Pushdown Accounting on our Financial Statements,” we elected to apply pushdown accounting as a result of the Refinitiv Transaction and therefore depreciation and amortization in future reporting periods will differ from amounts reported in prior periods.
General and Administrative
General and administrative expense consists of travel and entertainment, marketing, value-added taxes, state use taxes, foreign currency transaction gains and losses, charitable contributions, other administrative expenses and bad debt expense. We expect general and administrative expense to increase as we expand the number of our employees and product offerings and grow our operations.
Technology and Communications
Technology and communications expense consists of costs relating to software and hardware maintenance, our internal network connections, data center costs, clearance costs and data feeds provided by third-party service providers, including Refinitiv pursuant to a shared services agreement. Factors that influence technology and communications expense include the growth of our client base and product offerings.
Professional Fees
Professional fees consist primarily of accounting, tax and legal fees and fees paid to technology and software consultants to maintain our trading platforms and infrastructure. Accounting, tax and legal fees are expected to grow as a result of the changes in our structure and operations that we will implement in connection with becoming a publicly traded company. Factors that influence technology and software consulting expense include the growth of our client base and product offerings.
Occupancy
Occupancy expense consists of operating lease rent and related costs for office space leased in the United States and the United Kingdom. Fees incurred by us under a shared services agreement with Refinitiv for office space are also included in occupancy expense. We expect occupancy expense to increase as we expand the number of our employees and grow our operations.

Net Interest Income (Expense)
Interest income consists of interest earned from our cash deposited with large commercial banks and money market funds. Interest expense consists of interest payable to Thomson Reuters under a convertible term note. Thomson Reuters converted all outstanding borrowings under this note to equity of the Company in May 2017.
Income Taxes
We are currently a multiple member limited liability company taxed as a partnership and accordingly we are not required to maintain an income tax provision on our earnings. Income taxes consist of unincorporated business taxes on income earned or losses incurred by conducting business in certain state and local jurisdictions. Income taxes also includes income taxes on income earned in foreign jurisdictions on certain of our operations as well as federal and state income taxes on income earned or losses incurred, both current and deferred, from subsidiaries that are taxed as corporations for U.S. tax purposes. After the consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Tradeweb Markets LLC and will be taxed at prevailing corporate tax rates.
Results of Operations
Nine Months Ended September 30, 2018 Compared to Nine Months Ended September 30, 2017
The following table sets forth a summary of our statements of income for the nine months ended September 30, 2018 and 2017, and the resulting dollar and percentage changes:
	Nine Months Ended September 30,
	2018	2017	$ Change	% Change
	(in thousands)
Gross revenue	$505,771	$419,569	$86,202	20.5%
Contingent consideration	(26,830)	(29,535)	2,705	(9.2)%
Net revenue	478,941	390,034	88,907	22.8%
Expenses	338,607	310,762	27,845	9.0%
Operating income	140,334	79,272	61,062	77.0%
Net interest income (expense)	1,726	428	1,298	303.3%
Income before taxes	142,060	79,700	62,360	78.2%
Income taxes	(11,900)	(3,159)	(8,741)	276.7%
Net income	$130,160	$76,541	$53,619	70.1%

Overview
Gross revenue increased by $86.2 million or 20.5% to $505.8 million for the nine months ended September 30, 2018 from $419.6 million for the nine months ended September 30, 2017. This increase in gross revenue was mainly due to higher trading volumes resulting in a $72.9 million increase in transaction fees and a $10.6 million increase in commissions. Net revenue increased by $89.0 million or 22.8% to $478.9 million for the nine months ended September 30, 2018 from $390.0 million for the nine months ended September 30, 2017. Non-cash contingent consideration decreased by $2.7 million to $26.8 million for the nine months ended September 30, 2018 from $29.5 million for the nine months ended September 30, 2017 as a result of changes in projected and actual revenues related to the Credit Initiative Earnout during the periods.
Total expenses increased by $27.8 million or 9.0% to $338.6 million for the nine months ended September 30, 2018 from $310.8 million for the nine months ended September 30, 2017. This increase was primarily due to higher employee compensation and benefits expense of $23.3 million and higher professional fees of  $7.1 million.

Income before taxes increased by $62.4 million or 78.2% to $142.1 million for the nine months ended September 30, 2018 from $79.7 million for the nine months ended September 30, 2017. Net income increased by $53.6 million or 70.1% to $130.2 million for the nine months ended September 30, 2018 from $76.5 million for the nine months ended September 30, 2017. These increases were due to higher revenues partially offset by higher compensation costs.
Revenues
Our revenues for the nine months ended September 30, 2018 and 2017, and the resulting dollar and percentage changes, were as follows:
	Nine Months Ended September 30,
	2018		2017
	$	% of Gross Revenue	$	% of Gross Revenue	$ Change	% Change
	(in thousands)
Revenues
Transaction fees	$273,751	54.1%	$198,562	47.3%	$75,189	37.9%
Subscription fees(1)	143,981	28.5%	145,887	34.8%	(1,906)	(1.3)%
Commissions	79,830	15.8%	71,616	17.1%	8,214	11.5%
Other	8,209	1.6%	3,504	0.8%	4,705	134.3%
Gross revenue	505,771	100.0%	419,569	100.0%	86,202	20.5%
Contingent consideration	(26,830)		(29,535)		2,705
Net revenue	$478,941		$390,034		$88,907
Components of gross revenue growth:
Constant currency growth(2)						18.6%
Foreign currency impact						1.9%
Total gross revenue growth						20.5%

(1)
Subscription fees for the nine months ended September 30, 2018 and 2017 include $36.9 million and $37.9 million, respectively, of Thomson Reuters market data fees.

(2)
Constant currency growth, which is a non-GAAP financial measure, is defined as gross revenue growth excluding the effects of foreign currency fluctuations. We believe that providing constant currency growth provides a useful comparison of our gross revenue performance and trends between periods.

Our revenues by fee type for the nine months ended September 30, 2018 and 2017, and the resulting dollar and percentage changes, were as follows:
	Nine Months Ended September 30,
	2018		2017		$ Change		% Change
	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed
	(in thousands)
Revenues
Transaction fees	$208,049	$65,702	$156,931	$41,631	$51,118	$24,071	32.6%	57.8%
Subscription fees(1)	1,305	142,676	1,200	144,687	105	(2,011)	8.7%	(1.4)%
Commissions	49,234	30,596	42,049	29,567	7,185	1,029	17.1%	3.5%
Other	40	8,169	27	3,477	13	4,692	48.1%	134.9%
Gross revenue	$258,628	$247,143	$200,207	$219,362	$58,421	$27,781	29.2%	12.7%

(1)
Subscription fees for the nine months ended September 30, 2018 and 2017 include $36.9 million and $37.9 million, respectively, of Thomson Reuters market data fees.

Transaction fees.   Transaction fees increased by $75.2 million or 37.9% to $273.8 million for the nine months ended September 30, 2018 from $198.6 million for the nine months ended September 30, 2017. The increase was derived primarily from increased Institutional transactional volumes for U.S. credit products, derivative products (led by Dollar swaps, European interest rate swaps and U.S. and European credit default indexes), U.S. and European ETF, European repurchase agreements and U.S. Treasury, as well as adjustments to contracts as a result of MiFID II pursuant to which annual subscription fees were replaced with monthly minimum transaction fees and the product launch of China bonds.
Subscription fees.   Subscription fees decreased by $1.9 million or (1.3)% to $144.0 million for the nine months ended September 30, 2018 from $145.9 million for the nine months ended September 30, 2017 due primarily to a $7.3 million decline from MiFID II contract adjustments where certain annual subscription fees were replaced with monthly minimum transaction fees, partially offset by a $2.2 million increase in market data fees and a $3.2 million increase in Retail fees.
Commissions.   Commissions increased by $8.2 million or 11.5% to $79.8 million for the nine months ended September 30, 2018 from $71.6 million for the nine months ended September 30, 2017 due to higher trading volumes in our Wholesale client sector for U.S. credit products, repurchase agreements, U.S. ETF and U.S. Treasury. The revenue increase was partially offset by lower municipal bond, ARM and specified pool trading volumes.
Other.   Other revenue increased by $4.7 million or 134.3% to $8.2 million for the nine months ended September 30, 2018 from $3.5 million for the nine months ended September 30, 2017 primarily as a result of revenue from our APA reporting service launched in January 2018 in response to MiFID II. Other fees also consisted of fees from a third party for certain licensing and development in Canada.
Contingent consideration.   Contingent consideration decreased by $2.7 million or (9.2)% to $26.8 million for the nine months ended September 30, 2018 from $29.5 million for the nine months ended September 30, 2017. The decrease was a result of changes in projected and actual revenues related to the Credit Initiative Earnout during the periods.

Our gross revenue by client sector for the nine months ended September 30, 2018 and 2017, and the resulting dollar and percentage changes, were as follows:
	Nine Months Ended September 30,
	2018	2017	$ Change	% Change
	(in thousands)
Revenues
Institutional	$301,918	$236,034	$65,884	27.9%
Wholesale	99,028	88,490	10,538	11.9%
Retail	57,766	53,467	4,299	8.0%
Market Data	47,056	41,578	5,481	13.2%
Total gross revenue	$505,771	$419,569	$86,202	20.5%

Institutional.   Revenues from our Institutional client sector increased by $65.8 million or 27.9% to $301.9 million for the nine months ended September 30, 2018 from $236.0 million for the nine months ended September 30, 2017. The increase was derived primarily from increased Institutional transactional volumes for U.S. and European credit products, derivative products (led by European interest rate swaps, Dollar swaps and U.S. and European credit default indexes), U.S. and European ETF, European repurchase agreements, U.S. Treasury, European governments and the product launch of China bonds.
Wholesale.   Revenues from our Wholesale client sector increased by $10.5 million or 11.9% to $99.0 million for the nine months ended September 30, 2018 from $88.5 million for the nine months ended September 30, 2017. Revenue increased primarily due to higher trading volumes in U.S. credit products, repurchase agreements, U.S. ETF and U.S. Treasury. The revenue increase was partially offset by lower municipal bond, ARM and specified pool trading volumes.
Retail.   Revenues from our Retail client sector increased by $4.3 million or 8.0% to $57.8 million for the nine months ended September 30, 2018 from $53.5 million for the nine months ended September 30, 2017 due to strong middle markets trading volumes.
Market Data.   Revenues from our Market Data client sector increased by $5.5 million or 13.2% to $47.1 million for the nine months ended September 30, 2018 from $41.6 million for the nine months ended September 30, 2017 as a result of revenue from our APA reporting service launched in January 2018 in response to MiFID II, increased Thomson Reuters license fees due to an increase in the number of market data feeds provided to Refinitiv and increased Gilt closing price revenues.
Our gross revenue by asset class for the nine months ended September 30, 2018 and 2017, and the resulting dollar and percentage changes, were as follows:
	Nine Months Ended September 30,
	2018	2017	$ Change	% Change
	(in thousands)
Revenues
Rates	$281,641	$242,586	$39,055	16.1%
Credit	102,452	77,882	24,570	31.5%
Equities	28,347	17,308	11,039	63.8%
Money Markets	25,248	20,949	4,299	20.5%
Market Data	47,059	41,578	5,481	13.2%
Other Fees	21,024	19,266	1,758	9.1%
Total gross revenue	$505,771	$419,569	$86,202	20.5%

Rates.   Revenues from our Rates asset class increased by $39.1 million or 16.1% to $281.6 million for the nine months ended September 30, 2018 from $242.6 million for the nine months ended September 30, 2017 primarily due to increased Institutional transactional volumes in European interest rate swaps, Dollar swaps, U.S Treasury and European governments.

Credit.   Revenues from our Credit asset class increased by $24.6 million or 31.5% to $102.5 million for the nine months ended September 30, 2018 from $77.9 million for the nine months ended September 30, 2017 primarily due to increased Institutional and Wholesale transactional volumes for U.S. credit products, increased Institutional transaction volumes for U.S. and European credit default indexes, European credit products and the product launch of China bonds. The revenue increase was partially offset by lower Wholesale municipal bond volumes.
Equities.   Revenues from our Equities asset class increased by $11.0 million or 63.8% to $28.3 million for the nine months ended September 30, 2018 from $17.3 million for the nine months ended September 30, 2017 primarily due to increased Institutional transactional volumes for U.S. and European ETF.
Money Markets.   Revenues from our Money Markets asset class increased by $4.3 million or 20.5% to $25.2 million for the nine months ended September 30, 2018 from $20.9 million for the nine months ended September 30, 2017 primarily due to increased Wholesale transactional volumes for repurchase agreements and higher Institutional transactional volumes for European repurchase agreements.
Market Data.   Revenues from Market Data increased by $5.5 million or 13.2% to $47.1 million for the nine months ended September 30, 2018 from $41.6 million for the nine months ended September 30, 2017 as a result of revenue from our APA reporting service launched in January 2018 in response to MiFID II, increased Thomson Reuters license fees due to an increase in the number of market data feeds provided to Refinitiv and increased Gilt closing price revenues.
Other Fees.   Revenues from Other Fees increased by $1.8 million or 9.1% to $21.0 million for the nine months ended September 30, 2018 from $19.3 million for the nine months ended September 30, 2017 primarily due to increased Retail fees for software development and implementation.
A significant percentage of our revenues are tied directly to overall trading volumes in the rates, credit, money markets and equities asset classes. The average daily volumes and total volumes on our trading platforms by asset class for the nine months ended September 30, 2018 and 2017 were as follows:
	Nine Months Ended September 30,
	2018		2017
	ADV	Volume	ADV	Volume	ADV Change
	(dollars in millions)
Rates	$346,616	$65,347,728	$246,717	$46,465,057	40.5%
Credit	12,873	2,434,087	7,713	1,423,860	66.9%
Money Markets	168,608	31,771,846	127,737	24,031,324	32.0%
Equities	7,615	1,432,088	4,338	819,232	75.6%
We believe the increases in average daily volumes in the nine months ended September 30, 2018 can be attributed to various factors, including: further electronification of trading activities, increase in market share, new products and new clients. In addition, we believe that certain trading volumes increased in the nine months ended September 30, 2018 as customers adapted to electronic trading in order to comply with obligations pursuant to MiFID II, which was implemented by regulatory bodies in Europe in January 2018.
The average variable fees per million dollars of volume traded on our trading platforms by asset class for the nine months ended September 30, 2018 and 2017 are summarized below. Average variable fees per million should be reviewed in conjunction with our trading volumes. Since variable fees are sometimes subject to fee plans with tiered pricing based on product mix and volume, average variable fees per million for a specific asset class may not correlate with volumes or revenue growth. For example, average variable fees per million dollars of volume for our Credit asset class decreased 23.9% for the nine months ended September 30, 2018 while gross revenue for our Credit asset class increased 31.5% over the same period.

	Nine Months Ended September 30,
	2018	2017	$ Change	% Change
Rates	$2.04	$2.33	$(0.30)	(12.7)%
Credit	35.85	47.08	(11.24)	(23.9)%
Money Markets	0.47	0.44	0.02	4.7%
Equities	16.41	17.08	(0.67)	(3.9)%
Our gross revenue by geography (based on client location) for the nine months ended September 30, 2018 and 2017, and the resulting dollar and percentage changes, were as follows:
	Nine Months Ended September 30,
	2018	2017	$ Change	% Change
	(in thousands)
Revenues
U.S.	$324,304	$287,624	$36,680	12.8%
International	181,467	131,945	49,522	37.5%
Total gross revenue	$505,771	$419,569	$86,202	20.5%

U.S.   Revenues from U.S. clients increased by $36.7 million or 12.8% to $324.3 million for the nine months ended September 30, 2018 from $287.6 million for the nine months ended September 30, 2017 primarily due to increased transactional volumes from our Institutional client sector for U.S. credit products, U.S. ETF and U.S. Treasury, due to higher trading volumes from our Wholesale client sector, which saw an increase in volumes for U.S. credit, U.S. Treasury and repurchase agreements and higher trading volumes for our Retail client sector, which saw an increase in middle markets trading volumes.
International.   Revenues from International clients increased by $49.5 million or 37.5% to $181.5 million for the nine months ended September 30, 2018 from $131.9 million for the nine months ended September 30, 2017 primarily due to increased transactional volumes from our Institutional client sector for European interest rate swaps, European credit default indexes, European ETF, European governments and European credit products. Fluctuations in foreign currency rates increased our International gross revenue by $9.6 million.
Operating Expenses
Our expenses for the nine months ended September 30, 2018 and 2017, and the resulting dollar and percentage changes, were as follows:
	Nine Months Ended September 30,
	2018	2017	$ Change	% Change
	(in thousands)

Expenses
Employee compensation and benefits	$209,053	$185,727	$23,326	12.6%
Depreciation and amortization	48,808	52,645	(3,837)	(7.3)%
General and administrative	23,056	25,416	(2,360)	(9.2)%
Technology and communications	26,598	22,390	4,208	18.8%
Professional fees	20,360	13,262	7,098	53.5%
Occupancy	10,732	11,322	(590)	(5.2)%
	$338,607	$310,762	$27,845	9.0%

Employee Compensation and Benefits.   Employee compensation and benefits expense increased by $23.3 million or 12.6% to $209.0 million for the nine months ended September 30, 2018 from $185.7 million for the nine months ended September 30, 2017. The increase was due to a $9.9 million increase in salaries and benefits, due to an increase in employee headcount, and an increase in annual incentive compensation of  $15.1 million, which is based on operating performance, primarily due to our financial results. The increases were partially offset by a $1.6 million decrease in equity compensation as a result of adjustments to our equity compensation program during the nine months ended September 30, 2017. Total employee headcount increased to 896 as of September 30, 2018 from 852 as of September 30, 2017.
Depreciation and Amortization.   Depreciation and amortization expense decreased by $3.8 million or (7.3)% to $48.8 million for the nine months ended September 30, 2018 from $52.6 million for the nine months ended September 30, 2017. The decrease was a result of certain intangible assets becoming fully amortized.
General and Administrative.   General and administrative expense decreased by $2.4 million or (9.2)% to $23.1 million for the nine months ended September 30, 2018 from $25.4 million for the nine months ended September 30, 2017. The decrease was primarily a result of  $3.3 million of gains on foreign exchange transactions partially offset by a $0.6 million increase in marketing expense due to increased marketing efforts for key growth, client acquisition and regulatory initiatives.
Technology and Communications.   Technology and communications expense increased by $4.2 million or 18.8% to $26.6 million for the nine months ended September 30, 2018 from $22.4 million for the nine months ended September 30, 2017 primarily due to an increase in third-party software and technology maintenance and support as a result of certain cybersecurity and infrastructure initiatives and increased clearance fees as a result of higher trading volumes.
Professional Fees.   Professional fees increased $7.1 million or 53.5% to $20.4 million for the nine months ended September 30, 2018 from $13.3 million for the nine months ended September 30, 2017. The increase was due to higher investment banking advisory, legal and audit fees, including fees incurred in preparation for this offering.
Occupancy.   Occupancy expense decreased by $0.6 million or (5.2)% to $10.7 million for the nine months ended September 30, 2018 from $11.3 million for the nine months ended September 30, 2017 due to the expiration of certain operating leases.
Net Interest Income (Expense)
Net interest income (expense) increased by $1.3 million to interest income of  $1.7 million for the nine months ended September 30, 2018 from interest income of  $0.4 million for the nine months ended September 30, 2017 due to an increase in interest rates during the nine months ended September 30, 2018 and the conversion of our former convertible notes into equity in May 2017.
Income Taxes
Provision for income taxes increased by $8.7 million to $11.9 million for the nine months ended September 30, 2018 from $3.2 million for the nine months ended September 30, 2017. The increase was primarily due to increased earnings which resulted in higher tax expense in certain jurisdictions and a $3.3 million adjustment related to an uncertain tax position during the nine months ended September 30, 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016
The following table sets forth a summary of our statements of income for the years ended December 31, 2017 and 2016, and the resulting dollar and percentage changes:
	Year Ended December 31,
	2017	2016	$ Change	% Change
	(in thousands)
Gross revenue	$562,968	$518,404	$44,564	8.6%
Contingent consideration	(58,520)	(26,224)	(32,296)	123.2%
Net revenue	504,448	492,180	12,268	2.5%
Expenses	415,356	399,049	16,307	4.1%
Operating income	89,092	93,131	(4,039)	(4.3)%
Net interest income (expense)	685	(695)	1,380	(198.6)%
Income before taxes	89,777	92,436	(2,659)	(2.9)%
Income taxes	(6,129)	725	6,854	(945.4)%
Net income	$83,648	$93,161	$(9,513)	(10.2)%

Overview
Gross revenue increased by $44.6 million or 8.6% to $563.0 million for the year ended December 31, 2017 from $518.4 million for the year ended December 31, 2016. This increase in gross revenue was mainly due to higher trading volumes resulting in a $36.8 million increase in transaction fees and a $5.1 million increase in commissions. Net revenue increased by $12.3 million or 2.5% to $504.4 million for the year ended December 31, 2017 from $492.2 million for the year ended December 31, 2016. The $44.6 million increase in gross revenue was offset by a $32.3 million increase in non-cash contingent consideration as a result of higher projected revenues related to the Credit Initiative Earnout.
Total expenses increased by $16.3 million or 4.1% to $415.4 million for the year ended December 31, 2017 from $399.0 million for the year ended December 31, 2016. This increase was primarily due to higher employee compensation and benefits expense of  $20.4 million and higher general and administrative expense of  $6.6 million offset by lower depreciation and amortization expense of  $12.2 million.
Income before taxes decreased by $2.7 million or (2.9)% to $89.8 million for the year ended December 31, 2017 from $92.4 million for the year ended December 31, 2016. Net income decreased by $9.5 million or (10.2)% to $83.6 million for the year ended December 31, 2017 from $93.2 million for the year ended December 31, 2016. These decreases were due to the increase in contingent consideration.

Revenues
Our revenues for the years ended December 31, 2017 and 2016, and the resulting dollar and percentage changes, were as follows:
	Year Ended December 31,
	2017		2016
	$	% of Gross Revenue	$	% of Gross Revenue	$ Change	% Change
	(in thousands)
Revenues
Transaction fees	$267,020	47.4%	$230,171	44.4%	$36,849	16.0%
Subscription fees(1)	194,534	34.6%	191,983	37.0%	2,551	1.3%
Commissions	96,745	17.2%	91,663	17.7%	5,082	5.5%
Other	4,669	0.8%	4,587	0.9%	82	1.8%
Gross revenue	562,968	100.0%	518,404	100.0%	44,564	8.6%
Contingent consideration	(58,520)		(26,224)		(32,296)
Net revenue	$504,448		$492,180		$12,268
Components of gross revenue growth: Constant currency growth(2)						8.4%
Foreign currency impact						0.2%
Total gross revenue growth						8.6%

(1)
Subscription fees for the years ended December 31, 2017 and 2016 include $50.1 million and $50.6 million, respectively, of Thomson Reuters market data fees.

(2)
Constant currency growth, which is a non-GAAP financial measure, is defined as gross revenue growth excluding the effects of foreign currency fluctuations. We believe that providing constant currency growth provides a useful comparison of our gross revenue performance and trends between periods.

Our revenues by fee type for the years ended December 31, 2017 and 2016, and the resulting dollar and percentage changes, were as follows:
	Year Ended December 31,
	2017		2016		$ Change		% Change
	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed
	(in thousands)
Revenues
Transaction fees	$210,198	$56,822	$176,060	$54,111	$34,139	$2,710	19.4%	5.0%
Subscription fees(1)	1,575	192,959	1,496	190,487	79	2,472	5.3%	1.3%
Commissions	57,118	39,627	54,194	37,469	2,924	2,158	5.4%	5.8%
Other	36	4,633	30	4,557	6	76	21.6%	1.7%
Gross revenue	$268,928	$294,040	$231,779	$286,625	$37,149	$7,416	16.0%	2.6%

(1)
Subscription fees for the years ended December 31, 2017 and 2016 include $50.1 million and $50.6 million, respectively, of Thomson Reuters market data fees.

Transaction fees.   Transaction fees increased by $36.8 million or 16.0% to $267.0 million for the year ended December 31, 2017 from $230.2 million for the year ended December 31, 2016. Approximately $31.9 million of the increase was derived primarily from increased Institutional transactional volumes for European credit products, derivative products (led by Dollar swaps, European interest rate swaps and Japanese Yen swaps), European governments, U.S. and European ETF and U.S. Treasury, as well as adjustments to contracts in anticipation of MiFID II and the product launch of China bonds. The launch of a new U.S. credit product led to an increase in the number of clients and volumes for U.S. credit products over the prior year, which also contributed to the $31.9 million increase.
Subscription fees.   Subscription fees increased by $2.6 million or 1.3% to $194.5 million for the year ended December 31, 2017 from $192.0 million for the year ended December 31, 2016 due primarily to an increase in Institutional dealer subscription fees on contract renewals for European products as certain clients extended the terms of their existing contracts in preparation for the implementation of MiFID II.
Commissions.   Commissions increased by $5.1 million or 5.5% to $96.7 million for the year ended December 31, 2017 from $91.7 million for the year ended December 31, 2016 due primarily to $8.0 million from increased trading volumes for repurchase agreements and U.S. Treasury and increased Retail trading volume. The increase was partially offset by $2.9 million of lower revenues, in part due to fewer dealers participating in, and fee changes in, the TBA-MBS market.
Other.   Other revenue increased by $0.1 million or 1.8% to $4.7 million for the year ended December 31, 2017 from $4.6 million for the year ended December 31, 2016. Other revenues primarily consisted of fees from a third party for certain licensing and development in Canada.
Contingent Consideration.   Contingent consideration increased by $32.3 million or 123.2% to $58.5 million for the year ended December 31, 2017 from $26.2 million for the year ended December 31, 2016. The increase was a result of higher projected revenues related to the Credit Initiative Earnout during the year ended December 31, 2017 compared to the year ended December 31, 2016.
Our gross revenue by client sector for the years ended December 31, 2017 and 2016, and the resulting dollar and percentage changes, were as follows:
	Year Ended December 31,
	2017	2016	$ Change	% Change
	(in thousands)
Revenues
Institutional	$318,038	$285,801	$32,237	11.3%
Wholesale	118,451	109,945	8,506	7.7%
Retail	70,857	67,471	3,386	5.0%
Market Data	55,622	55,187	435	0.8%
Total gross revenue	$562,968	$518,404	$44,564	8.6%

Institutional.   Revenues from our Institutional client sector increased by $32.2 million or 11.3% to $318.0 million for the year ended December 31, 2017 from $285.8 million for the year ended December 31, 2016 primarily due to increased transactional volumes for U.S. and European credit products, derivative products (led by Dollar swaps, European interest rate swaps and Japanese Yen swaps), European governments, U.S. and European ETF and U.S. Treasury, as well as the product launch of China bonds and due to an increase in dealer subscription fees on contract renewals for European products as a result of MiFID II.
Wholesale.   Revenues from our Wholesale client sector increased by $8.5 million or 7.7% to $118.5 million for the year ended December 31, 2017 from $109.9 million for the year ended December 31, 2016 primarily due to higher trading volumes in European credit products, repurchase agreements and U.S. Treasury. The revenue increase was partially offset by lower TBA-MBS fees due to fewer dealers participating in this market and fee changes.
Retail.   Revenues from our Retail client sector increased by $3.4 million or 5.0% to $70.9 million for the year ended December 31, 2017 from $67.5 million for the year ended December 31, 2016 primarily due to strong Alternative Trading System (“ATS”) and middle markets trading volumes.
Market Data.   Revenues from our Market Data client sector increased by $0.4 million or 0.8% to $55.6 million for the year ended December 31, 2017 from $55.2 million for the year ended December 31, 2016 due to increased market data subscriptions, and as a result subscription fees increased, offset by lower

Thomson Reuters royalty fees due to fewer customer conversions and the expiration of the royalty fee earning period for certain Eikon referrals from prior years.
Our gross revenue by asset class for the years ended December 31, 2017 and 2016, and the resulting dollar and percentage changes, were as follows:
	Year Ended December 31,
	2017	2016	$ Change	% Change
	(in thousands)
Revenues
Rates	$324,302	$308,081	$16,221	5.3%
Credit	105,336	88,630	16,705	18.8%
Equities	23,681	18,626	5,055	27.1%
Money Markets	28,633	24,532	4,102	16.7%
Market Data	55,622	55,187	434	0.8%
Other Fees	25,394	23,347	2,047	8.8%
Total gross revenue	$562,968	$518,404	$44,564	8.6%

Rates.   Revenues from our Rates asset class increased by $16.2 million or 5.3% to $324.3 million for the year ended December 31, 2017 from $308.1 million for the year ended December 31, 2016 primarily due to increased Institutional and Wholesale transactional volumes for derivative products (led by Dollar swaps, European interest rate swaps and Japanese Yen swaps), European governments and U.S. Treasury. The revenue increase was partially offset by lower Wholesale TBA-MBS fees due to fewer dealers participating in this market and fee changes.
Credit.   Revenues from our Credit asset class increased by $16.7 million or 18.8% to $105.3 million for the year ended December 31, 2017 from $88.6 million for the year ended December 31, 2016 primarily due to increased Institutional and Wholesale transactional volumes for U.S. and European credit products and the product launch of China bonds.
Equities.   Revenues from our Equities asset class increased by $5.1 million or 27.1% to $23.7 million for the year ended December 31, 2017 from $18.6 million for the year ended December 31, 2016 primarily due to increased Institutional transactional volumes for U.S. and European ETF.
Money Markets.   Revenues from our Money Markets asset class increased by $4.1 million or 16.7% to $28.6 million for the year ended December 31, 2017 from $24.5 million for the year ended December 31, 2016 primarily due to increased Wholesale transactional volumes for repurchase agreements, increased Retail transactional volumes for certificates of deposit and structured products and higher Institutional transactional volumes for European repurchase agreements.
Market Data.   Revenues from Market Data increased by $0.4 million or 0.8% to $55.6 million for the year ended December 31, 2017 from $55.2 million for the year ended December 31, 2016 primarily as a result of an $0.8 million increase in European governments historical data feed subscriptions, partially offset by a $0.4 million decrease in royalty fees due to fewer customer conversions and the expiration of the royalty fee earning period for certain Eikon referrals from prior years.
Other Fees.   Revenues from Other Fees increased by $2.0 million or 8.8% to $25.4 million for the year ended December 31, 2017 from $23.3 million for the year ended December 31, 2016 primarily due to increased Retail fixed transaction fees and increased fees from a third party for certain licensing and development in Canada.

A significant percentage of our revenues are tied directly to overall trading volumes in the rates, credit, money markets and equities asset classes. The average daily volumes and total volumes on our trading platforms by asset class for the years ended December 31, 2017 and 2016 were as follows:
	Year Ended December 31,
	2017		2016
	ADV	Volume	ADV	Volume	ADV Change
	(dollars in millions)
Rates	$255,152	$63,932,620	$220,535	$55,255,429	15.7%
Credit	7,552	1,864,069	5,936	1,497,300	27.2%
Money Markets	132,105	33,060,673	94,340	23,597,493	40.0%
Equities	4,817	1,214,098	4,576	1,144,390	5.3%
We believe the increases in average daily volumes in the year ended December 31, 2017 can be attributed to various factors, including: further electronification of trading activities, increase in market share, new products and new clients. In addition, we believe that certain trading volumes increased in the year ended December 31, 2017 as customers began adapting to electronic trading in order to comply with their upcoming heightened obligations pursuant to MiFID II, which was implemented by regulatory bodies in Europe in January 2018.
The average variable fees per million dollars of volume traded on our trading platforms by asset class for the years ended December 31, 2017 and 2016 are summarized below. Average variable fees per million should be reviewed in conjunction with our trading volumes. Since variable fees are sometimes subject to fee plans with tiered pricing based on product mix and volume, average variable fees per million for a specific asset class may not correlate with volumes or revenue growth.
	Year Ended December 31,
	2017	2016	$ Change	% Change
Rates	$2.25	$2.37	$(0.12)	(5.1)%
Credit	48.74	48.90	(0.16)	(0.3)%
Money Markets	0.46	0.53	(0.07)	(14.1)%
Equities	15.77	12.83	2.95	23.0%
Our gross revenue by geography (based on client location) for the years ended December 31, 2017 and 2016, and the resulting dollar and percentage changes, were as follows:
	Year Ended December 31,
	2017	2016	$ Change	% Change
	(in thousands)
Revenues
U.S.	$385,176	$365,308	$19,868	5.4%
International	177,792	153,096	24,696	16.1%
Total gross revenue	$562,968	$518,404	$44,564	8.6%

U.S.   Revenues from U.S. clients increased by $19.9 million or 5.4% to $385.2 million for the year ended December 31, 2017 from $365.3 million for the year ended December 31, 2016 primarily due to increased transactional volumes from our Institutional client sector for U.S. credit products, U.S. ETF and U.S. Treasury, due to higher trading volumes from our Wholesale client sector for repurchase agreements and U.S. Treasury and strong ATS and middle markets trading volumes in our Retail client sector.
International.   Revenues from International clients increased by $24.7 million or 16.1% to $177.8 million for the year ended December 31, 2017 from $153.1 million for the year ended December 31, 2016 primarily due to increased transactional volumes from our Institutional client sector for European credit products, derivative products (led by European interest rate swaps, Dollar swaps and Japanese Yen swaps), European governments, European ETF, the product launch of China Bonds and an increase in dealer subscription fees on contract renewals as certain clients extended the terms of their existing contracts in preparation for the implementation of MiFID II and due to higher trading volumes in European credit products in our Wholesale client sector. Fluctuations in foreign currency rates also increased our International gross revenue by $1.2 million.
Operating Expenses
Our expenses for the years ended December 31, 2017 and 2016, and the resulting dollar and percentage changes, were as follows:
	Year Ended December 31,
	2017	2016	$ Change	% Change
	(in thousands)
Expenses
Employee compensation and benefits	$248,963	$228,584	$20,379	8.9%
Depreciation and amortization	68,615	80,859	(12,244)	(15.1)%
General and administrative	33,973	27,392	6,581	24.0%
Technology and communications	30,013	28,239	1,774	6.3%
Professional fees	19,351	18,158	1,193	6.6%
Occupancy	14,441	15,817	(1,376)	(8.7)%
	$415,356	$399,049	$16,307	4.1%

Employee Compensation and Benefits.   Employee compensation and benefits expense increased by $20.4 million or 8.9% to $249.0 million for the year ended December 31, 2017 from $228.6 million for the year ended December 31, 2016. The increase was due to a $2.7 million increase in salaries and benefits, primarily due to an increase in employee headcount, an increase in annual incentive compensation of $10.6 million and an increase in equity compensation of  $7.1 million, each of which are based on operating performance, primarily due to our financial results. Total employee headcount increased to 857 as of December 31, 2017 from 814 as of December 31, 2016.
Depreciation and Amortization.   Depreciation and amortization expense decreased by $12.2 million or 15.1% to $68.6 million for the year ended December 31, 2017 from $80.8 million for the year ended December 31, 2016. The decrease was a result of certain intangible assets becoming fully amortized.
General and Administrative.   General and administrative expense increased by $6.6 million or 24.0% to $34.0 million for the year ended December 31, 2017 from $27.4 million for the year ended December 31, 2016. The increase was primarily a result of a one-time $3.6 million reversal of New Jersey incentive grants, a $1.5 million increase in marketing expenses due to increased marketing efforts for key growth, client acquisition and regulatory initiatives, a $1.3 million increase in value-added taxes, and $1.0 million increase in travel and entertainment expenses due to increased corporate services provided to employees and increased sales efforts, offset by a reduction in foreign exchange losses of  $1.4 million.
Technology and Communications.   Technology and communications expense increased by $1.8 million or 6.3% to $30.0 million for the year ended December 31, 2017 from $28.2 million for the year ended December 31, 2016 due primarily to increases in third-party software and technology maintenance and support as a result of certain cybersecurity and infrastructure initiatives.
Professional Fees.   Professional fees increased $1.2 million or 6.6% to $19.4 million for the year ended December 31, 2017 from $18.2 million for the year ended December 31, 2016 due primarily to increased legal fees.
Occupancy.   Occupancy expense decreased by $1.4 million or 8.7% to $14.4 million for the year ended December 31, 2017 from $15.8 million for the year ended December 31, 2016 due to the expiration of certain operating leases.

Net Interest Income (Expense)
Net interest income (expense) increased by $1.3 million to interest income of  $0.6 million for the year ended December 31, 2017 from interest expense of  $0.7 million for the year ended December 31, 2016 due to higher average investment balances and an increase in interest rates during 2017 and the conversion of our former convertible notes into equity in May 2017.
Income Taxes
Provision for income taxes increased by $6.9 million to $6.1 million for the year ended December 31, 2017 from a benefit from income taxes of  $0.7 million for the year ended December 31, 2016.
Quarterly Results of Operations
Our quarterly results have been and will continue to be affected by changes in trading volumes due to market conditions, changes in the number of trading days during certain quarters and seasonal effects caused by slow-downs in trading activity during certain periods. As a result of these and other factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year or any future periods.
The following table sets forth unaudited quarterly consolidated statements of operations data for each of the eight quarterly periods ended September 30, 2018. This quarterly information has been prepared on substantially the same basis as our annual financial statements and includes all adjustments (consisting of normal recurring adjustments) that, in the opinion of our management, are necessary for a fair statement of the unaudited quarterly financial information. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.
	Three Months Ended
	Sept. 30, 2018	June 30, 2018	Mar. 31, 2018	Dec. 31, 2017	Sept. 30, 2017	June 30, 2017	Mar. 31, 2017	Dec. 31, 2016
	(in thousands)
Revenues:
Transaction fees	$92,582	$91,030	$90,139	$68,459	$68,210	$65,590	$64,761	$60,556
Subscription fees(1)	45,690	49,728	48,563	48,646	48,413	48,986	48,488	48,070
Commissions	24,394	27,553	27,883	25,129	23,769	23,935	23,912	22,042
Other	2,587	2,704	2,918	1,165	1,165	1,165	1,174	1,173
Gross revenues	165,253	171,015	169,503	143,399	141,558	139,676	138,336	131,841
Contingent Consideration	2,537	(19,297)	(10,070)	(28,985)	(7,184)	(18,573)	(3,778)	(9,666)
Net Revenue	$167,790	$151,718	$159,433	$114,414	$134,374	$121,103	$134,558	$122,175
Expenses:
Employee compensation and benefits	$69,076	$68,407	$71,570	$63,236	$61,899	$65,032	$58,796	$58,157
Depreciation and amortization	16,362	16,178	16,268	15,970	15,936	17,250	19,459	18,937
General and administrative	9,386	7,153	6,517	8,557	8,560	9,343	7,513	6,790
Technology and communications	9,112	9,023	8,463	7,623	8,096	7,334	6,960	7,090
Professional fees	7,546	7,276	5,538	6,089	4,489	5,259	3,514	5,469
Occupancy	3,491	3,519	3,722	3,119	3,649	3,909	3,764	3,815
Total expenses	114,973	111,556	112,078	104,594	102,629	108,126	100,007	100,258
Operating income	52,817	40,162	47,355	9,820	31,745	12,977	34,550	21,917
Interest income	673	582	471	256	359	319	205	253
Interest expense	—	—	—	—	—	(132)	(323)	(336)
Income before taxes	53,490	40,744	47,826	10,076	32,104	13,164	34,432	21,834
Provision for income taxes	(7,536)	(1,847)	(2,518)	(2,970)	(1,053)	(1,053)	(1,053)	3,094
Net Income	$45,954	$38,897	$45,308	$7,106	$31,051	$12,111	$33,379	$24,928

(1)
Subscription fees for the quarters ended September 30, 2018, June 30, 2018, March 31, 2018, December 31, 2017, September 30, 2017, June 30, 2017, March 31, 2017 and December 31, 2016 include $12.5 million, $12.1 million, $12.2 million, $12.2 million, $12.5 million, $12.6 million, $12.7 million and $12.7 million, respectively, of Thomson Reuters market data fees.

Liquidity and Capital Resources
Overview
Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs to meet operating expenses, debt service, acquisitions, other commitments and contractual obligations. We consider liquidity in terms of cash flows from operations and their sufficiency to fund our operating and investing activities.
Historically, we have generated significant cash flows from operations and have funded our business operations through cash on hand and cash flows from operations.
Our primary cash needs are for day to day operations, working capital requirements, capital expenditures, primarily for software and equipment, and, following the consummation of this offering, our expected dividend payments. In addition, following the consummation of this offering, we will be obligated to make payments under the Tax Receivable Agreement. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we will be required to make under the Tax Receivable Agreement will be significant. Any payments made by us under the Tax Receivable Agreement will generally reduce the amount of overall cash flows that might have otherwise been available to us or to TWM LLC. These payments will offset some of the tax benefits that we expect to realize as a result of the ownership structure of TWM LLC. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us.
Following the consummation of this offering, we expect to fund our liquidity requirements through cash and cash equivalents and cash flows from operations.
We believe that our projected cash position and cash flows from operations will be sufficient to fund our liquidity requirements for at least the next 12 months. However, our future liquidity requirements could be higher than we currently expect as a result of various factors. For example, any future investments, acquisitions, joint ventures or other similar transactions may require additional capital. In addition, our ability to continue to meet our future liquidity requirements will depend on, among other things, our ability to achieve anticipated levels of revenues and cash flows from operations and our ability to manage costs and working capital successfully, all of which are subject to general economic, financial, competitive and other factors beyond our control. In the event we require any additional capital, it will take the form of equity or debt financing, or both, and there can be no assurance that we will be able to raise any such financing on terms acceptable to us or at all.
As of September 30, 2018 and December 31, 2017, we had cash and cash equivalents of approximately $350.2 million and $352.6 million, respectively. All cash and cash equivalents are held with independent financial institutions with a minimum credit rating of A as defined by the three main credit rating agencies. As of September 30, 2018 and December 31, 2017, all cash and cash equivalents were held in accounts with banks such that the funds are immediately available or in fixed term deposits with a maximum maturity of three months.
Factors Influencing Our Liquidity and Capital Resources
Dividend Policy
Following the completion of this offering and subject to legally available funds, we intend to pay quarterly cash dividends on our Class A common stock and Class B common stock initially equal to $     per share, commencing with the      quarter of      . Based on      shares of Class A common stock and      shares of Class B common stock expected to be outstanding after this offering, this dividend policy

implies a quarterly cash requirement of approximately $     million (or an annual cash requirement of approximately $     million). The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors and will depend on our and our subsidiaries’ results of operations, capital requirements, financial condition, business prospects, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors deem relevant.
Because we are a holding company and all of our business is conducted through our subsidiaries, we expect to pay dividends, if any, only from funds we receive from our subsidiaries. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. As the sole managing member of TWM LLC, we intend to cause, and will rely on, TWM LLC to make distributions in respect of LLC Interests to fund our dividends. If TWM LLC is unable to cause these subsidiaries to make distributions, it may have inadequate funds to distribute to us and we may be unable to fund our dividends. In addition, when TWM LLC makes distributions the Continuing LLC Owners will be entitled to receive proportionate distributions based on their economic interests in TWM LLC.
Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our growth plans and determine whether to modify the amount of regular dividends and/or declare any periodic special dividends. Any future determination to change the amount of dividends and/or declare special dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions and other factors that our board of directors considers relevant. See “Risk Factors — Risks Relating to the Company and Our Organizational Structure — Our principal asset after the completion of this offering will be our interest in TWM LLC, and, accordingly, we will depend on distributions from TWM LLC to pay our taxes and expenses” and “Risk Factors — Risks Relating to This Offering and Ownership of our Class A common stock — We intend to pay regular dividends on our Class A common stock and Class B common stock, but our ability to do so may be limited.”
Indebtedness
As of September 30, 2018 and December 31, 2017, we had no outstanding indebtedness.
In 2013, we issued $29.3 million of convertible notes to a subsidiary of Thomson Reuters in connection with the acquisition of BondDesk Group LLC and subsidiaries. During 2017, Thomson Reuters converted all outstanding convertible notes into equity.
Historically, the Company has only issued debt in connection with significant investment transactions and all debt issued by the Company has been issued to subsidiaries of Thomson Reuters.
Capital Requirements
Certain of our U.S. subsidiaries are registered as broker-dealers, SEFs or introducing brokers and are subject to the applicable rules and regulations of the SEC and CFTC. These rules contain minimum net capital or other financial resource requirements, as defined in the applicable regulations. These rules may also require a significant part of the registrants’ assets be kept in relatively liquid form. Certain of our foreign subsidiaries are regulated by the Financial Conduct Authority in the U.K., the Japanese Financial Services Agency, the Japanese Securities Dealers Association and other foreign regulators, and must maintain financial resources, as defined in the applicable regulations, in excess of the applicable financial resources requirement. As of September 30, 2018 and December 31, 2017, each of our regulated subsidiaries had net capital or financial resources in excess of their minimum requirements which in aggregate was $41.2 million and $38.9 million, respectively. We maintain capital balances in these subsidiaries in excess of our minimum requirements in order to satisfy working capital needs and to ensure that we have enough cash on hand to satisfy margin requirements and credit risk, including the excess capital expectations of our clients.

Fails to Deliver/Fails to Receive
At times, transactions executed on our Dealerweb platform fail to settle due to the inability of a transaction party to deliver or receive the transacted security. Until the failed transaction settles, we will recognize a receivable from (and a matching payable to) brokers, dealers and clearing organizations for the proceeds from the unsettled transaction. The impact on our liquidity and capital resources is minimal as receivables and payables for failed transactions are usually recognized simultaneously and offset.
Cash Flows
Our cash flows for the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016, and the resulting dollar and percentage changes, were as follows:
	Nine Months Ended September 30,				Year Ended December 31,
	2018	2017	$ Change	% Change	2017	2016	$ Change	% Change
	(dollars in thousands)
Net cash flows provided by operating activities	$164,828	$141,295	$23,533	16.7%	$224,580	$171,845	$52,735	30.7%
Net cash flows (used in) investing activities	(25,850)	(35,013)	9,163	(26.2)%	(45,552)	(50,565)	5,013	9.9%
Net cash flows (used in) financing activities	(139,350)	(116,461)	(22,889)	19.7%	(153,461)	(130,521)	(22,940)	(17.6)%
Effect of exchange rate changes on cash and cash equivalents	(2,043)	2,754	(4,797)	(174.2)%	3,157	(6,200)	9,357	150.9%
Net increase/(decrease) in cash and cash equivalents	$(2,415)	$(7,425)	$5,010	(67.5)%	$28,724	$(15,441)	$44,165	286.0%

Operating Activities
Operating activities consist primarily of net income adjusted for noncash items that include depreciation and amortization, contingent consideration and deferred revenue. Cash flows from operating activities can fluctuate significantly from period-to-period as working capital needs and the timing of payments for accrued compensation (primarily in the first quarter) and other items impact reported cash flows.
Net cash provided by operating activities increased to $164.8 million for the nine months ended September 30, 2018 from $141.3 million for the nine months ended September 30, 2017. The $23.5 million increase was primarily due to increased gross revenue partially offset by an increase in accounts receivable due to changes to the billing process associated with MiFID II resulting in less billings annually in advance and more billings monthly in arrears.
Net cash provided by operating activities increased to $224.6 million for the year ended December 31, 2017 from $171.8 million for the year ended December 31, 2016. The $52.7 million increase was primarily due to increased gross revenue and an improvement in working capital.
Investing Activities
Investing activities consist of software development costs, investments in technology hardware, purchases of equipment and other tangible assets, business acquisitions and investments.
Net cash used in investing activities decreased to $25.9 million for the nine months ended September 30, 2018 from $35.0 million for the nine months ended September 30, 2017. The $9.2 million decrease was primarily due to a $4.9 million reduction in business acquisitions and investments in the nine months ended September 30, 2018 along with a reduction in purchases of furniture, equipment, purchased software and leasehold improvements and capitalized software development costs.
Net cash used in investing activities decreased to $45.6 million for the year ended December 31, 2017 from $50.6 million for the year ended December 31, 2016. The $5.0 million decrease was primarily due to a $10.3 million reduction in business acquisitions and investments in 2017 offset by a $5.3 million increase in purchases of furniture, equipment, purchased software and leasehold improvements and the capitalization of software development costs.

Financing Activities
Financing activities primarily consist of distributions to our existing stockholders.
Net cash used in financing activities increased to $139.4 million for the nine months ended September 30, 2018 from $116.5 million for the nine months ended September 30, 2017. The $22.9 million increase was principally due to an increase in capital distributions of  $22.9 million as a result of increased free cash flow.
Net cash used in financing activities increased to $153.5 million for the year ended December 31, 2017 from $130.5 million for the year ended December 31, 2016. The $22.9 million increase was principally due to an increase in capital distributions of  $22.0 million as a result of increased free cash flow.
Non-GAAP Financial Measures
Free Cash Flow
In addition to cash flow from operating activities presented in accordance with GAAP, we use Free Cash Flow to measure liquidity. Free Cash Flow is defined as cash flow from operating activities less expenditures for capitalized software development costs and furniture, equipment and leasehold improvements.
We present Free Cash Flow because we believe it is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations after expenditures for capitalized software development costs and furniture, equipment and leasehold improvements.
Free Cash Flow has limitations as an analytical tool, and you should not consider Free Cash Flow in isolation or as an alternative to cash flow from operating activities or any other liquidity measure determined in accordance with GAAP. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. In addition, in evaluating Free Cash Flow, you should be aware that in the future, we may incur expenditures similar to the adjustments in the presentation of Free Cash Flow. In addition, Free Cash Flow may not be comparable to similarly titled measures used by other companies in our industry or across different industries.
The table set forth below presents a reconciliation of our cash flow from operating activities to Free Cash Flow for the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016:
	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(in thousands)
Cash flow from operating activities	$164,828	$141,295	$224,580	$171,845
Less: Capitalization of software development costs	(19,523)	(20,042)	(27,157)	(25,351)
Less: Purchases of furniture, equipment and leasehold improvements	(6,327)	(10,037)	(13,461)	(9,998)
Free Cash Flow	$138,978	$111,216	$183,962	$136,496

Adjusted EBITDA and Adjusted Net Income
In addition to net income presented in accordance with GAAP, we present Adjusted EBITDA as a measure of our operating performance and Adjusted Net Income as a measure of our profitability.
Adjusted EBITDA is defined as net income before contingent consideration, interest income and expense, net, provision for income taxes, depreciation and amortization and adjusted for the impact of certain other items, including unrealized foreign exchange gains/losses. We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. For example, we exclude contingent consideration because it is equity settled and its balance is based on our value at a certain time and may not reflect our actual operating performance. In addition, in future periods, we expect to also exclude stock-based compensation expense associated with the Special Option Award discussed below under “— Critical Accounting Policies and Estimates — Stock-Based Compensation,” as well as any other stock-based compensation expense that may be incurred from time to time. We believe it will be useful to exclude stock based compensation expense because the amount of expense associated with the Special Option Award or any other award in any specific period may not directly correlate to the underlying performance of our business and will vary across periods.
Management and our board of directors use Adjusted EBITDA to assess our financial performance and believe it is helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. Further, our executive incentive compensation is based in part on components of Adjusted EBITDA.
Adjusted Net Income is defined as net income before contingent consideration, acquisition related intangible amortization and unrealized foreign exchange gains/losses. We use Adjusted Net Income as a supplemental metric to evaluate our business performance in a way that also considers our ability to generate profit without the impact of certain items. In addition excluding contingent consideration for the reasons described above, we believe it is useful to exclude the amortization of acquisition related intangible assets in order to facilitate a period-over-period comparison of our financial performance. In future periods, we expect to also exclude stock-based compensation expense associated with the Special Option Award, as well as any other stock-based compensation expense that may be incurred from time to time, for the reasons described above. Each of the normal recurring adjustments and other adjustments described in the definition of Adjusted Net Income helps to provide management with a measure of our operating performance over time by removing items that are not related to day-to-day operations or are non-cash expenses.
Adjusted EBITDA and Adjusted Net Income have limitations as analytical tools, and you should not consider these non-GAAP financial measures in isolation or as alternatives to net income or operating income or any other operating performance measure derived in accordance with GAAP. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. In addition, in evaluating Adjusted EBITDA and Adjusted Net Income, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of Adjusted EBITDA and Adjusted Net Income. Our presentation of Adjusted EBITDA and Adjusted Net Income should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. In addition, Adjusted EBITDA and Adjusted Net Income may not be comparable to similarly titled measures used by other companies in our industry or across different industries.
The table set forth below presents a reconciliation of net income to Adjusted EBITDA for the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016:
	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(in thousands)
Net income	$130,160	$76,541	$83,648	$93,161
Contingent consideration	26,830	29,535	58,520	26,224
Interest income and expense, net	(1,726)	(428)	(685)	695
Depreciation and amortization	48,808	52,645	68,615	80,859
Provision for income taxes	11,900	3,159	6,129	(725)
Unrealized foreign exchange gains/losses	(960)	1,094	(364)	1,872
Adjusted EBITDA	$215,012	$162,546	$215,863	$202,086

The table set forth below provides a reconciliation of net income to Adjusted Net Income for the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016:
	Nine Months Ended September 30,		Year Ended December 31,
	2018	2017	2017	2016
	(in thousands)
Net income	$130,160	$76,451	$83,648	$93,161
Contingent consideration	26,830	29,535	58,520	26,224
Acquisition related intangible amortization	19,576	24,670	31,326	41,125
Unrealized foreign exchange gains/losses	(960)	1,094	(364)	1,872
Adjusted Net Income	$175,606	$131,840	$173,040	$162,382

Contractual Obligations
As of December 31, 2017, we had the following contractual obligations:
		Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Operating lease obligations	$49,329	$9,179	$15,221	$9,359	$15,570
Total	$49,329	$9,179	$15,221	$9,359	$15,570

Our operating lease obligations are primarily related to rental payments under lease agreements for office space in the United States and United Kingdom through December 2027. Minimum rent is expensed on a straight-line basis over the term of the lease.
In the normal course of business, we enter into user agreements with our dealer clients which indemnify such clients from third parties in the event that our network infringes upon the intellectual property or other proprietary right of a third party. Our exposure under these user agreements is unknown as this would involve estimating future claims against the Company that have not yet occurred. However, based on our experience, we expect the risk of a material loss to be remote.
Off-Balance Sheet Arrangements
As of September 30, 2018, we did not have any off-balance sheet arrangements.
Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with U.S. GAAP which requires us to make estimates and assumptions about future events that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Management evaluates its accounting policies, estimates and judgments on an on-going basis.
Management evaluated the development and selection of its critical accounting policies and estimates and believes that the following policies are most critical to the portrayal of our financial condition and results of operations, and that require our most difficult, subjective or complex judgments in estimating the effect of inherent uncertainties. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. More information on all of our significant accounting policies can be found in “Note 2 — Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Management bases its estimates on historical experience, observance of trends in particular areas, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Information from these sources form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources. Therefore, actual results could differ materially from those estimates. Such estimates include intangible assets, goodwill, software development costs, stock based compensation, contingent consideration payable and current and deferred income taxes.
Intangible Assets
We amortize our intangible assets over the estimated useful lives and test for impairment whenever events or changes in circumstances suggest that an asset’s or asset group’s carrying value may not be fully recoverable. We test our intangible assets with an indefinite useful life for impairment at least annually. An impairment loss is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding fair value. Intangible assets are amortized over their estimated useful lives of three to sixteen years.
Goodwill
Goodwill arises out of business combinations and is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. We test our goodwill at least annually for impairment and recognize an impairment loss if the estimated fair value of a reporting unit is less than its net book value. The reporting units that we have identified for goodwill impairment testing are Institutional, Wholesale and Retail. The fair value of a reporting unit is calculated using a discounted cash flow or a revenues and earnings multiple approach. We calculate such loss as the difference between the estimated fair value of goodwill and its carrying value. If future events or results differ adversely from the estimates and assumptions made at acquisition or as part of subsequent impairment tests, we may record increased amortization or impairment charges in the future.
Software Development Costs
We capitalize certain costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed, including among other items, employee compensation and related benefits and third-party consulting costs incurred during the application development stage which directly contribute to such development. Once the product is ready for its intended use, such costs are amortized on a straight-line basis over three years. We review the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable, or that their useful lives are shorter than originally expected. Due to rapidly changing technology and the uncertainty of the software development process itself, future results could be affected if management’s current assessment of its software projects differs from actual performance.
Stock-Based Compensation
The stock-based compensation that our employees receive is accounted for as liability award. As a stock-based liability award, the cost of the employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the fair value of the equity instrument are recognized as compensation cost over that period in our consolidated statements of income. The fair value of the equity instruments is determined in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Securities Issued as Compensation. Factors that are considered in determining the fair value include forecasted future cash flows, the weighted average cost of capital, and the performance multiples of comparable companies.

In October 2018, following the closing of the Refinitiv Transaction, we made a special award of options to management and other employees (the “Special Option Award”) under our Option Plan. In accounting for the options issued under this plan, we measure and recognize compensation expense for all awards based on their estimated fair values measured as of the grant date. These options are only exercisable any time following the closing of an initial public offering or during a 15-day period following a change in control of the Company. Costs related to these options will be recognized as an expense in our consolidated statements of income over the requisite service period, when exercisability is considered probable. Therefore, expense will only be recognized upon the completion of an initial public offering or a change in control, over the vesting period, with an offsetting increase to additional paid-in capital. We expect the non-cash stock-based compensation expense associated with the Special Option Award to be between approximately $52.8 million and $56.5 million, which is expected to be expensed beginning in the first quarter of 2019 and continuing over the following three years. For more information, please see “Executive Compensation — Narrative Disclosure to Summary Compensation Table — Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan.”
We use the Black-Scholes pricing model to value some of our share-based payment awards. Determining the appropriate fair value model and calculating the fair value of the share-based payment awards requires the input of highly subjective assumptions, including the expected life of the share-based payment awards, the number of expected share-based payment awards that will be forfeited prior to the completion of the vesting requirements, and the stock price volatility.
Income Taxes
We are currently a multiple member limited liability company taxed as a partnership and accordingly we are not required to maintain an income tax provision on our earnings. Therefore, the remaining tax effects of our activities accrue directly to our partners. We currently record deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and measure the deferred taxes using the enacted tax rates and laws that will be in effect when such temporary differences are expected to reverse. We believe that it is more likely than not that the Company will be able to realize its deferred tax assets in the future, therefore, no valuation allowance is necessary. After the consummation of this offering, we will become subject to U.S. federal, state and local income taxes with respect to our allocable share of any taxable income of Tradeweb Markets LLC and will be taxed at prevailing corporate tax rates.
We recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes in our consolidated statements of income. Accrued interest and penalties are included within accounts payable, accrued expenses and other liabilities in our consolidated statements of financial condition.
The SEC issued Staff Accounting Bulletin (“SAB 118”) on December 22, 2017, which guides entities on how to account for tax effects resulting from the Tax Act. SAB 118 allows a period of measurement that should not exceed one year from the enactment date of the Tax Act for companies to comply with the accounting treatment under ASC 740. SAB 118 also provides guidance to the extent that measurement of the effects of the Tax Act is complete or if it can be reasonably estimated. For income tax effects that have been measured, registrants must reflect the income tax effects. If the tax effects of the Tax Act are reasonably estimable, registrants must record a provisional amount in the financial statements. If the income tax effects cannot be reasonably estimated, registrants should apply ASC 740 on the basis of the provision of the tax laws that were in effect immediately before the enactment of the Tax Act. We believe we are able to make reasonable estimates about the impact of the new taxation legislation. However, the final impact of the Tax Act may differ from these estimates, due to but not limited to, any additional guidance or legislation that may be issued and actions taken by the Company pursuant to the Tax Act.
Contingent Consideration
In 2014, we issued Class A Shares and unvested Class P-1(A) Shares to some of the Bank Stockholders as a result of a capital contribution to facilitate our expansion into new credit products. The proceeds from the issuance of the shares were included in members’ capital. In connection with the investment, certain employees also invested in the Company and were issued Class C Shares and unvested Class P-1(C) Shares. The proceeds from the issuance of these shares were included in members’ capital. The Class A Shares and Class C Shares issued in connection with the investment equally participate in the earnings of the Company together with the other Class A Shares, Class P(A) Shares, Class C Shares and Class P(C) Shares of the Company. Most of the holders of Class A shares have the right to appoint members to the board of managers of the Company. The Class P-1(A) Shares and Class P-1(C) Shares do not have any earnings participation rights, nor do any of the Class P-1(A) Shares have the right to appoint members to the board of managers, until they vest. The Class P-1(A) Shares and Class P-1(C) Shares vested in July 2018 upon the achievement of specific revenue earnout milestones related to the growth of our credit products, as defined by the agreement, from August 2014 through the vesting date of July 2018.
Prior to the July 2018 vesting, we recognized contingent consideration with respect to the potential vesting of Class P-1(A) Shares and Class P-1(C) Shares as a contra-revenue adjustment in accordance with ASC 605-50-45-2 because the vesting could be viewed as a sales incentive to participating Bank Stockholders since they are also customers of the Company. The contingent consideration for each reporting period was calculated by estimating the final contingent consideration value using a monte carlo simulation and recognizing that value on a straightline basis over the 48 month period of the agreement, adjusting at each reporting period for any changes in the final value estimate. The revenue milestones provided that shares would vest only if certain credit revenue milestones would be achieved in the twelve months ended July 2016, 2017 and 2018.
As a result of achieving these milestones, the final earnout amount was calculated based on the credit revenues during the twelve months ended July 31, 2018. On July 31, 2018, members’ capital increased by $150.5 million as a result of the vesting of the Class P-1(A) Shares and employee equity compensation payable increased by $5.7 million as a result of the vesting of the Class P-1(C) Shares. The value of the vested Class P-1(C) Shares is included in employee equity compensation payable because the Class P-1(C) have been owned for less than six months by employees who have the ability to exercise a put option of those shares under certain conditions under their control.
Recent Accounting Pronouncements
See “Note 2 — Summary of Significant Accounting Policies” to our consolidated financial statements included elsewhere in this prospectus for a discussion of recent accounting pronouncements.
Effects of Inflation
While inflation may impact our revenues and operating expenses, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.
Quantitative and Qualitative Disclosures about Market Risk
Foreign Currency and Derivative Risk
We have global operations and substantial portions of our revenues, expenses, assets and liabilities are generated and denominated in non-U.S. dollar currencies. During the nine months ended September 30, 2018 and the year ended December 31, 2017, approximately 28.6% and 24.7%, respectively, of our gross revenue and 17.0% and 15.6%, respectively, of our operating expenses were denominated in currencies other than the U.S. dollar, almost entirely the Euro for gross revenue and the British pound sterling for operating expenses.
Since our consolidated financial statements are presented in U.S. dollars, we must translate revenues and expenses, as well as assets and liabilities, into U.S. dollars. Accordingly, increases or decreases in the value of the U.S. dollar against the other currencies will affect our net operating revenues, operating income and the value of balance sheet items denominated in foreign currencies. Revenues and expenses denominated in currencies other than the U.S. dollar are translated at the rate of exchange prevailing at the transaction date. Assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the end of the reporting period. Any gain or loss resulting from the translation of assets and liabilities is included as a component of comprehensive income.

Fluctuations in foreign currency rates increased our gross revenue by approximately $9.6 million for the nine months ended September 30, 2018 and increased our operating income by approximately $11.2 million for the nine months ended September 30, 2018. Based on actual results for the nine months ended September 30, 2018, a hypothetical 10% increase or decrease in the U.S. dollar against all other currencies would have increased or decreased gross revenue by approximately $14.3 million and operating income by approximately $8.6 million.
We have derivative risk relating to our foreign currency forward contracts. We enter into foreign currency forward contracts to mitigate our U.S. dollar and British pound sterling versus Euro exposure, generally with a duration of less than fourteen months. We do not use derivative instruments for trading or speculative purposes. As of September 30, 2018 and December 31, 2017, the notional amount of our foreign currency forward contracts was $11.5 million and $80.0 million, respectively.
By using derivative instruments to hedge exposures to foreign currency fluctuations, we are exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, we are not exposed to the counterparty’s credit risk in those circumstances. We attempt to minimize counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is at least upper-medium investment grade.
Credit Risk
We have credit risk relating to our receivables, which are primarily receivables from financial institutions, including investment managers and brokers and dealers. At September 30, 2018 and December 31, 2017, we established an allowance for doubtful accounts of $1.1 million and $0.9 million, respectively, with regard to these receivables.
In the normal course of our business we, as an agent, execute transactions with, and on behalf of, other brokers and dealers. If these transactions do not settle because of failure to perform by either counterparty, we may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the instrument is different than the contractual amount. This credit risk exposure, can be directly impacted by volatile trading markets, as our clients may be unable to satisfy their contractual obligations during volatile trading markets.
Our policy is to monitor our market exposure and counterparty risk. Counterparties are evaluated for creditworthiness and risk assessment prior to our initiating contract activities. The counterparties’ creditworthiness is then monitored on an ongoing basis, and credit levels are reviewed to ensure that there is not an inappropriate concentration of credit outstanding to any particular counterparty.
Jumpstart Our Business Startups Act of 2012
The JOBS Act permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.
Internal Control over Financial Reporting
The process of improving our internal controls has required and will continue to require us to expend resources to design, implement and maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. There can be no assurance that any actions we take will be completely successful. We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting on an on-going basis. As part of this process, we may identify specific internal controls as being deficient.

We continue to evaluate our internal control procedures in order to comply with the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing these assessments; however, for so long as we qualify as an emerging growth company, we will not be required to engage an auditor to report on our internal controls over financial reporting. We will be required to comply with the management certification requirements of Section 404 in our annual report on Form 10-K for the year following our first annual report that is filed with the SEC (subject to any change in applicable SEC rules). We will be required to comply with Section 404 in full (including an auditor attestation on management’s internal controls report) in our annual report on Form 10-K at the later of the year following our first annual report required to be filed with the SEC or the date on which we are no longer an emerging growth company (subject to any change in applicable SEC rules).

BUSINESS
Overview
We are a leader in building and operating electronic marketplaces for our global network of clients across the financial ecosystem. Our network is comprised of clients across the institutional, wholesale and retail client sectors, including many of the largest global asset managers, hedge funds, insurance companies, central banks, banks and dealers, proprietary trading firms and retail brokerage and financial advisory firms, as well as regional dealers. Our marketplaces facilitate trading across a range of asset classes, including rates, credit, money markets and equities. We are a global company serving clients in 62 countries with offices in North America, Europe and Asia. We believe our proprietary technology and culture of collaborative innovation allow us to adapt our offerings to enter new markets, create new platforms and solutions and adjust to regulations quickly and efficiently. We support our clients by providing solutions across the trade lifecycle, including pre-trade, execution, post-trade and data. Our marketplaces provide deep pools of liquidity with average daily trading volume for the first nine months of 2018 of over $530 billion across more than 40 products.
There are multiple key dimensions to the electronic marketplaces that we build and operate. Foundationally, these begin with our clients and then expand through multiple geographic regions, asset classes, product groups, trading protocols and trade lifecycle solutions.
Our markets are large and growing. Electronic trading continues to develop as a result of market demand for greater transparency, higher execution quality, operational efficiency and lower costs, as well as regulatory changes. We believe our deep client relationships, asset class breadth, geographic reach, regulatory knowledge and scalable technology position us to continue to be at the forefront of the evolution of electronic trading. Our platforms provide transparent, efficient, cost-effective and compliant trading environments across multiple regions and regulatory regimes. As market participants seek to reduce their costs of trading and increase the effectiveness of their trading through the use of our data and analytics, we believe the demand for our platforms and electronic trading solutions will continue to grow.
We have a powerful network of clients across the institutional, wholesale and retail client sectors. Our clients include leading global asset managers, hedge funds, insurance companies, central banks, banks and dealers, proprietary trading firms and retail brokerage and financial advisory firms, as well as regional dealers. As our network continues to grow across client sectors, we will generate additional transactions and data on our platforms, driving a virtuous cycle of greater liquidity and value for our clients.
Our technology supports multiple asset classes, trading protocols and geographies, and as a result, we are able to provide a broad spectrum of solutions and cost savings to our clients. We have built a scalable, flexible and resilient proprietary technology architecture that enables us to remain agile and evolve with market structure. This allows us to partner closely with our clients to develop customized solutions for their trading and workflow needs. Our technology is deeply integrated with our clients’ risk and order management systems, clearinghouses, trade repositories, middleware providers and other important links in the trading value chain. These qualities allow us to be quick to market with new offerings, to constantly enhance our existing marketplaces and to collect a robust set of data and analytics to support our marketplaces.
We have a track record of growth and financial performance. By expanding the scope of our platforms and solutions, building scale and integration across marketplaces and benefiting from broader network effects, we have been able to grow both our transaction volume and subscription-based revenues. Between 2004 and 2017, we had annual compound average daily trading volume growth of 10.8% and annual compound gross revenue growth of 11.5%. Approximately 52% of our gross revenue for the year ended December 31, 2017 was fixed and generated from subscription fees and minimum volume floors. For the last twelve months ended September 30, 2018, respectively, our gross revenue was $649.2 million and $551.4 million, an increase of 17.7%, our net income was $137.7 million and $101.5 million, our Adjusted EBITDA was $263.8 million and $211.8 million, with an Adjusted EBITDA margin of 41.3% and 38.4%, and our Adjusted Net Income was $216.8 million and $175.7 million. For the definitions of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income and reconciliations to net income, their most directly comparable financial measure presented in accordance with GAAP, see footnote 5 in “Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial and Other Data.”
Our Evolution
We were founded in 1996 and set out to solve for inefficiencies in the institutional U.S. Treasury trading workflows, including limited price transparency, weak connectivity among market participants and error-prone manual processes. Our first electronic marketplace went live in 1998, and over the next two decades we leveraged our technology and expertise to expand into additional rates products and other asset classes, such as credit, money markets and certain equities. Client demand for better trading workflow globally also was increasing and we initiated a strategy of rolling out our existing products to new geographies and adding local products. We expanded to Europe in 2000, initially offering U.S. fixed income products and soon thereafter added a marketplace for European government bonds. We expanded to Asia in 2005, where our first local product was Japanese government bonds. We have since continued to expand our product and client base in Europe and Asia.
We identified an opportunity to expand our marketplaces to the wholesale and retail client sectors based on our existing relationships with dealers and our strong market position. We developed our wholesale platform through the acquisitions of Hilliard Farber in 2008 and Rafferty Capital Markets in 2011, and developed technology to facilitate the migration of inefficient wholesale voice markets to more efficient and transparent electronic markets. We entered the retail market through our acquisition of LeverTrade in 2006, scaled our market position through our acquisition of BondDesk in 2013, and have continued to leverage our market and technology expertise to enhance our platform serving that client sector.
Throughout our evolution we have developed many new innovations that have provided greater pre-trade price transparency, better execution quality and seamless post-trade solutions. Such innovations include the introduction of pre-trade composite pricing for multi-dealer-to-customer (“D2C”) trading and the Request-for Quote (“RFQ”) protocol across the fixed income markets. We have also integrated our trading platforms with our proprietary post-trade systems as well as our clients’ systems for efficient post-trade processing. We expect to continue to leverage our success to expand into new products, asset classes and geographies, while growing our powerful network of clients.

We have continued to solve inefficiencies by adding new products across our rates, credit, money markets and equities asset classes, thereby increasing our opportunities in related addressable markets, where average daily trading volumes have grown from approximately $0.6 trillion in 1998 to $4.0 trillion through the first nine months of 2018, according to industry sources.
Our Market Opportunity
Continued Growth of Global Markets
Based on industry sources, we estimate that the global notional value outstanding for rates and credit was approximately $524 trillion at the end of 2017.When combined with money markets and equities, the market size for our platforms increases to an estimated notional value of approximately $539 trillion. The markets in which we participate are actively traded, generating an estimated average daily trading volume of approximately $4.0 trillion through the first nine months of 2018. Major market participants include large, asset managers, hedge funds, central banks, banks and dealers, insurance companies, corporations, proprietary trading, brokerage and retail advisory firms, governments and retail investors.
Trading activity is influenced by, among other things, the amount of notional securities outstanding, new issuances, market volatility, regulation and economic factors such as growth and monetary policy. The U.S. government bond market has experienced substantial growth in notional value outstanding, growing at 12% annually since 2007, according to SIFMA. The U.S. corporate bond and Chinese bond markets have grown annually at 5% and 21%, respectively, over the last decade according to SIFMA and CFETS. The U.S. and European ETF markets have each grown annually at nearly 20% respectively since 2007 according to etfgi.com and Thomson Reuters. Continuing growth in these markets may be driven by increasing global trading volumes, resulting from increased economic activity, including growing international securities trading, new debt and equity issuances and continued economic growth. Additionally, after a period of historically low interest rates, trading volumes in our rates asset class may benefit from interest rates normalizing to higher levels as global central banks move toward monetary policy normalization. These markets have also migrated to electronic trading platforms at different adoption rates — some gradually over time (e.g., government bonds and credit bonds) and others on a more accelerated basis due to regulation (e.g., interest rate swaps).
Advancements in technology, increased connectivity and the evolving business needs of market participants have caused financial markets to become more global. Our platforms operate throughout the global 24-hour trading day as market participants have become increasingly global and comprehensive, trading across multiple geographies, asset classes and currencies.
Electronification of Trading
Trading in fixed income and derivative markets historically was a highly manual process. Buyers lacked a centralized source of price discovery and automated post-trade processing solutions, and as a result, were required to telephone multiple dealers to receive price quotes, compare quotes among multiple dealers, confirm orders via telephone and then engage in manual trade settlement via fax. The process was time-consuming and error-prone, leading to poor price transparency and execution quality, limited connectivity among market participants and high levels of operational risk. Even as other markets, such as the equity, FX and futures, markets transitioned to electronic processes, large components of the fixed income and derivative markets have been slower to migrate to electronic execution because of the diversity and heterogeneous nature of those instruments.
Our clients demand more efficient solutions to improve outcomes and reduce costs. Over the last 20 years, we have been a leader in the electronification of fixed income and other markets, using proprietary and innovative technologies and collaborating hand-in-hand with clients on product innovation. Electronification has made markets more efficient by improving price transparency and execution, while also reducing operational risk and allowing market participants to create organizational cost efficiencies, by reducing front office headcount and by eliminating manual errors.
The process of market electronification is ongoing. Markets — even in asset classes we already offer — continue to have meaningful volumes traded manually, with liquidity-taking investors calling multiple dealers for quotes and engaging in manual post-trade processing. Our product innovation is driven by client demand for efficiencies in additional products and geographies, which, combined with our entrepreneurial culture and domain expertise, are expected to attract additional market participants to Tradeweb.
Regulatory changes have also driven demand for electronification. The policy objectives of a number of post-2008 crisis reforms, such as the Dodd-Frank Act, Basel III and MiFID II, are to increase transparency and reduce systemic risk. These objectives have generally led to increased adoption of electronic trading on regulated markets where price transparency, counterparty credit checks, reporting and clearing are essential components. In addition, higher capital requirements have driven dealers to reduce the size of their balance sheets and utilize the distribution and scale provided by electronic trading venues.
Unlocking the Value of Data for our Network
Traders are increasingly using data for pre-trade analytics, automated execution, transaction cost analysis, predictive insights and post-trade solutions. Greater demand for data and analytics has improved the value proposition of electronic trading relative to other mediums. Our real-time pre-trade data and analytics provide additional value-add to platform users, further entrenching our platforms and solutions among our clients. We provide continuous pre-trade pricing updates across our markets to clients increasing transparency in trading. Additionally, regulations are mandating additional audit trail and reporting requirements, which we help solve with our trading platforms and integrated post-trade settlement protocols. These applications are supported by advancements in technology and the increased prevalence of electronic trading, both of which have made it easier to generate, capture, store and analyze data.
Our Competitive Strengths
Our Network of Clients, Products, Geographies and Protocols
Our clients continue to come to our trading venues because of our large network and deep pools of liquidity, which result in better and more efficient trade execution. We expand our relationships through our integrated technology and new offerings made available to our growing network of clients. As an electronic trading marketplace for key asset classes and products, we benefit from a virtuous cycle of liquidity-trading volumes growing together and re-enforcing each other. We expect our existing clients to trade more volume on our trading venues and to attract new users to our already powerful network, as liquidity on our marketplaces grows and we offer more value-added solutions. The breadth of our network, products, global presence and embedded scalable technology offers us unique insights and an established platform to swiftly enter additional markets and offer new value-added solutions. This is supported by more than 20 years of successful innovation and long trusted relationships with our clients.
We are a leader in making trading and the associated workflow more efficient for market participants. For our institutional clients, which is our largest client sector, we estimate that we have the leading market position in four of our five largest products — U.S. Treasuries, TBA MBS, European government bonds, U.S.

dollar-denominated interest rate swaps and euro-denominated interest rate swaps. We cover all major client sectors participating in electronic trading, including the institutional, wholesale and retail client sectors. We are a global business with users accessing our platforms and solutions in 62 countries, and in 2017, we generated 32% of our gross revenue from clients outside of the United States. We have built a business that is diverse across more than 40 products and provides the full spectrum of trading protocols from voice through RFQ to CLOB (central limit order book).
We believe the breadth of our offerings, experience and client relationships provides us unique market feedback and enables us to enter new markets with higher probabilities of success and greater speed. Many of our markets are interwoven and we provide participants trading capabilities across multiple products through a single relationship. We cover our global clients through offices in North America, Europe and Asia and a global trading network that is distributed throughout the world.
Culture of Collaborative Innovation
We have developed trusted client relationships through a culture of collaborative innovation where we work alongside our clients to solve their evolving workflow needs. We have a long track record of working with clients to solve both industry-level challenges and client-specific issues. We have had a philosophy of collaboration since our founding, when we worked with certain clients to improve U.S. Treasury bond trading for the institutional client sector.
More recently, we helped make trading in credit markets more efficient by partnering with major dealers to improve liquidity and reduce the cost of net spotting the U.S. Treasury in connection with a corporate bond trade. This net spotting functionality allows our credit clients to spot multiple bonds at the same time using our multi-dealer net spotting tool to net their interest rate risk simultaneously using one spot price. We have also worked side-by-side with clients to customize solutions for their particular needs. For example, in direct collaboration with our leading TBA MBS clients we developed a functionality (Round Robin) to help resolve the issue of systemic fails on TBA MBS trades and reduced the operational risk and costs associated with delivery failures that often plagued the TBA MBS market. Through collaborative endeavors like these, we have become deeply integrated into our clients’ workflow and become a partner of choice for new innovations.
Scalable and Flexible Technology
We have consistently used our proprietary technology to find new ways for our clients to trade more effectively and efficiently. Our core software solutions span multiple components of the trading lifecycle and include pre-trade data and analytics, trade execution and post-trade data, analytics and reporting, integration and connectivity and straight-through processing. Our systems are built to be scalable, flexible and resilient. Our internet-based, thin client technology is readily accessible and enables us to quickly access the market with easily distributed new solutions. For example, we were the first to offer web-based electronic multi-dealer trading to the institutional U.S. Treasury market and have subsequently automated the market structure of additional markets globally. We have also created new trading protocols and developed additional solutions for our clients that are translated and built by our highly experienced technology and business personnel working together to solve a client workflow problem. Going forward, we expect our technology platform to help us stay at the forefront of the evolution of electronic trading.
Our Global Regulatory Footprint and Domain Expertise
We are regulated (as necessitated by jurisdiction and applicable law) or have necessary legal clearance to offer our platforms and solutions in major markets globally, and our experience provides us credibility when we enter new markets and facilitates our ability to comply with additional regulatory regimes. With extensive experience in addressing existing and pending regulatory changes in our industry, we offer clients a central source of expertise and thought leadership in our markets and assist them through the myriad of regulatory requirements. We then provide our clients with trading platforms that meet regulatory requirements and connectivity to pre-and post-trade systems necessary to comply with their regulatory obligations.
Platforms and Solutions Empowered by Data and Analytics
Our data and analytics enhance the value proposition of our trading venues and improve the trading experience of our clients. We support our clients’ core trading functions by offering trusted pre- and post-trade services, value-added analytics and predictive insights informed by our deep understanding of how market participants interact. Our data and analytics help clients make better trading decisions, benefitting current market participants and attracting new ones to our financial ecosystem. For example, data powers our AiEX functionality which allows traders to execute their smaller, low touch trades more efficiently and to focus their attention on larger, more nuanced trades.
Our over 20 year operating history has allowed us to build comprehensive and unique datasets across our markets. Our marketplaces generate valuable data, processing over 950 million pre-trade price updates daily, that we collect centrally and use as inputs to our pre-trade indicative pricing and analytics. We maintain a full history of inquiries and transactions, which means, for example, we have 20 years of U.S. Treasury data. We also will seek to further monetize our data both through potential expansion of our existing market data license agreement with Refinitiv and through distributing additional data sets and analytics offerings through our own network or through other third-party networks.
We are consistently developing new offerings and solutions to meet the changing needs of our clients and will benefit from helping them comply with new regulations. For example, in January 2018, we launched our APA reporting service in response to demand by our clients to satisfy new off-venue and OTC reporting requirements under MiFID II. We now operate one of the largest fixed income APA services with over 100 clients, including 20 leading global banks, and expect to expand our APA service in the coming years.
Experienced Management Team
Our focus and decades of experience have enabled us to accumulate the knowledge and capabilities needed to serve complex, dynamic and highly regulated markets. Our founder-led management team is composed of executives with an average of over 25 years of relevant industry experience including an average of 13 years working together at Tradeweb under different ownership structures and through multiple market cycles. Our stable management team has overseen our expansion into new markets and geographies while managing ongoing strategic initiatives including our significant technology investments. Additionally, management has fostered a culture of collaborative innovation with our clients, which combined with management’s focus and experience, has been an important contributor to our success. We have been thought leaders and contributors to the public dialogue on key issues and regulations affecting our markets and industry, including congressional testimony, public roundtables, regulatory committees and industry panels.
Our Growth Strategies
Throughout our history, we have operated with agility to address the evolving needs of our clients. We have been guided by our core principles, which are to build better marketplaces, to forge new relationships and to create trading solutions that position us as a strategic partner to the clients that we serve. We seek to advance our leadership position by focusing our efforts on the following growth strategies:
Continue to Grow Our Existing Markets
We believe there are significant opportunities to generate additional revenue from secular tailwinds in our existing markets:
Growth in Our Underlying Asset Classes
The underlying volumes in our asset classes continue to increase due to expanded government and corporate issuance, higher market volatility and a rising interest rate environment. In addition, the government bond market is foundational to and correlative to virtually every asset class in the cash and derivatives fixed income markets. Based on industry sources, we estimate that the addressable average daily trading volume across the rates, credit, money markets and equity asset classes has grown at a compound average annual rate of 8% from the first half of 2015 through the first half of 2018. Select products that we believe have a high growth potential include global government bonds, derivatives, ETFs and credit.

Growth in Our Market Share
Our clients represent most of the largest institutional, wholesale and retail market participants. The global rates, credit, money markets and equity asset classes continue to evolve electronically. We intend to continue to increase our market share by growing our client base and increasing the percentage of our clients’ overall trading volume transacted in those asset classes on our platforms. Many of our asset manager, hedge fund, insurance, central bank/sovereign entity and regional dealer clients trade multiple products on our platforms. In addition, our global dealer clients trade in most asset classes across all three client sectors. We also see a growing appetite for multi-asset trading to reduce cost and duration risk. For example, in our U.S. credit marketplace, 90% of trades include a net hedge transaction leveraging our U.S. Treasury marketplace.
Electronification of Our Markets
Market demands and regulation are changing the paradigm of trading and driving the migration to electronic markets. Our clients desire transparency, best execution and choice of trading protocols amidst dynamic and evolving markets. Furthermore, innovations in capital markets have enabled increased automation and process efficiency across our markets. We are well positioned to continue to innovate and provide better electronic markets that satisfy the needs of our clients.
Expand Our Product Set and Reach
We intend to leverage innovation and technology capabilities to develop new solutions that help our clients trade more effectively and efficiently. For example, our swap compression functionality allows clients to reduce their swap positions at the clearinghouse, resulting in significant cost savings. In addition, given the breadth of expertise of our sales people and management, we have the ability to focus on new client opportunities and on selling additional solutions to existing clients.
In addition, we believe our business model is well suited to serve clients in other asset classes and geographies where our guiding principles can continue to transform markets and broaden our reach. We currently have clients in 62 countries, and we plan to expand our platforms and solutions into additional geographies. Our international strategy involves offering our existing products to new geographies and then adding local products. We believe we can continue to develop trading models in one product or asset class and deliver those models to other products or asset classes, irrespective of geography. For example, we are leveraging session-based trading technology in European credit bonds for session-based trading in U.S. credit bonds and Off-the-Run U.S. Treasury securities. We have significant scale and breadth across our platforms, which position us well to take advantage of favorable market dynamics.
Enhance Underlying Data and Analytics Capabilities to Develop Innovative Solutions
As the demand for data and analytics solutions grows across markets and geographies, we plan to continue to expand the scope of our underlying data, improve our tools and technology and enhance our analytics and trade decision support capabilities to provide innovative solutions that address this demand. As the needs of market participants evolve, we expect to continue to help them meet their challenges, which our recent investments in data, technology and analytics enable us to do more quickly and efficiently. For example, we enhance our solutions by linking indicative pre-trade data to our clients’ specific trades to create predictive insights from client trading behavior.
Our technology architecture reduces the time to market for new data solutions, which allows us to react quickly to client needs. Recently, we extended our long-term agreement with Refinitiv, pursuant to which Refinitiv licenses certain data from us, which provides us with a predictable and growing revenue stream.
Pursue Strategic Acquisitions and Alliances
We intend to selectively consider opportunities to grow through strategic acquisitions and alliances. These opportunities should enhance our existing capabilities, accelerate our ability to enter new markets or provide new solutions. For example, in addition to our acquisitions in the wholesale and retail client sectors, we made an acquisition (CodeStreet) in 2016, which bolstered our predictive analytics capabilities. Our focus will be on opportunities that we believe can enhance or benefit from our technology platform and client network, provide significant market share and profitability and are consistent with our corporate culture.
Our Client Sectors
We have a powerful network of clients across the institutional, wholesale and retail client sectors. Our clients include leading global asset managers, hedge funds, insurance companies, central banks, banks and dealers, proprietary trading firms and retail brokerage and financial advisory firms, as well as regional dealers. Since the founding of Tradeweb over 20 years ago, we have developed trusted relationships with our clients and have invested to integrate with their capital markets technology infrastructures. This has facilitated the collaborative approach we employ to solve our clients’ evolving workflow needs.
We provide deep liquidity pools to the institutional, wholesale and retail client sectors through our Tradeweb Institutional, Dealerweb and Tradeweb Direct platforms. We facilitated $530 billion in average daily trading volume for the first nine months of 2018 across more than 40 products, and we have multi-year agreements with many of our significant dealer clients.
Many of our asset manager, hedge fund, insurance, central bank/sovereign entity and regional dealer clients actively trade multiple products on our platforms. For example, many of the commercial banks and dealers providing liquidity on Tradeweb Institutional are also active traders on Dealerweb, our wholesale platform, and provide odd-lot inventory for our retail client sector. We strengthen our growth opportunities by serving these client sectors in multiple asset classes through a variety of trading protocols. Our client sectors are interwoven and we are able to deliver the benefits of cross-marketplace network effects.
Institutional
Tradeweb Institutional offers dealer-to-client and all-to-all trading and related solutions to over 1,900 liquidity-taking clients. Our clients include leading asset managers, hedge funds, insurance companies, regional dealers and central banks/sovereign entities. The Tradeweb Institutional platform serves more than 90% of the world’s largest 100 asset managers, 75% of the top 25 insurance companies and more than 50 central banks/sovereign entities with more than 140 dealers providing liquidity. Tradeweb Institutional offers trading in a wide variety of products, including U.S. Treasuries, European government bonds, TBA MBS, global interest rate swaps, global corporate bonds and ETFs.
Wholesale
We provide fully electronic, hybrid and voice trading for the wholesale community on our Dealerweb platform. Our clients include more than 300 dealers with more than 90 actively trading on our electronic and hybrid markets. Nearly all of our electronic and hybrid dealer clients also trade on the Tradeweb Institutional and Tradeweb Direct platforms. Dealerweb’s leading markets include TBA MBS, global credit, U.S. Treasuries, repurchase agreements and U.S. Dollar swaps. Our electronic trading protocols include central limit orderbook and session-based trading. We are well positioned to facilitate and capitalize on the continued transition of wholesale client trading from voice or hybrid trading to fully electronic trading. To that end, we have had over 20% growth in the number of dealers on our electronic markets since the first quarter of 2016.
Retail
Tradeweb Direct, our regulated Alternative Trading System (“ATS”), offers financial advisors and their retail clients access to micro-lot liquidity provided by our network of broker-dealers. Tradeweb Direct serves over 54,000 financial advisors at more than 200 retail brokerage and advisory firms. In addition, certain Tradeweb Direct clients provide access to more than 64,000 retail clients through white-labeled, web-based front ends. Tradeweb Direct also provides access to its ATS to large and middle-market asset managers. Tradeweb Direct offers trading in a range of products, including U.S. corporate bonds, municipal bonds and certificates of deposit (CDs). Participants on Tradeweb Direct have the ability to connect to our marketplaces via workstations or APIs or through access to websites that are white-labeled for our clients.

Our Asset Classes and Products
We offer efficient and transparent trading across a diverse range of asset classes:
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Rates:   We facilitate trading in major government securities including U.S. Treasury securities, European government bonds, mortgage-backed securities, interest rate swaps and agency/supranational securities and other rates products.

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Credit:   We offer deep pools of liquidity for our clients in U.S. and European high grade and high yield bonds, municipal bonds, index, single name and sovereign credit default swaps and other credit products.

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Money markets:   We offer a broad range of money market products including commercial paper, agency discount notes, repurchase agreements, certificates of deposit and treasury bills and other money markets products.

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Equities:   Our equity trading products include global ETFs, equity derivatives and other equities products.

Our Geographies
We have a global footprint, serving over 1,900 institutional liquidity-taking clients in 62 countries across the Americas, EMEA (Europe, Middle East and Africa) and APAC (Asia Pacific) regions and with offices in North America, Europe and Asia. By region:
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We serve over 900 clients in the Americas, including 8 central banks / sovereign entities across North, Central and South America.

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We serve over 700 clients in EMEA, including 42 central banks / sovereign entities across Europe, the Middle East and North Africa.

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We serve nearly 300 clients in APAC, including 12 central banks / sovereign entities across Asia, the Pacific, Oceania and the Indian sub-continent.

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In addition, we currently support trading across 22 currencies globally.

We believe our platforms, technology and solutions have made trading in markets globally more efficient and transparent. Furthermore, our expertise in multiple jurisdictions positions us as a partner of choice as our clients expand their trading operations to new geographies. As the global markets move to electronic trading, we expect to be at the forefront of this change.

Our Solutions
We provide clients with solutions across the trade lifecycle including pre-trade data and analytics, intelligent trade execution, straight-through processing and post-trade data, analytics and reporting.
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Pre-Trade Data and Analytics:   We provide clients with accurate, real-time market data and streaming price updates across more than 40 products. Major financial publications across the globe reference our market data. Our real-time market data services include major government bonds, corporate bonds, mortgage-backed securities, fixed income derivatives and money markets. We integrate directly with order management systems allowing for order entry and pre-trade compliance and risk analysis. Clients are also able to perform credit checks for cleared derivatives trading — either with limits on our system or through connectivity to the futures commission merchants.

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Trade Execution:   Trade execution is at the core of our business. We provide marketplaces and tools that facilitate trading by our global clients and streamline their related workflow. Our market specialists and technology team work closely with our clients to continuously innovate and improve their trading practices. The trading protocols we currently offer on our platforms include:

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Request-for-quote.   The multi-dealer request-for-quote, or RFQ, protocol provides institutional clients with the ability to hold a real-time auction with multiple dealers and select the best price. RFQ was pioneered by Tradeweb in 1998 and has been deployed across all of our global interest rate markets, including government bonds, mortgage-backed securities and U.S. agencies. The RFQ is a fully-disclosed trading protocol — both buy-side and sell-side names are known prior to execution. Multi-dealer RFQ assists clients with achieving best execution.

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Request-for-market.   The request-for-market, or RFM, protocol provides institutional clients with the ability to request a two-sided market from a particular dealer. This mirrors the approach of a client calling a specific trader for market prices and rates before showing the direction they want to trade. The RFM has been effective in some of our newer markets, including credit default swap indices, where it is integrated with the RFQ and click-to-trade protocols on a single trading screen.

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Request-for-stream.   The request-for-stream, or RFS, protocol allows multiple dealers to show clients continuously updating rates, in line with market movements, during a client’s request window.

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List trading.   Used by clients with multiple transactions to complete list trading is a highly efficient workflow tool. By executing many trades at once, clients can request prices from multiple dealers to extract the best price and complete the hedging of the trades at one time, saving significant manual effort compared to executing on the telephone.

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Compression.   Clients utilize the interest rate swap compression tool as an efficient means to reduce the number of line items they have outstanding at a clearinghouse by netting offsetting positions in a single transaction. This functionality allows clients to submit up to 250 line items to liquidity providers for simultaneous list pricing, which they can execute, clear and report in one transaction, reducing both their risk and clearing costs. The Tradeweb compression tool is flexible and versatile in design allowing clients to adapt the tool to their workflow and customize for granular swaps.

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Blast all-to-all.   The Blast all-to-all, or A2A, protocol allows clients to send RFQ trade inquiries to all market participants in a given market and receive responses for executions. Trades are exposed to all liquidity providers simultaneously to broaden their liquidity sources. Blast A2A is currently used by our institutional clients in our global credit marketplaces. The Blast A2A functionality provides alert and inquiry monitors so participants are notified of trading opportunities. Clients can send single or list trade inquiries and can receive responses for full or partial fills. Clients can also leverage our AiEX tool in conjunction with this trading protocol.

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Click-to-trade.   The click-to-trade, or CTT, protocol enables a liquidity-taking client to view a set of prices in real-time and click on the price and the dealer with whom they wish to execute. This trading protocol is especially popular with clients that are looking to view a range of executable, real-time prices across dealers.

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Session-based.   The Sweep session-based protocol allows clients to enter orders to be matched against opposite orders at a specified time and price, concentrating market liquidity to a particular point in time. This protocol leverages our broker relationships, technology, pricing from institutional and retail markets and the overall Tradeweb financial ecosystem.

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Central Limit Order Book.   The central limit order book, or CLOB, is a continuous electronic protocol that allows clients to trade on firm bids and offers from other market participants, as well as enter their own resting bids and offers for display to the market participants, typically anonymously.

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Directed streams. The directed streams protocol, which is currently used by our wholesale clients in the On-The-Run U.S. Treasury marketplace, gives clients an efficient alternative to traditional voice and order book trading. Liquidity-taking and liquidity-providing clients can establish data-driven, customized bilateral trading relationships that deliver real-time price discovery and high quality execution. In this matched principal model, clients can connect to a single platform to transact with multiple pools of directed liquidity.

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Inventory-based.   The inventory-based protocol allows liquidity-providing clients to submit a range of bids and offers for particular securities that a counterparty can then look to execute on. These prices are not necessarily updated in real-time but provide a good indication of where the counterparty is likely to complete the trade. This protocol is most commonly deployed in less liquid, security-specific marketplaces, such as our credit and some money marketplaces.

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Voice.   Several products still trade by voice intermediation in the wholesale markets. Our voice brokers provide anonymity and insight for sell side traders and give us valuable high- touch relationships and market understanding and access.

Tradeweb Automated Intelligent Execution is an innovative automated trading technology that allows clients to execute large volumes of trade tickets at high speed using pre-programmed execution rules that are tailored to the client’s trading strategy. Clients use AiEX to efficiently automate high volumes of small, basic trades to free up time and create capacity. In addition, clients apply AiEX to more complex execution strategies to open up new trading opportunities. The trading benefits of AiEX include efficient accelerated execution, better optimization to fine-tune dealer selection and enhanced automated compliance.
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Trade Processing:    Our trade processing technology allows our clients to increase productivity, reduce risk and improve overall performance. Our post-trade solutions allow clients to allocate their trades electronically, including storing and communicating organizational and sub-account settlement, identity and confirmation preference information for processing trades. Our post-trade solutions also make it easier for clients to allocate electronic or phone-executed trades and communicate trade settlement information to dealers, prime brokers, fund administrators and confirmation vendors. Additionally, clients can send trades to clearinghouses and reporting in real-time through third-party middleware or Tradeweb developed direct links. We work side by side with numerous industry partners to achieve direct server-to-server connections. By eliminating manual re-entry of trade and allocation information, our solutions assist clients in reducing failed trades and saving time, effort and money.

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Post-Trade Data, Analytics and Reporting:   Our comprehensive post-trade services include transaction cost analysis, or TCA, best execution reporting, and client performance reports. These powerful tools provide our clients with ways to measure and optimize their trade performance. Our TCA tools monitor the cost effectiveness and quality of execution of trading activities for trades executed on or off Tradeweb. Our post-trade performance reports provide a summary of trading activity including detailed exception reports, price benchmarking and peer group comparisons. In response to MiFID II, we also launched an APA reporting service to allow clients to meet post-trade transparency requirements for off-venue or OTC trading activity. Our APA service provides regulatory pre-trade and post-trade reporting across all asset classes, including those not offered Tradeweb. The APA service also provides venue reporting for clients for Refinitiv’s FX trading venues and Forte Securities.
Strategic Alliances
As part of our culture of collaborative innovation, throughout our history we have also initiated several formal strategic alliances. These alliances have taken several forms, including distribution partnerships, technological alliances and revenue sharing and other financial arrangements. The alliances have allowed us to accelerate our entry into certain new markets, leverage scale of other parties or simply maximize opportunities through joint projects.
Sales and Marketing
We sell and promote our offerings and solutions using a variety of sales and marketing strategies. Our sales organization, which is generally not commission based, follows a team-based approach to covering clients, deploying our product and regional expertise as best dictated by evolving market conditions. The team has historically been organized by client sector and then by region, but as markets have converged, we have increasingly leveraged our global and cross-product expertise to drive growth. Our sales team is responsible for new client acquisition and the management of ongoing client relationships to increase clients’ awareness, knowledge and usage of our trading platforms, new product launches, information and data services and post-trade services. Our sales team is also responsible for training and supporting new and existing clients on their use of our platforms and for educating clients more broadly on the benefits of electronic trading, including how to optimize their trading performance and efficiency through our various trading protocols.
Given the breadth of our global client network, trading volume activity and engagement with regulatory bodies, we regularly work to help educate market participants on market trends, impact of regulatory changes and technology advancements. Our senior executives often provide insight and thought leadership to the industry through conversations with the media, appearances at important industry events, roundtables and forums, submitting authored opinion pieces to media outlets and conducting topical webinars for our clients. We believe this provides a valued service for our constituents and enhances our brand awareness and stature within the financial community.
Additionally, we employ various marketing strategies to strengthen our brand position and explain our offerings, including our public website, advertising, digital and social media, earned media, direct marketing, promotional mailings, industry conferences and hosted events.
Competition
The markets for our solutions continue to evolve and are competitive in the asset classes and geographies in which we operate. We compete with a broad range of market participants globally. Some of these market participants can compete in a particular market, while select others compete against the entire spectrum of our offerings and solutions. In addition, there are other companies that have the platform breadth and global reach that we provide. We believe that our comprehensive offerings, global reach and broad network increasingly differentiate us from other market participants.
We primarily compete on the basis of our expansive client network, domain expertise, breadth of offerings and solutions and ease of integration of our platforms with our client’s technology, as well as the reliablity, security and ease of our platforms and solutions. We face six main areas of competition:
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Other electronic trading platforms:   We compete with a number of other electronic trading venues. These include MarketAxess, Bloomberg, London Stock Exchange Group (“LSEG”) (MTS BondsPro), ICE (Bondpoint, TMC Bonds, Creditex) and others in the credit and municipal markets; Bloomberg, LSEG (MTS BondVision), Nasdaq (Nasdaq Fixed Income), CME Group

(NEX Group) and others in the rates and derivatives markets; and ITG (RFQ-hub) and Bloomberg in the equities and ETF markets. Additionally, new platform providers have entered the market, such as Trumid, trueEX, LiquidityEdge and Liquidnet.
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Exchanges:   In recent years, exchanges have pursued acquisitions that have put them in competition with Tradeweb. For example, ICE recently acquired BondPoint and TMC Bonds, retail-focused platforms, and IDC, a provider of fixed income data, in an effort to expand its portfolio of fixed income products and services. CME Group and Nasdaq also operate exchanges that compete with us. Exchanges also have data and analytics relationships with several market participants, which increasingly put their offerings in direct competition with Tradeweb.

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Inter-dealer brokers:   We compete with inter-dealer brokers, particularly in wholesale markets in asset classes such as MBS, U.S. Treasuries, U.S. repo and products traded on SEFs. Major competitors include TP ICAP, BGC Partners and Tradition. Many of these firms offer voice, electronic and hybrid trading protocols. As larger, full service inter-dealer brokers have consolidated, numerous boutique firms and alternative electronic start-ups are attempting to capture select markets.

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Single-bank systems:   Major global and regional investment and commercial banks offer institutional clients electronic trade execution through proprietary trading systems. Many of these banks expend considerable resources on product development, sales and support to promote their single-bank systems.

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Dealers:   Many of our markets are still traded through traditional voice-based protocols. Institutional investors have historically purchased fixed-income securities, large blocks of equity securities or ETFs, or entered into OTC derivative transactions, by telephoning sales professionals at dealers. We face competition from trading conducted over the telephone between dealers and their institutional clients.

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Market data and information vendors:   Market data and information providers such as Bloomberg, Interactive Data Corporation (now part of ICE) and IHS Markit have a pervasive presence across the financial trading community. Their data and pre-and post-trade analytics compete with offerings we provide to support trading on our marketplaces.

We face intense competition, and we expect competition with a broad range of competitors to continue to intensify in the future. See “Risk Factors — Risks Relating to Our Business and Industry — Failure to compete successfully could materially adversely affect our business, financial condition and results of operations.”
Proprietary Technology
Over the past 20 years, we have collaborated with our clients to continually innovate and evolve with the structure of our markets. This collaboration enables us to remain agile across client sectors, geographies, asset classes and products providing speed to market and a distinct cost and innovation advantage to our clients.
Our systems are built to be scalable, flexible and resilient. Our core software solutions span the trading lifecycle and include pre-trade analytics, trade execution and post-trade data, analytics and reporting, connectivity and straight-through processing.
A significant portion of our operating budget is dedicated to system design, development and operations in order to achieve high levels of overall system performance. We continually monitor our performance metrics and upgrade our capacity configurations and requirements to handle anticipated peak trading activity in our highest volume products.
The key aspects of our proprietary technology infrastructure include facilitating client-driven innovation, launching new solutions quickly and investing in talent, machine learning and AI capabilities. These aspects of our technology lead to the following:
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Nimble product development in collaboration with clients:   Our approach to product development facilitates continuous releases of important product features. This allows us to be opportunistic in what we decide to release at any point in time and inject newly discovered opportunities into the trade lifecycle. We have designed our platforms to be component-based and modular. New components can be built quickly and have detailed monitoring and command capabilities embedded.
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Scalable architecture:    Our scalable architecture was designed to address increased trading activities and evolving market structures in a cost efficient manner. Furthermore, the diversity and breadth of our platforms allow us to expand our capabilities across new markets. We use third-party data centers to more flexibly manage our capacity needs and costs, as well as to leverage security, network and service capabilities.

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Strong disaster recovery and business continuity planning:   We maintain redundant networks, hardware, data centers and alternate operational facilities to address interruptions. We have eight datacenters across the United States, the United Kingdom and Japan. Our data center infrastructure is designed to be resilient and responsive with built-in redundancies.

We have put in place business continuity plans in the event of a significant business disruption or disaster recovery situation to ensure the safety of all employees and resilience of critical systems required for normal operations. The plans cover a range of scenarios and adhere to industry standards and regulatory mandates as outlined by the Interagency Paper on Sound Practices to Strengthen the Resilience of the U.S. Financial System, the SEC’s Regulation Systems Compliance and Integrity, CFTC rules concerning system safeguards and other agencies and entities. Activities covered by the plans include the primary responsible parties at Tradeweb, actions to restore essential systems and applications with target recovery times to accomplish all stated objectives and communications to staff, partners, clients and regulators. The plans are periodically updated based on the most relevant threats to operations and tested to ensure effectiveness during emergency conditions.
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Ongoing security, system monitoring and alerting:    We prioritize security throughout our platforms, operations and software development. We make architectural, design and implementation choices to structurally address security risks, such as logical and physical access controls, perimeter firewall protection and embedded security processes in our systems development lifecycle. Our cyber security program is based on the National Institute of Standards and Technology Cyber Security Framework (the “Framework”). The Framework consists of standards, guidelines and best practices to manage cybersecurity-related risks and promote the protection and resilience of critical infrastructure. Our Global Chief Information Security Officer leads a qualified cyber security team in assessing, managing and reducing the relevant risks to assure critical operations and continuous delivery of service. We constantly monitor connectivity, and our global operations team is alerted if there are any suspect events.

Intellectual Property
Like most companies that develop their technology in-house, we rely upon a combination of copyright, patent, trade secret and trademark laws, written agreements and common law to protect our proprietary technology, processes and other intellectual property.
To that end, we have patents or patents pending in the United States and other jurisdictions related to price discovery, order execution and trade workflows including but not limited to pre-trade activities, market data scenarios, market data distribution, electronic data interchange, financial valuation, detecting trading opportunities, financial matching, order matching, order routing, pool trading, database, search, electronic messaging, prime brokerage, order transmission, electronic trading, tracking and monitoring, net spotting, straight-through-processing and clearing.
In addition, we own, or have filed applications for, the rights to trade names, trademarks, copyrights, domain names and service marks that we use in the marketing of products and services to clients. We have registered for trademarks in many of our markets, including our major markets, with registrations pending in others. Trademarks registered include, but are not limited to, “Tradeweb,” “Dealerweb,” and “Tradeweb Direct.”

We also enter into written agreements with third parties, employees, clients, contractors and strategic partners to protect our proprietary technology, processes and other intellectual property, including agreements designed to protect our trade secrets. Examples of these written agreements include third-party non-disclosure agreements, employee non-disclosure and inventions assignment agreements, licensing agreements and restricted use agreements.
Regulation
Many aspects of our business are subject to regulation in a number of jurisdictions, including the United States, the United Kingdom, Japan, Hong Kong and Singapore. In these jurisdictions, government regulators and self-regulatory organizations oversee the conduct of our business, and have broad powers to promulgate and interpret laws, rules and regulations that may serve to restrict or limit our business. As a matter of public policy, these regulators are tasked with ensuring the integrity of the financial and securities markets and protecting the interests of investors in those markets generally. Rulemaking by regulators, including resulting market structure changes, has had an impact on our business by directly affecting our method of operation and, at times, our profitability.
As registered trading platforms, broker-dealers, introducing brokers and other types of regulated entities as described below, certain of our subsidiaries are subject to laws, rules and regulations (including the rules of self-regulatory organizations) that cover all aspects of their business, including manner of operation, system integrity, anti-money laundering and financial crimes, handling of material non-public information, safeguarding data, capital requirements, reporting, record retention, market access, licensing of employees and the conduct of officers, employees and other associated persons.
Regulation can impose, and has imposed, obligations on our regulated subsidiaries, including our broker-dealer subsidiaries. These increased obligations require the implementation and maintenance of internal practices, procedures and controls, which have increased our costs. Many of our regulators, as well as other governmental authorities, are empowered to bring enforcement actions and to conduct administrative proceedings, examinations, inspections and investigations, which may result in increased compliance costs, penalties, fines, enhanced oversight, increased financial and capital requirements, additional restrictions or limitations, censure, suspension or disqualification of the entity and/or its officers, employees or other associated persons, or other sanctions, such as disgorgement, restitution or the revocation or limitation of regulatory approvals. Whether or not resulting in adverse findings, regulatory proceedings, examinations, inspections and investigations can require substantial expenditures of time and money and can have an adverse impact on a firm’s reputation, client relationships and profitability. From time to time, we and our associated persons have been and are subject to routine reviews, none of which to date have had a material adverse effect on our businesses, financial condition, results of operations or prospects. As a result of such reviews, we may be required to amend certain internal structures and frameworks such as our operating procedures, systems and controls.
The regulatory environment in which we operate is subject to constant change. We are unable to predict how certain new laws and proposed rules and regulations will be implemented or in what form, or whether any changes to existing laws, rules and regulations, including the interpretation, implementation or enforcement thereof or a relaxation or amendment thereof, will occur in the future. We believe that uncertainty and potential delays around the final form of certain new rules and regulations may negatively impact our clients and trading volumes in certain markets in which we transact, although a relaxation of or the amendment of existing rules and requirements could potentially have a positive impact in certain markets. While we generally believe the net impact of the laws, rules and regulations may be positive for our business, it is possible that unintended consequences may materially adversely affect us in ways yet to be determined. See “Risk Factors — Risks Relating to Our Business and Industry — Our business, and the businesses of many of our clients, could be materially adversely affected by new laws, rules or regulations or changes in existing laws, rules or regulations, including the interpretation and enforcement thereof.”
U.S. Regulation
In the United States, the SEC is the federal agency primarily responsible for the administration of the federal securities laws, including adopting and enforcing rules and regulations applicable to broker-dealers. Two of our broker-dealers operate alternative trading systems subject to the SEC’s Regulation ATS, which includes certain specific requirements and compliance responsibilities in addition to those faced by broker-dealers generally. Broker-dealers are also subject to regulation by state securities administrators in those states in which they conduct business or have registered to do business. We are also subject to the various anti-fraud provisions of the Securities Act, the Exchange Act, the Commodity Exchange Act, certain state securities laws and the rules and regulations promulgated thereunder. We also may be subject to vicarious and controlling person liability for the activities of our subsidiaries and our officers, employees and affiliated persons.
The CFTC is the federal agency primarily responsible for the administration of federal laws governing activities relating to futures, swaps and other derivatives including the adoption of rules applicable to SEFs. Our SEFs are subject to regulations that relate to trading and product requirements, governance and disciplinary requirements, operational capabilities, surveillance obligations and financial information and resource requirements, including the requirement that they maintain sufficient financial resources to cover operating costs for at least one year.
Much of the regulation of broker-dealers’ operations in the United States has been delegated to self-regulatory organizations. These self-regulatory organizations adopt rules (which are generally subject to approval by the SEC) that govern the operations of broker-dealers and conduct periodic inspections and examinations of their operations. In the case of our U.S. broker-dealer subsidiaries, the principal self-regulatory organization is FINRA. Accordingly, our U.S. broker-dealer subsidiaries are subject to both scheduled and unscheduled examinations by the SEC and FINRA. In addition, our broker-dealers’ municipal securities-related activities are subject to the rules of the Municipal Securities Rulemaking Board (“MSRB”). In connection with our introducing broker-related activities, we are subject to the oversight of the NFA, a self-regulatory organization that regulates certain CFTC registrants.
Following the 2008 financial crisis, legislators and regulators in the United States adopted new laws and regulations, including the Dodd-Frank Act. Various rules and regulations promulgated following the financial crisis, such as the Volcker Rule and additional bank capital and liquidity requirements, could adversely affect our bank and bank-affiliated dealer clients’ ability to make markets in a variety of products, thereby negatively impacting the level of liquidity and pricing available on our platforms.
In addition, Title VII of the Dodd-Frank Act (“Title VII”) amended the Commodity Exchange Act and the Exchange Act to establish a regulatory framework for swaps, subject to regulation by the CFTC, and security-based swaps, subject to regulation by the SEC. The CFTC has completed the majority of its regulations in this area, most of which are in effect. The SEC has also finalized many of its security-based swap regulations, although a significant number are not yet in effect. Among other things, Title VII rules require certain standardized swaps to be cleared through a central clearinghouse and/or traded on a designated contract market or SEF, subject to various exceptions. Title VII also requires the registration and regulation of certain market participants, including SEFs. As these rules require SEFs to maintain robust front-end and back-office IT capabilities and to make large and ongoing technology investments, and because SEFs may be supported by a variety of voice and auction-based execution methodologies, we expect our hybrid and fully electronic trading capability to perform strongly in such an environment. The SEC has proposed but not yet finalized its rules relating to the registration and regulation of security-based swap execution facilities (“SBSEFs”). If and when the SEC finalizes these rules, we expect that certain of our subsidiaries may be required to register as SBSEFs.
The current administration under President Trump and the Republican Party have sought, and already passed legislation, to roll-back key pieces of the Dodd-Frank Act in an effort to loosen certain regulatory restrictions on financial institutions. Although the current administration has indicated a goal of further reforming aspects of its existing financial services regulations, it is unknown at this time to what extent new legislation will be passed into law or whether pending or new regulatory proposals will be adopted or modified, or what effect such passage, adoption or modification will have, whether positive or negative, on our industry, our clients or us. In particular, there can be no assurance that rules impacting our clients will be amended or repealed, and we continue to expect the industry to be more heavily regulated than it was prior to the 2008 financial crisis.
Non-U.S. Regulation
Outside of the United States, we are currently regulated by: the FCA in the United Kingdom, the Japan Financial Services Agency (the “JFSA”), the Japan Securities Dealers Association (the “JSDA”), the

Securities & Futures Commission (“SFC”) of Hong Kong, the Monetary Authority of Singapore (“MAS”), the Investment Industry Regulatory Organization of Canada and provincial regulators in Canada. We currently have an exemption from the Australian Securities and Investment Commission in Australia (“ASIC”).
The FCA’s strategic objective is to ensure that the relevant markets function well and its operational objectives are to protect consumers, to protect and enhance the integrity of the UK financial system and to promote effective competition in the interests of consumers. It has investigative and enforcement powers derived from the Financial Services and Markets Act 2000 (“FSMA”) and subsequent legislation and regulations. Subject to section 178 of FSMA, individuals or companies that seek to acquire or increase their control in a firm that the FCA regulates is required to obtain prior approval from the FCA.
Much of our derivatives volumes continue to be executed by non-U.S. based clients outside the United States and is subject to local regulations. In particular, the European Union has recently enhanced the existing laws and developed new rules and regulations targeted at the financial services industry, including MiFID II and MiFIR, which were implemented in January 2018 and which introduced significant changes to the EU financial markets designed to facilitate more efficient markets and greater transparency for participants.
Among the other aspects of the regulations, MiFID II and MiFIR: (i) require a significant part of the market in these derivative instruments to trade on regulated trading venues which are subject to transparency regimes, (ii) enhance pre- and post-trade transparency for instruments within the scope of the requirements which have been calibrated for different types of instruments and types of trading, (iii) enhance the transparency of fee structures and access to trading venues, (iv) increase and enhance post-trade reporting obligations with a requirement for “systematic internalisers” to submit certain post-trade data to APAs, (v) provide for the establishment a consolidated tape for certain trade data, (vi) improve technology synchronization and best execution and (vii) enhance investor protection. MiFID II is also intended to help improve the functioning of the EU single market by achieving a greater consistency of regulatory standards. By design, therefore, it is intended that Member States should have very similar regulatory regimes in relation to the matters addressed to MiFID. In addition, the new regulated execution venue category introduced by MiFID II known as the Organized Trading Facility (“OTF”) (in addition to the venue category of Multilateral Trading Facility (“MTF”) for electronic trading) is intended to capture much of the voices and hybrid oriented trading within the EU.
We currently “passport” our UK authorized subsidiary’s FCA regulatory permissions throughout the European Economic Area (“EEA”) and as such this is currently our sole MiFID investment firm with such permissions operating in Europe. In March 2017, following the United Kingdom’s vote to leave the EU, the U.K. Prime Minister gave the European Council of the EU formal written notification of the United Kingdom’s intention to leave the EU, triggering the withdrawal process under Article 50 of the Lisbon Treaty. The effects of Brexit will depend on any agreements the United Kingdom makes to retain access to EU markets, including for financial services, either during a transitional period or more permanently. Negotiations to determine the future terms of the United Kingdom’s relationship with the EU, including the terms of access to EU financial markets, are continuing. We are making all reasonable preparations to ensure, in any scenario, that services can continue to be provided in the UK and throughout the EEA, post-Brexit. Accordingly, we have established a new legal entity in the Netherlands, Tradeweb EU B.V., and will offer services from a new Amsterdam office, subject to regulatory approval. We have applied to the Dutch regulatory authorities to operate an MTF, an OTF and an APA, essentially replicating our current UK regulatory permissions. Following approval, we will operate two MTFs, two OTFs and two APAs in Europe, increasing the complexity of the business.

Capital Requirements
Certain of our subsidiaries are subject to jurisdictional specific regulatory capital requirements, designed to maintain the general financial integrity and liquidity of a regulated entity. In general they require that at least a minimum amount of a regulated entity’s assets be kept in relatively liquid form. Failure to maintain required minimum capital may subject a regulated subsidiary to a fine, requirement to cease conducting business, suspension, revocation of registration or expulsion by the applicable regulatory authorities, and ultimately could require the relevant entity’s liquidation.
Regulatory Status of Tradeweb Entities
Our operations span jurisdictions across North America, Europe and Asia, and we operate through various regulated entities. The current regulatory status of many of our business entities is described below.
Tradeweb LLC is a SEC-registered broker-dealer and a member of FINRA and MSRB. Tradeweb LLC is also a CFTC-registered introducing broker and a member of NFA. Tradeweb LLC relies on the international dealer exemption in the Canadian provinces of Ontario, Alberta, and Manitoba, and is recognized as a foreign trading venue in Switzerland.
TW SEF LLC is a CFTC-registered SEF. TW SEF LLC is formally exempt from registration as an exchange in the Canadian provinces of Alberta, Ontario and Quebec and is recognized as a foreign trading venue in Switzerland. TW SEF LLC is formally exempt from registration by the ASIC with a pending application with ASIC for an Overseas Australian Market Operator License.
Dealerweb Inc. is an SEC-registered broker-dealer, operates an ATS and is a member of FINRA and MSRB. Dealerweb Inc. is also a CFTC-registered introducing broker and a member of NFA. Dealerweb Inc. is recognized as a foreign trading venue in Switzerland.
DW SEF LLC is a CFTC-registered SEF. DW SEF LLC is formally exempt from registration in the Canadian province of Ontario and is recognized as a foreign trading venue in Switzerland.
Tradeweb Direct LLC is an SEC-registered broker-dealer, operates an ATS and is a member of FINRA and MSRB. Tradeweb Direct LLC relies on the international dealer exemption in the Canadian provinces of Ontario and Quebec.
Tradeweb Europe Limited is authorized and regulated in the United Kingdom by the FCA as a MiFID Investment Firm. It has permissions to operate a MTF, an organized OTF and an APA. Tradeweb Europe Limited passports its permissions under MiFID and accordingly provides services throughout the EEA. In addition, Tradeweb Europe Limited is also registered with the CFTC as an introducing broker and is a member of NFA.
The Singapore branch of Tradeweb Europe Limited is regulated by the MAS as a Recognised Market Operator (“RMO”).
The Hong Kong branch of Tradeweb Europe Limited is regulated by the SFC as an Automated Trading Service.
The Australia branch of Tradeweb Europe Limited is currently exempt from registration with ASIC, but, following amendments to the Australian Corporations Act, an application for an Overseas Australian Market Operator License is pending with ASIC.
Tradeweb Commercial Information Consulting (Shanghai) Co., Ltd. is a wholly-owned foreign enterprise (WOFE) in China for the purpose of providing consulting and marketing activities in China. The Tradeweb offshore electronic trading platform is recognized by the People’s Bank of China (PBOC) for the provision of Bond Connect.
Tradeweb Japan KK is regulated by the JFSA and is registered as a Type 1 Financial Instruments Exchange Business Operator (reg. Kanto Local Finance Bureau (Kinsho) No.2997) pursuant to which it has been granted a Proprietary Trading System (PTS) Operator License. It is also a notified Electronic Trading Platform (ETP) operator for IRS intermediary business. Tradeweb Japan KK is a member of the JSDA, which is an authorized self-regulatory body under the Financial Instruments and Exchange Law of Japan, the governing law of the financial services industry in Japan.

Tradeweb EU B.V. has applied to the Netherlands Authority for the Financial Markets (“AFM”) seeking approval to be a MiFID Investment Firm with permissions to operate a MTF, an OTF and an APA. Approval is expected to be provided by the end of 2018 or early 2019. Subject to regulatory approval, Tradeweb EU B.V. will passport its permissions under MiFID and accordingly will provide services throughout the EEA.
Employees
As of September 30, 2018, we had 896 employees, 662 of whom were based in the United States and 234 of whom were based outside of the United States. None of our employees are represented by a labor union. We consider our relationships with our employees to be good and have not experienced any interruptions of operations due to labor disagreements.
Facilities
Our corporate headquarters is located in New York, New York. As of September 30, 2018, our principal offices consisted of the following properties:
Location	Square feet	Lease expiration date	Use
New York, New York	41,062	5/31/2021	Office Space
Jersey City, New Jersey	65,242	12/31/2027	Office Space
London, United Kingdom	16,259	9/30/2024	Office Space
We also lease offices in Los Angeles, California, Boca Raton, Florida and Garden City, New York. Through a shared services agreement with Refinitiv, we lease offices in Boston, Massachusetts and Chicago, Illinois and, outside the United States, in Amsterdam, Tokyo, Hong Kong, Shanghai and Singapore.
Our infrastructure operates out of third-party data centers in Secaucus, New Jersey, Weehawken, New Jersey, Piscataway, New Jersey, Chicago, Illinois and Elk Grove, Illinois and, outside the United States, in Hounslow, United Kingdom, Slough, United Kingdom, Saitama, Japan and Tokyo, Japan.
We believe that our facilities are in good operating condition and adequately meet our current needs, and that additional or alternative space to support future use and expansion will be available on reasonable commercial terms.
Legal Proceedings
From time to time, we are subject to various claims, lawsuits and other legal proceedings, including reviews, investigations and proceedings by governmental and self-regulatory agencies regarding our business. Set forth below is a summary of our currently pending material legal proceedings. While the ultimate resolution of these matters cannot presently be determined, we do not believe that, taking into account any applicable insurance coverage, any of our pending legal proceedings, including the matters set forth below, could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations. However, legal matters are inherently unpredictable and subject to significant uncertainties, some of which are beyond our control. As such, there can be no assurance that the final outcome of any of our pending or future legal proceedings will not have a material adverse effect on our business, financial condition or results of operations, including for any particular reporting period. In addition, regardless of the outcome, legal proceedings may have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
We record our best estimate of a loss, including estimated defense costs, when the loss is considered probable and the amount of such loss can be reasonably estimated. Based on our experience, we believe that the amount of damages claimed in a legal proceeding is not a meaningful indicator of the potential liability. At this time, we cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to, our pending legal proceedings, including the matters described below, and therefore we do not have any contingency reserves established for any of these matters.

IDC Matter
In September 2015, IDC Financial Publishing, Inc. (“IDC”) filed a lawsuit in the United States District Court for the Eastern District of Wisconsin against BondDesk Group LLC and Tradeweb Markets LLC (together, the “Tradeweb Parties”), and Fidelity Global Brokerage Group, Inc., Fidelity Brokerage Services, LLC, and National Financial Services, LLC (collectively, “Fidelity”), captioned IDC Financial Publishing Inc. v. BondDesk Group LLC, et al., Case No. 2:15-cv-01085-PP, relating to the distribution of IDC’s financial strength ratings over Tradeweb’s trading platform to Fidelity, its registered investment advisors and Fidelity’s correspondent banks. IDC alleges that while certain business units of Fidelity were licensed to receive its data via Tradeweb’s platform, the IDC data was also distributed without authorization to Fidelity’s institutional customers for approximately five years. The complaint, as amended, asserts claims for breach of contract and intentional misrepresentation against all of the defendants (as well as a claim of tortious interference with contract against Fidelity). IDC claims to have suffered approximately $80 million in damages and also seeks punitive damages, attorneys’ fees and costs. The defendants answered the complaint denying the claims and asserting various affirmative defenses. The Tradeweb Parties and Fidelity have moved for summary judgment dismissing IDC’s claims and rejecting its damage theory as speculative and contrary to the evidence, and IDC has sought partial summary judgment dismissing several of the Tradeweb Parties’ and Fidelity’s affirmative defenses. Those motions remain pending. The case is scheduled for trial in July 2019. We intend to continue to vigorously defend what we believe to be meritless and excessive claims.
Treasuries Matter
In December 2015, more than 40 substantially similar putative class action complaints filed by individual investors, pension funds, retirement funds, insurance companies, municipalities, hedge funds and banks were consolidated in the United States District Court for the Southern District of New York under the caption In re Treasuries Securities Auction Antitrust Litigation, No. 1:15-md-2673 (S.D.N.Y.) (PGG). In November 2017, the plaintiffs in these consolidated actions filed a consolidated amended complaint in which they allege (a) an “Auction Conspiracy” among primary dealers of United States Treasury securities in auctions for Treasury securities and in the “when-issued” and secondary markets for such securities and other derivative financial products; and (b) a “Boycott Conspiracy” among certain primary dealers and Tradeweb Markets LLC, Tradeweb IDB Markets, Inc. and Dealerweb Inc. (collectively, the “Tradeweb Parties”). The plaintiffs purport to represent two putative classes: an “Auction Class” consisting of all persons who purchased Treasuries in an auction, transacted in Treasuries with a dealer defendant or through an exchange from January 1, 2007 through June 8, 2015, and a “Boycott Class” consisting of all persons who transacted in Treasury securities in the secondary market with a dealer defendant from November 15, 2013 to the present.
The consolidated amended complaint alleges that the Tradeweb Parties participated in the alleged “Boycott Conspiracy” through which certain primary dealers are alleged to have boycotted trading platforms permitting “all-to-all” trading of Treasury securities. The complaint asserts claims against the Tradeweb Parties under Section 1 of the Sherman Antitrust Act and for unjust enrichment under state law and seeks to permanently enjoin the Tradeweb Parties and the dealer defendants from maintaining the alleged “Boycott Conspiracy” and an award of treble damages, costs and expenses.
Defendants filed motions to dismiss in February 2018, including a separate motion to dismiss filed by the Tradeweb Parties. The motions to dismiss are pending. We believe that we have meritorious defenses to the claims set forth in the complaint and intend to continue to vigorously defend our position.
Interest Rate Swaps Matter
In November 2015, Public School Teachers’ Pension and Retirement Fund of Chicago, on behalf of itself and a putative class of other similar purchasers of interest rate swaps (“IRS”), filed a lawsuit in the United States District Court for the Southern District of New York against Tradeweb Markets LLC, ICAP Capital Markets LLC and several investment banks and their affiliates (the “Dealer Defendants”), captioned Public School Teachers’ Pension and Retirement Fund of Chicago v. Bank of America Corporation, Case No. 15-cv-09219 (S.D.N.Y.). Additional plaintiffs, including Tera Group Inc. and Javelin Capital Markets LLC, filed lawsuits and, ultimately, the cases were consolidated under the caption In re Interest Rate Swaps Antitrust Litigation, No. 1:16-md-2704.

The plaintiffs allege that defendants conspired to forestall the emergence of exchange style trading for IRS and seek treble damages and declaratory and injunctive relief under federal antitrust laws with respect to Tradeweb Markets LLC, Plaintiffs alleged that Tradeweb agreed with the Dealer Defendants to shutter its plans to launch an exchange-like trading platform for IRS in furtherance of the conspiracy and provided a forum where the Dealer Defendants carried out their alleged collusion.
Tradeweb Markets LLC and certain other entities were dismissed from the lawsuit in July 2017, following the court’s order and opinion on defendants’ motions to dismiss. In May 2018, the court denied plaintiffs’ request for leave to amend their complaint to reinstate Tradeweb Markets LLC as a defendant, but granted leave to amend to include additional allegations. In October 2018, plaintiffs filed a motion seeking leave to file a proposed fourth amended complaint. They did not seek to name Tradeweb Markets LLC as a defendant but instead purported to reserve all rights with respect to Tradeweb Markets LLC. While Tradeweb Markets LLC is not a party to the litigation, it is actively engaged in third-party discovery and has responded to the parties’ data and document requests. Additionally, in July 2018, the plaintiffs notified the court that they are likely to move for entry of judgment of the dismissed claims. We believe that we have meritorious defenses to any allegations asserted against us in this litigation and, if necessary, intend to vigorously defend our position.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information about our executive officers and directors, including their ages as of December 19, 2018. With respect to our directors, each biography contains information regarding the person’s service as a director, business experience, director positions held currently or at any time during the past five years, information regarding involvement in certain legal or administrative proceedings, and the experience, qualifications, attributes or skills that caused our board of directors to determine that the person should serve as a director of our company.
Name	Age	Position
Lee Olesky	56	Chief Executive Officer and Director
William (“Billy”) Hult	49	President
Enrico Bruni	47	Managing Director, Head of Europe and Asia Business
Douglas Friedman	48	General Counsel and Secretary
Simon Maisey	47	Managing Director, Global Head of Corporate Development
James (“Jay”) Spencer	67	Chief Technology Officer
Robert Warshaw	65	Chief Financial Officer
Scott Zucker	49	Chief Administrative Officer
Lee Olesky
Mr. Olesky is our co-founder and has served as Tradeweb’s Chief Executive Officer and on the board of directors since its formation. Mr. Olesky has been the Chief Executive Officer since September 2008 and on the board of directors of TWM LLC since January 2008. After being our founding Chairman of the Board from 1996 to 1998, Mr. Olesky rejoined the Company in February 2002 in London as President, driving the Company’s expansion in Europe and into the global derivatives markets. He then led the expansion of Tradeweb into Asia, opening offices in Tokyo, Hong Kong and Singapore. Prior to returning to the Company, Mr. Olesky worked at Credit Suisse First Boston from 1993 to 1999 in a variety of management positions, ultimately as Chief Operating Officer for the Fixed Income Americas division. Following his time at Credit Suisse First Boston, from 1999 to 2002, he served as Chief Executive Officer of BrokerTec, an electronic brokerage platform that he co-founded. He received a B.A. from Tulane University and a J.D. from The George Washington University. Mr. Olesky was selected to serve on our board of directors because of the perspective, management, leadership experience and operational expertise in our business that he has developed as our Chief Executive Officer.
Billy Hult
Mr. Hult has served as Tradeweb’s President since its formation and, following the completion of the Reorganization Transactions, will also serve on its board of directors. Mr. Hult has served as the President and on the board of directors of TWM LLC since September 2008. Mr. Hult joined Tradeweb in July 2000 as a product manager and oversaw the creation of our TBA-MBS marketplace. In 2005, Mr. Hult went on to serve as the head of U.S. products overseeing the firm’s expansion into new asset classes. Prior to joining Tradeweb, Mr. Hult held a variety of trading positions at Société Générale from 1997 to 2000. He received a B.A. from Denison University.
Enrico Bruni
Mr. Bruni has served as Managing Director, Head of Europe and Asia Business of TWM LLC since February 2013 and, following the completion of the Reorganization Transactions, will serve in the same position at Tradeweb. Mr. Bruni joined Tradeweb in 2002 and has been instrumental in developing the interest rate swaps business in Europe and Asia. Prior to joining Tradeweb, from 1995 to 2002, Mr. Bruni was at J.P. Morgan where he worked in a number of business and product management roles across the markets division, with particular focus on their e-trading strategy. Mr. Bruni received a business management degree from L. Bocconi University, Milan.

Douglas Friedman
Mr. Friedman has served as Tradeweb’s General Counsel and Secretary since its formation and as the General Counsel of TWM LLC since November 2009, prior to which he served as the Assistant General Counsel of TWM LLC beginning in June 2005. Prior to joining Tradeweb, Mr. Friedman worked in the litigation department of King & Spalding LLP, an international law firm, from 2001 to 2005, where he focused on securities litigation and regulatory investigations. Prior to that, he worked at Cadwalader, Wickersham and Taft LLP and at Gibbons P.C. He received a B.A. from the University of Michigan and a J.D. from Seton Hall University School of Law.
Simon Maisey
Mr. Maisey has served as Managing Director, Global Head of Corporate Development of TWM LLC since May 2016 and, following the completion of the Reorganization Transactions, will serve in the same position at Tradeweb. Prior to that, Mr. Maisey served as Managing Director in Finance and Business Development of TWM LLC beginning in May 2014. Prior to joining Tradeweb, from 1998 to May 2014, Mr. Maisey worked at J.P. Morgan, most recently in the position of Managing Director, eCommerce for the global rates business. In addition, he has also held roles as COO and CFO of J.P. Morgan’s fixed income businesses and served on the TWM LLC board of directors as a J.P. Morgan representative from 2009 to 2014. He holds a MEng (Hons) from the University of Oxford.
Jay Spencer
Mr. Spencer has served as Chief Technology Officer of TWM LLC since February 2008 and, following completion of the Reorganization Transactions, will serve in the same position at Tradeweb. Prior to joining Tradeweb, from 2003 to 2007, Mr. Spencer was Global Chief Information Officer for ICAP and a member of its Global Executive Management team. Previously, Mr. Spencer was the founding Chief Technology Officer of BrokerTec, a position he held from 1999 to 2003, where he worked closely with Mr. Olesky in establishing the business. His extensive electronic trading experience also includes senior product and executive positions at EJV Partners and Fidelity. He received a B.A from the University of North Carolina at Chapel Hill and an M.B.A. from Wake Forest University.
Robert Warshaw
Mr. Warshaw has served as Tradeweb’s Chief Financial Officer since its formation and as the Chief Financial Officer of TWM LLC since May 2011. Mr. Warshaw joined the Company in July 2009 as a managing director and Head of Equities and became Head of Business Development in November 2010. Prior to joining Tradeweb, Mr. Warshaw led venture capital-backed technology startups in the electronic trading, telepresence and social networking fields. Prior to that, he served as Chief Information Officer and a director of Lazard as well as a partner at McKinsey & Company, where he advised large companies in the financial and technology sectors. Mr. Warshaw began his career at the former Andersen Consulting, since renamed Accenture, where he worked on a series of global assignments in the financial sector. He received a B.A. from the University of Pennsylvania and a master of management from the Kellogg School of Management at Northwestern University.
Scott Zucker
Mr. Zucker has served as Tradeweb’s Chief Administrative Officer since its formation and as the Chief Administrative Officer of TWM LLC since November 2009 and, following the completion of the Reorganization Transactions, will serve in the same position at Tradeweb. He joined the company in 2002 as General Counsel. Prior to joining Tradeweb, from 1999 to 2002, Mr. Zucker worked in the Corporate Department of Willkie Farr & Gallagher LLP, an international law firm, providing legal, regulatory and securities law support exclusively to Bloomberg LP. He also worked in the Corporate Department of Robinson, Silverman, Pearce, Aronsohn and Berman LLP (now Bryan Cave Leighton Paisner LLP) from 1996 to 1999, where he specialized in general corporate and securities matters. He received a B.A. from Tufts University and a J.D. from Hofstra University School of Law.
Board Composition
Our business and affairs are managed under the direction of our board of directors. Upon completion of this offering, our board of directors will consist of      directors. In addition, our amended and restated

certificate of incorporation and amended and restated bylaws will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms as follows:
•
the Class I directors will be     ,      and      and their terms will expire at the annual meeting of stockholders for fiscal     ;

•
the Class II directors will be     ,      and      and their terms will expire at the annual meeting of stockholders for fiscal     ; and

•
the Class III directors will be     ,      and      and their terms will expire at the annual meeting of stockholders for fiscal      .

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor or his or her earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.
In addition, we intend to enter into a Stockholders Agreement with      in connection with this offering. This agreement will grant      the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Party Transactions — Stockholders Agreement” for additional information.
Director Independence and Controlled Company Exception
Our board of directors has affirmatively determined that      are independent directors under the rules of the     , and are independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. Our remaining directors are not independent due to          .
After completion of this offering, the Refinitiv Owners will hold Class B common stock and Class D common stock collectively representing a majority of the combined voting power of our total outstanding common stock. As a result, we expect to be a “controlled company” within the meaning of the corporate governance standards of       . Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including:
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the requirement that a majority of our board of directors consist of independent directors;

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the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

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the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•
the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

Following this offering, we intend to utilize certain of these exemptions. As a result, we will not have a majority of independent directors, our nominating and corporate governance committee and compensation committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the applicable stock exchange rules. See “Risk Factors — Risks Relating to This Offering and Ownership of Our Class A Common Stock — We are a “controlled company” within the meaning of the corporate governance standards of       and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements.”
Committees of the Board of Directors
Upon completion of this offering, our board of directors will have three committees: the audit committee; the compensation committee; and the nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The expected composition and functions of the audit committee, compensation committee and nominating and corporate governance committee are described below.

Audit Committee
The members of the audit committee are     , as Chairman,     , and      .      qualifies as our “audit committee financial expert” within the meaning of regulations adopted by the SEC. Our board of directors has also determined that      are “independent” as defined under the      rules and the Exchange Act and rules and regulations promulgated thereunder. The audit committee recommends the annual appointment and reviews the independence of auditors and reviews the scope of audit and non-audit assignments and related fees, the results of the annual audit, accounting principles used in financial reporting, internal auditing procedures, the adequacy of our internal control procedures, related party transactions and investigations into matters related to audit functions. The audit committee is also responsible for overseeing risk management on behalf of our board of directors.
Compensation Committee
The members of the compensation committee are     , as Chairman,      and      . The principal responsibilities of the compensation committee are to review and approve matters involving executive and director compensation, recommend changes in employee benefit programs, authorize equity and other incentive arrangements and authorize our Company to enter into employment and other employee-related agreements.
Nominating and Corporate Governance Committee
The members of the nominating and corporate governance committee are     , as Chairman,     , and      . The nominating and corporate governance committee assists our board of directors in identifying individuals qualified to become board members, makes recommendations for nominees for committees and develops, recommends to the board of directors and reviews our corporate governance principles.
Compensation Committee Interlocks and Insider Participation
None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) of any other company.
Code of Ethics
We have adopted a Code of Ethics and Business Conduct applicable to all of our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and all global employees. Our Code of Ethics and Business Conduct is available on our website at www.tradeweb.com. In the event that we amend or waive certain provisions of our Code of Ethics and Business Conduct applicable to our principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose the same on our website. Our website is not part of this prospectus.

EXECUTIVE COMPENSATION
As an emerging growth company, Tradeweb has opted to comply with the executive compensation rules applicable to “smaller reporting companies,” as defined under the Securities Act. Those rules require compensation disclosure only for Tradeweb’s principal executive officer and its next two most highly compensated executive officers.
The tabular disclosure and discussion that follow describe Tradeweb’s executive compensation program during the most recently completed fiscal year ended December 31, 2018, with respect to Tradeweb’s named executive officers, including: Lee Olesky, Tradeweb’s Chief Executive Officer; William Hult, Tradeweb’s President; and James Spencer, Tradeweb’s Chief Technology Officer (collectively, Tradeweb’s “named executive officers”).
Summary Compensation Table
The following table sets forth the compensation paid to the named executive officers (the “NEOs”) that is attributable to services performed during fiscal year 2018.
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non- Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Lee Olesky Chief Executive Officer	2018	770,000	—	2,952,000	19,933,644	6,400,000	44,526	30,100,170
William Hult President	2018	660,000	—	2,461,250	10,678,738	5,700,000	43,676	19,543,664
James Spencer Chief Technology Officer	2018	400,000		450,000	1,993,364	—	38,222

(1)
Mr. Spencer is entitled to a discretionary annual bonus as described below in “Narrative Disclosure to Summary Compensation Table—Annual Cash Incentive Awards.” The amount included in the “Bonus” column represents the anticipated bonus to be paid in respect of 2018, which will be determined and paid in March 2019.

(2)
The amounts included in the “Stock Awards” column represent the grant date fair value of PRSU awards computed in accordance with FASB ASC Topic 718. Details and assumptions used in calculating the grant date fair value of the PRSU awards may be found in Note 11, “Stock-based Compensation Plans,” to the consolidated financial statements included elsewhere in this prospectus. In addition, assuming that the highest level of performance conditions will be achieved with respect to the PRSUs, the grant date fair value of these awards would have been $4,428,000 for Mr. Olesky, $3,691,875 for Mr. Hult and $675,000 for Mr. Spencer.

(3)
The amounts included in the “Option Awards” column represent the grant date fair value of option awards computed in accordance with FASB ASC Topic 718. Details and assumptions used in calculating the grant date fair value of the option awards may be found in the section titled “Management Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation.”

(4)
The amounts included in the “Non-Equity Incentive Plan Compensation” column reflect Messrs. Olesky and Hult’s annual performance bonuses earned in respect of fiscal year 2018, which amounts are based on performance targets as set forth in their applicable employment agreements for such fiscal years as described below in “—Narrative Disclosure to Summary Compensation Table—Employment Agreements,” and are anticipated to be paid in March 2019.

(5)
The amounts included in the “All Other Compensation” column represent (i) financial planning services, (ii) executive life insurance, (iii) group life insurance, (iv) matching contributions to the

Company’s 401(k) plan, and (v) for Messrs. Olesky and Hult, annual club membership dues. The value of any dividend equivalent rights accrued in respect of PRSU grants to the NEOs are not included in the “All Other Compensation” column because those amounts were factored into the grant date fair value for the relevant PRSU grants.
Narrative Disclosure to Summary Compensation Table
Employment Agreements
Messrs. Olesky and Hult are each party to an employment agreement with TWM LLC, summarized below.
Chief Executive Officer (Lee Olesky)
TWM LLC is party to an employment agreement with Mr. Olesky (the “CEO Employment Agreement”) for the position of Chief Executive Officer of TWM LLC (“CEO”). For as long as he is CEO, Mr. Olesky is entitled to be a member of the board of directors of Tradeweb Markets Inc. (the “Board”). The CEO Employment Agreement provides for an initial term ending on January 1, 2018, subject to automatic one-year extensions unless either TWM LLC or Mr. Olesky provides written notice of intent not to renew at least 90 days prior to the expiration of the then applicable term. The CEO Employment Agreement provides for a base salary of  $770,000 per year, subject to increase at the discretion of the Board and/or the compensation committee of the Board. Mr. Olesky is also eligible to participate in an annual bonus plan, with a target bonus opportunity of  $3.2 million (the “CEO Target Bonus”). Achievement of the CEO Target Bonus is based on TWM LLC’s attainment of certain performance goals set annually by the Board in consultation with Mr. Olesky. The actual amount paid to him can be greater or less than the CEO Target Bonus depending on the extent to which these goals are achieved (or exceeded). For 2018, achievement of the CEO Target Bonus is based on attainment of annual revenue targets and a minimum EBITDA threshold. Mr. Olesky is also entitled to participate in TWM LLC’s executive employee benefit plans, including its PRSU Plan (as described further below), and is entitled to six weeks of paid vacation annually.
The CEO Employment Agreement subjects Mr. Olesky to the following restrictive covenants: (i) non-solicitation of employees of TWM LLC and non-interference with customers and clients of TWM LLC during employment and the Non-Solicitation Period (as defined below); (ii) non-competition during employment and the CEO Non-Competition Period (as defined below); and (iii) perpetual non-disclosure of confidential information. The “CEO Non-Competition Period” means (x) in the event of a termination without Cause or resignation for Good Reason, eighteen (18) months following termination; (y) in the event of a termination without Good Reason, twelve (12) months following termination; provided, that, in respect of clauses (x) and (y) above, Mr. Olesky’s service as a non-executive director or in a similar capacity with respect to a Restricted Enterprise (as defined in the CEO Employment Agreement) is not deemed to be a violation of the noncompetition restriction, unless the Restricted Enterprise is ICAP, MarketAxess, Markit or Bloomberg, in which case such service is not permitted for six (6) months following termination; and (z) in the event of a termination for Cause (i) if pursuant to clauses (a) or (d) of the definition of “Cause,” twelve (12) months following termination, and (ii) if pursuant to clauses (b) or (c) of the definition of  “Cause,” six (6) months following termination. The definitions of  “Cause” and “Good Reason” as defined in the CEO Employment Agreement are described below under “—Additional Narrative Disclosures—Potential Payments upon Termination or Change in Control.” The “Non-Solicitation Period” means, (x) in the event of a termination without Cause or resignation for Good Reason, eighteen (18) months following termination; and (y) in the event of a termination without Good Reason, twelve (12) months following termination.
The CEO Employment Agreement also provides for severance upon certain terminations of employment, as described below under “—Additional Narrative Disclosures—Potential Payments upon Termination or Change in Control.”
President (William Hult)
TWM LLC is party to an employment agreement with Mr. Hult (the “President Employment Agreement” and together with the CEO Employment Agreement, the “Employment Agreements”) for the

position of President of TWM LLC. For as long as he is President, Mr. Hult is entitled to be a member of the Board. The President Employment Agreement provides for an initial term ending on January 1, 2019, subject to automatic one-year extensions unless either TWM LLC or Mr. Hult provides written notice of intent not to renew at least 90 days prior to the expiration of the then applicable term. The President Employment Agreement provides for a base salary of  $660,000 per year, subject to increase at the discretion of the Board and/or the compensation committee of the Board. Mr. Hult is also eligible to participate in an annual bonus plan, with a target bonus opportunity of  $2.85 million (the “President Target Bonus”). Achievement of the President Target Bonus is based on TWM LLC’s attainment of certain performance goals set annually by the Board in consultation with Mr. Hult. The actual amount paid to him can be greater or less than the President Target Bonus depending on the extent to which these goals are achieved (or exceeded). For 2018, achievement of the President Target Bonus is based on attainment of annual revenue targets and a minimum EBITDA threshold. Mr. Hult is also entitled to participate in TWM LLC’s executive employee benefit plans, including its PRSU Plan, and is entitled to six weeks of paid vacation annually.
The President Employment Agreement subjects Mr. Hult to the following restrictive covenants: (i) non-solicitation of employees of TWM LLC and non-interference with customers and clients of TWM LLC during employment and the Non-Solicitation Period; (ii) non-competition during employment and the President Non-Competition Period (as defined below); and (iii) perpetual non-disclosure of confidential information. The “President Non-Competition Period” means (x) in the event of a termination without Cause or resignation for Good Reason, eighteen (18) months following termination; (y) in the event of a termination without Good Reason, twelve (12) months following termination; and (z) in the event of a termination for Cause (i) if pursuant to clauses (a) or (d) of the definition of  “Cause,” twelve (12) months following termination, and (ii) if pursuant to clauses (b) or (c) of the definition of  “Cause,” six (6) months following termination. The definitions of  “Cause” and “Good Reason” as defined in the President Employment Agreement are described below under “—Additional Narrative Disclosures—Potential Payments upon Termination or Change in Control.”
The President Employment Agreement also provides for severance upon certain terminations of employment, as described below under “—Potential Payments upon Termination or Change in Control.”
Annual Cash Incentive Awards
Mr. Spencer is eligible to receive an annual cash bonus in the discretion of TWM LLC’s CEO.
Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan
In connection with this offering, the Board has adopted the Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan (previously the TWM LLC 2018 Share Option Plan), as may be amended from time to time (the “Option Plan”), under which there are 13,912.7333 shares of Class A common stock of the Company (“Shares”) reserved for the issuance of options to purchase Shares (“Options”). The Option Plan was established in connection with the Refinitiv Transaction to recruit and retain key employees and consultants and to motivate key employees, directors and consultants by providing such participating individuals with a proprietary interest in the performance of the Company.
Shares Subject to the Plan.   There are currently 13,912.7333 Shares reserved for issuance under the Option Plan (the “Reserved Shares”). Any Shares related to an Option that lapses or otherwise terminates without issuance of the Shares shall again be available for issuance. Under the Option Plan, as of the date of an IPO (including this offering) of the Company or any of its affiliates (as defined in the Option Plan), the Reserved Shares will no longer be subject to increase, subject to certain provisions of the Option Plan related to technical adjustments. If at any time the Reserved Shares exceeds 8% of the fully diluted equity of the Company (excluding PRSUs granted prior to the date the Option Plan was adopted) (the “Share Cap”), the Reserved Shares will be reduced by such excess.
Administration.   Following an IPO, the Option Plan will be administered by the Compensation Committee of the Board (the “Compensation Committee”). The Compensation Committee has the authority in its discretion to determine the employees, directors and consultants of the Company to whom Options may be granted and in what amounts. The Compensation Committee also has the authority in its discretion to determine the exercise price of Options, the vesting schedules and other conditions of the Option, and the authority to interpret the Option Plan and to make any other determinations it deems necessary under the Option Plan. The Compensation Committee may correct any defect, supply any omission, or reconcile any inconsistency in the Option Plan or in any Option in the manner and to the extent it deems necessary to carry out the intent of the Option Plan. The Compensation Committee’s interpretations and determinations shall be final, binding and conclusive upon all persons.
Plan Term.   The Option Plan became effective on August 6, 2018 and will terminate on the tenth (10th) anniversary thereof, unless earlier terminated by the Board.
Option Price.   The exercise price for Options shall be determined by the Compensation Committee and set forth in the option agreement; provided, that the exercise price per Share under each Option shall not be less than the fair market value of a Share on the date the Option is granted.
Exercisability.   Options granted under the Option Plan shall be exercisable at such time and upon such terms and conditions as may be set forth in the applicable option agreement, but shall not be exercisable after the expiration of 10 years from the date it is granted.
Vesting.   The Compensation Committee shall determine the time or times at which an Option shall become vested and exercisable. To date, all outstanding Options granted under the Option Plan are subject to the following vesting provisions: (i) 50% of the Option vests based over time on continued employment (the “Time-Based Portion”), and (ii) 50% of the Option vests based on satisfying certain performance conditions (the “Performance-Based Portion”), each as further described below.
The Time-Based Portion vests 25% on January 1, 2019 and 25% on each anniversary thereafter until January 2022, and vests in full upon a change of control (as defined in the Option Plan), subject to continued employment on such date, or the participant’s termination without Cause or resignation for Good Reason (as such terms are defined in the Option Plan) within 90 days prior to the consummation of a change in control. In addition, the portions of the Time-Based Portion scheduled to vest on each of January 1, 2021 and January 1, 2022 will vest in the event of an IPO, including this offering, subject to continued employment on such date, or the participant’s termination without Cause or resignation for Good Reason within 90 days prior to the IPO.
For the Performance-Based Portion, (i) 50% is eligible to vest in four equal installments in each of calendar years 2018, 2019, 2020 and 2021 based on achievement of Company EBITDA targets for the applicable calendar year, and (ii) 50% is eligible to vest in four equal installments in each of calendar years 2018, 2019, 2020 and 2021 based on the Company’s achievement for the relevant calendar year of certain revenue targets (the “Revenue-Based Portion”). In the event at least 80% of the applicable revenue target is achieved for a given year, the Revenue-Based Portion will vest as to 0%, based on 80% achievement of target, and 100%, based on full achievement of target, and performance achievement between 80% and 100% of target will vest based on straight-line interpolation from 0% to 100%. To the extent the relevant EBITDA targets and revenue targets are not achieved for any calendar year, the portion of the Performance-Based Portion eligible to become vested for such year shall become vested the first time the relevant EBITDA and revenue targets are fully achieved in a later year, if at all. If a change in control occurs prior to the date the Compensation Committee determines whether the relevant performance-conditions have been achieved for 2021, any portion of the Performance-Based Portion that remains unvested shall be eligible to become vested as of the change of control to the extent the applicable remaining EBITDA targets or revenue targets will have been deemed satisfied as of the change of control (which targets will be calculated based on the Company’s most recent performance and deemed satisfied to the extent the Compensation Committee determines in good faith that the equity value implied in the change in control transaction equals or exceeds the equity value implied by the relevant performance targets). Any remaining unvested portion will be forfeited upon such change of control.
Termination of Employment; Retirement.   The Compensation Committee may determine the terms applicable to an Option following termination of employment. To date, all outstanding Options granted under the Option Plan are subject to the following terms upon certain terminations of employment.
If a participant is terminated for Cause (as defined in the Option Plan) or is in breach of a restrictive covenant in favor of the Company, the Option will be terminated. Upon the termination of the participant’s employment for any reason other than Cause, the portion of the Option that is not vested on the date of termination shall be automatically cancelled by the Company and the vested portion of the Option shall remain outstanding and exercisable for (i) in the case of the participant’s resignation without Good Reason, 45 days following the later of  (x) the date of resignation and (y) the date on which the vested portion of the Option first becomes exercisable, (ii) in the case of a termination of the participant’s employment by the Company without Cause or by the participant for Good Reason, the ninety (90) day period following the later of  (x) the date of termination and (y) the date on which the vested portion of the Option first becomes exercisable, or (iii) in the case of a termination of the participant’s employment on account of death or Disability (as defined in the Option Plan), the one (1) year period following the later of  (x) the date of termination and (y) the date on which the vested portion of the Option first becomes exercisable.
If a participant’s employment has terminated due to retirement, a pro-rata portion (based on days completed in the applicable calendar year through the date of retirement) of the Performance-Based Portion that is otherwise eligible to become vested in the calendar year of retirement shall remain outstanding and shall become vested on the applicable performance-vesting date to the extent the EBITDA target and/or revenue target (as applicable) with respect to the calendar year of retirement is achieved. The vested portion of the Option will then remain outstanding until the expiration of the term (or a breach of restrictive covenants) or until exercised, if earlier.
Method of Exercise of Options & Withholding.   The vested portion of any Option may be exercised by delivering to the Company at its principal office written notice of intent to exercise (an “Exercise Notice”). The notice must specify the number of Shares with respect to which the Option is being exercised (the “Purchased Shares”) and must be accompanied by payment in full of the aggregate exercise price of the vested portion of the Option being exercised in cash or by check or wire transfer; provided, however, that payment of the aggregate exercise price may instead be made, in whole or in part, (A) by the delivery to the Company of a certificate or certificates, book-entry position or other applicable documentation representing Shares having a fair market value (defined as the closing price of a Share on the day before any relevant determination date as reported on the principal nationally recognized stock exchange on which the Shares are traded) on the date of exercise equal to the aggregate exercise price in respect of the Purchased Shares, duly endorsed, which delivery effectively transfers to the Company good and valid title to such Shares, free and clear of any pledge, commitment, lien, claim or other encumbrance (such Shares to be valued on the basis of the aggregate fair market value thereof on the date of such exercise); provided, that the Company is not then prohibited under applicable law, rules or regulations from purchasing or acquiring such Shares, (B) if such exercise occurs prior to the expiration of any underwriters’ lockup associated with an IPO (including this offering) and the participant’s service has not terminated or the participant was terminated without Cause or resigned for Good Reason, by a reduction in the number of Purchased Shares to be issued upon such exercise having a fair market value on the date of exercise equal to the aggregate exercise price in respect of the Purchased Shares, or (C) if such exercise occurs following the expiration of any underwriters’ lockup associated with an IPO, by making arrangements through a registered broker-dealer pursuant to cashless exercise procedures established by the Compensation Committee from time to time, but only if the participant has first requested that the Company “net settle” the Options (using the method described in the foregoing clause (B)) and the Company has declined to do so. An Exercise Notice, once delivered, shall be irrevocable. If a participant’s service terminates other than for Cause following the delivery of an Exercise Notice, the Exercise Notice will be honored by the Company pursuant to the applicable provisions of the participant’s option agreement. For the avoidance of doubt, the participant will not have any rights to distributions or other rights of a shareholder with respect to Shares subject to the Option other than as explicitly set forth in the Option Plan until the participant has given written notice of exercise of the Option, has paid in full for such Shares and, if applicable, has satisfied any other conditions imposed by the Compensation Committee or pursuant to the Option Plan or the participant’s option agreement.
As a condition to the exercise of any portion of the Option, the participant must, with respect to such exercise, remit to the Company any applicable withholding taxes, which the participant my remit by making a “cashless” or “net settlement” election as described below. Prior to the expiration of any underwriters’ lockup associated with an IPO, if the participant’s service has not terminated or the participant was terminated without Cause or resigned for Good Reason, the participant may choose to satisfy such obligations by electing at the time of exercise to reduce the number of Purchased Shares to be issued upon such exercise by a number of Shares having a fair market value on the date of exercise equal to the minimum withholding and employment taxes payable in respect of the Purchased Shares. Following the expiration of any underwriters’ lockup associated with an IPO, the participant may satisfy such obligations by making arrangements through a registered broker-dealer pursuant to cashless exercise procedures established by the Compensation Committee from time to time, but only if the participant has first requested that the Company “net settle” the Options (using the method described in the immediately preceding sentence) and the Company has declined to do so.
Underwriters’ Lockup.   The participant cannot transfer any Shares acquired by the participant under the Option Plan for a period commencing on the day the Company notifies the participant that the Company is in registration under the applicable securities laws until (i) 180 days following the pricing date of an IPO (including this offering) and (ii) 90 days after the pricing date of any subsequent offering or, in each case, (x) such longer period of time as may be reasonably requested by the underwriter(s) in connection with such IPO or subsequent offering and (y) if such IPO or subsequent offering is in connection with a sale or similar corporate transaction, such longer period of time as may be set forth in any lock-up or market stand-off agreement executed by the beneficial owners of at least twenty five percent (25%) of the outstanding Shares immediately before such sale or similar corporate transaction. The participant shall execute and deliver such agreements as may be reasonably requested by the Company or the underwriter(s) that are consistent with the foregoing or which are necessary to give further effect thereto. The Company may impose stop-transfer instructions with respect to the Shares subject to the foregoing restriction until the end of the applicable period.
Adjustments Generally.   In the event of any extraordinary cash or share distribution, or share split, reverse split, reorganization, reclassification, recapitalization, repurchase, issuance of warrants, rights or debentures, merger, consolidation, spin-off, split-up, combination or exchange of shares or other similar exchange, or any distribution to holders of shares or any transaction similar to the foregoing, the Compensation Committee, without liability to any person, shall take such equitable actions as are appropriate in its reasonable judgment to preserve the economic rights of the participant, whether by adjusting the terms of  (including the exercise price of and/or the number of Shares underlying) the Option, the Share Cap, the Reserved Shares or by such other means as the Compensation Committee shall determine.
Adjustments in the Event of Change in Control.   In the event of a change of control, (i) any outstanding Options then held by participants which are unexercisable or otherwise unvested and subject solely to time-based vesting conditions shall automatically be deemed exercisable or otherwise vested upon the consummation of such change of control, and (ii) except as otherwise provided in the applicable option agreement, all outstanding Options shall terminate upon the consummation of the change of control unless provision is made in connection with such transaction (in the sole discretion of the Compensation Committee or the parties to the change of control) for the assumption or continuation of such Options by, or the substitution for such Options with new awards of, the surviving, or successor or resulting entity, or a parent or subsidiary thereof, with such adjustments as to the number and kind of shares or other securities or property subject to such new awards, option and stock appreciation right exercise or base prices, and other terms of such new awards as the Compensation Committee or the parties to the change of control shall agree. In the event that provision is made in writing as aforesaid in connection with a change of control, the Option Plan and the unexercised Options theretofore granted or the new awards substituted therefor shall continue in the manner and under the terms provided in such writing. Notwithstanding the foregoing, except as otherwise provided in the applicable option agreement, vested Options (including those Options that would become vested upon the consummation of the change of control) shall not be terminated upon the consummation of the change of control unless holders of affected Options are provided either (a) a period of at least fifteen (15) calendar days prior to the date of the consummation of the change of control to exercise the Options, or (b) payment (in cash or other consideration upon or following the consummation of the change of control, or, to the extent permitted by Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), on a deferred basis, in each case as determined by the Compensation Committee in its discretion) in respect of each Share covered by the Option being cancelled in an amount equal to the excess, if any, of the per Share consideration to be paid or distributed to shareholders of the Company in the change of control (the value of any non-cash consideration to be determined by the Compensation Committee in good faith) over the exercise price of the Option. If the amount determined pursuant to the foregoing is zero or less, the affected Option may be cancelled without any payment therefor.
Transferability.   Unless otherwise determined by the Compensation Committee, an Option is not transferable or assignable by a participant in the Option Plan other than (i) an assignment or transfer to the participant’s spouse or descendants or any trust, limited partnership or other entity solely for the benefit of the participant or their spouse to descendants, provided that the transferee executes an option agreement, and (ii) by will or the laws of descent and distribution.
Amendment or Termination of the Option Plan.   The Board may amend, alter or discontinue the Option Plan; provided, however, that no alteration or discontinuation may be made without the consent of the participant if such action would diminish any of the rights of such participant under any Option. The Compensation Committee may amend the Option Plan (i) in such a manner as it reasonably deems necessary to comply with applicable law or to avoid the application of any tax penalty and (ii) with the consent of the CEO, without the consent of the participant if so long as any such amendment, alteration or discontinuation treats each similarly situated participant in a materially similar manner.
Option Awards Outstanding under the Option Plan
Each of our NEOs has been granted nonqualified stock options to acquire Shares pursuant to the Option Plan. Each of Messrs. Olesky, Hult and Spencer were granted a nonqualified stock option to purchase 4,869.4567, 2,608.6375 and 486.9457 Shares, respectively, on October 26, 2018. Each of the nonqualified stock options awards granted to Messrs. Olesky, Hult and Spencer was granted with an exercise price of  $28,594.39 per Share.
The option awards vest and become exercisable based on continued employment and achievement of certain performance thresholds, as further described above under “—Narrative Disclosure to Summary Compensation Table—Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan—Vesting.”   In addition, all of the options awarded to our NEOs provide for accelerated vesting upon the occurrence of certain events, as described below in “—Additional Narrative Disclosures—Potential Payments upon Termination or Change in Control.”
Amended & Restated Tradeweb Markets Inc. PRSU Plan
In connection with this offering, the Board has adopted the Amended & Restated Tradeweb Markets Inc. PRSU Plan (previously the TWM LLC PRSU Plan), as may be amended from time to time (the “PRSU Plan”), which provides for the grants of performance-based restricted share units (“PRSUs”). The PRSU Plan was established to recruit and retain key employees and consultants and to motivate key employees, directors and consultants by providing those participating individuals with a proprietary interest in the performance of the Company. Each of our NEOs has been granted PRSUs pursuant to the PRSU Plan. Each of Messrs. Olesky, Hult and Spencer were granted PRSUs on February 26, 2016, May 9, 2017 and February 27, 2018 which vest in full on January 1 of 2019, 2020 and 2021, respectively, as further described below on table titled “Outstanding Equity Awards at Fiscal Year-End.” Following this offering, the Company does not intend to grant any new PRSU awards under the PRSU Plan.
Grant Process.   Grants are communicated to participants as an initial target dollar value and number of PRSUs (determined by dividing the initial target dollar value by the closing price of a Share on the day before the relevant determination date as reported on the principal nationally recognized stock exchange on which the Shares are traded) on or as soon as reasonably practicable following February 15 of the applicable plan year.
Payment & Performance Modifier.   Each year the Compensation Committee establishes an earnings per share target for the applicable calendar year. Based on the extent to which the earnings per share target is achieved (or missed) a “Performance Modifier” between 50% and 150% is established. For the calendar year 2018, the Performance Modifier was 150%. Each award of PRSUs shall entitle the participant to receive a cash payment from the Company calculated by (i) multiplying the number of vested PRSUs subject to the award by the Performance Modifier associated with such award, (ii) multiplying the result in clause (i) by the closing price of a Share on the day before the relevant payment date, as reported on the principal nationally recognized stock exchange on which the Shares are traded on the date of payment and (iii) adding to the result in clause (ii) the product of any dividend equivalent rights payable with respect to the number of PRSUs underlying the award (after applying the Performance Modifier). Payments are made in the month of March following the vesting date related to an award. In all cases, payments shall be made in the calendar year following the applicable vesting date.
In December 2018 the Company agreed with its NEOs and certain other executives that, in lieu of the PRSU payments described above, PRSUs granted to such individuals in 2017 and 2018 will be settled exclusively in Shares, less any withholding and employment taxes associated with the settlement of the PRSUs. Settlement of such PRSUs will occur on February 1 of the year following the year in which the applicable PRSUs vest. Going forward, any PRSUs granted under the PRSU Plan will similarly be settled exclusively in Shares.
Termination of Service.   In the event a participant is terminated prior to the scheduled vesting date, the participant forfeits any right to payment under the award, unless the participant is terminated (i) without Cause (as defined in the PRSU Plan) within 180 days prior to the relevant vesting date, or (ii) due to the participant’s death or disability or retirement (as such terms are defined in the PRSU Plan), in which case the participant will be entitled to retain a pro-rated number of the PRSUs, based on days worked since the beginning of the year in which the grant is made, which will remain eligible to vest.
If a participant’s service is terminated without Cause within six months following a change of control (as defined in the PRSU Plan), that participant’s outstanding PRSUs will vest and continue to be paid out in accordance with the PRSU Plan; provided, however, that if the change of control constitutes a “Qualified Change of Control” (meaning it constitutes a change of control or ownership for purposes of Section 409A of the Code), payment will, subject to the following sentence, be made as soon as practicable after the participant’s termination. In the case of a termination without Cause following a Qualified Change of Control, (i) if the termination occurs more than six months before the end of the applicable vesting period, the Performance Modifier applicable to the participant’s PRSUs shall be deemed to be 100%, and (ii) if the termination occurs within six months of the end of the applicable vesting period, the Performance Modifier shall be determined based on the actual performance of the Company, if it has been finally determined by March 15 following the year of the Qualified Change of Control. Otherwise, the Performance Modifier applicable to the Participant’s PRSUs shall be deemed to be 100%.
Dividend Equivalent Rights.   The PRSUs accumulate dividend equivalent rights in respect of any dividends paid on Shares (on a one Share to one PRSU basis) from January 1 of the applicable calendar year in which the relevant award was granted through the relevant vesting date. To the extent the PRSUs that gave rise to any dividend equivalent right are forfeited upon a termination, those dividend equivalent rights will be forfeited. Dividend equivalent rights accumulated and not forfeited shall be added to, and be paid at the same time as, payments in respect of the related PRSUs as set forth above.
Adjustments in General. In the event of any extraordinary cash or share distribution, or share split, reverse split, reorganization, reclassification, recapitalization, repurchase, issuance of warrants, rights or debentures, merger, consolidation, spin-off, split-up, combination or exchange of shares or other similar exchange, or any distribution to holders of shares or any transaction similar to the foregoing, the Compensation Committee, without liability to any person, shall take such equitable actions as are appropriate in its reasonable judgment to preserve the economic rights of affected participants, whether by adjusting the terms of an award (including the Performance Modifier applicable to such award and the manner of calculation thereof), the maximum dollar value in respect of which PRSUs may be issued at any time under the PRSU Plan, the underlying security to which an award relates or by such other means as the Compensation Committee shall determine.
Adjustments in the Event of a Change of Control.   In the event of a change of control, the Compensation Committee shall either (A) take equitable actions to preserve the economic rights of affected participants as described above in the section title “Adjustments in General” above (which may include, if the Compensation Committee determines it to be equitable, taking no action) or (B) provide that (i) the price per Share (which is generally deemed to be the closing price of a Share on the day before the relevant determination date as reported on the principal nationally recognized stock exchange on which the Shares are traded) for purposes of determining the value of a PRSU shall be fixed at the per Share consideration received in connection with such change of control, and (ii) the Performance Modifier shall be (1) based on actual performance if the change of control is within 12 months of the relevant vesting date, (2) based on the Company’s average earnings per share over the preceding two years if the change of control is between 12 and 24 months from the applicable vesting date, or (3) 100% if the change of control is more than 24 months from the applicable vesting date, and, in the case of either (A) or (B), payment with respect to vested PRSUs shall continue to be made in accordance with the PRSU Plan. Unless the Compensation Committee takes any action to the contrary in connection with a change of control, the vesting conditions applicable to all outstanding awards shall continue to apply (subject to any provisions governing terminations of service).
Adjustments in the Event of a Qualified Change of Control. In the event of a Qualified Change of Control, the Compensation Committee may, within the 30 days preceding or the 12 months following such Qualified Change of Control, accelerate the vesting of all outstanding awards (including related dividend equivalent rights) and make a cash payment in respect thereof to participants within the 12 month period following such action, all to the extent permitted by and in accordance with Section 409A of the Code. If such Qualified Change of Control occurs more than 12 months prior to the end of the vesting period applicable to an award, the Performance Modifier applicable to such award shall be (A) based on the Company’s average earnings per share over the preceding two years if the change of control is between 12 and 24 months from the applicable vesting date, or (B) 100% if the change of control is more than 24 months from the applicable vesting date. If such Qualified Change of Control occurs less than 12 months prior to the end of the vesting period applicable to an award, payment shall not be made until the Performance Modifier applicable to such award has been established (and the Compensation Committee’s resolution to terminate the PRSU Plan shall be made at such time as would permit payment pursuant to the foregoing sentence to be made without violating Section 409A of the Code). In all cases, the value attributable to a PRSU that is liquidated in accordance with this provision will be the per Share consideration received in connection with such change of control.
Transferability.   An award shall not be transferable or assignable by the participant other than by will or by the laws of descent and distribution.
Amendment or Termination of the PRSU Plan.   The Board may amend, alter or discontinue the PRSU Plan, but no amendment, alteration or discontinuation shall be made without the consent of a participant, if such action would diminish any of the rights of such participant under any awards theretofore granted to such participant under the PRSU Plan; provided, however, that the Compensation Committee may amend the PRSU Plan in such manner as it reasonably deems necessary to comply with applicable law or to avoid the application of any tax penalty to any award.
Tradeweb Markets Inc. 2019 Omnibus Equity Incentive Plan
In connection with this offering, the Board has adopted the Tradeweb Markets Inc. 2019 Omnibus Equity Incentive Plan, as may be amended from time to time (the “Equity Plan”), under which equity awards may be made in respect of        shares of Class A common stock of the Company (the “Shares”), consisting of a Share Pool (as defined below) of        Shares (or approximately       % of issued and outstanding Shares on a fully diluted basis after this offering), as described further below in the section titled “—Shares Available.” Under the Equity Plan, awards may be granted in the form of options, restricted stock, restricted stock units, stock appreciation rights, cash-based awards, dividend equivalent rights and share awards.
Administration.   The Equity Plan will be administered by the Compensation Committee. The Compensation Committee shall consist of at least two directors of the Board and may consist of the entire Board. The Compensation Committee will generally consist of at least two directors considered to be non-employee directors for purposes of Section 16 of the Exchange Act.
Plan Term.   The Equity Plan became effective as of the date it was approved by the board of directors on                   , subject to its having been approved by the existing stockholders, and will terminate on the tenth (10th) anniversary thereof, unless earlier terminated by the board of directors.

Eligibility.   Under the Equity Plan, “Eligible Individuals” include officers, employees, consultants, advisors and non-employee directors providing services to the Company and its subsidiaries and affiliates. The Compensation Committee will determine which Eligible Individuals will receive grants of awards.
Incentives Available.   Under the Equity Plan, the Compensation Committee may grant any of the following types of awards to an Eligible Individual: incentive stock options (“ISOs”) and nonqualified stock options (“Nonqualified Stock Options” and, together with ISOs, “Options”); stock appreciation rights (“SARs”); restricted stock grants (“Restricted Stock Grants”); restricted stock units (“RSUs”); Dividend Equivalent Rights; Share Awards; and Cash Based Awards, each as defined below (each type of grant is considered an “Award”).
Shares Available.   Subject to any adjustment as provided in the Equity Plan, up to       Shares may be issued pursuant to Awards granted under the Equity Plan (the “Share Pool”), all of which may be granted pursuant to ISOs. The aggregate number of Shares that may be the subject of Awards (other than Cash Based Awards) granted in any calendar year may not exceed       Shares in the case of an Eligible Individual who is not a non-employee director, or       Shares in the case of a non-employee director. The maximum dollar amount of cash or the fair market value of Shares that may be the subject of Cash Based Awards granted in any calendar year may not exceed $      in the case of an Eligible Individual who is not a non-employee director, or $      in the case of a non-employee director.
If an Award or any portion thereof  (a) expires or otherwise terminates without all of the Shares covered by such Award having been issued or (b) is settled in cash (i.e., the participant receives cash rather than Shares), such expiration, termination or settlement will not reduce (or otherwise offset) the number of Shares that may be available for issuance under the Equity Plan. Any Shares issued pursuant to an Award that are forfeited and returned back to or reacquired by the Company will again become available for issuance under the Equity Plan. Any Shares tendered or withheld to pay the exercise price of an Option or to satisfy tax withholding obligations associated with any Award, shall not become available again for issuance under the Equity Plan.
Stock Options.   The Compensation Committee may grant Options (which may be ISOs or Nonqualified Stock Options) to Eligible Individuals. An ISO is an Option intended to qualify for tax treatment applicable to ISOs under Section 422 of the Code. An ISO may be granted only to Eligible Individuals that are employees of the Company or any of its subsidiaries. A Nonqualified Stock Option is an Option that is not subject to statutory requirements and limitations required for certain tax advantages allowed under Section 422 of the Code.
Vesting and Exercise Periods.   Each Option granted under the Equity Plan may be subject to certain vesting requirements and will become exercisable in accordance with the specific terms and conditions of the Option, as determined by the Compensation Committee at the time of grant and set forth in an Award agreement. The term of an Option generally may not exceed ten years from the date it is granted (five years in the case of an ISO granted to a ten-percent stockholder). Each Option, to the extent it becomes exercisable, may be exercised at any time in whole or in part until its expiration or termination, unless otherwise provided in the applicable Award agreement.
Exercise Price; Method of Exercise.   The purchase price per Share with respect to any Option granted under the Equity Plan shall be determined by the Compensation Committee, provided that it may be not less than the greater of the par value of a Share and 100% of the fair market value of a Share on the date the Option is granted (110% in the case of an ISO granted to a ten-percent stockholder). The exercise price may be paid in (a) cash or its equivalent (e.g., a check), (b) if permitted by the Compensation Committee, the transfer, either actually or by attestation, to the Company of Shares that have been held by the participant for at least six (6) months (or such lesser period as may be permitted by the Compensation Committee) prior to the exercise of the Option, such transfer to be upon such terms and conditions as determined by the Compensation Committee or (c) in the form of other property as determined by the Compensation Committee. In addition, (a) the Compensation Committee may provide for the payment of the exercise through Share withholding as a result of which the number of Shares issued upon exercise of an Option would be reduced by a number of Shares having a fair market value (as defined in the Equity Plan) equal to the exercise price and (b) an Option may be exercised through a registered broker-dealer pursuant to such cashless exercise procedures that are, from time to time, deemed acceptable by the Compensation Committee. The Company will not issue fractional shares.

Limits on Incentive Stock Options.   In order to comply with the requirements for ISOs in the Code, no person may receive a grant of an ISO for stock that would have an aggregate fair market value in excess of $100,000, determined when the ISO is granted, that would be exercisable for the first time during any calendar year. If any grant of an ISO is made in excess of such limit, the Options will be treated as Nonqualified Stock Options according to the order in which they were granted such that the most recently granted Options are first treated as Nonqualified Stock Options.
Stock Appreciation Rights.   The Compensation Committee may grant SARs to Eligible Individuals on terms and conditions determined by the Compensation Committee at the time of grant and set forth in an Award agreement. A SAR may be granted (a) at any time if unrelated to an Option or (b) if related to an Option, either at the time of grant or at any time thereafter during the term of the Option.
Vesting; Amount Payable.   The Compensation Committee will determine the terms by which a SAR will vest and become exercisable which terms will be set forth in an Award agreement. A SAR is a right granted to a participant to receive an amount equal to the excess of the fair market value of a Share on the last business day preceding the date of exercise of such SAR over the fair market value of a Share on the date the SAR was granted. A SAR may be settled or paid in cash, Shares or a combination of each, in accordance with its terms.
Duration.   Each SAR will be exercisable or be forfeited or expire on such terms as the Compensation Committee determines. Except in limited circumstances, a SAR shall have a term of no greater than ten years.
Prohibition on Repricings.   The Compensation Committee will have no authority to (a) make any adjustment or amendment (other than in connection with certain changes in capitalization or certain corporate transactions in accordance with the terms of the Equity Plan, as generally described below) that reduces, or would have the effect of reducing, the exercise price of an Option or SAR previously granted under the Equity Plan or (b) cancel for cash or other consideration any Option whose exercise price or SAR whose base price is greater than the fair market value per share, unless, in either case, the Company’s stockholders approve such adjustment or amendment.
Dividend Equivalent Rights.   The Compensation Committee may grant dividend equivalent rights (“Dividend Equivalent Rights”), either in tandem with an Award or as a separate Award, to Eligible Individuals on terms and conditions determined by the Compensation Committee at the time of grant and set forth in an Award agreement. A Dividend Equivalent Right is a right to receive cash or Shares based on the value of dividends that are paid with respect to the Shares. Amounts payable in respect of Dividend Equivalent Rights may be payable currently or, if applicable, deferred until the lapsing of restrictions on such dividend equivalent rights or until the vesting, exercise, payment, settlement or other lapse of restrictions on the Award to which the Dividend Equivalent Rights relate, provided, however, that a Dividend Equivalent Right granted in tandem with another Award that vests based on the achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the Awards with respect to which such dividends are payable. In the event that the amount payable in respect of Dividend Equivalent Rights is to be deferred, the Compensation Committee shall determine whether such amount is to be held in cash or reinvested in Shares or deemed (notionally) to be reinvested in Shares. Dividend Equivalent Rights may be settled in cash or Shares or a combination thereof, in a single installment or multiple installments, as determined by the Compensation Committee.
Restricted Stock; Restricted Stock Units.   The Compensation Committee may grant either Shares (Restricted Stock) or phantom Shares (RSUs), in each case subject to certain vesting requirements, on terms and conditions determined by the Compensation Committee at the time of grant and set forth in an Award agreement.
Restricted Stock.   Unless the Compensation Committee determines otherwise, upon the issuance of shares of Restricted Stock, the participant shall have all of the rights of a shareholder with respect to such Shares, including the right to vote the Shares and to receive all dividends or other distributions made with respect to the Shares. The Compensation Committee may determine that the payment to the participant of dividends, or a specified portion thereof, declared or paid on such Shares shall be deferred until the lapsing of the restrictions imposed upon such Shares and held by the Company for the account of the participant until such time, provided, however, that a dividend payable in respect of Restricted Stock that vests based on the achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the Restricted Stock with respect to which such dividends are payable. Payment of deferred dividends in respect of shares of Restricted Stock shall be made upon the lapsing of restrictions imposed on the shares of Restricted Stock in respect of which the deferred dividends were paid, and any dividends deferred in respect of any shares of Restricted Stock shall be forfeited upon the forfeiture of such shares of Restricted Stock.
Restricted Stock Units.   Each RSU shall represent the right of the participant to receive a payment upon vesting of the RSU, or on any later date specified by the Compensation Committee, of an amount equal to the fair market value of a Share as of the date the RSU becomes vested, or such later date as determined by the Compensation Committee at the time the RSU is granted (and which will be set forth in the applicable Award agreement). An RSU may be settled or paid in cash, Shares or a combination of each, as determined by the Compensation Committee.
Share Awards.   The Compensation Committee may grant an Award of Shares (“Share Awards”) to an Eligible Individual on such terms and conditions as the Compensation Committee may determine at the time of grant. A Share Award may be made as additional compensation for services rendered by the Eligible Individual or may be in lieu of cash or other compensation to which the Eligible Individual is entitled from the Company. Any dividend payable in respect of a Share Award that vests based on the achievement of performance goals shall be subject to restrictions and risk of forfeiture to the same extent as the Share Award with respect to which such dividends are payable.
Cash Based Awards. The Compensation Committee may grant awards initially denominated by reference to a specified amount of cash (“Cash Based Awards”) to an Eligible Individual. Cash Based Awards are contingent upon the attainment of specified conditions as may be determined by the Compensation Committee, and represent the right to receive payment of the specified dollar amount or a percentage or multiple of the specified dollar amount as determined pursuant to the applicable Award agreement. The Compensation Committee may at the time a Cash Based Award is granted specify a maximum amount payable in respect of a vested Cash Based Award. Each Award agreement will specify the conditions which must be satisfied in order for the Cash Based Award to vest and the circumstances under which the award will be forfeited. Payments in respect of the Cash Based Awards will be at such time or times as the Compensation Committee may determine following vesting of the Award. Such payments may be made entirely in Shares valued at their fair market value (as defined in the Equity Plan), entirely in cash or in such combination of Shares and cash as the Compensation Committee in its discretion shall determine at any time prior to such payment.
Adjustments upon Changes in Capitalization.   In the event that the outstanding Shares are changed into or exchanged for a different number or kind of Shares or other stock or securities or other equity interests of the Company or another corporation or entity, whether through merger, consolidation, reorganizations, recapitalization, reclassification, stock dividend, stock split, reverse stock split, substitution or other similar corporate event or transaction, or an extraordinary dividend or distribution by the Company in respect of its Shares or other capital stock or securities convertible into capital stock, cash, securities or other property, the Compensation Committee shall determine the appropriate adjustments, if any, to (a) the maximum number and kind of shares of stock or other securities or other equity interests as to which Awards may be granted under the Equity Plan, (b) the maximum number and class of Shares or other stock or securities that may be issued upon exercise of ISOs, (c) the number and kind of Shares or other securities covered by any or all outstanding Awards that have been granted under the Equity Plan, and (d) the option price of outstanding Options and the base price of outstanding SARs.
Effect of Change in Control or Certain Other Transactions.   Generally, the Award agreement evidencing each Award will provide any specific terms applicable to that Award in the event of a Change in Control of the Company (as defined below). Unless otherwise provided in an Award agreement, in connection with a merger, consolidation, reorganization, recapitalization or other similar change in the capital stock of the Company, or a liquidation or dissolution of the Company (each, a “Corporate Transaction”) (a Corporate Transaction may be a transaction that is also a Change in Control), Awards shall either: (a) continue following such Corporate Transaction, which may include, in the discretion of the Compensation Committee or the parties to the Corporate Transaction, the assumption, continuation or substitution of the Awards, in each case with appropriate adjustments to the number, kind of shares, and exercise prices of the Awards; or (b) terminate.
For purposes of the Equity Plan, “Change in Control” generally means the occurrence of any of the following events with respect to the Company: (a) any person (other than directly from the Company) first acquires securities of the Company representing fifty percent or more of the combined voting power of the Company’s then outstanding voting securities, other than an acquisition by certain employee benefit plans, the Company or a related entity, or any person in connection with a non-control transaction; (b) a majority of the members of the board of directors is replaced by directors whose appointment or election is not endorsed by a majority of the members of the board of directors serving immediately prior to such appointment or election; (c) any merger, consolidation or reorganization, other than in a non-control transaction; (d) a complete liquidation or dissolution or (e) sale or disposition of all or substantially all of the assets. A “non-control transaction” generally includes any transaction in which (i) stockholders immediately before such transaction continue to own at least a majority of the combined voting power of such resulting entity following the transaction; (ii) a majority of the members of the board of directors immediately before such transaction continue to constitute at least a majority of the board of the surviving entity following such transaction or (iii) with certain exceptions, no person other than any person who had beneficial ownership of more than fifty percent of the combined voting power of the Company’s then outstanding voting securities immediately prior to such transaction has beneficial ownership of more than fifty percent of the combined voting power of the surviving entity’s outstanding voting securities immediately after such transaction.
Options and SARs.   If Options or SARs are to terminate in the event of a corporate transaction, the holders of vested Options or SARs must be provided either (a) fifteen days to exercise their Options or SARs or (b) payment (in cash or other consideration) in respect of each Share covered by the Option or SAR being cancelled in an amount equal to the excess, if any, of the per Share price to be paid to stockholders in the Corporate Transaction over the price of the Option or the SAR. If the per Share price to be paid to stockholders in the Corporate Transaction is less than the exercise price of the Option or SAR, the Option or SAR may be terminated without payment of any kind. The holders of unvested Options or SARs may also receive payment, at the discretion of the Compensation Committee, in the same manner as described above for vested Options and SARs. The Compensation Committee may also accelerate the vesting on any unvested Option or SAR and provide holders of such Options or SARs a reasonable opportunity to exercise the Award.
Other Awards.   If Awards other than Options and SARs are to terminate in connection with a corporate transaction, the holders of vested Awards will be provided, and holders of unvested Awards may be provided, at the discretion of the Compensation Committee, payment (in cash or other consideration upon or immediately following the Corporate Transaction, or, to the extent permitted by Section 409A of the Code, on a deferred basis) in respect of each Share covered by the Award being cancelled in an amount equal to the per Share price to be paid to stockholders in the Corporate Transaction, where the value of any non-cash consideration will be determined by the Compensation Committee in good faith.
The Compensation Committee may, in its sole discretion, provide for different treatment for different Awards or Awards held by different parties, and where alternative treatment is available for a participant’s Awards, may allow the participant to choose which treatment will apply to his or her Awards.
Transferability.   The Equity Plan generally restricts the transfer of any Awards, except (a) transfers by will or the laws of descent and distribution or (b) to a beneficiary designated by the participant, to whom any benefit under the Equity Plan is to be paid or who may exercise any rights of the participant in the event of the participant’s death before he or she receives any or all of such benefit or exercises an Award.
Amendment or Termination of the Equity Plan.   The Equity Plan may be amended or terminated by the Board without shareholder approval unless shareholder approval of the amendment or termination is required under applicable law, regulation or exchange requirement. No amendment may materially and adversely alter or materially impair any Awards that had been granted under the Equity Plan prior to the amendment without the impacted participant’s consent. The Equity Plan will terminate on the tenth anniversary of its effective date; however, when the Equity Plan terminates, any applicable terms will remain in effect for administration of any Awards outstanding at the time of the Equity Plan’s termination.

Forfeiture Events; Clawback.   The Compensation Committee may specify in an Award agreement that the participant’s rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture, clawback or recoupment upon the occurrence of certain specified events or as required by law, in addition to any otherwise applicable forfeiture provisions that apply to the Award.
Outstanding Equity Awards at Fiscal Year-End
The following table summarizes the number of securities underlying the equity awards held by each of the NEOs as of the fiscal year ended December 31, 2018.
		Option awards					Stock awards
Name	Year of Grant	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)
Lee Olesky	2016	—	—	—	—	—	115.12(1)	3,291,786.18(2)
	2017	—	—	—	—	—	137.686(3)	3,937,047.18(4)
	2018	—	2,434.72835	2,434.72835	28,594.39	10/26/28(5)	149.55(6)	4,276,291.02(7)
William Hult	2016	—	—	—	—	—	95.933(1)	2,743,145.62(8)
	2017	—	—	—	—	—	114.738(3)	3,280,863.12(9)
	2018	—	1,304.31875	1,304.31875	28,594.39	10/26/28(5)	124.688(6)	3,565,377.30(10)
James Spencer	2016	—	—	—	—	—	22.573(1)	645,461.17(11)
	2017	—	—	—	—	—	25.712(3)	735,218.96(12)
	2018	—	243.47285	243.47285	28,594.39	10/26/28(5)	22.797(6)	651,866.31(13)

(1)
Represents PRSUs which will vest in full on January 1, 2019, subject to continued employment.

(2)
Mr. Olesky has accrued dividend equivalent rights valued at $315,314 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

(3)
Represents PRSUs which will vest in full on January 1, 2020, subject to continued employment.

(4)
Mr. Olesky has accrued dividend equivalent rights valued at $259,400 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

(5)
Each NEO received a grant of options on October 26, 2018, which vest as follows: (i) 50% vests based over time on continued employment, vesting 25% on January 1, 2019 and 25% on each anniversary thereafter until January 2022, with accelerated vesting for the tranches scheduled to vest on January 1, 2021 and January 1, 2022 upon the effectiveness of this offering and (ii) 50% vests based on satisfying certain performance conditions, including achievement of EBITDA and revenue targets, for calendar years 2018, 2019, 2020 and 2021, as further described above under “—Narrative Disclosure to Summary Compensation Table—Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan—Vesting.”

(6)
Represents PRSUs which will vest in full on January 1, 2021, subject to continued employment.

(7)
Mr. Olesky has accrued dividend equivalent rights valued at $133,399 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

(8)
Mr. Hult has accrued dividend equivalent rights valued at $262,762 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

(9)
Mr. Hult has accrued dividend equivalent rights valued at $216,167 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

(10)
Mr. Hult has accrued dividend equivalent rights valued at $111,221 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

(11)
Mr. Spencer has accrued dividend equivalent rights valued at $61,826 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

(12)
Mr. Spencer has accrued dividend equivalent rights valued at $48,441 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

(13)
Mr. Spencer has accrued dividend equivalent rights valued at $20,335 in respect of this grant of PRSUs, to be paid at the time the award itself settles.

Additional Narrative Disclosures
Retirement Benefit Programs
The Company maintains a tax-qualified defined contribution plan (the “401(k) Plan”) that provides retirement benefits to employees, including matching contributions. The NEOs are eligible to participate in the 401(k) Plan on the same terms as other participating employees.
Potential Payments upon Termination or Change in Control
Severance under Employment Agreements
Pursuant to the terms of the Employment Agreements, each of Messrs. Olesky and Hult are entitled to receive certain payments in connection with certain termination events.
In the event that (i) Mr. Olesky or Mr. Hult is terminated by TWM LLC without Cause (as defined below), (ii) Mr. Olesky or Mr. Hult resigns for Good Reason (as defined below), (iii) TMW LLC elects not to renew Mr. Olesky or Mr. Hult’s Employment Agreement prior to its expiration or any subsequent renewal term and Mr. Olesky or Mr. Hult’s Employment Agreement and Mr. Olesky or Mr. Hult’s employment is terminated or (iv) Mr. Olesky or Mr. Hult’s employment is terminated due to his death or Disability (as defined in the applicable Employment Agreement), each of Mr. Olesky and Mr. Hult are entitled to (A) continuation of their base salary for eighteen (18) months following termination, (B) the CEO Target Bonus or President Target Bonus, as applicable, payable in equal installments over eighteen (18) months, (C) a pro rata bonus for the year of termination based on actual TWM LLC performance for the year of termination, payable at the time when bonuses are otherwise paid, (D) continuation of healthcare benefits for eighteen (18) months, and (E) any earned but unpaid base salary, accrued vacation pay and unreimbursed business expenses and other benefits payable in accordance with TWM LLC policies. Payment of the severance benefits described above is subject to each of Mr. Olesky and Mr. Hult’s continued compliance with the restrictive covenants included in the applicable Employment Agreement, and their execution of a release of claims.
For purposes of the Employment Agreements, “Cause” means any of the following that remains uncured (if curable) for ten (10) days after the executive’s receipt of written notice thereof from TWM LLC: (a) the executive has engaged in dishonesty, gross negligence or willful misconduct of more than a de minimis nature, in each case, with regard to TWM LLC that is demonstrably injurious to TWM LLC; (b) the executive has failed to attempt, in good faith, to substantially perform his duties with TWM LLC (other than as a result of the executive’s physical or mental incapacity); (c) the executive has failed to attempt, in good faith, to follow the lawful written direction of, for Mr. Olesky, the Board and for Mr. Hult, the Chief Executive Officer; or (d) the executive has been convicted of, or entered a plea of guilty or no contest to, a felony (other than as a result of vicarious liability or a traffic infraction).
For purposes of the Employment Agreements, “Good Reason” means any of the following that remains uncured (if curable) for ten (10) days after TWM LLC’s receipt of written notice thereof from the executive: (a) the executive is serving in a position below, for Mr. Olesky, Chief Executive Officer (or is not reporting directly to the Board) and for Mr. Hult, President; (b) a material diminution of the executive’s duties, responsibilities or authority or the assignment to the executive of duties or responsibilities that are materially adversely inconsistent with the executive’s then position; (c) TWM LLC has reduced the executive’s annual salary or annual bonus target; (d) TWM LLC has required the executive to relocate his principal place of employment by more than fifty (50) miles; or (e) any material breach by TWM LLC of the Employment Agreement. In addition, for Mr. Olesky, “Good Reason” means a sale of TWM LLC (whether by merger, share sale or sale of all or substantially all of its assets).
Pursuant to the Employment Agreements, in the event that any of the payments or benefits provided by TWM LLC or any affiliate to TWM LLC (whether pursuant to the terms of the Employment Agreement or any equity compensation or other agreement with the Company or any affiliate) would constitute “parachute payments” (“Parachute Payments”) within the meaning of Section 280G of the Code, and would be subject to the excise tax imposed under Section 4999 of the Code or any interest or penalties with respect to such excise tax (collectively, the “Excise Tax”), then such Parachute Payments to be made to Messrs. Olesky and Hult shall be payable either (1) in full or (2) as to such lesser amount which would result in no portion of such Parachute Payments being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the executive’s receipt on an after-tax basis, of the greatest amount of economic benefits under the Employment Agreement, notwithstanding that all or some portion of such benefits may be subject to the Excise Tax. If a reduction in the Parachute Payment is necessary, then the reduction shall occur in accordance with the terms of the Employment Agreement.
Equity Awards
Each of our NEOs has been granted an Option under the Option Plan (described above under “—Narrative Disclosure to Summary Compensation Table—Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan”). Each of the Options granted to our NEOs fully vest as to the Time-Based Portion of the Option upon a change of control (as defined in the Option Plan), or upon the NEO’s termination without Cause or resignation for Good Reason within 90 days prior to the change of control. In addition, in the event of a change in control prior to the date the Compensation Committee determines whether the relevant performance-conditions for the Performance-Based Portion of such Option have been achieved for 2021 (as further described above under “—Narrative Disclosure to Summary Compensation Table—Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan—Vesting”) any portion of the Performance-Based Portion that remains unvested shall be eligible to become vested as of the change of control to the extent the applicable remaining EBITDA targets or revenue targets will have been deemed satisfied as of the change of control (which targets will be calculated based on the Company’s most recent performance and deemed satisfied to the extent the Compensation Committee determines in good faith that the equity value implied in the change in control transaction equals or exceeds the equity value implied by the relevant performance targets).
Each of our NEOs has been granted PRSUs under the PRSU Plan (as described above under “—Narrative Disclosure to Summary Compensation Table—Amended & Restated Tradeweb Markets Inc. PRSU Plan”). In the event an NEO is terminated (i) without Cause (as defined in the PRSU Plan) within 180 days prior to the relevant vesting date, or (ii) due to the participant’s death or disability or retirement (as such terms are defined in the PRSU Plan), the NEO will be entitled to retain a pro-rated number of the PRSUs, based on days worked for the vesting period, which will remain eligible to vest. In the event the NEO’s service is terminated without Cause within six months following a change of control (as defined in the PRSU Plan), any outstanding PRSUs will vest and continue to be paid out in accordance with the PRSU Plan; provided, however, that if the change of control constitutes a “Qualified Change of Control” (as defined above), payment applicable to the PRSU will be made as soon as practicable after the participant’s termination, as further described above under “—Narrative Disclosure to Summary Compensation Table—Amended & Restated Tradeweb Markets Inc. PRSU Plan—Termination of Service.”
Compensation of Directors
The directors of TWM LLC for fiscal year 2018 included Lee Olesky, William Hult, Debra Walton, Steve Leith, Richard Lee, Christopher Conetta, Bill Hartnett, Rob Huntington, Rana Yared, Thomas Pluta, Patrick Haskell (Chairman), Simon Wilson and Paolo Croce. The director of Tradeweb Markets Inc. for fiscal year 2018 was Lee Olesky. None of these individuals received any compensation for their service as directors in fiscal year 2018.

PRINCIPAL STOCKHOLDERS
The following table sets forth information regarding the beneficial ownership of our Class A common stock, our Class B common stock and our Class D common stock, after the completion of the Reorganization Transactions, including this offering, for:
•
each person or entity who is known by us to beneficially own more than 5% of our Class A common stock, our Class B common stock or our Class D common stock;

•
each of our directors and named executive officers; and

•
all of our directors and executive officers as a group.

As described in “The Reorganization Transactions” and “Certain Relationships and Related Party Transactions,” each Continuing LLC Owner will be entitled to have its LLC Interests redeemed for Class A common stock or Class B common stock on a one-for-one basis or, at the option of Tradeweb, cash equal to the volume weighted average market price of the applicable number of our shares of Class A common stock. In connection with this offering, we will issue to each Continuing LLC Owner for nominal consideration one share of Class D common stock for each LLC Interest it owns. As a result, the number of shares of Class D common stock listed in the table below correlate to the number of LLC Interests each such Continuing LLC Owner will own immediately after this offering. There will be no outstanding shares of our Class C common stock upon completion of this offering. See “The Reorganization Transactions.”
The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above, held by such person that have vested or will vest within 60 days of the date of this prospectus are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, the address of all listed stockholders is c/o Tradeweb Markets Inc., 1177 Avenue of the Americas, New York, New York 10036. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.
	Shares of Class A common stock Beneficially Owned			Shares of Class B common stock Beneficially Owned		Shares of Class D common stock Beneficially Owned		Combined Voting Power
Name of beneficial owner	Number	%(1)	%(2)	Number	%(1)	Number	%(1)	%(1)	%(2)
5% Stockholders
Entities affiliated with Refinitiv
Directors and Named Executive Officers
Lee Olesky
Billy Hult
Jay Spencer
All executive officers and directors as a group ( persons)

(1)
Assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

(2)
Assumes full exercise by the underwriters of their option to purchase additional shares of Class A common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of transactions since January 1, 2015 to which we were a party in which the amount involved exceeded or will exceed $120,000, and in which any of our executive officers, directors, Bank Stockholders or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or amounts that would be paid or received, as applicable, in arm’s-length transactions with unrelated third parties.
Transactions with Refinitiv/Thomson Reuters
We maintain a shared services agreement with Refinitiv (formerly Thomson Reuters), which indirectly owns a majority of our equity interests. Under the terms of the agreement, Thomson Reuters historically provided us with certain legal, compliance, regulatory, human resources, technology, content, financial, accounting, sales and customer support and administrative services. Following this offering, we expect Refinitiv will continue to provide data and insurance and, at least in the near term, office space and related services. The shared services agreement was amended in June 2016 to continue to be in effect in perpetuity, except that the agreement will automatically terminate upon termination of the market data license agreement. In addition, either party can terminate the shared services agreement with respect to one or more services upon written notice delivered, in the case of termination effective at the end of the then-current calendar year, 90 days prior to the end of such calendar year or, in the case of termination effective at any other date, at least 6 months prior to such date. During the nine months ended September 30, 2018 and each of the years ended December 31, 2017, 2016 and 2015, we incurred fees of $3.2 million and $4.3 million per year relating to this agreement. These fees are included in occupancy and general and administrative expenses in our consolidated statements of income included elsewhere in this prospectus.
We maintain a market data license agreement with Refinitiv (formerly Thomson Reuters), pursuant to which we earn license fees and royalties. Under the terms of this agreement, we provide Refinitiv with certain real-time market data feeds for multiple fixed income and derivatives products under an exclusive license pursuant to which Refinitiv redistributes such market data to its customers on its Eikon platform and through direct feeds. We also earn royalties from Refinitiv for referrals of new Eikon customers based on customer conversion rates as well as sales of non-exclusive licensed data. The market license data agreement was amended and restated effective November 1, 2018 for a minimum term of five years with a transition year if the agreement is not renewed or extended. The agreement includes customary termination provisions, including in the event of a material breach that is not cured within 30 days of receipt of written notice. During the nine months ended September 30, 2018 and the years ended December 31, 2017, 2016 and 2015, we earned approximately $36.9 million, $50.1 million, $50.6 million and $52.2 million, respectively, of revenue under this agreement.
We are party to a master agreement with Refinitiv (formerly Thomson Reuters) and the Bank Stockholders, which was entered into in connection with the initial investment in our business by the Bank Stockholders and subsequently amended in connection with restructurings of our business and additional investments by the Bank Stockholders. Under the master agreement, each party is subject to confidentiality obligations regarding both the nonpublic information of our business and the terms of those definitive agreements, subject to customary disclosure exceptions. In addition, the master agreement prohibits Refinitiv from establishing, investing in, or acting as primary business operator or manager of, an electronic trade execution platform for trading in fixed income securities or equity derivatives for so long as Refinitiv continues to directly or indirectly own a majority of our equity interests, subject to certain exceptions.
We reimburse affiliates of Thomson Reuters for expenses paid on our behalf for various services including payroll, marketing, professional fees, communications, data costs and certain other administrative services. For the nine months ended September 30, 2018 and the years ended December 31, 2017, 2016 and 2015, we reimbursed such affiliates approximately $28.7 million, $38.4 million, $34.4 million and $31.0 million, respectively, for these expenses.

In 2013, we borrowed $29.3 million from a subsidiary of Thomson Reuters under a convertible term note. Interest charged on the outstanding borrowings was the greater of LIBOR or 150 basis points, plus 300 basis points per annum, and was reset and payable quarterly. During 2017, Thomson Reuters converted all outstanding borrowings into 1,835.122 Class A Shares at the price of  $15,958 per share. During the years ended December 31, 2017, 2016 and 2015, the interest rate charged was 4.50% per annum. We paid and expensed approximately $0.5 million, $1.3 million and $1.3 million of interest related to this note during the years ended December 31, 2017, 2016 and 2015, respectively.
Transactions with Bank Stockholders
During the nine months ended September 30, 2018 and the years ended December 31, 2017, 2016 and 2015, we earned $34,000, $40,000, $80,000 and $83,000, respectively, of interest income from money market funds invested with and savings accounts deposited with affiliates of the Bank Stockholders. Interest rates earned on the money market and savings accounts are comparable to rates offered to third parties.
During the nine months ended September 30, 2018 and the years ended December 31, 2017, 2016 and 2015, we earned approximately $211.2 million, $232.4 million, $211.7 million and $220.1 million, respectively, of transaction fees, subscription fees and commissions from affiliates of the Bank Stockholders. Over the same period, none of the Bank Stockholders accounted for more than 10% of our revenues.
Transactions with Certain Original LLC Owners
In 2014, we issued Class A Shares and unvested Class P1-(A) Shares to some of the Bank Stockholders as a result of a $120.0 million capital contribution to facilitate our expansion into new credit products. In connection with this investment, certain employees also invested $5.3 million in us and were issued Class C Shares and unvested Class P1-(C) Shares. The Class P1-(A) Shares and Class P-1(C) Shares vested on July 31, 2018 upon the achievement of specific revenue earnout milestones related to the growth of specified credit products, with a value of  $156.2 million.
Immediately following this offering, we will use the net proceeds from this offering to purchase                       issued and outstanding LLC Interests from certain of the Other LLC Owners. The following table sets forth the cash proceeds that certain of the Other LLC Owners will receive from the purchase by us of LLC Interests with the net proceeds of this offering, based on the midpoint of the price range set forth on the cover page of this prospectus:
Name	Number of LLC Interests, assuming the underwriters’ option to purchase additional shares of Class A common stock is not exercised	Cash Proceeds ($)	Number of LLC Interests, assuming the underwriters’ option to purchase additional shares of Class A common stock is exercised in full	Cash Proceeds ($)

Related Party Transactions Entered Into in Connection With This Offering
In connection with the Reorganization Transactions, we will engage in certain transactions with certain of our directors, executive officers and other persons and entities which are holders of 5% or more of our voting securities. These transactions are described in “The Reorganization Transactions.”
TWM LLC Agreement
We will operate our business through TWM LLC and its subsidiaries. In connection with the completion of this offering, we and the Original LLC Owners will enter into TWM LLC’s fifth amended and restated limited liability company agreement, which we refer to as the “TWM LLC Agreement.” The operations of TWM LLC, and the rights and obligations of the holders of LLC Interests, will be set forth in the TWM LLC Agreement.

Appointment as Manager.   Under the TWM LLC Agreement, we will become a member and the sole manager of TWM LLC. As the sole manager, we will be able to control all of the day-to-day business affairs and decision-making of TWM LLC without the approval of any other member, unless otherwise stated in the TWM LLC Agreement. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of TWM LLC and the day-to-day management of TWM LLC’s business. Pursuant to the terms of the TWM LLC Agreement, we cannot, under any circumstances, be removed as the sole manager of TWM LLC except by our election.
Compensation.   We will not be entitled to compensation for our services as manager. We will be entitled to reimbursement by TWM LLC for fees and expenses incurred on behalf of TWM LLC, including all expenses associated with this offering and maintaining our existence as a separate legal entity.
Recapitalization.   The TWM LLC Agreement recapitalizes the units currently held by the existing members of TWM LLC into a new single class of common membership units, which we refer to as the “LLC Interests.” The TWM LLC Agreement will also reflect a split of LLC Interests such that one LLC Interest can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock. Each LLC Interest will entitle the holder to a pro rata share of the net profits and net losses and distributions of TWM LLC.
Distributions.   In connection with any tax period, the TWM LLC Agreement will require TWM LLC to make distributions to its members, on a pro rata basis in proportion to the number of LLC Interests held by each member, of cash until each member (other than us) has received an amount at least equal to its assumed tax liability and we have received an amount sufficient to enable us to timely satisfy all of our U.S. federal, state and local and non-U.S. tax liabilities. To the extent that any member would not receive its percentage interest of the aggregate tax distribution, the tax distribution for such member will be increased to ensure that all distributions are made pro rata in accordance with such member’s percentage interest. Tax distributions will also be made only to the extent all distributions from TWM LLC for the relevant period were otherwise insufficient to enable each member to cover its tax liabilities as calculated in the manner described above. The TWM LLC Agreement will also allow for distributions to be made by TWM LLC to its members on a pro rata basis out of distributable cash. We expect TWM LLC may make distributions out of distributable cash periodically to the extent permitted by our agreements governing our indebtedness and necessary to enable us to cover our operating expenses and other obligations, as well as to make dividend payments, if any, to the holders of our Class A common stock and Class B common stock.
LLC Interest Redemption Right.   The TWM LLC Agreement provides a redemption right to the Continuing LLC Owners which entitles them to have their LLC Interests redeemed, at the election of each such person, for newly issued shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) or, at our option, as determined by or at the direction of our board of directors, which will include directors who hold LLC Interests or are affiliated with holders of LLC Interests and may include such directors in the future, a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). In the event we elect to make a cash payment, a Continuing LLC Owner has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender its LLC Interests to TWM LLC for cancellation. The TWM LLC Agreement requires that we contribute cash or shares of our Class A common stock or Class B common stock to TWM LLC in exchange for an amount of newly issued LLC Interests in TWM LLC that will be issued to us equal to the number of LLC Interests redeemed from the Continuing LLC Owner to the extent required so as to maintain a one-to-one ratio between the number of LLC Interests owned by us and the number of outstanding Class A common stock and Class B common stock. TWM LLC will then distribute the cash or shares of our Class A common stock or Class B common stock, as the case may be, to such Continuing LLC Owner to complete the redemption. In the event of such election by a Continuing LLC Owner we may, at our option, effect a direct exchange of cash or our Class A common stock or Class B common stock for such LLC Interests in lieu of such redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of LLC Interests that we own equals the aggregate number of shares of Class A common stock and Class B common stock, issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

Issuance of LLC Interests Upon Exercise of Options or Issuance of Other Equity Compensation.   Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will be required to acquire from TWM LLC a number of LLC Interests equal to the number of shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of TWM LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution to TWM LLC equal to the aggregate value of such shares of Class A common stock, and TWM LLC will issue to us a number of LLC Interests equal to the number of shares of Class A common stock we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of TWM LLC or its subsidiaries, we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to TWM LLC (or the applicable subsidiary of TWM LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of TWM LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to TWM LLC (or such subsidiary) the number of vested shares at a price equal to the market price per share, TWM LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in TWM LLC equal to the purchase price for such shares in exchange for an equal number of LLC Interests.
Maintenance of one-to-one ratio of shares of Class A common stock, Class B common stock and LLC Interests owned by Tradeweb. Our amended and restated certificate of incorporation and the TWM LLC Agreement will require that (i) we at all times maintain a ratio of one LLC Interest owned by us for each share of  (I) Class A common stock issued by us and (II) Class B common stock issued by us, in each case subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities, and (ii) TWM LLC at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock and Class B common stock issued by us and the number of LLC Interests owned by us, (y) a one-to-one ratio between the number of shares of Class C common stock and Class D common stock issued by us and the number of LLC Interests owned by the holders of such Class C common stock and Class D common stock.
Transfer Restrictions.   The TWM LLC Agreement generally does not permit transfers of LLC Interests by members, subject to limited exceptions. Any transferee of LLC Interests must assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of TWM LLC.
Dissolution.   The TWM LLC Agreement will provide that the decision of the manager (pursuant to a unanimous decision of our board of directors) together with the Majority Members (as defined in the TWM LLC Agreement) will be required to voluntarily dissolve TWM LLC. In addition to a voluntary dissolution, TWM LLC will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed to satisfy all of TWC LLC’s debts, liabilities and obligations (including all expenses incurred in liquidation) and the remaining assets of TWC LLC will be distributed to the members pro-rata in accordance with their respective percentage ownership interests in TWM LLC (as determined based on the number of LLC Interests held by a member relative to the aggregate number of all outstanding LLC Interests).
Confidentiality.   Each member will agree to maintain the confidentiality of TWM LLC’s confidential information. This obligation excludes (i) information that is independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member not in violation of a confidentiality obligation and (ii) disclosures required by law or judicial process or approved by our or TWM LLC’s chief executive officer, chief financial officer or general counsel.
Indemnification and Exculpation.   The TWM LLC Agreement provides for indemnification of the manager and officers of TWM LLC. To the extent permitted by applicable law, TWM LLC will indemnify us, as its sole manager, and its authorized officers from and against any losses, liabilities, damages, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of gross negligence, bad faith, willful misconduct or knowing violation of law, or for any present or future breaches of any representations, warranties, covenants or obligations in the TWM LLC Agreement or in the other agreements with TWM LLC.
We, as the sole manager of TWM LLC, and our affiliates and our respective agents, will not be liable to TWM LLC or its members for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of bad faith, willful misconduct or knowing violation of law, or for any present or future breaches of any representations, warranties, covenants or obligations in the TWM LLC Agreement in the other agreements with TWM LLC.
Amendments.   The TWM LLC Agreement may be amended with the consent of the holders of a majority in voting power of the outstanding LLC Interests; provided that if the sole manager holds greater than 33% of the LLC Interests, then it may be amended with the consent of the sole manager together with holders of at least 50% of the outstanding LLC Interests, excluding LLC Interests held by the sole manager. Notwithstanding the foregoing, no amendment to any of the provisions that expressly require the approval or action of certain members may be made without the consent of such members and no amendment to the provisions governing the authority and actions of the sole manager or the dissolution of TWM LLC may be amended without the consent of the sole manager.
Tax Receivable Agreement
We expect to obtain an increase in our share of the tax basis of the assets of TWM LLC when a Continuing LLC Owner receives shares of our Class A common stock or Class B common stock, as applicable, or cash at our election in connection with an exercise of such Continuing LLC Owner’s right to have its LLC Interests redeemed by TWM LLC or, at our election, exchanged and in connection with the disposition by such Continuing LLC Owner of its LLC interests for cash in connection with this offering (such basis increase, the “Basis Adjustments”). We intend to treat such acquisition of LLC Interests as our direct purchase of LLC Interests from a Continuing LLC Owner for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Interests are redeemed by TWM LLC or sold to us. A Basis Adjustment may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The Basis Adjustments may reduce our tax liability by increasing certain deductions (for example, our depreciation, depletion and amortization deductions) or decreasing gains (or increasing losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.
In connection with the transactions described above, we will enter into the Tax Receivable Agreement (the “TRA”) with the Continuing LLC Owners. The TRA will provide for the payment by us to the Continuing LLC Owners who disposed of LLC Interests for cash in connection with this offering, or receive shares of our Class A common stock or Class B common stock or cash, as applicable, in connection with an exchange or redemption of LLC Interests, of 50% of the amount of U.S. federal, state and local income or franchise tax savings, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of the transactions with such Continuing LLC Owner described above, including increases in the tax basis of the assets of TWM LLC attributable to payments made under the TRA and deductions attributable to imputed interest and other payments of interest pursuant to the TRA. TWM LLC will have in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange of LLC Interests for shares of our Class A common stock or Class B common stock, as applicable, or cash occurs. These TRA payments are not conditioned upon any continued ownership interest in either TWM LLC or us by any Continuing LLC Owner. The rights of each Continuing LLC Owner under the TRA are assignable to transferees of its LLC Interests (other than us as transferee pursuant to subsequent redemptions (or exchanges) of the transferred LLC Interests). We expect to benefit from the remaining 50% of tax benefits, if any, that we may actually realize.
The actual Basis Adjustments, as well as any amounts paid to the Continuing LLC Owners under the TRA, will vary depending on a number of factors, including:
•
the timing of any subsequent redemptions or exchanges — for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of TWM LLC at the time of each redemption or exchange;

•
the price of shares of our Class A common stock at the time of redemptions or exchanges — the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of shares of our Class A common stock at the time of each redemption or exchange; and

•
the amount and timing of our income — the TRA generally will require us to pay 50% of the tax benefits as and when those benefits are treated as realized under the terms of the TRA. If we do not have taxable income, we generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the TRA for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the TRA.

For purposes of the TRA, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay (with an assumed tax rate for state and local tax purposes) had there been no Basis Adjustments and had the TRA not been entered into. The TRA will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the offering. There is no maximum term for the TRA; however, the TRA may be terminated by us pursuant to an early termination procedure that requires us to pay the Continuing LLC Owners an amount equal to the estimated present value of the remaining payments under the agreement (calculated based on certain assumptions, including regarding tax rates and utilization of the Basis Adjustments).
The payment obligations under the TRA are obligations of Tradeweb and not of TWM LLC. Although the actual timing and amount of any payments that may be made under the TRA will vary, we expect that the payments could be substantial. Any payments made by us to Continuing LLC Owners under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to us or to TWM LLC and, to the extent that we are unable to make payments under the TRA for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us.
Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a Continuing LLC Owner under the TRA. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the TRA and increase the present value of such payments.
The TRA provides that if  (i) we materially breach any of our material obligations under the TRA (including by failing to make payments thereunder when we have available cash to do so), (ii) certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, or (iii) we elect an early termination of the TRA, our obligations, or our successor’s obligations, under the TRA accelerate and become due and payable, based on certain assumptions, including an assumption that we have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA.
As a result, (i) we could be required to make cash payments to the Continuing LLC Owners that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the TRA, and (ii) we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the TRA, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the TRA could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the TRA.
Payments under the TRA will be based on the tax reporting positions that we determine. We will not be reimbursed for any cash payments previously made to any Continuing LLC Owner pursuant to the TRA if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, in such circumstances, any excess cash payments made by us to a Continuing LLC Owner will be netted against any future cash payments that we might otherwise be required to make under the terms of the TRA. However, we might not determine that we have effectively made an excess cash payment to the Continuing LLC Owners for a number of years following the initial time of such payment. As a result, it is possible that we could make cash payments under the TRA that are substantially greater than our actual cash tax savings.
Stockholders Agreement
In connection with this offering, we intend to enter into a Stockholders Agreement with      granting them certain board designation rights so long as they maintain a certain percentage of ownership of our outstanding common stock. As part of their board nomination rights under the Stockholders Agreement,      intend to appoint each of Lee Olesky, our Chief Executive Officer, and Billy Hult, our President, as members of our board of directors.
The above-described provisions of the Stockholders Agreement will remain in effect until      are no longer entitled to nominate any directors pursuant to the Stockholders Agreement, unless      request that it terminate at an earlier date.
Registration Rights Agreement
We will enter into a Registration Rights Agreement with      pursuant to which we will grant     , their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock.     will have the right to request an unlimited number of  “demand” registrations and will have customary “piggyback” registration rights.
Indemnification Agreements
We intend to enter into indemnification agreements with our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted by Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Policies and Procedures for Related Party Transactions
Prior to the completion of this offering, we expect that our board of directors will adopt a policy providing that the audit committee will review and approve or ratify transactions in excess of  $120,000 of value in which we participate and in which a director, executive officer or beneficial holder of more than 5% of any class of our voting securities has or will have a direct or indirect material interest. Under this policy, the audit committee is to obtain all information it believes to be relevant to a review and approval or ratification of these transactions. After consideration of the relevant information, the audit committee is to approve only those related party transactions that the audit committee believes are on their terms, taken as a whole, no less favorable to us than could be obtained in an arm’s-length transaction with an unrelated third party and that the audit committee determines are not inconsistent with the best interests of the Company. In particular, our policy with respect to related party transactions will require our audit committee to consider the benefits to the Company, the impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director has a position or relationship, the availability of other sources for comparable products or services, the terms of the transaction and the terms available to unrelated third parties or to employees generally. A “related party” is any person who is or was one of our executive officers, directors or director nominees or is a holder of more than 5% of our common stock, or their immediate family members or any entity owned or controlled by any of the foregoing persons. All of the transactions described above were entered into prior to the adoption of this policy.

Certain of the foregoing disclosures are summaries of certain provisions of our related party agreements, and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. Copies of certain of the agreements (or forms of the agreements) have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.

DESCRIPTION OF CAPITAL STOCK
In connection with this offering, we will amend and restate our certificate of incorporation and our bylaws. Unless otherwise stated, the following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the completion of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our” and “our company” refer to Tradeweb Markets Inc. and not to any of its subsidiaries.
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL.
Our current authorized capital stock consists of 100 shares of common stock, par value $0.01 per share. Upon the completion of this offering, our authorized capital stock will consist of       shares of Class A common stock, par value $0.01 per share,      shares of Class B common stock, par value $0.01 per share,      shares of Class C common stock, par value $0.01 per share,      shares of Class D common stock, par value $0.01 per share, and      shares of preferred stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Common Stock
Holders of any outstanding shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.
Class A Common Stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Dividends may not be declared or paid in respect of Class A common stock unless they are declared or paid in the same amount in respect of Class B common stock, and vice versa. With respect to stock dividends, holders of Class A common stock must receive Class A common stock.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock and Class B common stock will be entitled to share ratably our remaining assets available for distribution.
All shares of our Class A common stock that will be outstanding upon the completion of this offering will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. The rights, powers, preferences and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Class B Common Stock
Holders of shares of our Class B common stock are entitled to ten votes for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.

Holders of shares of our Class B common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock. Dividends may not be declared or paid in respect of Class B common stock unless they are declared or paid in the same amount in respect of Class A common stock, and vice versa. With respect to stock dividends, holders of Class B common stock must receive Class B common stock.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class B common stock and Class A common stock will be entitled to share ratably our remaining assets available for distribution.
All shares of our Class B common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The Class B common stock will not be subject to further calls or assessments by us. Holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. The rights, powers, preferences and privileges of our Class B common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Upon the completion of this offering, the Refinitiv Direct Owners will own 100% of our outstanding Class B common stock.
Shares of Class B common stock may be exchanged at any time, at the option of the holder, for newly issued shares of Class A common stock, on a one-for-one basis (in which case their shares of Class B common stock will be cancelled on a one-for-one basis upon any such issuance).
Each share of Class B common stock will automatically convert into one share of Class A common stock (i) immediately prior to any sale or other transfer of such share by a holder or any of its affiliates or permitted transferees or (ii) once the Refinitiv Owners and their affiliates together no longer beneficially own a number of shares of our common stock and LLC Interests that together entitle them to at least 10% of our economic interests.
Class C Common Stock
Holders of shares of our Class C common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally, with the number of shares of Class C common stock held by each holder being equivalent to the number of LLC Interests held by such holder. The holders of our Class C common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class C common stock are not entitled to receive dividends or a distribution upon our liquidation, dissolution or winding up.
The Class C common stock will not be subject to further calls or assessments by us. Holders of shares of our Class C common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class C common stock. The rights powers, preferences and privileges of our Class C common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
There will be no outstanding shares of Class C common stock upon completion of this offering.
Shares of Class C common stock will only be issued in the future to the extent (i) the Continuing LLC Owners from time to time exchange all or a portion of their shares of our Class D common stock for newly issued shares of Class C common stock on a one-for-one basis (in which case their shares of Class D common stock will be cancelled on a one-for-one basis upon such issuance), or (ii) necessary to maintain a one-to-one ratio between the number of shares of Class C common stock issued to the Continuing LLC Owners and the number of related LLC interests held by the Continuing LLC Owners. Shares of Class C common stock will be cancelled on a one-for-one basis if we, at the election of a Continuing LLC Owner, redeem the related LLC Interests held by such Continuing LLC Owner and issue Class A common stock to the Continuing LLC Owner in connection therewith pursuant to the terms of the TWM LLC Agreement. Our Class C common stock is non-transferable, other than in connection with a transfer of the related LLC Interests to a permitted transferee under the TWM LLC Agreement, in which case a like number of shares of Class C common stock must be transferred to the permitted transferee.
Class D Common Stock
Holders of shares of our Class D common stock are entitled to ten votes for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally, with the number of shares of Class D common stock held by each holder being equivalent to the number of LLC Interests held by such holder. The holders of our Class D common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class D common stock are not entitled to receive dividends or a distribution upon our liquidation, dissolution or winding up.
All shares of our Class D common stock that will be outstanding upon completion of this offering will be fully paid and non-assessable. The Class D common stock will not be subject to further calls or assessments by us. Holders of shares of our Class D common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class D common stock. The rights, powers, preferences and privileges of our Class D common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Upon the completion of this offering, the Continuing LLC Owners will own 100% of our outstanding Class D common stock, with the number of shares of Class D common stock held by any such Continuing LLC Owner being equivalent to the number of LLC Interests held by such Continuing LLC Owner.
Shares of Class D common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of shares of Class D common stock issued to the Continuing LLC Owners and the number of related LLC Intersts held by the Continuing LLC Owners. Shares of Class D common stock will be cancelled on a one-for-one basis if we, at the election of a Continuing LLC Owner, redeem the related LLC Interests held by such Continuing LLC Owner and issue Class A common stock or, at the election of the Continuing LLC Owner, Class B common stock, to such Continuing LLC Owner in connection therewith, pursuant to the terms of the TWM LLC Agreement. Furthermore, the Continuing LLC Owners may from time to time exchange all or a portion of their shares of our Class D common stock for newly issued shares of Class C common stock on a one-for-one basis (in which case their shares of Class D common stock will be cancelled on a one-for-one basis upon such issuance). Our Class D common stock is non-transferable, other than in connection with a transfer of the related LLC Interests to a permitted transferee under the TWM LLC Agreement, in which case a like number of shares of Class D common stock must be transferred to the permitted transferee.
Each share of Class D common stock will automatically convert into one share of Class C common stock (i) immediately prior to any sale or other transfer of such share by a Continuing LLC Owner or any of its affiliates or permitted transferees, which sale or transfer will be limited by the transfer restrictions on LLC Interests contained in the TWM LLC Agreement, or (ii) once the Refinitiv Owners and their affiliates together no longer beneficially own a number of shares of our common stock and LLC Interests that together entitle them to at least 10% of our economic interests.
Preferred Stock
No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:
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the designation of the series;

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the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

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whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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the dates at which dividends, if any, will be payable;

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the redemption or repurchase rights and price or prices, if any, for shares of the series;

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the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

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whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

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restrictions on the issuance of shares of the same series or of any other class or series; and

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the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.
Dividends
The DGCL permits a corporation to declare and pay dividends out of  “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.
Following this offering, we intend to pay dividends on our Class A common stock and Class B common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our and our subsidiaries’ results of operations, capital requirements, financial condition, business prospects, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we expect to pay dividends, if any, from funds we receive from our subsidiaries. In addition, our ability to pay dividends may be limited by the agreements governing indebtedness we or our subsidiaries incur in the future. See “Dividend Policy.”
Annual Stockholder Meetings
Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of the        , which would apply so long as our Class A common stock remains listed on the        , require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our capital stock or then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
Our board of directors may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.
One of the effects of the existence of authorized and unissued and unreserved shares of common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.
Classified Board of Directors
Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Business Combinations
We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
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prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2∕3% of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation provides that the Refinitiv Owners and their affiliates, and any of their respective direct or indirect transferees and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.
Removal of Directors; Vacancies and Newly Created Directorships
Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Refinitiv Owners and its affiliates beneficially own in the aggregate, less than    % of the voting power of all the outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66 2∕3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the Stockholders Agreement, any vacancies on our board of directors, and any newly created directorships, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when the Refinitiv Owners and their affiliates beneficially own, in the aggregate, less than     % of the voting power of all outstanding Shares of our stock entitled to vote generally in the election of directors, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.
Special Stockholder Meetings
Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when the Refinitiv Owners and their affiliates beneficially own, in the aggregate, at least     % in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of the Refinitiv Owners and their affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Director Nominations and Stockholder Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to the Refinitiv Owners and their affiliates so long as the Stockholders Agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time when the Refinitiv Owners and their affiliates own, in the aggregate, less than     % in voting power of our stock entitled to vote generally in the election of directors.
Supermajority Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as the Refinitiv Owners and their affiliates beneficially own, in the aggregate, at least     % in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting and entitled to vote on such amendment, alteration, rescission or repeal. At any time when Refinitiv and its affiliates beneficially own, in the aggregate, less than     % in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2∕3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our amended and restated certificate of incorporation provides that at any time when the Refinitiv Owners and their affiliates beneficially own, in the aggregate, less than     % in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2∕3% in voting power all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:
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the provision requiring a 66 2∕3% supermajority vote for stockholders to amend our amended and restated bylaws;

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the provisions providing for a classified board of directors (the election and term of our directors);

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the provisions regarding resignation and removal of directors;

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the provisions regarding competition and corporate opportunities;

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the provisions regarding entering into business combinations with interested stockholders;

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the provisions regarding stockholder action by written consent;

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the provisions regarding calling special meetings of stockholders;

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the provisions regarding filling vacancies on our board of directors and newly-created directorships;

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the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

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the amendment provision requiring that the above provisions be amended only with a 66 2∕3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Our amended and restated certificate of incorporation will provide that unless we consent to the selection of an alternative forum, any (i) derivative action or proceeding brought on behalf of our Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of our Company to our Company or our Company’s stockholders, (iii) action asserting a claim against us or any director or officer arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against us or any director or officer of our Company governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, to be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. Our amended and restated certificate of incorporation further provides that, unless we consent in writing to the selection of an alternative forum, any proceeding or claim arising pursuant to the federal securities laws of the United States or the securities or antifraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder shall, to the fullest extent permitted by law, be exclusively brought in the federal district courts of the United States of America. Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our amended and restated certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of the Refinitiv Owners or any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that the Refinitiv Owners or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.
Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Indemnification Agreements
We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Party Transactions — Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
Transfer Agent and Registrar
The transfer agent and registrar for shares of our Class A common stock, Class B common stock, Class C common stock and Class D common stock will be     .
Listing
We have applied to list our Class A common stock on           under the symbol “TW.”

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market (including securities convertible into or redeemable, exchangeable or exercisable for shares of Class A common stock), or the perception that such sales may occur, after this offering could adversely affect the prevailing market price of our Class A common stock. Furthermore, because     % of our Class A common stock outstanding prior to the completion of this offering (including securities convertible into or redeemable, exchangeable or exercisable for shares of our Class A common stock) will be subject to the contractual and legal restrictions on resale described below, the sale of a substantial amount of Class A common stock in the public market after these restrictions lapse could materially adversely affect the prevailing market price of our Class A common stock and our ability to raise equity capital in the future.
Upon completion of this offering, we expect to have outstanding an aggregate of       shares of our Class A common stock, assuming no exercise of outstanding options and assuming that the underwriters have not exercised their option to purchase additional shares of Class A common stock. All of the shares of Class A common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act by persons other than “affiliates,” as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares of Class A common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Class A common stock purchased by our affiliates will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are summarized below.
In addition, based on an assumed initial public offering price of  $     per share (the midpoint of the price range set forth on the cover page of this prospectus), upon completion of the offering, (i) the Other LLC Owners will own an aggregate of       LLC Interests and      shares of our Class D common stock (or      LLC Interests and      shares of our Class D common stock if the underwriters’ exercise their option to purchase additional shares), (ii) the Refinitiv LLC Owners will own an aggregate of       LLC Interests and           shares of our Class D common stock and (iii) the Refinitiv Direct Owners will own an aggregate of            shares of our Class B common stock. Pursuant to the TWM LLC Agreement and, subject to certain restrictions set forth therein and as described elsewhere in this prospectus, the Continuing LLC Owners will be granted the right to have their LLC Interests redeemed, at their election, for shares of our Class A common stock or Class B common stock, in each case, on a one-for-one basis (and such holders’ shares of Class C common stock or Class D common stock, as the case may be, will be cancelled on a one-for-one basis upon such issuance). Shares of our Class B common stock may be exchanged at any time, at the option of the Refinitiv Direct Owner or any other future holder of Class B common stock, for shares of our Class A common stock on a one-for-one basis (and such holders’ shares of Class B common stock will be cancelled on a one-for-one basis upon any such issuance). The Continuing LLC Owners may from time to time exchange all or a portion of their shares of our Class D common stock for newly issued shares of Class C common stock on a one-for-one basis (in which case their shares of Class D common stock will be cancelled on a one-for-one basis upon such issuance). Shares of our Class B common stock and Class D common stock will automatically convert into shares of Class A common stock and Class C common stock, respectively, under certain circumstances. See “Description of Our Capital Stock.” Shares of our Class A common stock issuable upon redemption, exchange or conversion, would be considered “restricted securities” under Rule 144, although it is anticipated that the holders will be able to “tack” the holding period of their Class A common stock to the ownership of the redeemed, exchanged or converted security.
Upon the expiration of the lock-up agreements described below 180 days after the date of this prospectus, and subject to the provisions of Rule 144, an additional      shares of Class A common stock (including securities convertible into or redeemable, exchangeable or exercisable for shares of Class A common stock) will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in those rules.

Lock-up Agreements
In connection with this offering, we, our directors and executive officers and stockholders currently representing     % of the outstanding shares of our Class A common stock (including securities convertible into or redeemable, exchangeable or exercisable for shares of our Class A common stock) will agree with the underwriters to enter into lock-up agreements described in “Underwriting (Conflicts of Interest),” pursuant to which shares of our Class A common stock outstanding after this offering (including securities convertible into or redeemable, exchangeable or exercisable for shares of our Class A common stock) will be restricted from immediate resale in accordance with the terms of such lock-up agreements without the prior written consent of                          . Under these agreements, subject to limited exceptions, neither we nor any of our directors or executive officers or these stockholders may dispose of, hedge or otherwise transfer the economic consequences of ownership of any shares of our Class A common stock or securities convertible into or redeemable, exchangeable or exercisable for shares of our Class A common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. Certain transfers or dispositions can be made sooner, provided the transferee becomes bound to the terms of the lock-up.
Rule 144
In general, under Rule 144 as in effect on the date of this prospectus, beginning 90 days after the completion of this offering, a person (or persons whose common stock is required to be aggregated) who is an affiliate and who has beneficially owned our common stock for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:
•
1% of the number of shares of our Class A common stock then outstanding, which will equal approximately      shares immediately after completion of this offering; or

•
the average weekly trading volume in our Class A common stock on      during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer.
Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least twelve months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.
Rule 701
In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of this offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.
Stock Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Class A common stock issued or issuable under our equity incentive plans. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the applicable lock-up period. We expect that the initial registration statement on Form S-8 will cover           shares of our Class A common stock. Shares issued upon the exercise of stock options after the effective date of the applicable Form S-8 registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.
Registration Rights
We also intend to enter into the Registration Rights Agreement with                      . See “Certain Relationships and Related Party Transactions — Registration Rights Agreement.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR COMMON STOCK
The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our Class A common stock that is being issued pursuant to this offering. This summary is limited to Non-U.S. Holders (as defined below) that hold our Class A common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our Class A common stock.
This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income and estate tax consequences of owning and disposing of our Class A common stock as described in this summary. There can be no assurance that the IRS will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences of the ownership or disposition of our Class A common stock.
As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our Class A common stock that is not, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•
an entity or arrangement treated as a partnership;

•
an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust, if  (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our Class A common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences of owning and disposing of our Class A common stock that are applicable to them.
This summary does not address all U.S. federal income or estate tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, this summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder and does not address any special tax rules that may apply to particular Non-U.S. Holders, such as:
•
a Non-U.S. Holder that is a financial institution, insurance company, tax-exempt organization, pension plan, broker, dealer or trader in stocks, securities or currencies, U.S. expatriate, accrual method taxpayer for U.S. federal income tax purposes required to accelerate the recognition of any item of gross income with respect to our Class A common stock as a result of such income being recognized on an applicable financial statement, controlled foreign corporation or passive foreign investment company;

•
a Non-U.S. Holder holding our Class A common stock as part of a conversion, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

•
a Non-U.S. Holder that holds or receives our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

•
a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding Class A common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any U.S. federal income or estate tax consequences for beneficial owners of a Non-U.S. Holder, including shareholders of a controlled foreign corporation or passive foreign investment company that holds our Class A common stock.
Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our Class A common stock.
Distributions on Our Class A Common Stock
As discussed under “Dividend Policy” above, following this offering, we intend to pay quarterly cash dividends on our Class A common stock. Distributions of cash or property (other than certain pro rata distributions of our stock) with respect to our Class A common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in its Class A common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in its Class A common stock. Any remaining excess will be treated as gain from a disposition of our Class A common stock subject to the tax treatment described below in “Sales or Other Dispositions of Our Class A Common Stock”.
Distributions on our Class A common stock that are treated as dividends, and that are not effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States, generally will be subject to withholding of U.S. federal income tax at a rate of 30%. A Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. In order to claim the benefit of an applicable income tax treaty, a Non-U.S. Holder will be required to provide to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) in accordance with the applicable certification and disclosure requirements. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our Class A common stock.
Distributions on our Class A common stock that are treated as dividends, and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless the Non-U.S. Holder is eligible for and properly claims the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States, in which case the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence). Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States, will not be subject to the withholding of U.S. federal income tax discussed above if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits” tax at a 30% rate (or a lower rate if the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our Class A common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, subject to certain adjustments.

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their eligibility for benefits under a relevant income tax treaty and the manner of claiming such benefits.
The foregoing discussion is subject to the discussion below under “Backup Withholding and Information Reporting” and “FATCA Withholding.”
Sales or Other Dispositions of Our Class A Common Stock
A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including withholding thereof) on any gain recognized on any sales or other dispositions of our Class A common stock unless:
•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in this case, the gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;

•
the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements; in this case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the Non-U.S. Holder is not considered a resident of the United States under the Code; or

•
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of  (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our Class A common stock.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our Class A common stock at all times during the applicable period, provided that our Class A common stock is “regularly traded on an established securities market” (as provided in applicable U.S. Treasury regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our Class A common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their own tax advisors regarding the possible adverse U.S. federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.
The foregoing discussion is subject to the discussion below under “Backup Withholding and Information Reporting” and “FATCA Withholding.”

Federal Estate Tax
Our Class A Class A common stock that is owned (or treated as owned) by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.
Backup Withholding and Information Reporting
Backup withholding (currently at a rate of 24%) will not apply to payments of dividends on our Class A common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or otherwise qualifies for an exemption. However, the applicable withholding agent generally will be required to report to the IRS and to such Non-U.S. Holder payments of dividends on our Class A common stock and the amount of U.S. federal income tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of a treaty or agreement.
The gross proceeds from sales or other dispositions of our Class A common stock may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of our Class A common stock outside the United States through a non-U.S. office of a non-U.S. broker and the disposition proceeds are paid to the Non-U.S. Holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our Class A common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.
If a Non-U.S. Holder receives payments of the proceeds of a disposition of our Class A common stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.
FATCA Withholding
The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as “FATCA”) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source dividends (including dividends paid on our Class A common stock) and (ii) the gross proceeds from the sale or other disposition of property that produces U.S.-source dividends (including sales or other dispositions of our Class A common stock). Under recently proposed Treasury regulations that may be relied upon pending finalization, the withholding tax on gross proceeds would be eliminated and, consequently, FATCA withholding on gross proceeds is not currently expected to apply. This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-U.S. Holder holds its Class A common stock will affect the determination of whether such withholding is required. Non-U.S. Holders are encouraged to consult their tax advisors regarding FATCA.

UNDERWRITING (CONFLICTS OF INTEREST)
We are offering shares of our Class A common stock described in this prospectus through a number of underwriters. Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives on behalf of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:
Name	Number of Shares
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
UBS Securities LLC
Wells Fargo Securities, LLC
Jefferies LLC
Sandler O'Neill & Partners, L.P.
Total

The underwriters are committed to purchase all the shares of Class A common offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The underwriters propose to offer the shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of  $    per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $    per share from the initial public offering price. After the initial offering of the shares to the public, the offering price and the other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to     additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares of Class A common stock, the underwriters will severally purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock.
	No exercise	Full exercise
Per Share	$	$
Total
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $     .
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that for a period of 180 days after the date of this prospectus, subject to certain exceptions, we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or redeemable, exchangeable or exercisable for any shares of our Class A common stock (including, without limitation, the LLC Interests), or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise), in each case without the prior written consent of     , other than the shares of our Class A common stock to be sold hereunder and any shares of our Class A common stock issued upon the exercise of options granted under our existing management incentive plans.
Our directors and executive officers and substantially all of our other stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of      , (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or redeemable, exercisable or exchangeable for our Class A common stock, including the LLC Interests (and including, without limitation, Class A common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock.
    , in their sole discretion, may release the Class A common stock and other securities subject to certain notice requirements in the lock-up agreements described above in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our Class A common stock approved for listing on     under the symbol “TW.”
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Class A common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.
These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the    , in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares, or that the shares will trade in the public market at or above the initial public offering price.
Conflicts of Interest; Other Relationships
Affiliates of                        will receive more than 5.0% of the net proceeds from this offering. As a result,                       is deemed to have a “conflict of interest” pursuant to FINRA Rule 5121(f)(5)(C)(ii). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. As such, any underwriter that has a conflict of interest pursuant to Rule 5121 will not confirm sales to accounts in which it exercises discretionary authority without the prior written consent of the customer. Pursuant to Rule 5121, a “qualified independent underwriter” (as defined in Rule 5121) must participate in the preparation of the prospectus and perform its usual standard of due diligence with respect to the registration statement and this prospectus.    has agreed to act as qualified independent underwriter for the offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. We have also agreed to indemnify       against certain liabilities incurred in connection with it acting as a qualified independent underwriter in this offering, including liabilities under the Securities Act.
In addition, in the ordinary course of their business activities, certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares of Class A common stock may be made to the public in that Relevant Member State other than:
•
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of Class A common stock shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares of Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.
This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares of Class A common stock. Accordingly any person making or intending to make an offer in that Relevant Member State of shares of Class A common stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of Class A common stock in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.
For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of Class A common stock, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
Notice to prospective investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.
Notice to prospective investors in Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in Switzerland
The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to prospective investors in the United Arab Emirates
The shares of common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Notice to prospective investors in Australia
This prospectus:
•
does not constitute a disclosure document under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under

Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to prospective investors in Japan
The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the shares of common stock may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.
Notice to prospective investors in Hong Kong
The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.
Notice to prospective investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or;

•
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•
where no consideration is or will be given for the transfer;

•
where the transfer is by operation of law;

•
as specified in Section 276(7) of the SFA; or

•
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
As a result of the Refinitiv Transaction, PricewaterhouseCoopers LLP, Tradeweb Markets LLC’s independent registered public accounting firm, ceased to be independent with respect to Tradeweb Markets LLC on October 1, 2018. Accordingly, PricewaterhouseCoopers LLP was dismissed as Tradeweb Markets LLC’s independent registered public accounting firm for financial statement periods beginning subsequent to September 30, 2018. The dismissal of PricewaterhouseCoopers LLP will become effective upon issuance by PricewaterhouseCoopers LLP of its report on the consolidated financial statements as of and for the nine months ended September 30, 2018 to be included in this prospectus.
During the years ended December 31, 2017 and 2016, and the subsequent interim period through September 30, 2018, (i) there were no “disagreements” between us and PricewaterhouseCoopers LLP (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused them to make reference to the subject matter of the disagreements in connection with their reports on the financial statements for such periods, and (ii) there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.
Tradeweb Markets LLC has provided a copy of the above statements to PricewaterhouseCoopers LLP and requested that PricewaterhouseCoopers LLP furnish Tradeweb Markets LLC with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated            ,     , is filed as an exhibit to the registration statement of which this prospectus is a part.
On November 11, 2018, Tradeweb Markets Inc. engaged Deloitte & Touche LLP as its independent registered public accounting firm, and Tradeweb Markets LLC also will engage Deloitte & Touche LLP as its independent registered public accounting firm. During the fiscal years ended December 31, 2017 and 2016 and the subsequent interim period through September 30, 2018, Tradeweb Markets LLC (or any person on its behalf) did not consult with Deloitte & Touche LLP regarding any of the matters described in Items 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K.
EXPERTS
The financial statement of Tradeweb Markets Inc. as of November 7, 2018 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of Tradeweb Markets LLC and its subsidiaries as of September 30, 2018, December 31, 2017 and December 31, 2016, and for the nine months ended September 30, 2018, and for each of the years ended December 31, 2017 and 2016, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.
In connection with the Refinitiv Transaction, PricewaterhouseCoopers LLP completed an independence assessment to evaluate the services and relationships with the Investor Group entities that became affiliates of Tradeweb Markets LLC effective with the closing date of the Refinitiv Transaction that may bear on PricewaterhouseCoopers LLP’s independence under the SEC and the Public Company Accounting Oversight Board (United States) (“PCAOB”) independence rules during the performance of the audit for the audit period commencing on January 1, 2018 through September 30, 2018 (the “Closing Date Audit”). Various services provided to and relationships with entities becoming affiliates of Tradeweb Markets LLC including the investing entities of the Investor Group and sister entities under common control of Blackstone were identified that are inconsistent with the auditor independence rules provided in Rule 2-01 of Regulation S-X. For each of the services and relationships identified, PricewaterhouseCoopers LLP provided to those charged with governance for Tradeweb Markets LLC an overview of the facts and circumstances surrounding the services and relationships, including the entities affected and firms/people involved, the nature and scope of the services ongoing on the closing date of the Refinitiv Transaction that were expected to continue or commence during the performance of the Closing Date Audit, an approximation of the estimated fees to be earned related to those services during the performance of the Closing Date Audit and other relevant factors. PricewaterhouseCoopers LLP noted the business relationships and services became impermissible only as a result of the Refinitiv Transaction and that none of the impermissible services and relationships had or will have any impact on the financial statements of Tradeweb Markets LLC as of and for the period beginning January 1, 2018 through September 30, 2018 subject to PricewaterhouseCoopers LLP’s audit. At no time did PricewaterhouseCoopers LLP audit its own work in the performance of the Closing Date Audit nor did it act as management of Tradeweb Markets LLC. The services and relationships identified included: (i) the provision of tax and due diligence services under impermissible contingent fee arrangements; (ii) the provision of corporate secretarial services and other legal services including global immigration services; (iii) the provision of management functions, including bookkeeping services, loaned staff arrangements, outsourcing services, project management services and the preparation and filing of documents with non-tax authorities; (iv) business relationships (existing and proposed) with certain Blackstone portfolio companies allowing for the joint pursuit of business opportunities to provide performance improvement services and joint pursuit of business opportunities to provide information technology services; (v) an impermissible employment relationship; and (vi) impermissible financial interests by certain PricewaterhouseCoopers territory firms and covered persons not involved in the audits of Tradeweb Markets LLC.
Based on the totality of the information provided, both individually and in the aggregate, PricewaterhouseCoopers LLP and those charged with governance for Tradeweb Markets LLC concluded that PricewaterhouseCoopers LLP is capable of exercising objective and impartial judgement in connection with the audit of Tradeweb Markets LLC’s financial statements as of and for the period from January 1, 2018 through September 30, 2018.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the Class A common stock to be sold in this offering. As allowed by SEC rules, this prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our Class A common stock offered hereby, you should refer to the registration statement, including all amendments, supplements, schedules, and exhibits thereto.
Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.
As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC.
You can review the registration statement, as well as our future SEC filings, by accessing the SEC’s website at www.sec.gov. You may also request copies of those documents, at no cost to you, by contacting us at the following address:
Tradeweb Markets Inc.
1177 Avenue of the Americas
New York, New York 10036
(646) 430-6000
We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS
Page
Tradeweb Markets Inc. Statement of Financial Condition
Report of Independent Registered Public Accounting Firm	F-2
Statement of Financial Condition as of November 7, 2018	F-3
Notes to Statement of Financial Condition	F-4
Tradeweb Markets LLC and Subsidiaries Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm	F-5
Consolidated Statements of Financial Condition as of September 30, 2018 and 2017 (Unaudited) and as of December 31, 2017 and 2016	F-6
Consolidated Statements of Income for the Nine Months Ended September 30, 2018 and 2017 (Unaudited) and the Years Ended December 31, 2017 and 2016	F-7
Consolidated Statements of Changes in Members’ Capital and Accumulated Other Comprehensive Loss for the Nine Months Ended September 30, 2018 and 2017 (Unaudited) and the Years Ended December 31, 2017 and 2016
F-8
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2018 and 2017 (Unaudited) and the Years Ended December 31, 2017 and 2016	F-9
Notes to Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm
To the Sole Shareholder of Tradeweb Markets Inc.
Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Tradeweb Markets Inc. (the “Company”) as of November 7, 2018, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of November 7, 2018, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
/s/ DELOITTE & TOUCHE LLP
November 12, 2018
New York, New York
We have served as the Company’s auditor since 2018.

Tradeweb Markets Inc.
Statement of Financial Condition
November 7, 2018
Assets
Cash	$100
Total assets	$100
Stockholder’s Equity
Common Stock, par value $0.01 per share, 1,000 shares authorized, 100 issued and outstanding	$1
Additional paid-in capital	99
Total stockholder’s equity	$100

The accompanying notes are an integral part of this financial statement.

Tradeweb Markets Inc.
Notes to Statement of Financial Condition
November 7, 2018
1. ORGANIZATION
Tradeweb Markets Inc. (the “Corporation”) was formed as a Delaware corporation on November 7, 2018. The Corporation was formed for the purpose of completing certain reorganization transactions in order to carry on the business of Tradeweb Markets LLC and conducting a public offering. It is expected that following the completion of such reorganization transactions the Corporation will be the sole managing member of Tradeweb Markets LLC and will operate and control all of the businesses and affairs of Tradeweb Markets LLC and, through Tradeweb Markets LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, comprehensive income, changes in stockholder’s equity, and cash flows have not been presented in the financial statement because there have been no activities in this entity other than the initial capitalization.
3. STOCKHOLDER’S EQUITY
The Corporation is authorized to issue 1,000 shares of Common Stock, par value $0.01 per share. The Chief Executive Officer of Tradeweb Markets LLC is the sole shareholder of the Corporation and contributed $100 to the Corporation on November 7, 2018 to purchase 100 shares of common stock. Holders of common stock are entitled to one vote for each share of common stock held on all matters submitted to shareholders for vote, consent or approval.
4. Subsequent Events
The Corporation has evaluated subsequent events through November 12, 2018, the date the statement of financial condition was issued. The Corporation did not note any subsequent events requiring disclosure or adjustments to the statement of financial condition.

Report of Independent Registered Public Accounting Firm
To the Management and Members of Tradeweb Markets LLC
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial condition of Tradeweb Markets LLC and its subsidiaries (the “Company”) as of September 30, 2018, December 31, 2017 and December 31, 2016, and the related consolidated statements of income, of changes in members’ capital and accumulated other comprehensive loss and of cash flows for the nine months ended September 30, 2018 and for the years ended December 31, 2017 and December 31, 2016, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2018, December 31, 2017 and December 31, 2016, and the results of its operations and its cash flows for the nine months ended September 30, 2018 and for the years ended December 31, 2017 and December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
December 17, 2018
We have served as the Company’s auditor since 2008.

Tradeweb Markets LLC and Subsidiaries
Consolidated Statements of Financial Condition
(in thousands)
	September 30, 2018	September 30, 2017	December 31, 2017	December 31, 2016
		(unaudited)
Assets
Cash and cash equivalents including cash deposited with related parties of $230,617, $209,653, $234,107 and $209,877 in September 30, 2018, September 30, 2017, December 31, 2017 and December 31, 2016, respectively	$350,183	$316,449	$352,598	$324,074
Restricted cash	1,200	1,200	1,200	1,000
Receivable from brokers and dealers and clearing organizations	4,642	39,937	4,324	—
Deposits with clearing organizations including deposites from related parties of $500	9,200	15,489	9,926	10,532
Accounts receivable, net of allowance including receivables from related parties of $45,762, $36,452, $27,163 and $25,681 in September 30, 2018, September 30, 2017, December 31, 2017 and December 31, 2016, respectively	95,959	72,273	69,662	79,440
Furniture, equipment, purchased software and leasehold improvements, net of accumulated depreciation and amortization	23,864	26,474	27,031	24,829
Software development costs, net of accumulated amortization	40,741	40,575	41,181	39,444
Intangible assets, net of accumulated amortization	202,624	228,740	222,219	253,410
Goodwill	563,421	563,421	563,421	563,487
Receivable from affiliates	3,350	246	375	969
Other assets including other assets from related parties of $6, $39, $27 and $46 in September 30, 2018, September 30, 2017, December 31, 2017 and December 31, 2016, respectively	28,623	19,143	24,950	23,547
Total assets	$1,323,807	$1,323,947	$1,316,887	$1,320,732
Liabilities and Members’ Capital
Liabilities
Payable to brokers and dealers and clearing organizations including payables to related parties of $39,143 in September 30, 2017	$—	$39,143	$4,322	$—
Accrued compensation	82,201	66,457	89,769	76,286
Deferred revenue including deferred revenue from related parties of $11,602, $13,562, $5,106 and $5,570 in September 30, 2018, September 30, 2017, December 31, 2017 and December 31, 2016, respectively	28,280	35,045	29,673	42,184
Contingent consideration payable to related parties	—	100,408	129,393	70,873
Accounts payable, accrued expenses and other liabilities including payables to related parties of $2,530 and $2,187, $2,555 and $7,234 in September 30, 2018, September 30, 2017, December 31, 2017 and December 31, 2016, respectively	35,545	23,040	27,364	30,489
Employee equity compensation payable	33,914	22,976	31,019	28,639
Convertible term note payable to related party	—	—	—	29,285
Payable to affiliates	5,856	7,487	5,578	5,563
Total liabilities	185,796	294,556	317,118	283,319
Commitments and contingencies
Mezzanine Capital
Class C Shares and Class P(C) Shares	12,846	11,182	13,301	12,654
Members’ capital
Members’ capital	1,141,496	1,031,748	999,735	1,040,911
Accumulated other comprehensive loss	(16,331)	(13,539)	(13,267)	(16,152)
Total members’ capital	1,125,165	1,018,209	986,468	1,024,759
Total liabilities and members’ capital	$1,323,807	$1,323,947	$1,316,887	$1,320,732

The accompanying notes are an integral part of these consolidated financial statements.

Tradeweb Markets LLC and Subsidiaries
Consolidated Statements of Income
(in thousands)
	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017	For the year ended December 31, 2017	For the year ended December 31, 2016
		(unaudited)
Revenues
Transaction fees including from related parties of $159,663, $109,915, $151,695 and $134,231 in the period ended September 30, 2018, September 30, 2017, December 31, 2017 and December 31, 2016, respectively	$273,751	$198,562	$267,020	$230,171
Subscription fees including from related parties of $16,627, $25,645, $37,426 and $35,169 in the period ended September 30, 2018, September 30, 2017, December 31, 2017 and December 31, 2016, respectively	107,130	107,992	144,409	141,419
Commissions including from related parties of $34,944, $38,014, $43,315 and $42,343 in the period ended September 30, 2018, September 30, 2017, December 31, 2017 and December 31, 2016, respectively	79,830	71,616	96,745	91,663
Thomson Reuters market data fees	36,851	37,895	50,125	50,564
Other	8,209	3,504	4,669	4,587
Gross revenue	505,771	419,569	562,968	518,404
Contingent consideration to related parties	(26,830)	(29,535)	(58,520)	(26,224)
Net revenue	478,941	390,034	504,448	492,180
Expenses
Employee compensation and benefits	209,053	185,727	248,963	228,584
Depreciation and amortization	48,808	52,645	68,615	80,859
General and administrative including from related parties of $539, $536, $719 and $740 in the period ended September 30, 2018, September 30, 2017, December 31, 2017 and December 31, 2016, respectively	23,056	25,416	33,973	27,392
Technology and communications including from related parties of $2,220, $2,220, $2,960 and $2,960 in the period ended September 30, 2018, September 30, 2017, December 31, 2017 and December 31, 2016, respectively	26,598	22,390	30,013	28,239
Professional fees	20,360	13,262	19,351	18,158
Occupancy including from related parties of $466, 466, $621 and $600 in the period ended September 30, 2018, September 30, 2017, December 31, 2017 and December 31, 2016, respectively	10,732	11,322	14,441	15,817
	338,607	310,762	415,356	399,049
Operating income	140,334	79,272	89,092	93,131
Interest income including from related parties of $34, $32, $40 and $80 in the period ended September 30, 2018, September 30, 2017, December 31, 2017 and December 31, 2016, respectively	1,726	883	1,140	644
Interest expense from related parties	—	(455)	(455)	(1,339)
Income before taxes	142,060	79,700	89,777	92,436
Provision for income taxes	(11,900)	(3,159)	(6,129)	725
Net income	$130,160	$76,541	$83,648	$93,161
Net income per share
Basic	$839.42	$500.81	$546.55	$613.30
Diluted	$839.42	$500.81	$546.55	$613.30
Weighted average number of shares outstanding
Basic	155,060	152,836	153,046	151,902
Diluted	155,060	152,836	153,046	151,902
The accompanying notes are an integral part of these consolidated financial statements.

Tradeweb Markets LLC and Subsidiaries
Consolidated Statements of Changes in Members’ Capital and Accumulated Other Comprehensive Loss
(in thousands)
	Members’ Capital	Accumulated Other Comprehensive Loss	Total Members’ Capital
Members’ capital at December 31, 2015	$1,079,417	$(11,473)	$1,067,944
Comprehensive income:
Net income	93,161		93,161
Foreign currency translation adjustments		(4,679)	(4,679)
Comprehensive income	93,161	(4,679)	88,482
Adjustment to Class C Shares and Class P(C) Shares in mezzanine capital	(1,667)		(1,667)
Capital distributions	(130,000)		(130,000)
Members’ capital at December 31, 2016	$1,040,911	$(16,152)	$1,024,759
Comprehensive income (unaudited):
Net income	76,541		76,541
Foreign currency translation adjustments		2,613	2,613
Comprehensive income	76,541	2,613	79,154
Adjustment to Class C Shares and Class P(C) Shares in mezzanine capital	11		11
Capital contributions	29,285		29,285
Capital distributions	(115,000)		(115,000)
Members’ capital at September 30, 2017 (unaudited)	$1,031,748	$(13,539)	$1,018,209
Members’ capital at December 31, 2016	$1,040,911	$(16,152)	$1,024,759
Comprehensive income:
Net income	83,648		83,648
Foreign currency translation adjustments		2,885	2,885
Comprehensive income	83,648	2,885	86,533
Adjustment to Class C Shares and Class P(C) Shares in mezzanine capital	(2,109)		(2,109)
Capital contributions	29,285		29,285
Capital distributions	(152,000)		(152,000)
Members’ capital at December 31, 2017	$999,735	$(13,267)	$986,468
Comprehensive income:
Net income	130,160		130,160
Foreign currency translation adjustments		(3,064)	(3,064)
Comprehensive income	130,160	(3,064)	127,096
Adjustment to Class C Shares and Class P(C) Shares in mezzanine capital	456		456
Vesting of contingent consideration	150,495		150,495
Capital distributions	(139,350)		(139,350)
Members’ capital at September 30, 2018	$1,141,496	$(16,331)	$1,125,165

The accompanying notes are an integral part of these consolidated financial statements.

Tradeweb Markets LLC and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)
	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017	For the year ended December 31, 2017	For the year ended December 31, 2016
		(unaudited)
Cash flows from operating activities
Net income	$130,160	$76,541	$83,648	$93,161
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	48,808	52,645	68,615	80,859
Contingent consideration	26,830	29,535	58,520	26,224
Vesting of P-1(C) Shares	(5,728)
(Increase) decrease in operating assets:
Receivable from brokers and dealers and clearing organizations	(318)	(39,937)	(4,324)	380
Deposits with clearing organizations	726	(4,956)	606	(2,311)
Accounts receivable	(28,434)	8,554	11,196	(18,683)
Receivable from affiliates	(2,534)	315	314	957
Other assets	(3,769)	9,529	3,769	(11,692)
Increase (decrease) in operating liabilities:
Payable to brokers and dealers and clearing organizations	(4,322)	39,143	4,322	(380)
Accrued compensation	(7,568)	(10,344)	12,364	7,851
Deferred revenue	(1,396)	(7,307)	(12,555)	(6,167)
Accounts payable, accrued expenses and other liabilities	8,793	(8,341)	(3,826)	2,364
Employee equity compensation payable	2,896	(5,663)	2,380	519
Payable to affiliates	684	1,581	(449)	(1,237)
Net cash provided by operating activities	164,828	141,295	224,580	171,845
Cash flows from investing activities
Purchase of furniture, equipment, software and leasehold improvements	(6,327)	(10,037)	(13,461)	(9,998)
Capitalized software development costs	(19,523)	(20,042)	(27,157)	(25,351)
Business acquisitions		66	66	(15,216)
Purchase of investments		(5,000)	(5,000)	—
Net cash used in investing activities	(25,850)	(35,013)	(45,552)	(50,565)
Cash flows from financing activities
Capital distributions	(139,350)	(115,000)	(152,000)	(130,000)
Mezzanine capital contributions		82	82	—
Mezzanine capital distributions		(1,543)	(1,543)	(521)
Net cash used in financing activities	(139,350)	(116,461)	(153,461)	(130,521)
Effect of exchange rate changes on cash and cash equivalents	(2,043)	2,754	3,157	(6,200)
Net increase (decrease) in cash and cash equivalents	(2,415)	(7,425)	28,724	(15,441)
Cash and cash equivalents and restricted cash
Beginning of period	353,798	325,074	325,074	340,515
End of period	$351,383	$317,649	$353,798	$325,074
Supplemental disclosure of cash flow information
Interest paid	$—	$455	$455	$1,339
Income taxes paid	$5,500	$4,207	$6,312	$6,735
Non-cash financing activities
Vesting of contingent consideration to Class P-1(A) Shares	$150,495
Conversion of convertible term note payable to Thomson Reuters to Class A Shares		$29,285	$29,285
The accompanying notes are an integral part of these consolidated financial statements.

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016
1.   Organization
Tradeweb Markets LLC (the “Company”), a Delaware limited liability company, is a consolidating subsidiary of Thomson Reuters Corporation (“TR”), with a minority interest owned by a group of investment and commercial banks (the “Banks”). The Company, through its subsidiary Tradeweb Global LLC (“TWG”), owns Tradeweb LLC (“TWL”), a registered broker-dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority (“FINRA”), a registered independent introducing broker with the Commodities Future Trading Commission (“CFTC”) and a member of the National Futures Association (“NFA”), Tradeweb Europe Limited (“TEL”), a Multilateral Trading Facility regulated by the Financial Conduct Authority (the “FCA”) in the UK, which maintains branches in Asia which are regulated by certain Asian securities regulators, TW SEF LLC (“TW SEF”), a Swap Execution Facility (“SEF”) regulated by the Commodities Futures Trading Commission (“CFTC”), DW SEF LLC (“DW SEF”), a SEF regulated by the CFTC and Tradeweb Japan K.K. (“TWJ”), a security house regulated by the Japanese Financial Services Agency (“JFSA”) and the Japan Securities Dealers Association (“JSDA”). The Company provides services that enable institutional market participants to view fixed income, fixed income derivative and equity derivative market data and trade fixed income securities, fixed income derivatives and equity derivatives through its regulated subsidiaries, TWL, TEL, TW SEF and TWJ.
The Company, through its subsidiary Tradeweb IDB Markets Inc. (“TWIDB”) (formerly known as Hydrogen Holdings Corporation), owns Dealerweb Inc. (“DW”) (formerly known as Hilliard Farber & Co., Inc.). DW is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (“FINRA”). DW is also registered as an introducing broker with the CFTC and NFA. It operates as a brokers’ broker primarily in the purchase and sale of United States (“US”) government and government agency mortgage-backed securities, US Treasury bills, notes and bonds, repurchase agreements, collateralized mortgage obligations, exchange traded funds and municipal securities as both a voice broker and through an electronic trading platform.
On October 7, 2011, the Company acquired the assets of the RaffCap business (“RaffCap”). RaffCap operates as a brokers’ broker dealing in the purchase and sale of United States (“US”) government mortgage-backed securities, US Treasury securities, collateralized mortgage obligations, corporate bonds and municipal securities as a voice broker and is included in the operations of DW. The acquisition was accounted for as a business combination and therefore the cost of the assets acquired and liabilities assumed by the Company, which consisted of intangible assets and goodwill, were accounted for at fair value.
On November 1, 2013, the Company acquired BondDesk Group LLC and subsidiaries (“BondDesk”). BondDesk provides services that enable retail customers to view and trade fixed income securities through its subsidiary Tradeweb Direct LLC (“TWD”) (formerly known as BondDesk Trading LLC), a registered broker-dealer under the Securities Exchange Act of 1934 and a member of FINRA.
2.   Significant Accounting Policies
The following is a summary of significant accounting policies:
Basis of Accounting
The consolidated financial statements have been presented in conformity with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.
Cash and Cash Equivalents
Cash and cash equivalents consists of cash and highly liquid investments (such as short-term money market instruments) with original maturities of generally less than three months.
Allowance for Doubtful Accounts
The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance for doubtful accounts is based upon the historical collection experience and specific collection issues that have been identified. Additions, if any, to the allowance for doubtful accounts are charged to bad debt expense, which is included in general and administrative expenses on the Consolidated Statements of Income.
Furniture, Equipment, Purchased Software and Leasehold Improvements
Furniture, equipment, purchased software and leasehold improvements are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, ranging from three to seven years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the leasehold improvements or the remaining term of the lease for office space.
Software Development Costs
The Company capitalizes costs associated with the development of internal use software at the point at which the conceptual formulation, design and testing of possible software project alternatives have been completed. The Company capitalizes employee compensation and related benefits and third party consulting costs incurred during the application development stage which directly contribute to such development. Once the product is placed in service, such costs are amortized on a straight-line basis over three years. The Company reviews the amounts capitalized for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable, or that their useful lives are shorter than originally expected. Non-capitalized software costs and routine maintenance costs are expensed as incurred.
Intangible Assets
Intangible assets with a finite life are amortized over the estimated lives in accordance with ASC 350. Intangible assets subject to amortization are tested for impairment whenever events or changes in circumstances suggest that an asset’s or asset group’s carrying value may not be fully recoverable in accordance with ASC 360. Intangible assets with an indefinite useful life are tested for impairment at least annually. An impairment loss is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding fair value. Intangible assets are amortized over their estimated useful lives of three to sixteen years.
Goodwill
Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Goodwill is not amortized, but in accordance with ASC 350, goodwill is tested for impairment annually and between annual tests whenever events or changes in circumstances indicate that

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

the carrying amount may not be fully recoverable. Goodwill is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. An impairment loss is recognized if the estimated fair value of a reporting unit is less than its net book value. Such loss is calculated as the difference between the estimated fair value of goodwill and its carrying value.
Translation of Foreign Currency
Revenues and expenses denominated in foreign currencies are translated at the rate of exchange prevailing at the transaction date. Assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the Consolidated Statements of Financial Condition date. Foreign currency re-measurement gains or losses on transactions in nonfunctional currencies are recognized in the Consolidated Statements of Income. Gains or losses on translation in the financial statements of a non-U.S. operation, when the functional currency is other than the U.S. dollar, are included as a component of comprehensive income.
Income Tax
The Company is a multiple member limited liability company which is taxed as a partnership. No income tax provision is required on the earnings of the Company as it is a partnership, and therefore the remaining tax effects of its activities accrue directly to its partners. As a partnership, the Company and certain subsidiaries are subject to unincorporated business taxes on income earned, or losses incurred, by conducting business in certain state and local jurisdictions and income taxes in foreign jurisdictions on certain of their operations. TWIDB and its subsidiary DW are C Corporations and therefore incur federal, state and local income tax expense. Income taxes are accounted for in accordance with ASC 740. The Company recorded deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company measures deferred taxes using the enacted tax rates and laws that will be in effect when such temporary differences are expected to reverse. Based on the weight of the positive and negative evidence considered, management believes that it is more likely than not that the Company will be able to realize its deferred tax assets in the future, therefore, no valuation allowance is necessary.
The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.
The Company recognizes interest and penalties related to income taxes within the provision for income taxes in the Consolidated Statements of Income. Accrued interest and penalties are included within accounts payable, accrued expenses and other liabilities in the Consolidated Statements of Financial Condition.
On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (“TCJA”) effective for tax years ending after December 31, 2017. This legislation replaces the prior corporate tax rate structure with a flat 21% rate, effective in 2018. There were many other future impacts of the tax reform such as the repeal of the corporate alternative minimum tax rate, tax loss carryback and carryforward limitations. This legislation impacted the financial statements for the year ended December 31, 2017 by reducing the deferred tax asset by $1,982,000 as a result of the revaluation of the deferred tax asset based on the reduced federal corporate tax rate.
The TCJA also requires a U.S. shareholder of a controlled foreign corporation (“CFC”) to include in income, as a deemed dividend, the global intangible low-taxed income (“GILTI”) of the CFC. This provision is effective for taxable years of foreign corporations beginning after December 31, 2017, and to taxable years of United States shareholders in which or with which such taxable years of foreign

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

corporations end. The Company has elected to treat taxes due on future U.S. inclusions in taxable income under the GILTI provision as a current period expense when incurred. As a result of the complexities involved in accounting for the full effect of the TCJA, the SEC permits companies to record provisional amounts in the current year. The Company considers all amounts recorded as a result of the TCJA to be provisional and subject to revision. Any such revisions will be treated in accordance with the measurement period guidance allowing for a period of up to one year after the enactment date of the TCJA to finalize the recording of the related tax impacts.
Revenue Recognition
The Company earns transaction fees from securities transactions. Transaction fee revenue is recorded on a trade-date basis.
The Company earns subscription fees from granting access to institutional investors. Subscription fees are recognized into income in the period that access is provided, generally on a monthly basis. Also included in subscription fees on the Consolidated Statements of Income are viewer fees earned monthly from institutional investors accessing fixed income market data. Fees received by the Company which are not yet earned are included in deferred revenue on the Consolidated Statements of Financial Condition until the revenue recognition criteria has been met.
Securities transactions and related commission income are recorded on a trade-date basis, as if the transactions have settled.
The Company earns fees from TR relating to the sale of market data to TR, which redistributes that data. These fees are recognized in the period that the data is provided, generally on a monthly basis.
On January 1, 2018, the Company adopted ASU 2014-09 using the modified retrospective approach. The adoption of ASU 2014-09 did not have a material impact on the measurement or recognition of revenue in any prior or current reporting periods.
Fees earned by the Company have fixed fee components, such as monthly minimums or fixed monthly fees and variable components such as transaction based fees. The breakdown of revenues between fixed and variable revenues, in thousands, for the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016 is as follows:
	Nine Months Ended September 30,
	2018		2017
Revenues	Variable	Fixed	Variable	Fixed
	(in thousands)
			(unaudited)
Transaction fees	$208,049	$65,702	$156,931	$41,631
Subscription and Thomson Reuters market data fees	1,305	142,676	1,200	144,687
Commissions	49,367	30,463	42,049	29,567
Other	40	8,169	27	3,477
Gross revenues	$258,761	$247,010	$200,207	$219,362

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

	Year Ended December 31,
	2017		2016
Revenues	Variable	Fixed	Variable	Fixed
	(in thousands)
Transaction fees	$210,198	$56,822	$176,060	$54,111
Subscription and Thomson Reuters market data fees	1,575	192,959	1,496	190,487
Commissions	57,118	39,627	54,194	37,469
Other	36	4,633	30	4,557
Gross revenues	$268,927	$294,041	$231,780	$286,624

Stock Based Compensation
The Company accounts for stock based compensation in accordance with ASC 718. ASC 718 focuses primarily on accounting for a transaction in which an entity obtains employee services in exchange for share-based payments. Under ASC 718, the shared-based payments received by the employees of the Company are accounted for as liability awards. As a liability award, the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the equity instrument’s fair value during the requisite service period are recognized as compensation cost over that period.
Under ASC 718, share-based awards that do not require future service (i.e., vested awards) are expensed immediately. Share-based employee awards that require future service, and are graded-vesting awards, are amortized over the relevant service period on a straight-line basis, with each tranche separately measured.
Determining the appropriate fair value model and calculating the fair value of the share-based payment awards requires the input of highly subjective assumptions, including the expected life of the share-based payment awards, the number of expected share-based payment awards that will be forfeited prior to the completion of the vesting requirements, and the stock price volatility. The Company uses the Black-Scholes pricing model to value some of its share-based awards. Application of alternative assumptions could produce significantly different estimates of the fair value of stock-based compensation and consequently, the related amounts recognized in the Company’s Consolidated Statements of Income.
Earnings Per Share
Basic earnings per share is computed by dividing the net income attributable to the Company’s shares by the weighted-average number of the Company’s shares outstanding during the period. For purposes of computing diluted earnings per share, the weighted-average number of the Company’s shares reflects the dilutive effect that could occur if the convertible term note payable or contingent consideration payable were converted into the Company’s shares.
Fair Value Measurement
The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Instruments that the Company owns (long positions) are marked to bid prices, and instruments that the Company has sold, but not yet purchased (short positions), are marked to offer prices. Fair value measurements do not include transaction costs.
The fair value hierarchy under ASC 820 prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

Basis of Fair Value Measurement
Level 1
Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2
Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3
Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Recent Accounting Pronouncements
In February 2016, the FASB issued ASU2016-02, Leases. This standard requires Lessees to recognize a right-of-use asset and a lease liability for virtually all leases. The Asset will reflect the present value of unpaid lease payments coupled with initial direct costs, prepaid lease payments, and lease incentives. The amount of the lease liability will be calculated as the present value of unpaid lease payments. The lease term will be required to be reassessed when the lessee elects to exercise or not exercise an option during the lease term. ASU2016-02 will be effective for the Company in the fiscal year beginning January 1, 2019. The new standard must be adopted using a modified retrospective transition. The Company is currently evaluating the impact of adopting this ASU on the Company’s financial statements.
In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). This update provides specific guidance on the eight cash flow classification and presentation issues on the statements of cash flow. ASU 2016-15 will be effective for the Company in the fiscal year beginning January 1, 2019. The Company is currently evaluating the impact of adopting this ASU on the Company’s financial statements.
In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other. The ASU simplifies the quantitative goodwill impairment test by eliminating the second step of the test. Under this ASU, impairment will be measured by comparing the estimated fair value of the reporting unit with its carrying value. The ASU is applicable for the Company in the fiscal year beginning January 1, 2021. The Company doesn’t anticipate the adoption of this ASU to have a material impact on the Company’s financial statements.
3.   Restricted Cash
Cash has been segregated in a special reserve bank account for the benefit of brokers and dealers under SEC Rule 15c3-3. The Company computes the proprietary accounts of other broker-dealers (“PAB”) reserve, which requires the Company to maintain minimum segregated cash in the amount of total credits per the reserve computation. As of September 30, 2018, September 30, 2017, December 31, 2017 and December 31, 2016, cash in the amount of $1,200,000, $1,200,000, $1,200,000 and $1,000,000, respectively, has been segregated in the PAB reserve account exceeding the requirements pursuant to SEC Rule 15c3-3.
4.   Receivable from and Payable to Brokers and Dealers and Clearing Organizations
Balances receivable from and payable to brokers and dealers and clearing organizations resulting from the Company’s normal securities transactions are generally collateralized by those securities.
5.   Deposits with Clearing Organizations
Deposits with clearing organizations are comprised of cash deposits. Due to the short-term nature of these deposits, the recorded value has been determined to approximate fair value.

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

6.   Furniture, Equipment, Purchased Software and Leasehold Improvements
The components of furniture, equipment, purchased software and leasehold improvements, net of accumulated depreciation and amortization are as follows (in thousands):
	As of September 30,		As of December 31,
	2018	2017	2017	2016
		(unaudited)
Computer hardware	$72,123	$65,054	$67,852	$55,899
Leasehold improvements	27,115	26,500	27,139	26,222
Purchased software	13,786	13,193	12,991	12,090
Furniture and office equipment	6,097	6,297	6,350	5,960
Accumulated depreciation and amortization	(95,257)	(84,570)	(87,301)	(75,342)
Furniture, equipment, purchased software and leasehold improvements, net of accumulated depreciation and amortization	$23,864	$26,474	$27,031	$24,829

For the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016, depreciation and amortization expense related to these assets was $9,270,000, $9,065,000, $11,959,000 and $12,910,000 respectively.
7.   Software Development Cost
The components of Software development costs, net of accumulated amortization are as follows (in thousands):
	As of September 30,		As of December 31,
	2018	2017	2017	2016
		(unaudited)
Software development costs	$237,904	$211,266	$218,382	$191,225
Accumulated amortization	(197,163)	(170,691)	(177,201)	(151,781)
Software development costs, net of accumulated amortization	$40,741	$40,575	$41,181	$39,444

For the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016, software development costs totaling $19,523,000, $20,042,000, $27,157,000 and $25,351,000, respectively, were capitalized. In addition, in 2016, software development costs of  $3,600,000 were acquired together with a business. Non-capitalized software costs and routine maintenance costs are expensed as incurred and are included in employee compensation and benefits and professional fees on the Consolidated Statements of Income. For the nine months ended September 30, 2018 and 2017, and the years ended December 31, 2017 and 2016, amortization expense related to these assets was $19,962,000, $18,910,000, $25,420,000 and $26,824,000 respectively.

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

8.   Intangible Assets and Goodwill
Intangible assets and goodwill relate primarily to the allocation of purchase price associated with the acquisition by TR of Tradeweb Group LLC in 2004, the merger in 2010 of the Company with Tradeweb NewMarkets LLC (“NewMarkets”), which was a company owned by the Banks and TR (the “Merger”), the purchase of the RaffCap business in 2011 and the purchase of BondDesk in 2013. The following is a summary of goodwill (in thousands):
	As of September 30,		As of December 31,
	2018	2017	2017	2016
		(unaudited)
TR Acquisition	$334,185	$334,185	$334,185	$334,185
Merger	66,484	66,484	66,484	66,484
RaffCap Business	49,200	49,200	49,200	49,200
BondDesk	103,158	103,158	103,158	103,158
Other	10,394	10,394	10,394	10,460
	$563,421	$563,421	$563,421	$563,487

Intangible assets for in-place licenses, which have an indefinite useful life, are $12,000,000 at September 30, 2018, September 30, 2017, December 31, 2017 and December 31, 2016.
Intangible assets that are subject to amortization, including the related accumulated amortization, are comprised as follows as of September 30, 2018 and 2017 and December 31, 2017 and 2016 (in thousands):
		As of September 30,
		2018			2017
	Amortization Period	Cost	Accumulated Amortization	Net Carrying Amount	Cost	Accumulated Amortization	Net Carrying Amount
						(unaudited)
Customer relationships – Fixed Income Business	13 Years	$155,284	$(155,284)	$—	$155,284	$(155,270)	$14
Customer relationships – DW	11 Years	65,000	(46,780)	18,220	65,000	(40,871)	24,129
Customer relationships – RaffCap	12 Years	17,600	(10,267)	7,333	17,600	(8,800)	8,800
Customer relationships – BondDesk	15 Years	104,000	(34,006)	69,994	104,000	(27,072)	76,928
Customer relationships – Other	10 Years	2,100	(547)	1,553	2,100	(337)	1,763
Tradenames	10 Years	200	(140)	60	200	(120)	80
Liquidity contracts	16 Years	185,000	(91,536)	93,464	185,000	(79,974)	105,026
		$529,184	$(338,560)	$190,624	$529,184	$(312,444)	$216,740

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

		As of December 31,
		2017			2016
	Amortization Period	Cost	Accumulated Amortization	Net Carrying Amount	Cost	Accumulated Amortization	Net Carrying Amount
Customer relationships – Fixed Income Business	13 Years	$155,284	$(155,270)	$14	$155,217	$(150,147)	$5,070
Customer relationships – DW	11 Years	65,000	(42,348)	22,652	65,000	(36,439)	28,561
Customer relationships – RaffCap	12 Years	17,600	(9,166)	8,434	17,600	(7,700)	9,900
Customer relationships – BondDesk	15 Years	104,000	(28,806)	75,194	104,000	(21,872)	82,128
Customer relationships – Other	10 Years	2,100	(385)	1,715	2,100	(175)	1,925
Tradenames	10 Years	200	(125)	75	5,400	(5,272)	128
Liquidity contracts	16 Years	185,000	(82,865)	102,135	185,000	(71,302)	113,698
		$529,184	$(318,965)	$210,219	$534,317	$(292,907)	$241,410

For the nine months ended September 30, 2018 and 2017 and years ended December 31, 2017 and 2016, amortization expense relating to these assets was $19,576,000, $24,670,000, $31,236,000 and $41,125,000 respectively.
The estimated annual future amortization for existing intangibles assets through September 30, 2023 is as follows (in thousands):
Year	Amount
2019	$26,122
2020	26,122
2021	26,122
2022	20,694
2023	20,193
9.   Deferred Revenue
The Company records deferred revenue when cash payments are received or due in advance of services to be performed. The revenue recognized from deferred revenue and the remaining balance is shown below (in thousands):
	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017	For the year ended December 31, 2017	For the year ended December 31, 2016
		(unaudited)
Deferred revenue balance – beginning of period	$29,673	$42,184	$42,184	$48,533
New billings	100,091	127,312	130,084	132,501
Revenue recognized	(101,484)	(139,823)	(142,595)	(138,850)
Deferred revenue balance – end of period	$28,280	$35,045	$29,673	$42,184

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

10.   Income Taxes
The provision for income taxes consists of the following (in thousands):
	For the nine months ended September 30,		For the year ended December 31,
	2018	2017	2017	2016
		(unaudited)
Current:
Federal	$—	$—	$—	$—
State and Local	5,739	2,817	4,331	2,772
Foreign	3,559	2,118	2,748	2,826
	9,298	4,935	7,079	5,598
Deferred – Federal	1,085	(1,304)	(433)	(5,783)
Deferred – state and local	1,517	(472)	(517)	(540)
Total deferred	2,602	(1,776)	(950)	(6,323)
Total	$11,900	$3,159	$6,129	$(725)

A reconciliation of the statutory tax rate to the effective rate is as follows:
	For the nine months ended September 30,		For the year ended December 31,
	2018	2017	2017	2016
		(unaudited)
U.S. federal tax at statutory rate	21.0%	35.0%	35.0%	35.0%
State and local taxes – net of federal benefit	5.1%	2.9%	2.8%	1.6%
Foreign taxes	2.5%	2.7%	3.1%	3.1%
TCJA provisional tax charge	0.0%	0.0%	2.2%	0.0%
LLC flow-through structure	-20.2%	-36.6%	-36.3%	-40.5%
Effective tax rate	8.4%	4.0%	6.8%	-0.8%

Included in other assets are deferred tax assets of  $4,218,000, $8,145,000, $6,820,000 and $6,369,000 at September 30, 2018 and 2017, December 31, 2017 and 2016, respectively. The components of the Company’s deferred tax assets are as follows (in thousands):
	As of September 30,		As of December 31,
	2018	2017	2017	2016
		(unaudited)
Deferred tax assets:
Net operating losses	$7,317	$10,116	$8,966	$7,750
Goodwill and intangible assets	(3,562)	(1,971)	(2,146)	(1,381)
Other	463	—	—	—
Total deferred tax assets	$4,218	$8,145	$6,820	$6,369

The Company was audited by the City of New York (“NYC”) for the tax periods from 2011 – 2013 and TWG was audited for the tax periods 2009 – 2011. In 2018, NYC issued an assessment for the periods under audit. Furthermore, NYC has also requested an extension of the statute of limitations, for TWG for the years 2012 – 2014 and for the Company for 2014, as it will audit those periods as well.

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

During the nine months ended September 30, 2018, the Company recorded the additional tax, penalties and interest of  $1,288,000 resulting from the NYC UBT audit assessments. For the tax periods from 2012 – 2016, the Company has calculated and recorded a provision of  $2,003,000 for the additional exposure based on the methodology from the UBT audit assessment. This provision was made using the best estimate of the amount expected to be paid based on available information and assessment of all relevant factors. Due to the uncertainty associated with tax audits, it is possible that at some future date liabilities resulting from this audit could vary significantly from our provision. Nevertheless, based on currently enacted legislation and information currently known to us, the company believes that the ultimate resolution of this audit will not have a material adverse impact on the Company’s financial condition taken as a whole.
11.   Shares
The Company’s issued and vested shares are as follows as of September 30, 2018 and 2017, December 31, 2017 and 2016:
Number of Vested Shares Issued
As of September 30, 2018
Class A Shares	146,333
Class C Shares	447
Class P(A) Shares	6,887
Class P(C) Shares	2
Class P-1(A) Shares	6,094
Class P-1(C) Shares	232
As of September 30, 2017
(unaudited)
Class A Shares	146,333
Class C Shares	447
Class P(A) Shares	6,887
Class P(C) Shares	2
As of December 31, 2017
Class A Shares	146,333
Class C Shares	447
Class P(A) Shares	6,887
Class P(C) Shares	2
As of December 31, 2016
Class A Shares	144,498
Class C Shares	504
Class P(A) Shares	6,887
Class P(C) Shares	2
Each outstanding Class A Share, Class P(A) Share, Class P-1(A) Share, Class C Share, Class P(C) Share and Class P-1(C) Share equally participates in the earnings of the Company. All of these shares cannot be transferred without approval by the Board of Managers of the Company, with the exception of

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

transfers to certain related parties. Most of the Class A and Class P(A) Shareholders have the right to appoint the members of the Board of Managers. The Class C Shareholders and Class P(C) Shareholders do not have the right to appoint members of the Board of Managers.
12.   Stock Based Compensation Plans
The Company has a stock incentive plan which provides for the grant of performance-based restricted share units (“PRSUs”), to encourage employees of the Company to participate in the long-term success of the Company. The Company measures the cost of employee services received in exchange for the award based on its current fair value. The fair value of each award is based on the fair value of the Company and the value of accumulated dividend rights associated with each award. The fair value of that award is remeasured subsequently at each reporting date through to settlement. Changes in the award’s fair value during the requisite service period is recognized as compensation cost over that period.
PRSUs vest on January 1, 2019, 2020 and 2021. The final value of the PRSUs upon vesting is determined by a performance modifier, which is adjusted as a result of the financial performance of the Company. If an employee’s employment with the Company is terminated, all unvested PRSUs are forfeited.
The following table reports the activity for PRSUs issued by the Company:
	Number of PRSUs	Weighted Average Fair Value of PRSUs
Outstanding at December 31, 2015	574.7	$22,512
Granted	512.8	21,723
Forfeited	(12.9)	23,170
Outstanding at December 31, 2016	1,074.6	13,159
Granted	511.7	24,911
Forfeited	(8.7)	26,770
Outstanding at September 30, 2017 (unaudited)	1,577.6	$31,039
Outstanding at December 31, 2016	1,074.6	$13,159
Granted	511.7	24,911
Forfeited	(8.7)	26,770
Outstanding at December 31, 2017	1,577.6	31,039
Granted	531.9	29,609
Exercised	(560.4)	32,246
Forfeited	(9.9)	31,130
Outstanding at September 30, 2018	1,539.2	$38,017

Prior to 2015, the Company granted employees Stock Appreciation Rights (“SARs”). The SARs had graded vesting schedules with expiration dates through December 31, 2016. If an employee was terminated without cause, all unvested SARs are forfeited. All vested SARs were only exercisable during a specific period of the year and must have been exercised by 2017.
The fair value of the SARs is calculated at the date of grant and remeasurement date using an appropriate valuation model such as Black-Scholes. Consequently, the fair values of these awards are based on the estimated fair value at that date.
At December 31, 2016, due to the expiration of the SARs, the fair value of each award equals the intrinsic value.

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

The following table reports activity for SARs issued by the Company:
	Number of SARS	Weighted Average Exercise Price of SARs
Outstanding at December 31, 2016	2,886.1	$17,344
Exercised	(2,886.1)	(17,344)
Outstanding at September 30, 2017 and December 31, 2017	—	$—

As of September 30, 2018, there was $29,105,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements. This cost is expected to be recognized over a weighted average period of 1.8 years.
Certain employees acquired Class C Shares and Class P(C) Shares of the Company.
The following table records activity of Class C Shares held by employees of the Company.
Number of Shares
Outstanding at December 31, 2015	528
Sold	(24)
Outstanding at December 31, 2016	504
Purchased	5
Sold	(62)
Outstanding at September 30, 2017 (unaudited)	447
Outstanding at December 31, 2016	504
Purchased	5
Sold	(62)
Outstanding at December 31, 2017	447
Sold	—
Outstanding at September 30, 2018	447

The following table records activity of vested Class P(C) Shares held by employees of the Company.
Number of Shares
Outstanding at December 31, 2015	2
Sold	—
Outstanding at December 31, 2016	2
Sold	—
Outstanding at September 30, 2017 (unaudited)	2
Outstanding at December 31, 2016	2
Sold	—
Outstanding at December 31, 2017	2
Sold	—
Outstanding at September 30, 2018	2

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

The following table records activity of vested Class P-1(C) Shares held by employees of the Company.
Number of Shares
Outstanding at December 31, 2017	—
Vested	232
Outstanding at September 30, 2018	232

The C Shares, vested Class P(C) Shares and vested Class P-1(C) Shares are classified as mezzanine capital, as opposed to members’ capital, due to the right of employees to sell the shares back to the Company at fair market value upon termination of employment. C Shares, vested Class P(C) Shares and vested Class P-1(C) Shares that have been outstanding for less than six months are included in employee compensation payable. At September 30, 2017 and December 31, 2017 and 2016 there were no C Shares, vested Class P(C) Shares or vested Class P-1(C) Shares included in employee compensation payable. At September 30, 2018, $5,728,000 of vested Class P-1(C) Shares are included in equity compensation payable. Changes in the Class C Share’s and vested Class P(C) Share’s fair value included in mezzanine capital were not recognized as compensation cost.
For the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016, $15,949,000, $17,571,000, $26,100,000 and $19,032,000 has been expensed relating to PRSUs, SARs and shares granted to or acquired by employees and included in employee compensation and benefits in the Consolidated Statements of Income.
13.   Related Party Transactions
The Company enters into transactions with affiliates of the Banks and TR. At September 30, 2018 and 2017 and December 31, 2017 and 2016, the following balances with such affiliates were included in the Consolidated Statements of Financial Condition in the following line items (in thousands):
	As of September 30,		As of December 31,
	2018	2017	2017	2016
		(unaudited)
Cash and cash equivalents	$230,617	$209,653	$234,107	$209,877
Deposits with clearing organizations	500	500	500	500
Accounts receivable	45,762	36,452	27,163	25,681
Receivable from affiliates	3,350	246	375	969
Other assets	6	39	27	46
Payable to brokers and dealers and clearing organizations	—	39,143	—	—
Deferred revenue	11,602	13,563	5,106	5,570
Contingent consideration payable	—	100,408	129,393	70,873
Accounts payable, accrued expenses and other liabilities	2,530	2,187	2,555	7,234
Convertible term note payable	—	—	—	29,285
Payable to affiliates	5,856	7,487	5,578	5,563
The Company maintains a shared services agreement with TR. Under the terms of the agreement, TR provides the Company with certain real estate, payroll, benefits administration, insurance, content, financial reporting and tax support. During the nine months ended September 30, 2018 and 2017, the Company incurred shared services fees of $3,225,000 and during the years ended December 31, 2017 and 2016 the Company incurred service fees of $4,300,000 relating to this agreement. These fees are included in occupancy, technology and communications and general and administrative expenses in the Consolidated Statements of Income.

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

The Company maintains market data license agreements with TR. Under the agreements, the Company delivers to TR certain market data feeds which TR redistributes to its customers. The Company earns license fees for these feeds or royalties for customer references. During the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016, the Company earned $36,851,000, $37,895,000, $50,125,000 and $50,564,000, respectively, of revenue under these agreements.
The Company reimburses affiliates of TR for expenses paid on behalf of the Company for various services including payroll, marketing, professional fees, communications, data costs and certain other administrative services. For the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016, the Company reimbursed such affiliates approximately $28,736,000, $31,941,000, $38,361,000 and $34,350,000, respectively, for these expenses.
During the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016, the Company earned approximately $211,234,000, $173,573,000, $232,436,000 and $211,743,000, respectively, of transaction, subscription and other fees from affiliates of the Banks.
During the nine months ended September 30, 2018 and 2017 and years ended December 31, 2017 and 2016, the Company earned $34,000, $32,000, $40,000 and $80,000, respectively, of interest income from money market funds invested with and savings accounts deposited with affiliates of the Banks. Interest rates earned on the money market and savings accounts are comparable to rates offered to third parties.
The Company borrowed $29,285,000 from a subsidiary of TR under a convertible term note. Interest charged on the outstanding borrowings is the greater of LIBOR or 150 basis points, plus 300 basis points per annum, and is reset and payable quarterly. On May 5, 2017, TR converted all outstanding borrowings into 1,835 Class A Shares at the price of  $15,958 per share. During the years ended December 31, 2017 and 2016, the interest rate charged was 4.50% per annum. The Company paid and expensed interest on this note of  $455,000 in the nine months ended September 30, 2017 and year ended December 31, 2017 and $1,339,000 the year ended December 31, 2016.
During 2014, the Company issued Class A Shares and unvested Class P-1(A) Shares to some of the Banks as a result of a $120,000,000 capital contribution. In connection with this investment, employees invested $5,266,000 in the Company and were issued Class C Shares and unvested Class P-1(C) Shares. Certain Class P-1(A) Shares and Class P-1(C) Shares vested on July 31, 2018, based on a formula determined by the Company’s new credit platforms’ revenues and any remaining unvested Class P-1(A) Shares and Class P-1(C) Shares were cancelled. The value of the vested Class P-1(A) Shares which are included in members’ capital is $150,495,000 and the value of the vested P-1(C) Shares which are included in employee equity compensation payable is $5,728,000. During the nine months ended September 30, 2018 and 2017 and the years ended December 31, 2017 and 2016, the Company recognized contingent consideration of $26,830,000, $29,535,000, $58,520,000 and $26,224,000, respectively, relating to these shares, which is included in net revenue on the Consolidated Statements of Income. At September 30, 2017, December 31, 2017 and 2016, $100,408,000, $129,393,000 and $70,873,000, respectively, is included in contingent consideration payable on the Consolidated Statements of Financial Condition.
14.   Fair Value of Financial Instruments
Certain financial instruments that are not carried at fair value on the Consolidated Statements of Financial Condition are carried at amounts that approximate fair value. These instruments include deposits with clearing organizations, accounts receivable, working capital revolving note payable and convertible term note payable.
Following is a description of the fair value methodologies used for the Company’s instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

The Company’s money market funds are classified within level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.
Contingent consideration is classified within level 3 of the fair value hierarchy because the valuation requires assumptions that are both significant and unobservable. The contingent consideration valuation is determined using a monte carlo simulation, with key inputs being the standard deviation applied to the Company’s new credit platforms’ revenues, revenue multiple and discount rate. At September 30, 2017, December 31, 2017 and 2016, the inputs in the valuation are as follows:
	September 30, 2017	December 31, 2017	December 31, 2016
Standard deviation	$2,291,667	$1,666,667	$5,000,000
Revenue multiple	6.41x	7.03x	5.71x
Discount rate	3.30%	1.64%	3.14%
The Company has no instruments that are classified within level 2 of the fair value hierarchy.
The fair value measurements are as follows (in thousands):
	Quoted Prices in active Markets for Indentical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
As of September 30, 2018
Assets
Money market funds	$134,876	$—	$—	$134,876
	$134,876	$—	$—	$134,876
As of September 30, 2017 (unaudited)
Assets
Money market funds	$125,392	$—	$—	$125,392
	$125,392	$—	$—	$125,392
Liabilities
Contingent consideration payable	$—	$—	$100,408	$100,408
	$—	$—	$100,408	$100,408
As of December 31, 2017
Assets
Money market funds	$101,154	$—	$—	$101,154
	$101,154	$—	$—	$101,154
Liabilities
Contingent consideration payable	$—	$—	$129,393	$129,393
	$—	$—	$129,393	$129,393
As of December 31, 2016
Assets
Money market funds	$105,325	$—	$—	$105,325
	$105,325	$—	$—	$105,325
Liabilities
Contingent consideration payable	$—	$—	$70,873	$70,873
	$—	$—	$70,873	$70,873

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

15.   Credit Risk
The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers and broker/dealers. At September 30, 2018 and 2017 and December 31, 2017 and 2016, the Company established an allowance for doubtful accounts of $1,091,000, $936,000, $928,000 and $1,078,000, respectively, with regard to these receivables.
In the normal course of business the Company, as agent, executes transactions with, and on behalf of, other brokers and dealers. If the agency transactions do not settle because of failure to perform by either counterparty, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transaction.
A substantial number of the Company’s transactions are collateralized and executed with, and on behalf of, a limited number of brokers and dealers. The Company’s exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients’ ability to satisfy their obligations to the Company.
The Company does not expect nonperformance by counterparties in the above situations. However, the Company’s policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty with which it conducts business.
16.   Commitments and Contingencies
The Company is obligated under operating leases in the US and UK for office space through 2027. Minimum rent is expensed on a straight-line basis over the term of the lease. The terms of the leases require the following remaining future minimum rental payments at September 30, 2018 (in thousands):
Year ended September 30,	Amount
2019	$11,111
2020	8,404
2021	6,201
2022	4,079
2023	3,958
Thereafter	12,149
$45,902

The actual rent charged to occupancy amounted to $9,011,000, $9,460,000, $11,774,000 and $13,253,000 in the nine months ended September 30, 2018 and 2017 and years ended December 31, 2017 and 2016, respectively.
One US lease is secured by a letter of credit in the amount of  $1,200,000, which is guaranteed by TR.
In the normal course of business, the Company enters into user agreements with its dealers which provide the dealers with indemnification from third parties in the event that the Tradeweb Network infringes upon the intellectual property or other proprietary right of a third party. The Company’s exposure under these user agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

The Company has been named as a defendant in antitrust actions (consolidated). The Company believes it has substantial defenses to plaintiffs’ claims and intends to defend itself vigorously. Any evaluation of the likelihood of an unfavorable outcome or estimate of the amount or range of potential loss as a result is too speculative at this time.
17.   Earnings Per Share
The following table sets forth the computation of basic and diluted earnings per share:
	Nine Months Ended September 30,		Years ended December 31,
	2018	2017	2017	2016
	(in thousands)		(in thousands)
		(unaudited)
Net Income (in thousands)	$130,160	$76,541	$83,648	$93,161
Basic Weighted Average Shares Outstanding	155,060	152,836	153,046	151,902
Dilutive Effect of Convertible Term Notes Payable	—	—	—	—
Diluted Weighted Average Shares Outstanding	155,060	152,836	153,046	151,902
Basic Earnings Per Share	$839.42	$500.81	$546.55	$613.30
Diluted Earnings Per Share	$839.42	$500.81	$546.55	$613.30

Shares from the convertible term note payable totaling 860, 644 and 1,835 in the nine months ended September 30, 2017 and years ended December 31, 2017 and 2016, respectively, and shares from the contingent consideration payable totaling 3,920 in the nine months ended September 30, 2018 were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.
18.   Regulatory Capital Requirements
TWL, DW and TWD are subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. TEL is subject to certain financial resource requirements with the FCA in the UK and its Japan branch and TWJ are subject to certain financial resource requirements with the FCA in Japan.
At September 30, 2018 and 2017 and December 31, 2017 and 2016, the regulatory capital requirements and regulatory capital for TWL, DW, TWD, TEL and TWJ were as follows (in thousands):
	TWL	DW	TWD	TEL	TEL Japan Branch	TWJ
As of September 30, 2018
Regulatory Capital	$14,552	$35,439	$16,322	$37,058		$11,617
Regulatory Capital Requirement	1,912	1,682	458	17,912		3,509
Excess Regulatory Capital	$12,640	$33,757	$15,864	$19,146		$8,108
As of September 30, 2017 (unaudited)
Regulatory Capital	$16,919	$31,921	$17,802	$34,968	$3,189
Regulatory Capital Requirement	1,459	1,728	373	17,891	1,590
Excess Regulatory Capital	$15,460	$30,193	$17,429	$17,077	$1,599

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

	TWL	DW	TWD	TEL	TEL Japan Branch	TWJ
As of December 31, 2017
Regulatory Capital	$22,551	$35,546	$16,965	$31,509		$5,326
Regulatory Capital Requirement	1,589	1,612	378	18,034		961
Excess Regulatory Capital	$20,962	$33,934	$16,587	$13,475		$4,365
As of December 31, 2016
Regulatory Capital	$17,326	$20,303	$16,651	$21,614	$4,808
Regulatory Capital Requirement	1,890	1,828	250	13,390	1,009
Excess Regulatory Capital	$15,436	$18,475	$16,401	$8,224	$3,799

As SEFs, TW SEF and DW SEF are required to maintain adequate financial resources and liquid financial assets in accordance with CFTC regulations. The required and maintained financial resources and liquid financial assets at September 30, 2018 and 2017 and December 31, 2017 and 2016 are as follows (in thousands):
	TW SEF	DW SEF
As of September 30, 2018
Financial Resources	$24,313	$16,942
Required Financial Resources	10,500	5,199
Excess Financial Resources	$13,813	$11,743
Liquid Financial Assets	$14,542	$10,455
Required Liquid Financial Assets	5,250	2,600
Excess Liquid Financial Assets	$9,292	$7,855
As of September 30, 2017 (unaudited)
Financial Resources	$25,424	$19,319
Required Financial Resources	10,500	6,061
Excess Financial Resources	$14,924	$13,258
Liquid Financial Assets	$14,569	$13,142
Required Liquid Financial Assets	5,250	3,031
Excess Liquid Financial Assets	$9,319	$10,111
As of December 31, 2017
Financial Resources	$23,349	$20,069
Required Financial Resources	10,500	5,875
Excess Financial Resources	$12,849	$14,194
Liquid Financial Assets	$14,084	$13,865
Required Liquid Financial Assets	5,250	2,893
Excess Liquid Financial Assets	$8,834	$10,972

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

	TW SEF	DW SEF
As of December 31, 2016
Financial Resources	$22,655	$17,574
Required Financial Resources	10,500	5,764
Excess Financial Resources	$12,155	$11,810
Liquid Financial Assets	$13,763	$9,918
Required Liquid Financial Assets	5,250	2,882
Excess Liquid Financial Assets	$8,513	$7,036

19.   Employees Savings Plan
The Company sponsors a 401(k) savings plan for its US employees. Employees may voluntarily contribute up to 75% of their annual compensation, including bonus. The Company matches 100% of the employee’s contribution, up to 4%, which vests immediately. Company’s expense for matching contributions for these plans was $3,758,000, $3,489,000, $4,137,000 and $4,179,000, in the nine months ended September 30, 2018 and 2017 and years ended December 31, 2017 and 2016, respectively.
The Company has deferred compensation plans for its UK and Asia employees. Employer contributions to the plan were $1,113,000, $901,000, $1,242,000 and $1,181,000 in the nine months ended September 30, 2018 and 2017 and years ended December 31, 2017 and 2016, respectively.
20.   Segment and Geographic Information
The Company operates electronic over-the-counter marketplaces for the trading of fixed income and derivative securities and provides related pre-trade pricing and post-trade processing services. The Company’s operations constitute a single business segment because of the integrated nature of these marketplaces and services. Information regarding revenue by client sector for the nine months ended September 30, 2018 and 2017 and years ended December 31, 2017 and 2016 follows (in thousands):
	For the nine months ended September 30,		For the years ended December 31,
	2018	2017	2017	2016
		(unaudited)
Net revenue:
Institutional	$301,918	$236,034	$318,038	$285,801
Wholesale	99,028	88,490	118,451	109,945
Retail	57,766	53,467	70,857	67,471
Market Data	47,059	41,578	55,622	55,187
Other	(26,830)	(29,535)	(58,520)	(26,224)
Net revenue	478,941	390,034	504,448	492,180
Operating expenses	338,607	310,762	415,356	399,049
Operating income	$140,334	$79,272	$89,092	$93,131

The Company operates in the U.S. and internationally, primarily in Europe and Asia. Revenues are attributed to geographic area based on the jurisdiction where the underlying transactions take place. The results by geographic region are not meaningful in understanding the Company’s business. Long-lived

Tradeweb Markets LLC and Subsidiaries
Notes to Consolidated Financial Statements
September 30, 2018 and 2017, December 31, 2017 and 2016

assets are attributed to the geographic area based on the location of the particular subsidiary. Information regarding revenue for the nine months ended September 30, 2018 and 2017 and years ended December 31, 2017 and 2016 and long-lived assets as of September 30, 2018 and 2017 and December 31, 2017 and 2016 follows (in thousands):
	For the nine months ended September 30,		For the years ended December 31,
	2018	2017	2017	2016
		(unaudited)
Net revenue:
U.S.	$324,304	$287,624	$385,176	$365,308
International	181,467	131,945	177,792	153,096
Gross revenue	505,771	419,569	562,968	518,404
Contingent consideration	(26,830)	(29,535)	(58,520)	(26,224)
Total	$478,941	$390,034	$504,448	$492,180

	As of September 30,		As of December 31,
	2018	2017	2017	2016
		(unaudited)
Long-lived assets
U.S.	$822,845	$851,024	$845,599	$876,622
International	7,805	8,186	7,987	4,548
Total	$830,650	$859,210	$853,586	$881,170

21.   Subsequent Events
On October 1, 2018, Blackstone acquired a 55% stake of the Thomson Reuters Financial & Risk Business (“Refinitiv”), which includes the Thomson Reuters majority ownership interest in Tradeweb. There were no other subsequent events requiring adjustment to the financial statements or disclosure through December 17, 2018, the date that the Company’s financial statements were issued.

     Shares
Tradeweb Markets Inc.
Class A Common Stock
Citigroup	Goldman Sachs & Co. LLC	J.P. Morgan	Morgan Stanley
BofA Merrill Lynch	Barclays	Credit Suisse
Deutsche Bank Securities	UBS Investment Bank	Wells Fargo Securities
Jefferies	Sandler O’Neill + Partners, L.P.
Through and including     , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II.
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.   Other Expenses of Issuance and Distribution
The following table sets forth all the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale of the shares of Class A common stock being registered hereby. Except as otherwise noted, the registrant will pay all of the costs and expenses set forth in the following table. All amounts shown below are estimates, except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee:
Amount
SEC registration fee	$	*
FINRA filing fee		*
Stock exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total	$	*

*
To be filed by amendment

Item 14.   Indemnification of Directors and Officers
Tradeweb Markets Inc. is incorporated under the laws of the state of Delaware. Section 102 of the Delaware General Corporation Law, as amended (the “DGCL”), allows a corporation to eliminate the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except in cases where the director breached his or her duty of loyalty to the corporation or its stockholders, failed to act in good faith, engaged in intentional misconduct or a knowing violation of the law, willfully or negligently authorized the unlawful payment of a dividend or approved an unlawful stock redemption or repurchase or obtained an improper personal benefit. The registrant’s amended and restated certificate of incorporation will contain a provision which eliminates directors’ personal liability as set forth above.
Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its directors, officers, employees, and agents in certain circumstances. Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, provided that such director, officer, employee or agent acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director, officer, employee or agent had no reasonable cause to believe that his or her conduct was unlawful.
Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.
Section 145 further provides that to the extent that a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided by Section 145 shall not be deemed exclusive of any other rights to which the party seeking indemnification may be entitled; that the corporation is empowered to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145; and that, unless indemnification is ordered by a court, the determination that indemnification under subsections (a) and (b) of Section 145 is proper because the director, officer, employee or agent has met the applicable standard of conduct under such subsections shall be made by (1) a majority vote of the directors who are not parties to such action, suit or proceeding (or a committee of such directors designated by majority vote of such directors), even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.
The registrant’s amended and restated certificate of incorporation and amended and restated bylaws will provide that the registrant shall indemnify its directors and officers to the extent permitted by the Delaware law. The right to indemnification conferred by the registrant’s amended and restated certificate of incorporation and amended and restated bylaws will also include the right to be paid the expenses (including attorneys’ fees) incurred by a present or former director or officer in defending any civil, criminal, administrative, or investigative action, suit, or proceeding in advance of its final disposition, provided, however, that if the Delaware law requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer shall be made only upon delivery to the registrant of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under the registrant’s amended and restated certificate of incorporation, amended and restated bylaws, or otherwise.
The registrant intends to enter into indemnification agreements with each of its directors and executive officers, a form of which will be filed as an exhibit to a pre-effective amendment to this Registration Statement. These agreements require the registrant to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the registrant, and to advance expenses incurred as a result of any action, suit, or proceeding against them as to which they could be indemnified.
In addition, the registrant intends to maintain standard policies of insurance that provide coverage (1) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to the registrant with respect to indemnification payments that the registrant may make to such directors and officers.
Item 15.   Recent Sales of Unregistered Securities
On November 7, 2018, in connection with its formation, the registrant issued 100 shares of common stock, par value $0.01 per share, to an officer of the registrant in exchange for $100. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving any public offering.

Item 16.   Exhibits and Financial Statement Schedules
(a) Exhibits.
The exhibit index attached hereto is incorporated herein by reference.
(b) Financial Statement Schedules.
All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.
Item 17.   Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

INDEX TO EXHIBITS
Exhibit No.	Exhibit Description
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of Tradeweb Markets Inc., to be effective prior to or upon the closing of this offering.
3.2*	Form of Amended and Restated Bylaws of Tradeweb Markets Inc., to be effective prior to or upon the closing of this offering.
4.1*	Specimen Common Stock Certificate of Tradeweb Markets Inc.
5.1*	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP.
10.1*	Form of Stockholders Agreement, to be effective upon the closing of the offering.
10.2*	Form of Registration Rights Agreement, to be effective upon the closing of the offering.
10.3*	Form of Fifth Amended and Restated LLC Agreement of Tradeweb Markets LLC, to be effective upon closing of this offering.
10.4*	Form of Tax Receivable Agreement, to be effective upon the closing of this offering.
10.5*+	Employment Agreement by and between Lee Olesky and Tradeweb Markets LLC.
10.6*+	Employment Agreement by and between William Hult and Tradeweb Markets LLC.
10.7*+	Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan.
10.8*+	Form of Option Agreement under the Amended and Restated Tradeweb Markets Inc. 2018 Share Option Plan.
10.9*+	Amended & Restated Tradeweb Markets Inc. PRSU Plan.
10.10*+	Form of PRSU Agreement under the Amended & Restated Tradeweb Markets Inc. PRSU Plan.
10.11*+	Tradeweb Markets Inc. 2019 Omnibus Equity Incentive Plan.
10.12*+	Form of Indemnification Agreement.
10.13†	Second Amended & Restated Market Data Agreement, dated November 1, 2018, by and between Tradeweb Markets LLC, Thomson Reuters (Markets) LLC and Thomson Reuters (GRC) Inc.
16.1*	Letter of PricewaterhouseCoopers LLP, dated , regarding change in Tradeweb Markets LLC’s independent registered public accounting firm.
21.1*	List of Subsidiaries of Tradeweb Markets Inc.
23.1*	Consent of Deloitte & Touche LLP.
23.2*	Consent of PricewaterhouseCoopers LLP.
23.3*	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included in signature pages hereto).

*
To be filed by amendment.

+
Indicates a management contract or compensatory plan or arrangement.

†
Certain portions of this exhibit have been omitted and separately submitted to the Securities and Exchange Commission pursuant to a request for confidential treatment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on this      day of      ,     .
Tradeweb Markets Inc.
By:

Lee Olesky
Chief Executive Officer
KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned directors and officers of Tradeweb Markets Inc. constitutes and appoints each of Lee Olesky, Robert Warshaw and Douglas Friedman, or any of them, each acting alone, his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifying and confirming all that either of the said attorneys-in-fact and agents, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Lee Olesky	Chief Executive Officer (Principal Executive Officer) and Director
Robert Warshaw	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)